Form 20-F
period 2002-04-30
DEREK RESOURCES CORP
filed 2002-11-15
CIK 1087072

===============================================================

                        United States
             Securities and Exchange Commission
                    Washington, DC 20549

                          Form 20-F
                     2002 Annual Report

                         (Mark One)



     [ ]     REGISTRATION STATEMENT PURSUANT TO
                 SECTION 12(b) OR (g) of the
               Securities Exchange Act of 1934


                             OR



     [X]         ANNUAL  REPORT PURSUANT TO
                 SECTION 13 OR 15(d) of the
               Securities Exchange Act of 1934


                  FOR THE FISCAL YEAR ENDED
                       APRIL 30, 2002


                             OR



    FOR THE TRANSITION PERIOD FROM _______ TO __________



              COMMISSION FILE NUMBER:  0-30072


============================================================


                 Derek Resources Corporation

   (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                       NOT APPLICABLE

       (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                  BRITISH COLUMBIA, CANADA

       (JURISDICTION OF INCORPORATION OR ORGANIZATION)


         SUITE 1550, 355 BURRARD STREET, VANCOUVER,
              BRITISH COLUMBIA, CANADA, V6C 2G8

          (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          SECURITIES REGISTERED OR TO BE REGISTERED
           PURSUANT TO SECTION 12 (b) OF THE ACT.



                     TITLE OF EACH CLASS

          NAME ON EACH EXCHANGE ON WHICH REGISTERED



                            None


                             DNA



          Securities Registered or to be Registered
            Pursuant to Section 12(g) of the Act.


               COMMON SHARES WITHOUT PAR VALUE

                      (TITLE OF CLASS)


          Securities For Which There is a Reporting
      Obligation Pursuant to Section 15(d) of the Act.


                            NONE

                      (TITLE OF CLASS)


INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE
ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS of the close of the Period Covered by the Annual Report.


                  38,145,022 COMMON SHARES


Indicate by Check Mark Whether the Registrant (1) has Filed
All Reports Required To be Filed by Section 12 or 15( d) of the Securities Exchange Act of 1934 During the Preceding 12
Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.


                     Yes  [X]   No  [ ]


Indicate by Check Mark Which Financial Statement Item the
Registrant Has Elected to Follow.


                 Item 17  [X]   Item 18  [ ]


(Applicable Only to Issuers Involved in Bankruptcy
Proceedings During the Past Five Years)

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.


             Yes  [ ]   No  [ ]   Not Applicable  [X]

===============================================================


SECURITIES AND EXCHANGE COMMISSION


                          FORM 20-F

                      TABLE OF CONTENTS

Glossary of Terms                                             7
PART 1                                                        9
Item 1 - Identity of Directors, Senior Management and
 Advisers                                                     9
Item 2 - Offer Statistics and Expected Timetable              9
Item 3 - Key Information                                      9
Selected Financial Data                                       9
Capitalization and Indebtedness                              10
Reasons for the Offer and Use of Proceeds                    11
Risk Factors                                                 11
Item 4 - Information on the Company                          14
Introduction                                                 14
General Development of the Business of the Registrant        15
Business Overview                                            18
Organizational Structure                                     19
Property, Plants and Equipment                               19
The LAK Ranch Project, Wyoming, USA                          19
Location, Description and Acquisition                        19
History of the LAK Ranch Project                             23
Geology                                                      23
The Steam Assisted Gravity Drainage Process                  25
The Gas Assisted Gravity Drainage Process                    26
Operating Agreement                                          26
Bateman Agreements                                           27
Development Program                                          27
Litigation with Asdar Group                                  29
Item 5 - Operating and Financial Review and Prospects        30
Overview                                                     30
Operating Results                                            31
Liquidity and Capital Resources                              34
Research and Development, Patents and Licences, etc.         35
Trend Information                                            35
Item 6 - Directors, Senior Management and Employees          35
Directors and Senior Management                              35
Compensation                                                 38
Board Practices                                              40
Employees                                                    40
Share Ownership                                              40
Item 7 - Major Shareholders and Related Party Transactions   42
Major Shareholders                                           42
Related Party Transactions                                   43
Interests of Experts and Counsel                             45
Item 8 - Financial Information                               45
Consolidated Financial Statements and Other Financial
 Information                                                 45
Legal Proceedings                                            45
Dividend Policy                                              45
Significant Changes                                          46
Item 9 - The Offer and Listing                               47
Offer and Listings Details                                   47
Plan of Distribution                                         48
Markets                                                      48
Selling Shareholders                                         48
Dilution                                                     48
Expenses of the Issue                                        48
Item 10 - Additional Information                             49
Share Capital                                                49
Memorandum of Articles of Association                        49
Material Contracts                                           53
Exchange Controls                                            54
Taxation                                                     55
Canadian Federal Income Tax Consequences                     55
Dividends                                                    56
Capital Gains                                                56
United States Federal Income Tax Consequences                57
U.S. Holders                                                 57
Distributions on Common Shares of the Registrant             57
Foreign Tax Credit                                           58
Disposition of Common Shares of the Registrant               58
Other Considerations for U.S. Holders                        58
Foreign Personal Holding Company                             59
Foreign Investment Company                                   59
Passive Foreign Investment Company                           59
Controlled Foreign Corporation Status                        61
Elimination of Overlap Between Subpart F Rules and PFIC
 Provisions                                                  62
Dividends and Paying Agents                                  62
Statement by Experts                                         62
Documents on Display                                         62
Subsidiary Information                                       62
Item 11 - Quantitative and Qualitative Disclosures About
 Market Risk                                                 62
Item 12 - Description of Securities Other than Equity
 Securities                                                  62
Part II                                                      63
Item 13 - Defaults, Dividend Arrearages and Delinquencies    63
Item 14 - Material Modifications to the Rights of Security
 Holders and Use of Proceeds                                 63
Part III  63
Item 15 - Controls and Procedures                            63
Item 16 - Reserved                                           63
Part IV                                                      63
Item 17 - Financial Statements                               63
Item 18 - Financial Statements                               63
Item 19 - Exhibits                                           63
Signature Page                                               67



The information contained in this Annual Report is current at November 1, 2002 except where a different date is specified.

Unless   otherwise  specified,  all  monetary  amounts   are
expressed in Canadian dollars.

Financial information is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company are set forth in Note 11 to the accompanying
Consolidated   Financial  Statements  of   Derek   Resources
Corporation.

The following table sets forth certain standard conversions from the International System of Units (metric units) to the Standard Imperial Units:


                            Conversion Table


To Convert From:
To:
                              Multiply By:

McF
Cubic metres
                                 28.174

Cubic metres
Cubic feet
                                 35.494

Bbls
Cubic metres
                                  0.159

Cubic metres
Bbls oil
                                  6.290

Feet
Metres
                                  0.305

Metres
Feet
                                  3.281

Miles
Kilometres
                                  1.609

Kilometres
Miles
                                  0.621

Acres
Hectares
                                  0.405

Hectares
Acres
                                  2.471



Forward-Looking Statements

Certain of the information contained in this Form 20-F Annual Report constitutes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included or incorporated by reference in this report, including, without limitation, statements regarding the company's future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "project," "estimate," "anticipate," "believe," or " continue" or the negative thereof or variations thereon or similar terminology. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the company's expectations ("Cautionary Statements") are disclosed under "Item 3 - Key Information, Risk Factors" and elsewhere in this Annual Report as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission, the Alberta Securities Commission and the United States Securities and Exchange Commission. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements. The Company assumes no duty to update or revise its forward-looking
statements  based  on  changes  in  internal  estimates   or
expectations or otherwise.

GLOSSARY OF TERMS



Except as otherwise identified, the following terms, when used herein, shall have the following meanings:

"API" refers to the American Petroleum Institute measure of the specific gravity of oil; the higher the number, the lighter the oil.

"bbls" refers to barrels of oil.

"bitumen" or "heavy oil" refers to the tar-like form of  oil
that   cannot  be  produced  by  conventional  means.   When
extracted from oil sands, it can be upgraded into light sweet crude and other oil products.

"centipoise" is a unit of measure of viscosity, which is the resistance of a substance to flow under stress; 1 centipoise
= 0.01 poise.

"Common Shares" means common shares in the capital of the Company.

"Company" refers to Derek Resources Corporation.

"Derek USA" refers to the Company's wholly owned subsidiary, Derek Resources (U.S.A.) Inc., a Delaware corporation.

"Exchange" refers to the TSX Venture Exchange.

"GAGD" refers to the Gas Assisted Gravity Drainage process of recovering oil. The GAGD process uses a lower level horizontal production well and an upper level horizontal gas injection well and recovers oil by gravity drainage. See "Item 4 - Information on the Company, The LAK Ranch Project, Wyoming, USA".

"gravity" refers the specific weight of oil measured on a scale based on the weight of water.

"kPa" refers to kilopascal, a unit of measurement of pressure.

"McF" refers to thousand cubic feet.

"md" refers to millidarcy, which is a unit of measure of permeability.

"MMBTU" refers to million British Thermal Units.

"MMCF" refers to million cubic feet.

"permeability" is a measure of the ease with which a fluid such as water or oil moves through a rock when the pores are connected.

"porosity" is the percentage of the bulk volume of a rock or soil that is occupied by interstices, or pores, whether isolated or connected.

"psi" means pounds per square inch, which is a unit of measure of pressure.

"Registrant" refers to Derek Resources Corporation.

"SAGD" refers to the Steam Assisted Gravity Drainage approach to the thermal recovery of heavy oil. The SAGD process uses a lower level horizontal production well and an upper level horizontal steam injection well and recovers oil by gravity drainage. See "Item 4 - Information on the Company, The LAK Ranch Project, Wyoming, USA".

"shale out" refers to the change in a porous sandstone or limestone when the clay content increases until porosity and permeability disappear and the rock grades into claystone or shale; also known as "pinch out".

"synclinal fold" is a fold of which the core contains the stratigraphically younger rocks; it is generally concave upward.

"WTI" refers to West Texas Intermediate, a reference point for U.S. oil pricing.


                                 PART 1


ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
ADVISERS

See "Item 6 - Directors, Senior Management and Employees".


ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3 - KEY INFORMATION
Selected Financial Data

Selected financial data of the Company for the five fiscal years ending April 30, 2002 are derived from the financial statements of the Company which have been audited by PricewaterhouseCoopers LLP as indicated in their auditor's reports which are included elsewhere in this Annual Report. The selected financial data set forth for Fiscal 1998 and 1999 are derived from the Company's audited financial statements, not included herein.

The  selected  financial data should be read in  conjunction
with   the   financial   statements  and   other   financial
information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation in 1981 and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Summary of Financial Data

The following tables set forth selected financial data with respect to the Company on a consolidated basis for the periods indicated. The information appearing below has been derived from and should be read in conjunction with the consolidated financial statements of the Company and notes thereto as well as the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects".

The financial statements of the Company and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The major differences between Canadian GAAP and U.S. GAAP that would affect the measurement of the Company's financial position, loss or cash flows are set forth in Note 11 to the accompanying Consolidated Financial Statements of the Company.


                         SELECTED FINANCIAL DATA
                      (CDN$ except Per Share Data)


                          Years Ended April 30


                                                        2002
                                                        2001
                                                        2000
                                                        1999
                                                        1998

Revenues
                                                       1,024
                                                     131,435
                                                      19,824
                                                      39,583
                                                      12,083

Net Loss
                                                   1,062,580
                                                     826,342
                                                     675,731
                                                     528,589
                                                     352,490

Loss Per Share
                                                        0.03
                                                        0.04
                                                        0.09
                                                        0.14
                                                        0.13

Dividends per Share
                                                        0.00
                                                        0.00
                                                        0.00
                                                        0.00
                                                        0.00

Total Assets
                                                  14,012,260
                                                  12,503,031
                                                   2,071,694
                                                   1,159,765
                                                     766,487

Long Term Liabilities
                                                     506,000
                                                        0.00
                                                        0.00
                                                        0.00
                                                        0.00

Oil and Natural Gas Properties (included in Total Assets)
                                                  13,910,104
                                                  12,249,321
                                                   1,523,623
                                                   1,099,401
                                                     682,206

Deficit at End of Period
                                                  11,597,726
                                                  10,535,146
                                                   9,708,804
                                                   9,033,073
                                                   8,504,484








Share Capital






($)
                                                  22,464,255
                                                  20,357,250
                                                  11,575,653
                                                  10,053,113
                                                   8,484,253

Number of Securities (1)
                                                  38,145,022
                                                  31,447,621
                                                   9,958,379
                                                   6,805,129
                                                   3,356,122








US GAAP Shareholders' Equity (2)
                                                  10,998,529
                                                   9,919,604
                                                   2,001,849
                                                   1,094,040
                                                     624,769

US GAAP Net Loss (Earnings) (2)
                                                   1,062,580
                                                     859,859
                                                     675,731
                                                     560,279
                                                     352,490

US GAAP Loss (Earnings) Per Share (2)
                                                        0.03
                                                        0.04
                                                        0.09
                                                        0.15
                                                        0.13


NOTES:
1. There are 42,076,522 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report
2.   Refer to discussion in "Item 5 - Operating and
Financial Review and Prospects".

In  this  Annual  Report,  unless otherwise  specified,  all monetary amounts are expressed in Canadian dollars. The noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars on November 1, 2002 was $0.6418.

The following table sets out the average exchange rates for the five most recent financial years, calculated using the average of the exchange rates on the last day of each month in such periods:


                          Years Ended April 30


                                                        2002
                                                        2001
                                                        2000
                                                        1999
                                                        1998








Average for Period
                                                      0.6379
                                                      0.6616
                                                      0.6804
                                                      0.6624
                                                      0.7115


The following table sets out the high and low exchange rates for each month during the previous six months:


                                                      Oct-02
                                                      Sep-02
                                                      Aug-02
                                                      Jul-02
                                                      Jun-02
                                                      May-02









High for Period
                                                      0.6407
                                                      0.6433
                                                      0.6442
                                                      0.6603
                                                      0.6619
                                                      0.6547

Low For Period
                                                      0.6272
                                                      0.6304
                                                      0.6264
                                                      0.6297
                                                      0.6452
                                                      0.6366


Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance. Due to the nature of the Company's business and the present stage of development on the LAK Ranch Project, the following risk factors apply:

Exploration and Development Risks

The pilot plant at the LAK Ranch Project utilizes the SAGD recovery process which falls under the category of improved recovery pursuant to the definition found in Rule 4-10(a)(4) of Regulation S-X. As a result, the Company has not attributed any proved reserves to the LAK Ranch Project. Technical and economic information derived from the pilot study will be used to estimate the amount of recoverable oil for the development of a commercial scale operation. There is a risk that the Company may not be able to economically recover the oil in place.

The Company has never brought any property in which it had an interest into commercial production. As such, the Company's ability to meet production, timing and cost estimates for properties cannot be assured. Technical considerations, delays in obtaining government approvals, the inability to obtain financing or other factors could cause delays in developing properties. Such delays could materially adversely affect the financial performance of the Company.

Oil and Gas Prices

The Company's principal business risks arise from the nature of crude oil and natural gas markets, uncertain results of capital expenditure programs and volatility of interest and exchange rate.

Factors beyond the control of the Company may affect the marketability of any oil and gas discovered. The prices of crude oil and natural gas have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved production methods. The prices which will be available to the Company for sales of its production will be established by market forces which can be affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens. The market for crude oil is influenced by global supply and demand considerations and by the supply management practices of the world's dominant producers concentrated in the Organization of Petroleum Exporting Countries (OPEC). The natural gas market is primarily influenced by North American supply and demand profile and by competing fuels. There can be no assurance that the price of oil or gas will be such that the Company's leases can be produced at a profit.

Title Matters

While the Company has diligently investigated title to all its property interests, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Enforcement of Judgments

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company and the directors and officers of the Company may be limited due to the fact that the Company and these persons reside outside of the United States and, in respect of the directors and officers, their assets are located outside the United States. There is uncertainty as to whether Canadian courts would: (i) enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws. In Canada, civil rights are within the legislative jurisdiction of the Provinces, and in the Province of British Columbia, in which the Company and the majority of its directors and officers are resident, does not have laws for the reciprocal enforcement of judgments of United States courts.

"Penny Stock" Rules

The Common Shares are "penny stock" as defined by the Securities and Exchange Commission. Penny stocks are generally equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation  information  must be  given  to  the  customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules and therefore make it more difficult to sell those shares.

Additional Funding Requirements.

The Company has limited financial resources, and there is no assurance that additional funding will be available to it for further development of its properties or to fulfill its obligations under any applicable agreements. The Company has relied on external financing, including the issuance of equity securities, to fund its activities to date and will continue to require external financing for the foreseeable future. The exploration and development of the Company's properties depends upon the Company's ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means.

At April 30, 2002, the Company had a working capital deficit of $2,488,985. Revenue from oil and gas sales from the LAK Ranch Project is not sufficient to fully meet its cash requirements and ongoing commitments and the Company is dependent on its shareholders and creditors to support it as a going concern. While the Company has been successful in obtaining financing from shareholders and directors in the past, there is no assurance the Company will continue to be successful in raising necessary financing. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Management is actively pursuing additional sources of financing and is pursuing a partnership with an outside source to develop the LAK Ranch Project. At the present time, the LAK Ranch oil production plant is idle until a partner or substantial financing can be found. Subsequent to April 30, 2002, the Company exchanged common shares for a portion of the notes payable outstanding at April 30, 2002, extended repayment terms on notes payable not exchanged and completed a private placement of 3,917,500 units at $0.10 per unit for proceeds of $391,750. See "Item 8 - Financial Information, Significant Changes".

Environmental and Other Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of commercial production on its properties, requires permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas operations, safety and other matters. Companies engaged in the development and operation of oil and gas properties and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits, the extent of which cannot be predicted. There can be no assurance that approvals and permits required to commence commercial production on its properties will be obtained. Additional permits and studies, which may include the environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation or production facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in oil and gas operations may be required to compensate those suffering loss or damage by reason of the production activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of petroleum companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new oil and gas properties.

The   Company  and  its  consultants  maintain  a  corporate
insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other operating accidents or disruptions. The Company also has operational and emergency response procedure and safety and environmental programs in place to reduce potential loss exposure. To the best of the Company's knowledge, the Company is currently operating in compliance with all applicable environmental regulations.

The Company has insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing. However, the Company may become subject to liability for hazards against which it cannot insure itself or which it may elect not to insure against because of premium costs or other reasons. In particular, the Company is not insured for environmental liability or earthquake damage.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. At April 30, 2002, the Company's deficit was $11,597,726.

Limited History as Operator

Historically, the Company has participated as an interest holder in oil and gas wells which were successfully brought into production by others. Prior to the LAK Ranch Project, it has never acted as operator.

Key Employees.

The Company depends on a number of key employees: Barry C.J. Ehrl, President & Chief Executive Officer of the Company; Frank R. Hallam, Chief Financial Officer and
Director of the Company; Paul B. Trost, Vice-President, Operations of the Company's U.S. subsidiary, Derek USA and George Pouska, Field Manager of the Company's U.S. subsidiary, Derek USA. The loss of any one of the named employees could have an adverse effect on the Company. With the exceptions of Barry C.J. Ehrl and Frank R. Hallam (see "Item 6 - Directors, Senior Management and Employees" and "Item 7 - Major Shareholders and Related Party Transactions"), the Company has not entered into management contracts with the named employees. The Company does not maintain key man insurance on any of its management.

Conflicts of Interest

Certain of the Company's directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. See "Item 6 - Directors, Senior Management and Employees" and "Item 7 - Major Shareholders and Related Party Transactions".

Currency Fluctuations

The Company's operations at the LAK Ranch Project are in the United States and the expenses of such operations are payable in U.S. dollars while the Company's functional currency is the Canadian dollar. The majority of the Company's financings to date have been in Canadian dollars and will continue to be in Canadian dollars for the foreseeable future. Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian and U.S. dollars. Although this has not had a materially adverse affect on the Company's results of operations to date, this may have a materially adverse affect on the Company's results of operations in the future. The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses relating to non-current monetary assets or liability, which are deferred and amortized over the remaining life of the asset or liability.

Price Fluctuations:  Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many petroleum companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's Common Shares fluctuated from a high of $0.49 to a low of $0.06 within the twelve month period preceding the date of this Form 20-F Annual Report. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at November 1, 2002, there were 2,568,000 stock options and 12,010,234 share purchase warrants outstanding pursuant to which Common Shares may be issued in the future, which will result in further dilution to the Company's shareholders.

Dividend Record and Policy

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for some time. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

ITEM 4 - INFORMATION ON THE COMPANY
Introduction

The Company was incorporated under the Company Act (British Columbia) on April 6, 1981 under the name Cove Energy Corporation. The Company changed its name to Cove Resources Corporation on May 13, 1988 and to Consolidated Cove Resources Corporation ("Consolidated Cove") on August 11, 1992. The Company is a reporting issuer in British Columbia and Alberta. The Common Shares trade on the Exchange under the symbol "DRS". On January 4, 2001, the Common Shares commenced trading on the NASD OTC Bulletin Board Service under the symbol "DRKRF".

The address of the head office of the Company is Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. The telephone number of the head office of the Company is (604) 331-1757 or toll free (888) 756-0066. The address for service and the registered and records office of the Company is Tupper Jonsson & Yeadon, Suite 1710 - 1177 West Hastings Street, Vancouver, British Columbia, Canada. The Company's website is www.derekresources.com.

The Company is a natural resource company engaged in the acquisition, exploration and development of oil and gas properties. It has an interest in one principal property, the LAK Ranch Project in Wyoming, USA. The pilot plant at the LAK Ranch Project utilizes the SAGD recovery process which falls under the category of improved recovery and pursuant to the definition found in Rule 4-10(a)(4) of Regulation S-X. As a result, the Company has not attributed any proved reserves to the LAK Ranch Project. Technical and economic information derived from the pilot study will be used to estimate the amount of recoverable oil for the development of a commercial scale operation. There can be no assurance that the identified oil deposit at the LAK Ranch Project will ever qualify as a commercially viable operation.

General Development of the Business of the Registrant

The four fiscal years ending April 30, 1997 were a period of re-organization and the Company, although not technically inactive, did not acquire any new properties or carry on any active business. During the year ended April 30, 1994, Consolidated Cove suspended exploration activities on its existing properties and wrote off all mineral property interests totalling $2,255,264. During the years ended April 30, 1994, 1995, 1996, and 1997, Consolidated Cove or the Company raised $125,000, $104,000, $250,000 and
$645,000, respectively, by way of private placements, and used these funds to meet its ongoing expenses. Creditors and shareholder lenders were issued shares to settle debt totalling $337,657, $52,672, $174,500 and nil during the
years   ended   April  30,  1994,  1995,  1996   and   1997,
respectively.

May 11, 1995, the Company consolidated its issued and outstanding share capital on a 1 for 4.6 basis and changed its name from Consolidated Cove to its current name, Derek
Resources Corporation.

In its fiscal year ended April 30, 1998, the Company began and continues to actively pursue a program of acquisition, exploration and development of oil and gas properties.

Pursuant to an option agreement dated September 24, 1997, as amended April 21, 1998 and December 11, 1998 (the "LAK Agreement") between the Company and Rising Phoenix Development Group Ltd. ("Rising Phoenix"), the Company was granted an option to purchase from Rising Phoenix up to a 75% working interest in two tracts of land (the "Original LAK Property") and up to a 37.5% interest in two other tracts of land (the "Adjoining Property") in Weston County, Wyoming. See "Item 4 - Information on the Company, The LAK Ranch Project, Wyoming, USA".

During the year ended April 30, 1998 ("Fiscal 1998"), the Company issued an aggregate of 1,290,000 special warrants at a price of $0.50 per special warrant for gross proceeds of $645,000. The proceeds of the private placement were used for acquisition and exploration costs at the LAK Ranch Project and for general working capital. During Fiscal 1999, all 1,290,000 special warrants were converted into 1,290,000 units, each unit comprising of one Common Share and one share purchase warrant. During Fiscal 1998, the Company also issued 607,499 Common Shares on the exercise of 607,499 previously issued warrants resulting in net proceeds to the Company of $179,450. During the same period, the issuance of 375,000 performance escrow shares at $0.01 per share to Barry Ehrl, President, C.E.O. and director of the Company resulted in gross proceeds to the Company of $3,750. See "Item 7 - Major Shareholders and Related Party Transactions".

During the year ended April 30, 1999 ("Fiscal 1999"), the Company issued an aggregate of 1,940,300 special warrants at prices ranging from $0.40 to $0.50 per special warrant for gross proceeds of $817,310. 297,500 of the special warrants were converted into Common Shares while 1,642,500 special warrants were converted into 1,642,500 units, each unit comprising of one Common Share and one share purchase warrant. Another 142,000 Common Shares were issued by private placements at $0.50 per share for gross proceeds of $71,000. The proceeds of the private placements were used for acquisition and exploration costs at the LAK Ranch Project and for general working capital. Debt in the amount of $6,300 was settled by the issuance of 15,000 Common Shares at a deemed price of $0.42 per share. Revenues from oil and gas royalties totalled $3,471 and the Company sold certain of its oil and gas leases in Canada, realizing a gain on sale of $36,609.

In December 1999, the Company acquired federal oil leases totalling 1,028 acres adjacent to the LAK Ranch Project. The new ground, which increased the acreage at the LAK Ranch Project to 7,388 acres, is west and south of the existing property. The new ground was acquired by application for an annual rental payment of $1,543.50 and is subject to a Federal Overriding Royalty of 12.5%. During the same month, the Company obtained a source water permit for the LAK Ranch Project, became licensed with the Wyoming State Gas Commission as an operator and posted a US $25,000 bond with the State.

During the year ended April 30, 2000 ("Fiscal 2000"), the Company issued 2,300,000 special warrants at a price of $0.50 per special warrant for gross proceeds of $1,150,000. In connection thereof, an aggregate of 74,250 special warrants were issued by the Company in payment of finder's fees. The Company also completed another private placement of 64,000 special warrants at a price of $0.75 per special warrant for gross proceeds of $48,000. Also during the same period, the Company issued 267,500 Common Shares on the exercise of 267,500 previously issued warrants resulting in gross proceeds to the Company $145,040. Another 30,000 Common Shares were issued on the exercise of 30,000 stock options for gross proceeds to the Company of $14,900.

The Company entered into an agreement dated June 9, 2000 (the "Agency Agreement") with Yorkton Securities Inc. ("Yorkton") pursuant to which Yorkton was appointed to act as Agent for a best efforts brokered private placement of 7,050,000 units at a price of $0.42 per unit for gross proceeds of $2,961,000. Each unit shall comprise of one Common Share and one share purchase warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of $0.53 per share for two years. The Company agreed to pay the Agent a commission of 7.5% of the gross proceeds of the offering and to issue Agent's warrants equal to 10% of the total offering exercisable for two years at $0.53 per share. The proceeds from this private placement were used for working capital purposes and for the development of the LAK Ranch Project.

On June 14, 2000, Company officials appeared before the Wyoming Oil and Gas Commission and approval to commence drilling on the LAK Ranch Project was granted. Effective June 13, 2000, the Company, through its U.S. subsidiary, Derek USA, entered into a drilling contract with CAZA Drilling Inc. of Denver, CO ("CAZA") for the first injector/producer well pair on the LAK Ranch Project. An escrowed deposit of US $315,000 was established by the Company on CAZA's behalf. A rig was mobilized on the LAK Ranch Project on June 19, 2000 and drilling of Well Derek #1 commenced.

By July 10, 2000, Well Derek #1 was completed at a total measured length of 3,213 feet. The horizontal section of the well extended a total of 1,810 feet and encountered 1,639 gross feet of Newcastle sandstone reservoir rock. The Company estimated that 1,200 net feet of this gross footage was of good to excellent quality reservoir sand and that 400 net feet was of fair quality reservoir sand. A slotted liner was successfully installed in the horizontal section of Well Derek #1. On July 15, 2000, the second (injector) well of the horizontal well pair, Well Derek 2-I, was spudded. Well Derek 2-I was completed on July 29, 2000 at a total measured length of 3,210 feet. The horizontal section of the well was emplaced an average of 24 feet vertically above Well Derek #1.

By October 17, 2000 all major pieces of equipment for the surface facility were sourced, minor site preparation was underway and the route for the natural gas pipeline was being laid out. By November 14, 2000, grading and survey work at the LAK Ranch Project site was nearly complete. Construction and installation of concrete footings was being carried out. Installation of a 4-inch natural gas pipeline, which will be about 30,000 feet in length had commenced. This pipeline is capable of supplying up to 1.5 MMCF of natural gas to the project on a daily basis. The Company estimated that this pipeline would provide sufficient fuel to operate steam generation equipment able to supply steam to approximately 4 to 6 well pairs. By the end of November 2000, an oil treatment plant, or "heater-treater" and a 22 million BTU leased steam generator, complete with water treatment plant, pre-fabricated steel building and ancillary equipment, arrived at the LAK Ranch site.

By December 19, 2000, the Company had spent US $3,868,144 on construction of the pilot plant facility to meet the earn-in requirements of the LAK Agreement.

As of January 9, 2001, a 33,000-foot long 4-inch natural gas pipeline had been installed to the site and completed sections of the pipeline had been pressure tested. By February 12, 2001, the LAK Ranch plant was essentially complete and acid treatment had been initiated on the steam blow-down wells. Steam generation and injection to the SAGD well pair had commenced at the beginning of March 2001 and breakthrough communication between the two wells was achieved on March 18, 2001. SAGD operations began on March 19, 2001, permitting steam to be injected through the upper well and condensed steam and oil to be collected through the lower, producing well.

During Fiscal 2001, the Company's interest in the LAK Ranch Project was challenged by the optionor, Asdar Group. Asdar Group filed a lawsuit against the Company claiming that the Company has not earned its interest in the LAK Ranch Project and must therefore relinquish its ownership to Asdar Group. See "Litigation with Asdar Group" on page 29.

During Fiscal 2001, the Company issued 19,137,865 units at $0.42 per unit for gross proceeds of $8,037,903, which included the Yorkton brokered placement. In connection thereof, an additional aggregate of 410,377 units, 705,000 share purchase warrants and $308,656 was paid by the Company as finder's fees and other costs. The proceeds of the private placements in Fiscal 2001 were used for the construction of the pilot plant facility at the LAK Ranch Project and for general working capital. The Company also issued 1,811,500 Common Shares on the exercise of 1,811,500 previously issued share purchase warrants resulting in gross proceeds to the Company of $973,470. Another 72,000 Common Shares were issued on the exercise of stock options for gross proceeds to the Company of $35,380.

On September 18, 2000, the Company entered into a Letter of Intent ("LOI") with MTARRI, Inc. ("MTARRI") to purchase a 51% working interest in the Morton Project. The Morton Project is located approximately six miles south of Douglas, Wyoming, in Converse County and covers approximately 1,880 acres. Dr. Paul Trost, Vice-President, Operations of Derek USA, is also President of MTARRI. Pursuant to the terms of the LOI, the Company agreed to make a cash payment of US $19,890 to MTARRI upon the execution of the LOI (paid) and assume 51% or US $306,000 of the estimated US $600,000 cost to construct a pilot project to be completed before April 2001. Upon the successful completion of the pilot project, the Company would then have the option to vest its interest in the Morton Project by assuming 51% or US $198,900 of the total US $390,000 acquisition cost due to the underlying vendor over the next four years. The Company would then be required to cover 51% of all project costs on an ongoing basis. MTARRI would be the operator.

The Morton Project lies within the Powder River Basin. Over the last 15 years, a total of 25 wells have been drilled by other companies into the Sussex Sand reservoir within the Morton field. A total of 17 of these wells are still producing at rates of 1 - 3 barrels of oil per day. The low production rate is due to the lack of any water drive mechanism and too low reservoir pressure. In January 2001, the Company commenced drilling with the spudding of the first well on the Morton Project and by February 21, 2001, the first well was complete (1,650 feet) and the second well was at a depth of 830 feet. The planned total depth of the second well was 1,750 feet. The first well was planned to be part of a low temperature oxidation improved oil recovery pilot test facility to be conducted within a 40 acre parcel located in the existing 2000 foot deep Morton oilfield.

Due to the commencement of litigation against Asdar and ongoing costs at the LAK Ranch Project, management felt it was necessary to sell its interest in the Morton Project in order to focus its financial resources at LAK Ranch. Pursuant to a letter agreement dated April 30, 2001 between the Company and First Echelon Ventures Inc. ("First Echelon"), the Company sold its rights and interests in the Morton Project to First Echelon for the sum of US $100,000. This sum represents the Company's project related costs plus a small profit of $11,729. In addition, First Echelon agreed to assume all of the Company's responsibilities set out in the LOI.

Through an Assignment of a Federal Lease dated July 6, 2001 from Edel P. Smith and Accidental Oil Company, the Company acquired an additional 80 acres for US $7,500 upon execution of the Assignment and an additional payment of US $7,875 on January 1, 2002. This new ground is subject to a Federal Overriding Royalty of 12.5% and a 5% overriding royalty.

The Company produced and sold oil at the LAK Ranch Project for the months of April, May and June 2001 but suspended pilot production operations in mid-June 2001 in order to install additional wastewater disposal system which would allow the plant to operate at 100% of its steaming capacity. The Company restarted pilot plant operations in October 2001 and produced and sold oil for the months of October, November and December 2001 and the first part of January 2002.

The following summarizes all oil production and sales by the
Company:

Month/Year
                                Oil Sold
                                (Barrels)
                                 Average
                              Gravity (API)
                                 Average
                               Price/Bbl.
                                  (US$)
                                  Gross
                                  Value
                                  (US$)

April 2001
                                 1096.61
                                  21.4
                                $25.0001
                               $27,415.32

May 2001
                                 1586.50
                                  20.8
                                $25.3986
                               $40,294.80

June 2001
                                 473.04
                                  19.6
                                $25.2197
                               $11,929.91

October 2001
                                 484.41
                                  20.4
                                $18.4675
                                $8,945.82

November 2001
                                 698.31
                                  20.8
                                $17.1111
                               $11,948.85

December 2001
                                 693.23
                                  19.9
                                $16.5214
                               $11,453.13

January 2002
                                 331.17
                                  20.1
                                $15.8500
                                $5,249.04


Pilot plant operations were suspended in January of 2002 pending the grant of a surface water discharge permit from the State of Wyoming. This permit was granted on January 31, 2002. Pilot plant operations were not restarted subsequent to January, 2002 as the Company decided to seek further funding for the project before recommencing pilot plant operations.

All of the oil produced on the LAK Ranch Project to date has been sold to one customer, Equiva Trading Company ("Equiva") of Denver, CO pursuant to a Lease Purchase Agreement executed between the parties on May 17, 2001. Effective September 1, 2002, Equiva assigned this agreement to Shell Trading (US) Company.

During Fiscal 2002, the Company issued 5,653,051 units at an average price of $0.316 per unit for net proceeds of $1,790,115. In connection thereof, 183,050 units were issued as finder's fees. The proceeds of the private placements in Fiscal 2002 were used to settle short-terms notes and accounts payable and for general working capital.

Notes payable issued during Fiscal 2002 totalled US $1,217,521 (Cdn $1,923,570). Proceeds from these issuances were used primarily to cover outstanding construction and operating expenses at the Company's LAK Ranch Project. See
Note 4 to the financial statements. During the year, the Company repaid some of the principal and accrued interest on these notes payable; US $138,000 in exchange for 731,300 common shares and US $78,600 for cash. At April 30, 2002, the principal outstanding on notes payable totalled US $ 1,009,605 (Cdn $1,585,080) and interest accrued on notes payable totalled US $75,860 (Cdn $119,100).

At October 21, 2002, the outstanding warrants and options represented a total of 19,554,162 shares issuable for a maximum of $9,297,474 if these warrants and options are ultimately exercised in full. The exercise of these warrants and options is completely at the discretion of the respective holders and the Company has had no indication that any of these warrants or options may be exercised.

Business Overview

The  Company  is a natural resource company engaged  in  the acquisition,  exploration and development  of  oil  and  gas properties. It has an interest, indirectly, in one principal property: the LAK Ranch Project. The pilot plant at the LAK Ranch Project utilizes the SAGD recovery process which falls under the category of improved recovery and pursuant to the definition found in Rule 4-10(a)(4) of Regulation S-X. As a result, the Company has not attributed any proved reserves to the LAK Ranch Project. Technical and economic information derived from the pilot study will be used to estimate the amount of recoverable oil for the development of a commercial scale operation. There is a risk that the Company may not be able to economically recover the oil in place.

Exploration on the Company's LAK Ranch Project is not affected by seasonal changes. To conduct its exploration, the Company is dependent on sub-contractors for equipment and supplies. These are generally available but vary in price and immediacy of availability subject to demand.

Revenue from the LAK Ranch Project is not sufficient to meet its cash requirements and the Company is dependent on external financing to support it as a going concern. Its ability to continue operations is dependent on the ability of the Company to obtain additional financing. See "Item 3
- Key Information - Risk Factors".

For the three years ended April 30, 2002, the Company's revenues from oil and gas sales, the sale of oil and gas leases and interest paid on deposits were as follows:


                                                  Year Ended
                                              April 30, 2002
                                                  Year Ended
                                              April 30, 2001
                                                  Year Ended
                                              April 30, 2000

Oil and Gas Sales - Net of Royalties
                                                      $1,024
                                                     $10,221
                                                      $4,546

Gain on Sale of Oil and Gas Leases
                                                           -
                                                     $11,729
                                                           -

Interest (net of bank charges)
                                                           -
                                                    $109,485
                                                     $15,278

Totals
                                                      $1,024
                                                    $131,435
                                                     $19,824

Organizational Structure

The Company has a wholly owned subsidiary, Derek Resources (U.S.A.) Inc. incorporated by the Company under the laws of the State of Delaware on August 18, 1981 under the name Cove Energy Inc. On December 18, 2000, Cove Energy Inc. changed its name to Derek Resources (U.S.A.) Inc. The registered and records offices of Derek USA are located at No. 100 West Tenth Street, Wilmington, Delaware. The principal business address of Derek USA is Suite 1550 - 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. The authorized share capital of Derek USA consists of 2,000 common shares without par value of which one common share issued and outstanding is registered in the name of the Company.
Property, Plants and Equipment

The Company's executive offices are located in rented premises of approximately 1,000 square feet at Suite 1550, 355 Burrard Street, Vancouver, British Columbia V6C 2G8, telephone (604) 331-1757. The Company began occupying this facility in October 2002 on a two-year lease at an approximate cost of $31,000 per year. It is considered adequate for current needs. The Company shares this space with Sydney Resource Corporation, a company in which Barry C.J. Ehrl,, President, CEO and Director of the Company, is a director and officer. See "Item 6 - Directors, Senior Management and Employees" and "Item 7 - Major Shareholders and Related Party Transactions".


The LAK Ranch Project, Wyoming, USA

Location, Description and Acquisition

The LAK Ranch Project is comprised of the Original LAK Property and the Adjoining Property, both of which were acquired from Rising Phoenix Development Group Ltd. ("Rising Phoenix") pursuant to an option agreement, as well as property leased directly from the federal government and property leased directly from Edel P. Smith and Accidental Oil Company. Pursuant to the terms of the LAK Agreement described below, Rising Phoenix exercised its option to acquire a 25% interest in the additional leases.

The LAK Ranch Project is located in the northeast corner of the Powder River Basin, Weston County, Wyoming in a relatively flat terrain at an elevation of 4,400 feet. Geographically, the LAK Ranch Project is located four miles east of Newcastle, Wyoming adjacent to a paved road (Route
16). See Figure 1 which is attached hereto as Exhibit 10.3. Supplies and oilfield services are readily available from Newcastle.

The LAK Ranch Project area is on a cattle ranch. Terrain is flat and consists of grasses and shrubs. Water can be easily accessed through either a purchase option or by the development of the existing groundwater sources (the Madison Formation). The area is not within 50 miles of any national parks, wilderness areas or national monuments.

Exhibit 10.3 - Figure 1 - LAK Ranch Project
Original LAK Property and Adjoining Property

Pursuant to an option agreement dated September 24, 1997, as amended April 21, 1998 and December 11, 1998 (the "LAK Agreement") between Rising Phoenix and the Company, the Company was granted an option to purchase from Rising Phoenix up to a 75 % working interest in two tracts of land (the "Original LAK Property") and up to a 37.5% working interest in two other tracts of land (the "Adjoining Property"). A working interest is a right which requires proportional participation in both the costs and profits related to a project like the LAK Ranch Project. The following table sets forth details of the leases for the Original LAK Property and the Adjoining Property:

Description of Property      Working Interest


Tract A


Township  44 North                 75%
Range 60 West, 6th P.M.
Weston  County, Wyoming


Section 6:
SW1/4, NE1/4,
E1/2NW1/4,
W1/2SE1/4


Section 7:
W1/2, W1/2E1/2


Section 18:
S1/2SW1/4, NW1/4


Section 19:
W1/2W1/2, NE1/4NW1/4


Township  44 North
Range 61 West, 6th P.M.
Weston  County, Wyoming


Section 1:
SE1/4


Section 11:
SE1/4, E1/2NE1/4, S1/2SW1/4


Section 12:
All


Section 13:
W1/2, S1/2SE1/4


Section 14:
All


Section 22
NE1/4


Section 23
N1/2, SE, E1/2SW1/4


Section 24
N1/2, SE1/4, E1/2SW1/4


Section 25
NW1/4NE1/4, N1/2NW1/4,
SW1/4NW1/4, NW1/4SW1/4


Section 26
E1/2NE1/4, NE1/4SE1/4


Section 30
W1/2NW1/4


Tract B


Township  44 North
Range 61 West, 6th P.M.
Weston  County, Wyoming
                                   75%

Section 24:
SE1/4SE1/4


Section 24:
NE1/4SE1/4


Section 25:
S1/2SW1/4, NE1/4SW1/4,
NW1/4SE1/4, E1/2NE1/4,
SW1/4NE1/4, SE1/4NW1/4



Tract C

                                  37.5%
Township  44 North
Range 60 West, 6th P.M.
Weston  County,
Wyoming


Section 18:
N1/2SW1/4


Township  44 North
Range 61 West, 6th P.M.
Weston  County, Wyoming


Section 13:
NE1/4, N1/2SE1/4


Tract D


Township  44 North                37.5%
Range 61 West, 6th P.M.
Weston  County, Wyoming


Section 22:
SE1/4


Section 27:
W1/2E1/2



Pursuant to the terms of the LAK Agreement, the Company acquired its interest in the Original LAK Property and the Adjoining Property by making payments totalling US $500,000 by December 15, 1998 (US $150,000 to Rising Phoenix and US $350,000 to Petrospec), incurring expenditures of US $100,000 by December 15, 1997 and incurring not less than US $3.5 million (CDN $5.25 million) in expenditures by December 31, 2000 to install a pilot plant facility. After such time, Rising Phoenix and the Company would share any additional expenditure in proportion to their ownership of the LAK Ranch Project. If the Company failed to fulfill the terms of the LAK Agreement by December 31, 2000, it would lose any and all rights to the LAK Ranch Project. By December 19, 2000, the Company had spent US $3,868,144 on the LAK Ranch Project to meet the earn-in requirements of the LAK Agreement.

Additional Property Leased from the Federal Government

In December 1999, the Company acquired federal oil leases totalling 1,028 acres adjacent to the Original LAK Property and the Adjoining Property. The new ground, which increased the acreage at the LAK Ranch Project to 7,388 acres, is west and south of the existing property. The new ground was acquired by application for an annual rental payment of US $1,543.50 and is subject to a Federal Overriding Royalty of 12.5%. The following table sets forth details of the federal oil leases:

Description of Property           Working Interest


Township  44 North
Range 61 West, 6th P.M.
Weston  County, Wyoming


Section 10:
SW1/4NE1/4


Section 10:
W1/2SE1/4,  SE1/4SE1/4,
(Excluding  13.77 acres
in railroad right-of-way
WyW0119068)


Section 15:
W1/2E1/2, E1/2 W1/2,                 100%
NW1/4NW1/4, SW1/4SW1/4


Section 15:
E1/2E1/2   (Excluding
23.87 acres in railroad
right-of-way WyW0119068)


Section 25
NE1/4SE1/4, S1/2S1/4


Section 26:
NW1/4NE1/4, E1/2SW1/4


Section 26:
E1/2NW1/4,  SE1/4SE1/4
(Excluding 14.23 acres
in railroad right-of-way
WyW0119068)



Additional Property Leased from Edel P. Smith and Accidental
Oil Company

Through an Assignment of a Federal Lease dated July 6, 2001, as amended July 10, 2001, (the "Assignment") from Edel P. Smith and Accidental Oil Company, the Company acquired an additional 80 acres for US $7,500 upon execution of the Assignment and an additional payment of US $7,875 on January 1, 2002. This new ground is subject to a Federal Overriding Royalty of 12.5% and a 5% overriding royalty. The following table sets forth the details of the additional lease:

Description of Property       Working Interest


Township  44 North
Range 61 West, 6th P.M.
Weston  County, Wyoming


Section 1:
SW1/2SW1/4                         100%



Royalties and Lease Payments

Prior to entering into the LAK Agreement with the Company, Rising Phoenix had entered into an option agreement dated November 12, 1996 (the "Petrospec Agreement") with Petrospec to acquire a 100% interest in the Original LAK Property and the Adjoining Property in consideration for the payment of US $370,000, the payment of gross over-riding royalty interests of 1.625% to Paul B. Trost and 2% to Petrospec, respectively, as well as the completion of a pilot project estimated to cost US $80,000. Rising Phoenix made payments totalling US $20,000 and the balance of the payments totalling US $350,000 were made by the Company to Petrospec pursuant to the terms of the LAK Agreement.

Pursuant to an agreement dated May 3, 1999 (the "First Royalties Agreement") among the Company, Petrospec, Paul Trost and Rising Phoenix, the Company has agreed to issue 100,000 Common Shares to each of Petrospec and Paul Trost in ten annual tranches of 10,000 Common Shares each to acquire varying portions of the overriding royalty interests held by Petrospec and Paul Trost totalling 1.05% pursuant to the terms of the Petrospec Agreement. As at the date of this Form 20-F Annual Report, 200,000 Common Shares had been issued to each of Paul Trost and Petrospec pursuant to the First Royalties Agreement.

Pursuant to an agreement dated November 9, 1999 (the "Second Royalties Agreement") among the Company, Sheri Tietjen and Donald B. Roberts, the Company has agreed to acquire (a) 1.6875% of the overriding royal interests from Sheri Tietjen by paying US $25,000 and issuing 50,000 Common Shares; and
(b)  1.6875% of the overriding royalty interests from Donald
B. Roberts by paying US $25,000 and issuing 50,000 Common Shares. In order to vest its acquisitions pursuant to the Second Royalty Agreement, the Company will be required to produce a minimum of 600 barrels per day for at least six continuous months before the seventh anniversary of the closing of this purchase. The Company has also agreed to return the 1.6875% royalty to Sheri Tietjen and the 1.6875% royalty Donald B. Roberts upon the earlier of completion of the LAK Ranch Project or the twentieth anniversary of the closing of the Second Royalties Agreement.

The Company's interests in the Original LAK Property and the Adjoining Property were recorded in the Weston County, Wyoming records on December 21, 1998. Pursuant to the terms of the LAK Agreement, the Original LAK Property and the Adjoining Property is subject to gross overriding royalty interests as follows:


As to the Original LAK Property:        As to the Adjoining Property:

Name of Owner   Royalty Interest        Name of Owner   Royalty Interest
-------------   ----------------        -------------   ----------------

Lisa Stewart             6.2500%        Lisa Stewart             3.1250%

Sheri Tietjen            3.0000%        Sheri Tietjen            1.7500%

Donald B. Roberts        3.0000%        Donald B. Roberts        1.7500%

Paul B. Trost (1)        1.1538%        Paul B. Trost (1)        0.4073%

Petrospec                1.4200%        Petrospec                0.5012%

Rick Jeffs               1.0000%        Rick Jeffs               1.0000%

The Company              4.4262%        The Company              2.7165%

Asdar Group (2)          0.7000%        Asdar Group (2)          0.7000%
-------------   ----------------        -------------   ----------------

Total                   20.9500%        Total                   11.9500%


NOTES:

(1) Paul B. Trost is currently Vice-President, Operations of the Company's U.S. subsidiary, Derek USA

(2)  See Litigation with Asdar Group on page 29.

Between May 3 and October 30, 2001, the Company granted additional royalties of US $0.1360838 per barrel of oil produced to certain lenders and debt holders:

1. On May 3, 2001, the Company entered into a loan agreement with Westerton Management Corp. for US $56,500. This loan bears interest at a rate of 10% per annum and was repayable in full on January 31, 2002. Westerton Management Corp. was granted an overriding royalty of US $0.02 per barrel of oil produced at the LAK Ranch Project.

2.                     On  May 9, 2001, the Company  entered
into a loan agreement with Marble Hall Investments Ltd. for US $75,000. This loan bears interest at a rate of 10% per annum and was repayable in full on January 31, 2002.

3. On May 9, 2001, the Company entered into a loan agreement with Wet Coast Management Corp. for US $75,000. This loan bears interest at a rate of 10% per annum and is repayable in full on January 31, 2002. Wet Coast Management Corp. was granted an overriding royalty of US $0.03 per barrel of oil produced at the LAK Ranch Project.

4. On June 6, 2001, the Company entered into a loan agreement with Spartan Establishment for US $100,000. This loan bears interest at 10% per annum, payable monthly, plus an overriding royalty of US $0.01 per barrel of oil produced at the LAK Ranch Project and matures on May 31, 2003 but does not bear a conversion right.

5. On June 21, 2001, the Company entered into an agreement with Bateman Project Holdings Limited of Johannesburg, South Africa pursuant to which Bateman agreed to defer US $471,183 of debt payable by the Company until May 31, 2002. The Company granted a permanent gross over-riding royalty in the amount of US $0.0471 per barrel of oil produced net to the Company's interest. See "Bateman Agreements" on page 27.

6. On June 27, 2001, the Company entered into a loan agreement in the amount of US $100,000 with Cristina Casati. The loan bears interest at a rate of 10% per annum, plus an additional overriding royalty of US $0.01 per barrel of oil produced at the LAK Ranch Project. The loan may be converted in whole or in part into Common Shares for $0.75 per share at any time until May 31, 2003 at which time it is repayable in full.

7. On June 28, 2001, the Company entered into a loan agreement in the amount of US $50,000 with Savannah Consulting Ltd. The loan bears interest at a rate of 10% per annum, plus an additional overriding royalty of US $0.005 per barrel of oil produced at the LAK Ranch Project. The loan may be converted in whole or in part into Common Shares for $0.75 per share at any time until May 31, 2002 at which time it was repayable in full.

8. On June 28, 2001, the Company entered into a loan agreement in the amount of US $50,000 with John F.P. Lush. The loan bears interest at a rate of 10% per annum, plus an additional overriding royalty of US $0.005 per barrel of oil produced at the LAK Ranch Project. The loan may be converted in whole or in part into Common Shares for $0.75 per share at any time until May 31, 2002 at which time it was repayable in full.

9. On October 30, 2001, the Company entered into a letter agreement with Western Industrial, Inc., an unrelated party, pursuant to which Western Industrial agreed to defer payment of US $89,838.35 of debt payable by the Company until August 31, 2002. The loan bears interest at a rate of 10% per annum, plus an additional overriding royalty of US $0.0089838 per barrel of oil produced at the LAK Ranch Project. The loan may be converted in whole or in part into Common Shares for $0.75 per share at any time until August 31, 2002 at which time it was repayable in full.

In order to maintain the Original LAK Property and the Adjoining Property leases in an active state, minimum shut-in royalties for the 2000 calendar year totalling US$11,368 were paid to Sheri Tietjen (as to US$2,784), Donald B. Roberts (as to US$2,784) and Lisa Stewart (as to US$5,800). Shut-in royalties are monies paid to mineral interest owners (lessors) by the mineral interest lessee(s) during those time periods when no production of oil is occurring. Alternatively, when production of oil is minimum and the income to the lessors falls below a predetermined base level, shut-in royalties of a certain minimal dollar mount must be paid annually to the mineral interest owners in order to maintain the lease in good standing. A surface lease fee of US $600 per year is payable to True Ranches, a cattle ranch which operates on the property covering the LAK Ranch Project. The Company is required to post a US $25,000 operator bond with the State of Wyoming for liability or damage to the leases. An annual rental payment of $1.50 per acre is payable for the first five years of the federal oil leases. Thereafter, the annual rental payment is $2.00 per acre.

History of the LAK Ranch Project

Approximately 26 holes were drilled by other companies on the LAK Ranch Project to define the location of the oil and in previous attempts to produce it. Companies such as Texaco and Conoco have previously explored the LAK Ranch Project. Conoco conducted a steam pilot flood and found the oil responded favorably to steam recovery. Parrent Engineering conducted a four-well solvent flood and was also successful in mobilizing the oil, however solvent costs rendered this approach marginally economic. In the 1980's, Surtek, an enhanced oil recovery specialist firm, conducted extensive laboratory core floods and installed a five-well pilot test for its alkaline polymer-surfactant chemical flood. Again the initial results were favourable but a drop in the oil price precluded continued operation.

Geology

Oil has been produced from at least four geological formations in the Powder River Basin. On the LAK Ranch Project, the Newcastle sandstone formation hosts the oil reservoir of interest. Oil is already being produced from the Newcastle sandstone formation at a location 10 miles southwest of the LAK Ranch Project.

On the northern and eastern margins of the LAK Ranch Project, the Newcastle sandstone formation outcrops on surface and forms almost a right angle bend near the LAK
Ranch Project headquarters. On the east flank of the LAK Ranch Project, the Newcastle sandstone formation dips (forms an angle with the horizontal) 25 to 45 degrees to the west. On the northern edge of the LAK Ranch Project, the Newcastle sandstone formation dips to the south at 20 to 45 degrees. The change in dip of the Newcastle sandstone formation at various locations on the LAK Ranch Project indicates that the Newcastle sandstone formation forms a geological structure known as a syncline or synclinal fold. This synclinal fold structure and related dipping (not horizontal) oil reservoir would aid oil recovery on the LAK Ranch Property in that heated oil will flow more readily under the force of gravity down into the collection well if the reservoir is dipping rather than horizontal.

Oil  has migrated upward from the center of the Powder River
Basin and can be observed as oil staining in Newcastle sandstone outcrops on surface.

At the LAK Ranch Project area, the Newcastle sandstone formation averages 45 feet in thickness and consists of a 12 to 16 foot thick upper layer and a 20 to 50+ foot thick lower layer. These two sandstone layers are separated by a 6 to 20 foot thick shale layer. Based on Surtek's previous drilling and coring operations, both the upper and lower sandstone layers average 22% porosity, have an average permeability of 780 md and average oil saturations of 65%.

In December 1997, the Company drilled four wells along the projected horizontal well path to verify the presence of the sands, their thickness, porosities and permeabilities as well as the presence of oil in the sands at the LAK Ranch Project. During the drilling of these four wells, the sand intervals were core drilled and a solid piece of sandstone three inches in diameter was extracted from the sand intervals. This core sample was then utilized to determine the reservoir characteristics. The log data on the four wells is summarized below:


                               Upper Marine Sand              Lower Alluvial Sand

Well            Location                          Average                        Average
                                   Net Pay        Porosity        Net Pay        Porosity
                                    (Ft)            (%)            (Ft)            (%)
----------    -------------     ---------------    --------      ---------         -------
LAK 1-1         1-1-44N-61W          14              17             29              15
LAK 12-9       9-12-44N-61W          13              14             46              17
LAK 12-10     10-12-44N-61W          15              14             22             16.5
LAK 12-11     11-12-44N-61W           0          Shale Out          26             14.8


The core analysis on the four wells is summarized below:



Well          Permeability       Porosity       Oil Saturation

                 Range             Range            Range

                  (md)              (%)              (%)
----------    -------------     ---------------    --------

LAK 1-1         2 to 350          8.2 to 29.6      40 to 58
LAK 12-9      148 to 1,122       24.6 to 29.0      35 to 53
LAK 12-10     945 to 2,196       18.0 to 22.9      31 to 68
LAK 12-11          -1                 -1              -1



NOTES:

(1)  Core not yet analyzed.

Core porosities as measured by an independent third party laboratory consistently showed higher porosities than did the density gamma logs as measured downhole. The core porosities typically exceeded downhole porosities by 4 - 7 porosity units. No explanation was given by the laboratory, however the Company recognizes that if the downhole log porosities are correct, less oil may be available for recovery. One of the purposes of the pilot project is to conduct a volumetric balance and further define this problem.

Reservoir permeabilities of 10 to 100 millidarcies are considered good and reservoir permeabilities of 100 to 1,000 millidarcies are considered very good. The four wells were drilled with fresh water which flushed oil from the core samples. Therefore an oil saturation of 72% was used for an original saturation figure.

Dr. John Donnelly conducted investigations designed to examine the viability of utilizing thermal recovery methods to exploit the Newcastle Formation on the LAK Ranch Property. Data from drilling carried out by the Company on the LAK Ranch Property, combined with information gathered from numerous other wells in the area of the LAK Ranch Property, led Dr. Donnelly to the conclusion that the potential oil reservoir underlying the LAK Property was dipping (not horizontal). A dipping (not horizontal) reservoir would allow heated oil to flow under the force of gravity down into the collection well, where the oil would be pumped to the surface.

Dr. Donnelly's computer simulation assumed a horizontal well approximately 500 metres long and located in the sand and used to inject steam. A second horizontal well, also 500 metres long and located in the same sand but below the first well by approximately 20 feet was also simulated and used as the oil producer. Results of the simulation model showed the LAK Ranch oil could be economically recovered by these horizontal wells and with the injection of steam. Based on the computer model and Dr. Donnelly's professional experience with this type of oil recovery employing horizontal wells and steam injection, his computer simulation showed each well pair would theoretically recover potentially economic quantities of oil over an 11-year operating period. Since each well pair would produce the oil from a 20-acre area, numerous well pairs would be required to produce the oil from the entire field. The accepted industry terminology for this type of steam/horizontal well recovery method is Steam Assisted Gravity Drainage or SAGD.

Crude at the LAK Ranch Project is a napthenic-based crude oil, contains no sulfur and flows readily when heated to 70
o F and above. On May 17, 2001 the Company entered into a Lease Purchase Agreement with Equiva Trading Company ("Equiva"), the trading arm of Texaco, to sell the Company's crude oil production to Equiva. This Agreement may be cancelled by either party following thirty days advance written notice. Equiva agreed to purchase all of the Company's crude oil production at the Equiva posted price for Wyoming Sweet (other) in effect on the date of delivery, adjusted for gravity delivered, plus an additional US $1.00 per barrel. This price is the equivalent of West Texas Intermediate (WTI) plus US $0.50.

The Steam Assisted Gravity Drainage Process

Due to the gravity of the oil at the LAK Ranch Project and its relatively high in-place viscosity (at the reservoir temperature of 48o F), production of oil by conventional means has historically been uneconomic due to the adverse mobility ratio between the viscous oil and water. Recent Canadian development of the SAGD process for recovery of heavy oils appears to be suited for economic recovery of oil at the LAK Ranch Project.

SAGD is a technique developed by the Alberta Department of Energy, formerly AOSTRA, in connection with nine industry partners: Amoco Canada, Chevron Canada, Chinese National Petroleum Corporation (CNPC Canada), Gibson Petroleum Company Limited, Imperial Oil, Japex Oil Sands Ltd., Petro Canada, Shell Canada and Suncor Inc. SAGD was developed in the Underground Test Facility (the "UTF") near Fort McMurray, Alberta. The UTF was an experimental bitumen production facility initiated by the Alberta Department of Energy more than a decade ago to pioneer a unique oil sands recovery technology to unlock a large portion of Alberta's oil sands buried too deep for surface mining. Sperry-Sun pioneered the development of technologies for drilling SAGD wells to improve recovery and reduce field development costs for heavy oil projects. SAGD is not a patented process and no licensing fees are applicable.

The SAGD approach to the thermal recovery of heavy oil depends on long horizontal wells placed at the base of the reservoir. Steam is introduced into the base of the reservoir. Because of the low density of gaseous steam, it rises in the reservoir and heats the formation. The heated oil and water (both condensed steam and heated formation water) in the formation drain down to the horizontal well from which they are produced to surface. The mechanism by which the process proceeds within the reservoir is illustrated in Figure 2 which is attached hereto as Exhibit 10.4.

See Exhibit 10.3 - Figure 2 - SAGD Process

The steam is injected into the reservoir from either another horizontal well or alternatively a series of vertical wells. As the oil and water is withdrawn from the reservoir, the steam chamber expands both upwards and sideways. The upward growth proceeds in a random but rapid manner until it is limited by the top of the reservoir. In contrast, the steam chamber expands sideways and downwards in a very stable manner.

At a later stage in the process, when the chamber has reached the top of the reservoir, the rate of oil production is controlled by the lateral expansion of the steam chamber. This is illustrated in Figure 2. The similarity between the situation shown in the lower diagram in Figure 2 and the coning of gas in conventional operations is apparent. If the oil and water are removed too quickly from the horizontal production well, then the steam chamber will be drawn down into the well and bypassing will occur. Essentially the only drive mechanism to move the oil to the well is gravity. The process is ineffective with vertical producing well because of the relatively low flows that can be achieved under these conditions. However, with long horizontal wells, economic production rates can be achieved.

The SAGD process has not been used in a commercial operation to date. The success of the process has been demonstrated at a pre-commercial pilot plant in the Athabasca oil sands near the large mining projects operated by Syncrude and Suncor. Variations of the process have also been tested by Esso at Cold Lake, Amoco at Wolf Lake and Primrose, Shell at Peace River and Sceptre at Tangleflags. A modified SAGD process consisting of a horizontal producer with several vertical injectors is being successfully operated by Chevron in California to produce heavy oil from thin-bedded steeply dipping sand at a cost of US $6 per barrel.

The Gas Assisted Gravity Drainage Process

The Upper Marine Sand is separated from the Lower Alluvial Sand by a shale/siltstone barrier. This upper sand will be heated during SAGD oil recovery from the main (lower) sand. This pre-heating of the upper sand will supplement the performance of a GAGD oil recovery system which will be used to recover oil from the upper sand.

The   GAGD   process  involves  using  a  lower   horizontal
production well and an upper horizontal injection well, with a gravity drainage recovery system. The GAGD process is similar to the SAGD process except for the following:

1. A non-condensable gas such as natural gas, flue gas or carbon dioxide is injected instead of steam;

2. The injection well will be placed up-structure, as far as the region heated by the underlying SAGD injection extends at the time recovery operations will commence in the upper sand;

3. GAGD recovery operations will commence after thermal recovery of the lower sand has heated a sufficient volume of the upper sand; for the LAK Ranch Project this is expected to take approximately three years;

4. Instead of using steam trap control to control the production rate from the production well (as in the case of the SAGD process), the production rate will be controlled as follows:

     1. The fluid production rate is fixed initially at a level which is expected to result in sufficiently delayed gas coming down to the production well; the optimum delay is determined by site-specific economic sensitivity tests;

     (b) Once gas coning results in gas production rates reaching a predetermined value, the withdrawal rate is controlled based on maintaining this predetermined gas production rate approximately constant; the predetermined value should be a low rate, less than the rate required to replace the voidage as oil is produced; and

     (c) The fluids produced using the GAGD process will contain very little water (unless the reservoir has a mobile water saturation), and the gas production rate will be low; hence processing costs for the produced fluids are expected to be comparable to primary production costs.

Operating Agreement

Derek and Rising Phoenix entered into a Model Form of Operating Agreement (the "Operating Agreement") dated for reference April 21, 1998 setting out the terms of the joint venture between the parties and appointing the Company as operator of the LAK Ranch Project. Pursuant to the terms of the Operating Agreement, the Company is entitled to charge a drilling well rate of US $5,000 per well which can be prorated for less than a full month, or a producing well rate of US $1,000 per month to compensate for overhead costs. The Company is also entitled to charge a fee for construction, installation or expansion of fixed assets required for the development and operation of the LAK Ranch Project. This fee is either be negotiated between the parties prior to the commencement of construction or shall be based on the following rates for any major construction project:

1.   5% of the first US $100,000;

2.   4% of costs in excess of US $100,000 but less than US
     $1,000,000; and

3.   3% of costs in excess of US $1,000,000.

Should the Company fail to contribute in whole or in part, its proportion of future exploration and development costs, the Company's interest in the LAK Ranch Project would be diluted out on a well by well basis. Conversely, the Company's interest in the LAK Ranch Project would increase on a well by well basis in the event that Rising Phoenix failed to contribute, in whole or in part, their proportion of future exploration or development costs.

During Fiscal 2001, Rising Phoenix's interest in the LAK Ranch Project was ultimately assigned to Asdar Group who became the Company's joint venture partner in the LAK Ranch Project. Pursuant to the terms of a Settlement Agreement dated November 21, 2001, Asdar Group relinquished its interest in the LAK Ranch Project to the Company. See "Litigation with Asdar Group" on page 29.

Bateman Agreements

On March 20, 2000, a Memorandum of Understanding dated March 20, 2000 (the "MOU") was executed between the Company and Bateman International BV of the Netherlands ("BIBV"). Pursuant to the terms of the MOU, BIBV agreed to provide professional project management, engineering, design, procurement and construction management services to the Company for a fee of 5% of the total cost of the pilot plant as it relates to the surface facility, subject to a minimum of US $150,000 and reimbursement of costs. BIBV also agreed to purchase 892,857 special warrants at $0.42 per special warrant for US $250,000, the proceeds of which the Company advanced to BIBV as prepayment for its services pursuant to the MOU. The MOU was formalized by an Engineering,
Procurement and Construction Management Agreement dated August 21, 2000 between the Company and Bateman Engineering Inc. ("Bateman") of Denver, CO.

On June 21, 2001, a letter agreement was executed between the Company and Bateman Project Holdings Limited ("BPHL") of Johannesburg, South Africa pursuant to which Bateman agreed to defer US $471,183 of debt payable by the Company until May 31, 2002. Any amounts incurred in excess of US $471,183 would be due and payable in the normal course of business. In consideration, Bateman would receive interest of 10% per annum commencing June 15, 2001 with both principal and interest due on May 31, 2002. In addition, the Company granted a permanent gross over-riding royalty in the amount of US $0.0471 per barrel of oil produced net to the Company's interest. As security for the amount deferred, the Company granted a lien in favour of Bateman, first on the surface equipment owned by the Company and located on the LAK Ranch Project and secondly, if required to satisfy amounts outstanding on the repayment date, on the LAK Ranch Project itself. The Company was not able to repay the principal and interest on May 31, 2002. On August 21, 2002, BPHL agreed to settle one half of the total debt outstanding in exchange for common shares of the Company at a price of $0.10 per share with the remaining amount payable to be secured by way of a new note issued by the Company bearing interest at 10% per annum and maturing on September 30, 2003. BPHL will have the right, after August 21, 2003, to convert any unpaid principal and interest into Common Shares at an exercise price of $0.10 per share.

Development Program

Management of the Company reviewed engineering reports prepared by other companies who have previously attempted to put the LAK Ranch Project into production. A known reservoir of oil exists in the Newcastle sand under the LAK Ranch Project, however a pilot test was necessary to determine the economic viability of using SAGD technology on this reservoir.

During the year ended April 30, 2001, the Company completed the construction of a pilot plant to test the production potential on the LAK Ranch Project using SAGD technology. Dr. John Donnelly designed the pilot plant described below and ran computer simulation models on the reservoir. Dr. Donnelly has field demonstrated his ability to successfully design and engineer an SAGD recovery process as evidenced by the on going Black Rock heavy oil recovery project operating near Cold Lake, Alberta.

The total cost of constructing and starting up the SAGD pilot plant was budgeted at approximately $6.0 million (US $4.0 million). The pilot project required the drilling of two horizontal wells in the sand and injecting steam in the upper well and collecting and producing the oil from the lower well from the lower sand. Surface facilities will be required to produce the steam and separate the produced oil, steam and water, together with water supply wells and water disposal wells. Two additional horizontal wells will also be drilled in an overlying sand, located approximately 14 feet above the lower sand. Oil from this sand will experience a decrease in its viscosity due to the fugitive heat loss from the steamflooding of the underlying sand located approximately 14 feet lower. Oil recovery from the upper or overlying sand will be augmented by the injection of exhaust gases from the steam boiler to provide an energy source and push the oil to the lower horizontal recovery well. This recovery method for the upper sand is called the Gas Assisted Gravity Drainage process, or GAGD. Under full field development, each 20-acre area would contain four horizontal wells, two in the lower sand where steam is injected and two in the upper sand where the fugitive heat loss from the lower sand will decrease the viscosity of the oil sufficiently to allow recovery. Both of these recovery methods are highly dependent on the influence of the gravity drainage of the oil due to the tilted nature of the reservoirs.

On June 14, 2000, Company officials appeared before the Wyoming Oil and Gas Commission and approval to commence drilling on the LAK Ranch Project was granted. Effective June 13, 2000, the Company, through its U.S. subsidiary, Derek USA, entered into a drilling contract with CAZA Drilling Inc. of Denver, CO ("CAZA") for the first injector/producer well pair on the LAK Ranch Project. An escrowed deposit of US $315,000 was established by the Company on CAZA's behalf. A rig was mobilized on the LAK Ranch Project on June 19, 2000 and drilling of Well Derek #1 commenced.

By July 10, 2000, Well Derek #1 was completed at a total measured length of 3,213 feet. The horizontal section of the well extended a total of 1,810 feet and encountered 1,639 gross feet of Newcastle sandstone reservoir rock. The Company estimated that 1,200 net feet of this gross footage was of good to excellent quality reservoir sand and that 400 net feet was of fair quality reservoir sand. A slotted liner was successfully installed in the horizontal section of Well Derek #1. On July 15, 2000, the second (injector) well of the horizontal well pair, Well Derek 2-I, was spudded. Well Derek 2-I was completed on July 29, 2000 at a total measured length of 3,210 feet. The horizontal section of the well was emplaced an average of 24 feet vertically above Well Derek #1.

By October 17, 2000 all major pieces of equipment for the surface facility were sourced, minor site preparation was underway and the route for the natural gas pipeline was being laid out. By November 14, 2000, grading and survey work at the LAK Ranch Project site was nearly complete. Construction and installation of concrete footings was being carried out. Installation of a 4-inch natural gas pipeline, which will be about 30,000 feet in length had commenced. This pipeline is capable of supplying up to 1.5 MMCF of natural gas to the project on a daily basis. The Company estimated that this pipeline would provide sufficient fuel to operate steam generation equipment able to supply steam to approximately 4 to 6 well pairs. By the end of November 2000, an oil treatment plant, or "heater-treater" and a 22 MMBTU leased steam generator, complete with water treatment plant, pre-fabricated steel building and ancillary equipment, arrived at the LAK Ranch site.

On December 15, 2000, the Company executed a Gas Sales Agreement with Western Gas Resources, Inc. of Denver, CO to supply 100% of the first 1,500 MMBtu per day of the Company's natural gas requirements at the LAK Ranch Project for a period of five years from the first delivery.

On January 9, 2001, 33,000-foot long 4-inch natural gas pipeline had been installed to the site and completed sections of the pipeline had been pressure tested. By February 12, 2001, the LAK Ranch plant was essentially complete and acid treatment had been initiated on the steam blow-down wells. Steam generation and injection to the SAGD well pair had commenced at the beginning of March 2001 and breakthrough communication between the two wells was achieved on March 18, 2001. SAGD operations began on March 19, 2001, permitting steam to be injected through the upper well and condensed steam and oil to be collected through the lower, producing well.

The Company produced and sold oil at the LAK Ranch Project for the months of April, May and June 2001 but suspended pilot production operations in mid-June 2001 in order to install additional wastewater disposal system which would allow the plant to operate at 100% of its steaming capacity. The Company restarted pilot plant operations in October 2001 and produced and soil oil for the months of October, November and December 2001 and the first part of January 2002.

The following summarizes all oil production and sales by the
Company:

Month/Year     Oil Sold       Average         Average         Gross
               (Barrels)    Gravity (API)    Price/Bbl.       Value
                                               (US$)          (US$)
----------     --------     ------------     ---------      ----------
Apr-01          1096.61         21.4          $25.00        $27,415.32
May-01           1586.5         20.8          $25.40        $40,294.80
Jun-01           473.04         19.6          $25.22        $11,929.91
Oct-01           484.41         20.4          $18.47        $ 8,945.82
Nov-01           698.31         20.8          $17.11        $11,948.85
Dec-01           693.23         19.9          $16.52        $11,453.13
Jan-02           331.17         20.1          $15.85        $ 5,249.04


Pilot plant operations were suspended in January of 2002 pending the grant of a surface water discharge permit from the State of Wyoming. This permit was granted on January 31, 2002. Pilot plant operations were not restarted subsequent to January, 2002 as the Company decided to seek further funding for the project before recommencing pilot plant operations.

All of the oil produced on the LAK Ranch Project to date has been sold to one customer, Equiva Trading Company of Denver, CO pursuant to a Lease Purchase Agreement executed between the parties on May 17, 2001. Effective September 1, 2002, Equiva assigned this agreement to Shell Trading (US) Company.

Litigation with Asdar Group

On October 3, 2000, Rising Phoenix's remaining interest in the LAK Ranch Project was assigned to 2U Online.com, Inc., a Delaware public corporation. On October 13, 2000, this interest was subsequently assigned to Asdar Group ("Asdar"), a Nevada public corporation whose shares are quoted on the NASD OTC Bulletin Board Service. As a result, Asdar became the Company's joint venture partner in the LAK Ranch Project.

Pursuant  to the terms of the LAK Agreement, the Company  is required to incur not less than US $3.5 million in expenditures by December 31, 2000 to install a pilot plant facility. On December 19, 2000, the Company delivered formal notice to Asdar that it had spent US $3,868,144 on the LAK Ranch Project, met the earn-in requirements of the LAK Agreement and vested its 75% working interest in the LAK Ranch Project. Between October 2000 and February 2001, the Company sent Asdar detailed project accounting statements and general ledgers with requests that Asdar pay for their 25% share of ongoing project costs in excess of US $3,500,000. Asdar was also invited to inspect the site well before year-end, but declined the invitation.

Asdar made no payments to the Company with respect to their share of operating costs for the LAK Ranch Project. On January 30, 2001, the Company delivered formal notice of default to Asdar for their failure to pay amounts then due. On March 1, 2001 the Company initiated formal foreclosure proceedings in Wyoming against Asdar for their failure to pay for their share of the ongoing project costs. In the March 1, 2001 foreclosure action, the Company claimed amounts then due or that would become due by March 15, 2001 totalling US $777,190 plus accrued interest, attorney's fees and costs.

On March 20, 2001, Asdar filed a complaint against the Company in Wyoming District Court, alleging that the Company could not legally foreclose on the Asdar interest since it had not yet been determined that the Company's interest in the LAK Ranch Project had vested. Asdar filed a Wyoming application for entry of Temporary Restraining Order and
Preliminary  Injunction against the  Company  on  March  20,
2001. The purpose of this application was to stop the Company's foreclosure on Asdar's interest in the LAK Ranch Project. A hearing was held on April 6, 2001 and the District Judge denied this application on April 17, 2001.

On April 13, 2001 the Company foreclosed on all of Asdar's rights and interests in the LAK Ranch Project. To effect foreclosure, the Company bid an amount of US $852,571.11 to purchase all of Asdar's rights, giving the Company a 100% interest in the LAK Ranch Project. The Weston County Sheriff completed a Certificate of Sale recording the Company's purchase and this document was recorded with the County Clerk. Under Wyoming law, Asdar had 90 days from April 13, 2001 to remedy their situation by repayment of the foreclosure amount plus costs and interest. Asdar responded by filing a lis pendens notice of claim, thereby providing public notice that a lawsuit involving title was being brought against the LAK Ranch Project. On May 4, 2001,
Derek filed a motion in the District Court of the Sixth Judicial District for Wyoming requesting a partial summary judgment in its favour against Asdar seeking court approval that it has acquired a 75% interest in the LAK Ranch Project. This motion was scheduled to be heard on October 31, 2001.

Prior to the court hearing, Asdar agreed to a settlement. Pursuant to the terms of the Settlement Agreement dated
November 21, 2001, Asdar released the lis pendens filed against the property and relinquished any claim to any right or interest in the LAK Ranch Project. In return it received a proportionate reducible gross overriding royalty on the property of 0.7%. Payment of the royalty is retroactive to the commencement of production. Asdar was also granted certain participation rights in the event that the Company should sell some or all of its rights and interests in the property. From any net sales proceeds, Asdar will receive a 7.5% interest in the first US $7.5 million of net proceeds and 1% of any proceeds thereafter, subject to certain adjustments.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended April 30, 2002, 2001 and 2000 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein. The Company's financial statements are presented in Canadian dollars have been prepared in accordance with Canadian GAAP. Differences between accounting principles generally accepted in Canadian GAAP and U.S. GAAP, as applicable to the Company, are set forth in Note 11 to the accompanying Consolidated Financial Statements of the Company.
Overview

The  Company  is a natural resource company engaged  in  the acquisition, exploration and development of oil and gas properties. Since Fiscal 1998, the Company has primarily been focused on financing the acquisition of the LAK Ranch Project and the construction of the pilot plant facility. The pilot plant utilizes the SAGD recovery process which falls under the category of improved recovery pursuant to the definition found in Rule 4-10(a)(4) of Regulation S-X. As a result, the Company has not attributed any proved reserves to the LAK Ranch Project. Technical and economic information derived from the pilot study will be used to estimate the amount of recoverable oil for the development of a commercial scale operation. There is a risk that the Company may not be able to economically recover the oil in place.

The Company has total and deferred exploration expenditures of $13,910,104 at April 30, 2002, $12,249,321 at April 30,
2001 and $1,523,623 at April 30, 2000, all of which was spent on the LAK Ranch Project. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the LAK Ranch Project, the ability of the Company to obtain the necessary financing to complete of the development of its property, any future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

The Company follows the full-cost method of accounting for oil and natural gas properties whereby all costs relating to exploration and development of oil and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expense, engineering fees, related direct administrative expenses and costs of drilling both productive and non-productive wells, including the cost of production equipment.

Costs are allocated to a separate cost centre for each program in which the Company has an interest and are depleted by cost centre using the unit-of-production method based upon estimated proven developed reserves. Cost centres whose carrying values exceed their estimated net realizable values are written down to that net realizable value in the period in which such determinations are made. For cost centres that do not yet have proven reserves, the amounts shown for oil and natural gas interests represent costs to date, and the underlying value is entirely dependent on the existence and future economic recovery of reserves.

Estimated future site restoration costs are provided on a unit-of-production basis. Actual costs are charged against the accumulated provision as incurred.

Future write-downs of properties are dependent on many factors, including general and specific assessments of oil and gas resources, the likelihood of increasing or decreasing resources, land costs, estimates of future oil and gas prices, potential extraction methods and costs, the likelihood of positive of negative changes to the environment, taxation, labor and capital costs. The Company cannot assess the monetary impact of these factors at the current stage of its properties.

Revenue from oil and gas sales from the LAK Ranch Project is not sufficient to fully meet its cash requirements and the Company is dependent on its shareholders and creditors to support it as a going concern. While the Company has been successful in obtaining financing from shareholders and directors in the past, there is no assurance the Company will continue to be successful in raising necessary financing. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

The Company has not been required to make any material expenditure for environmental compliance to date. The operations of the Company may in the future be affected from time to time in varying degrees by changes in the environmental regulations. Both the likelihood of new regulations and their overall affect upon the Company vary greatly from state to state and are not predictable. See "Item 3 - Key Information, Risk Factors".

Operating Results

Year  Ended April 30, 2002 Compared to the Year Ended  April
30, 2001

The Company incurred a net loss of $1,062,580 or $0.03 per share for Fiscal 2002 compared to a net loss of $826,342 or $0.04 per share for Fiscal 2001. Revenues from oil and gas sales (net of royalties) totaled $1,024 for Fiscal 2002. In comparison, revenues from oil and gas sales (net of royalties) ($10,221), a gain on the sale of the Morton Project ($11,729) and interest earned on cash balances ($109,485) totaled $131,435 in Fiscal 2001. Interest earned on cash balances decreased in Fiscal 2002 due to lower cash balances while in Fiscal 2001, the Company had higher cash balances from the proceeds of private placements completed during the year.

General and administrative expenses were $1,063,604 for Fiscal 2002 compared to $957,777 for Fiscal 2001. Costs generally increased during Fiscal 2002, most notably in the categories of accounting, legal and audit fees at $167,557 in Fiscal 2002 (Fiscal 2001 - $62,801), interest expense of $141,151 in Fiscal 2002 (Fiscal 2001 - $nil) and foreign exchange loss of $35,023 in Fiscal 2002 (Fiscal 2001 - $11,816). The increase in accounting, legal and audit in Fiscal 2002 is primarily attributable to the litigation with Asdar. The increase in interest expense in Fiscal 2002 is primarily attributable to the notes payable issued during Fiscal 2002 totalling US $1,217,521. The foreign exchange loss in Fiscal 2002 is primarily attributable to a weaker Canadian dollar, resulting in foreign exchange losses being recognized on US dollar denominated notes payable.

Oil and natural gas property costs deferred during Fiscal 2002 totalled $1,660,783 compared to $10,725,698 during
Fiscal 2001, all of which was spent on the LAK Ranch Project. The amount deferred for Fiscal 2002 can be attributable to the capitalization of some final plant construction and adjustment costs and the capitalization of pilot test operating costs. The amount deferred for Fiscal 2001 can be attributable to the capitalization of construction costs of the well pair and pilot plant facility.

The Company's operations at the LAK Ranch Project are in the United States and the expenses of such operations are payable in U.S. dollars while the Company's functional currency is the Canadian dollar. Most of the Company's financings to April 30, 2002 were in Canadian dollars and the majority will continue to be in Canadian dollars for the foreseeable future. Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian and U.S. dollars. Although this has not had a materially adverse affect on the Company's results of operations to date, this may have a materially adverse affect on the Company's results of operations in the future. The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses.
For the year ended April 30, 2002, net loss from foreign exchange was $35,023 compared to $11,816 for the year ended April 30, 2001. The Company is not aware of any government currency policies or regulations which may affect the Company's operations.

The Company's operations are not adversely affected by inflation.

Year Ended April 30, 2001 Compared to the Year Ended April
30, 2000

The Company incurred a net loss of $826,342 or $0.04 per share for Fiscal 2001 compared to a net loss of $675,731 or $0.09 per share for Fiscal 2000. Revenues from interest earned on cash balances ($109,485), oil and gas sales
($10,221)  and  a  gain on the sale of  the  Morton  Project
($11,729) totaled $131,435 in Fiscal 2001. In comparison, interest earned on cash balances ($15,278) and revenues from oil and gas sales ($4,546) totalled $19,824 in Fiscal 2000. The increase in interest earned on cash balances in Fiscal 2001 is due to higher cash balances from the proceeds of private placements completed during the year.

General and administrative expenses were $957,777 for Fiscal 2001 compared to $695,555 for Fiscal 2000. Costs generally increased during Fiscal 2001, most notably in the categories of consulting and management fees at $385,333 in Fiscal 2001 (Fiscal 2000 - $273,938), office administration and other at $177,687 in Fiscal 2001 (Fiscal 2000 - $123,116) and
shareholders' information and travel at $310,647 in Fiscal 2001 (Fiscal 2000 - $225,244). The increase in consulting and management fees and office administration and other expenses is primarily attributable to the increase in the Company's development activities at the LAK Ranch Project. The increase in shareholders' information and travel expenses in Fiscal 2001 primarily attributable to the Company's increased efforts in Fiscal 2001 to raise financing for the development of the LAK Ranch Project.

Oil and natural gas property costs deferred during Fiscal 2001 totalled $10,725,698 compared to $424,222 during Fiscal 2000, all of which was spent on the LAK Ranch Project. The increase in Fiscal 2001 is attributable to the capitalization of construction costs of the well pair and pilot plant facility.

Year Ended April 30, 2000 Compared to the Year Ended April
30, 1999

The Company incurred a net loss of $675,731 or $0.09 per share for Fiscal 2000 compared to a net loss of $528,589 or $0.14 per share for Fiscal 1999. Revenues from interest earned on cash balances ($15,278) and oil and gas sales ($4,546) totaled $19,824 for Fiscal 2000 compared to $39,583 in Fiscal 1999. In Fiscal 1999, the Company sold certain of its oil and gas leases in Canada, realizing a gain on sale of $36,609 and revenues from oil and gas sales totalled $3,471. This was offset by bank charges of $497.

General and administrative expenses were $695,555 for Fiscal 2000 compared to $568,172 for Fiscal 1999. The increases were experienced in the categories of office administration and other at $123,116 for Fiscal 2000 (Fiscal 1999 -
$75,356) and shareholders' information and travel at $225,244 for Fiscal 2000 (Fiscal 1999 - $73,975). The
increase in office administration and other is attributable to increased business activity as the Company moved towards production on its LAK Ranch Property and carried out financings. The increase in shareholders' information and travel is primarily attributable to the Company's increased efforts in Fiscal 2000 to raise financing for the development of the LAK Ranch Project.

Acquisition, exploration and development costs deferred against the LAK Ranch Project totaled $424,222 during Fiscal
2000 compared with $417,195 during Fiscal 1999.

US vs. Canadian GAAP

The Company prepares its consolidated financial statements in accordance with Canadian GAAP which differs in certain respects from those principles the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. The major differences between Canadian GAAP and U.S. GAAP that would affect the measurement of the Company's financial position, loss or cash flows are set forth below.


                                                                                        30-Apr
                                                          2002            2001            2000
                                                            $               $               $
Adjustment to earnings:                             ----------       ---------       ---------
Loss for the period under Canadian GAAP              1,062,580         826,342         675,731
Consulting and management fees (a)                          -           33,517              -
Loss for the period under U.S. GAAP                  1,062,580         859,859         675,731

Loss per share under U.S. GAAP                            0.03            0.04            0.09

Adjustments to shareholders' equity
Total shareholders' equity under Canadian GAAP      10,998,529       9,919,604       2,001,849
Consulting and management fees (a)                          -          (33,517)              -
Escrow shares released (a)                                  -           33,517              -

Total shareholders' equity under U.S. GAAP          10,998,529       2,011,849       9,919,604


(a) On November 17, 1997, the Company issued 375,000 performance escrow shares to a director at $0.01 per share.

See "Item 7 - Major Shareholders and Related Party Transactions". These shares are released from escrow subject to the terms of release as required by the
Exchange.  Under US  GAAP   (APB No.  25), these escrow
shares result in compensation expense on the date of release from escrow measured as the excess of the fair value of the shares at that time over the price paid for the shares. During the year ending April 30, 2002, nil (2001 - 55,862; 2000 - nil) Common Shares were released from escrow.

Accounting for stock-based compensation

For financial statement purposes, the Company has elected to follow the Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock options. Under APB No. 25, as the exercise price of the company's stock options and warrants equals the market price of the underlying stock at the date of grant, no compensation expense is recognized.

Recent accounting pronouncements
In August 2001, the Financial Accounting Standards Board
(FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that asset retirement obligations be recognized when they are incurred, and be capitalized as part of the asset's carrying value and displayed as liabilities. SFAS No. 143 also requires increased disclosure surrounding asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The company is analyzing the impact of SFAS No. 143 and will adopt the standard on May 1, 2003.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be classified as assets either to be held and used, to be disposed of other
than  by  sale,  or  to be disposed of  by  sale.   It  also
prescribes various approaches to valuing these types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

On May 7, 2002, the FASB issued SFAS No. 145, which rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", SFAS No. 44, "Accounting for
Intangible Assets of Motor Carriers", and SFAS No. 64, "Extinguishment of Debt Made to Satisfying Sinking-Fund Requirements", and amended SFAS No. 13, "Accounting for Leases". The provisions are effective for fiscal years beginning after May 15, 2002. The Company does not expect that the implementation of these standards will have a material impact on its consolidated financial position or results of operations.

On July 30, 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions are effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments, and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The Company is analyzing the impact of
Section 3870 and will adopt the standard on May 1, 2002.

Liquidity and Capital Resources

The working capital of the Company is a direct result of funds raised from the sale of equity shares over the outflow into acquisition, exploration and development costs as well as administrative expenses. The working capital balance (deficit) at the end of the following periods were: April 30, 2002 - $(2,488,985); April 30, 2001 - $(2,416,032); and
April 30, 2000 - $433,352. The fluctuations stem from timing differences between when money is raised from equity issues and when expenditures are committed on exploration and development.

The Company's cash and short-term deposits at April 30, 2002 totalled $14,804 compared to $19,857 at April 30, 2001 and $437,146 at April 30, 2000. Aside from cash and short-term deposits, the Company had no material unused sources of liquid assets. The cash and term deposits are attributable primarily to the issue of share capital.

During Fiscal 2002, the Company issued 5,653,051 units at an average price of $0.316 per unit for net proceeds of $1,790,115. In connection thereof, 183,050 units were issued as finder's fees. The proceeds of these private placements in Fiscal 2002 were used to settle short-terms notes and accounts payable and for general working capital resulting from construction and operations at the LAK Ranch Project. Notes payable issued during Fiscal 2002 totalled US $1,217,521 (Cdn $1,923,570). Proceeds from these issuances were used primarily to cover outstanding construction and operating expenses at the Company's LAK Ranch Project. See Note 4 to the financial statements. During the year, the Company repaid some of the principal and accrued interest on these notes payable; US $138,000 in exchange for 731,300 common shares and US $78,600 for cash. At April 30, 2002, the principal outstanding on notes payable totalled US $ 1,009,605 (Cdn $1,585,080) and interest accrued on notes payable totalled US $75,860 (Cdn $119,100).

During  Fiscal 2001, the Company issued 19,137,865 units  at
$0.42 per unit for net proceeds of $7,729,247. In connection thereof, an aggregate of 410,377 units, 705,000 share purchase warrants and $222,075 was paid by the Company as finder's fees. The proceeds of the private placements in Fiscal 2001 were used for the construction of the pilot plant facility at the LAK Ranch Project and for general working capital. The Company also issued 1,811,500 Common Shares on the exercise of 1,811,500 previously issued share purchase warrants resulting in gross proceeds to the Company of $973,470. Another 72,000 Common Shares were issued on the exercise of stock options for gross proceeds to the Company of $35,380.

During Fiscal 2000, the Company issued 2,300,000 special warrants at a price of $0.50 per special warrant for gross proceeds of $1,150,000. In connection thereof, an aggregate of 74,250 special warrants were issued by the Company in payment of finder's fees. The Company also completed another private placement of 64,000 special warrants at a price of $0.75 per special warrant for gross proceeds of $48,000. Also during the same period, the Company issued 267,500 Common Shares on the exercise of 267,500 previously issued warrants resulting in gross proceeds to the Company $145,040. Another 30,000 Common Shares were issued on the exercise of 30,000 stock options for gross proceeds to the Company of $14,900.

From the beginning of Fiscal 2001 (May 1, 2000) to September 13, 2001 a total of two U.S. residents purchased an aggregate of 739,000 units at a price of $0.42 for aggregate gross proceeds of $310,380. All the financings were principally conducted outside the United States, however two U.S. residents purchased an aggregate of 300,000 special warrants at prices of $0.40 and $0.50 per special warrant for aggregate gross proceeds of $145,000. Another U.S. resident received a commission of 112,500 special warrants at a deemed value of $0.40 per special warrant for arranging a financing. None of the debt settlements were conducted in the United States or with U.S. residents.

At April 30, 2002, the Company had a working capital deficit of $2,488,985. Revenue from oil and gas sales from the LAK Ranch Project is not sufficient to fully meet its cash requirements and ongoing commitments and the Company is dependent on its shareholders and creditors to support it as a going concern. While the Company has been successful in obtaining financing from shareholders and directors in the past, there is no assurance the Company will continue to be successful in raising necessary financing. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Management is actively pursuing additional sources of financing and is pursuing a partnership with an outside source to develop the LAK Ranch Project. At the present time, the LAK Ranch oil production plant is idle until a partner or substantial financing can be found. Subsequent to April 30, 2002, the Company exchanged common shares for a portion of the notes payable outstanding at April 30, 2002, extended repayment terms on notes payable not exchanged and completed a private placement of 3,917,500 units at $0.10 per unit for proceeds of $391,750. See "Item 8 - Financial Information, Significant Changes".

Research and Development, Patents and Licences, etc.

The Company does not engage in research and development activities.

Trend Information

Factors which may have a material effect on the Company's future financial condition are set forth in "Item 3 - Key
Information, Risk Factors".


ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets out certain information concerning the directors and executive officers of the Company. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act. The officers are appointed at the pleasure of the board of directors.



Name, Position, Age and
Country of Residence            Principal Occupation or Employment                    Date Appointed
---------------------------     -----------------------------------------             --------------
BARRY C.J. EHRL (1)             President of the Company                                April, 1981
President, CEO and Director     President of Sydney Resource Corporation,
Age:  63                        a public company involved in mineral
Resident of Canada              exploration in British Columbia
                                (non-competitive).

FRANK R. HALLAM (1)             Chartered Accountant                                  November, 1997
CFO and Director                Director of Platinum Group Metals Ltd.,
Age:  42                        a public company with platinum group metal
Resident of Canada              properties in Canada and South Africa
                                (non-competitive).

EDWARD G. BYRD (1)              Director of Century Pacific Greenhouses, a             October, 1994
Director                        private agricultural business
Age:  65                        (non-competitive).
Resident of Canada


BRENT C. EHRL                   President of Pacific Supply Company, a                September, 1997
Corporate Secretary             private wholesale dried-goods business
Age:  43                        (non-competitive).
Resident of Canada

ROBERT E. SWENARCHUK            President of Rescom Consultants Ltd., a                October, 1986
Vice-President, Communications  private company which provides a range
Age:  67                        of financial and investor services to
Resident of Canada              public companies (non-competitive);
                                Director of Quaterra Resources Inc. and
                                Eaglecrest Explorations Ltd. (non-competitive).

PAUL TROST                      President of MTARRI, Inc., a private profess           October, 1997
Vice-President, Operations of   professional services business involved in oil
Derek Resources (U.S.A.) Inc.   consulting and acquisition of oil interests
Age:  58                        (possible competitor).
Resident of United States


GEORGE POUSKA                   President of Petrospec Corporation, a private           October, 1997
Field Manager of Derek          holding company involved in the acquisition of
Resources (U.S.A.) Inc.         oil field rights and interests (possible
Age:  60                        competitor).
Resident of United States



  NOTES:

  (1)  Member of the Audit Committee

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Certain of the Company's directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company's plan currently in place to resolve actual and potential conflicts of interest requires (1) full disclosure from directors, officers and key employees with respect to any potentially competitive interests; and (2) the Board of Directors to assess each actual or potential conflict of interest on a case-by-case basis. If the Board of Directors determines that an actual or potential conflict of interest exists, it will act to mitigate or remove the conflict. There have been no actual conflicts of interest issues to date.

While the Directors of the Company are involved in other business ventures and with the exception of Barry C.J. Ehrl, do not spend full time on the affairs of the Company, the Company believes that each devotes as much time to the affairs of the Company as are required to satisfactorily carry out their duty.

Brent C. Ehrl, Corporate Secretary, is the son of Barry C.J. Ehrl, President, Chief Executive Officer and Director. Other than discussed above, there are no family relationships between any two or more Directors or Executive Officers. There are no arrangements or understandings between any two or more Directors or Executive Officers pursuant to which he was selected as a Director or Officer.

Barry  C.J.  Ehrl,  President, Chief Executive  Officer  and
Director

Mr.  Ehrl  has served as President, Chief Executive  Officer and Director of the Company since 1981, raising several million dollars for the acquisition of the LAK Ranch Project and the development of the pilot plant facility. Between 1990 and 1994, he was President and Chief Financial Officer of Star Valley Resources, Inc., which at that time was involved in oil recovery projects with Gulf Canada and British Gas. Between 1986 and 1991, Mr. Ehrl was President and C.E.O. of Sun Mask Petroleum in which he raised $17 million for proposed takeovers of Inland Natural Gas and Trans-Mountain Pipeline. Between 1986 and 1990, Mr. Ehrl was Vice-President, Finance and Director of Dawn Development Canada Corporation, a private catering firm where he was directly responsible for raising over $10 million for restaurant acquisitions in London and Vancouver. Between 1983 and 1995, Mr. Ehrl was Chief Financial Officer of Anvil Resources Ltd. where he was directly responsible for raising in excess of $5 million for exploration and development of mineral properties in British Columbia and the Maritime provinces. Mr. Ehrl also serves as President, C.E.O. and Director of Sydney Resource Corporation, a public company involved in mineral exploration in British Columbia. Mr. Ehrl currently devotes 80% of his time on the affairs of the Company.

Frank R. Hallam, B.Ba, CA, Chief Financial Officer and
Director

Frank Hallam was an auditor with Coopers and Lybrand (now PricewaterhouseCoopers) prior to joining the Tan Range Group of Companies in 1994. He has extensive experience at the senior management level with several publicly-listed resource companies. In addition to serving as Chief Financial Officer and Director of the Company, Mr. Hallam also serves as a Director of Platinum Group Metals Ltd., a public company with platinum group metal properties in Canada and South Africa. Mr. Hallam currently devotes 50% of his time on the affairs of the Company.

Edward G. Byrd, CA, Director

Edward Byrd, Chartered Accountant, is currently a Director of Century Pacific Greenhouses, a private agricultural business. Mr. Byrd was formerly a Senior Partner with Coopers & Lybrand (now PricewaterhouseCoopers) as well as a director of Atomic Energy Canada Limited. He has several years of experience dealing with public and private sector companies and has served on the boards of several public resource companies. Currently, Mr. Byrd is a director of Star Valley Resources, Inc., a public company involved in gold and oil properties in the former U.S.S.R. Mr. Byrd currently devotes 15% of his time on the affairs of the Company.

Brent C. Ehrl, Corporate Secretary

Brent Ehrl is currently President of Pacific Supply Company, a private wholesale dry goods business. He also serves as Director of Sydney Resource Corporation, a public company involved in mineral exploration in British Columbia. Brent Ehrl currently devotes 75% of his time on the affairs of the Company.

Robert E. Swenarchuk, Vice-President, Communications.

Robert Swenarchuk has more than 25 years of successful practice in the corporate and investor relations sectors of the natural resources industry. Currently, he is President of Rescom Consultants Ltd., which he founded in 1980. Rescom provides a range of financial and investor services to public companies. Over the past 15 years he has been involved in arranging financing for mining exploration and development projects in Canada, the United States, Mexico, Russia, Kazakhstan and China. He has extensive financial community contacts throughout North America, Europe and Asia. Currently, Mr. Swenarchuk is Senior Vice-President, Corporate Development for Eaglecrest Explorations Ltd., Rio Fortuna Exploration Corp., Quaterra Resources Inc. and
International Bravo Resource Corp., all of which are involved in mineral exploration. Mr. Swenarchuk currently devotes 10% of his time on the affairs of the Company.

Paul Trost, PhD, B.Sc.,Vice-President, Operations of Derek
USA

Dr. Trost obtained his PhD in geochemistry at the Colorado School of Mines. With over 20 years of oil exploration, production and operating experience, Dr. Trost is an established expert in the field of hazardous waste remediation and waste treatment. Dr. Trost also holds several oil recovery and waste treatment process patents. He was previously a co-founder of an enhanced oil recovery company which specialized in tertiary oil recovery operations using chemical approaches and is currently actively involved in using geochemical techniques to evaluate oil projects. Presently, he is President of MTARRI, Inc., a private professional services business involved in oil consulting and the acquisition of oil interests. Dr. Trost currently devotes 10% of his time on the affairs of the Company.

George Pouska, MBA, B.Sc., Field Manager of Derek USA

Mr.  Pouska  has  28  years  experience  in  the  fields  of remediation and enhanced oil recovery applications and chemical engineering. Mr. Pouska, a Registered Professional Engineer and the holder of several oil industry patents, has been involved in the design and construction of several commercial enhanced oil recovery systems. Presently, he is President of Petrospec Corporation, a private holding company involved in the acquisition of oil field rights and interests. Mr. Pouska currently devotes 5% of his time on the affairs of the Company.
Compensation

The following table sets forth all compensation paid or accrued by the Company to its directors and members of its administrative, supervisory or management bodies for the financial year ended April 30, 2002.

The Company has no pension plan and no other arrangement for non-cash compensation to the directors of the Company except stock options.


                                                                          Long Term Compensation
                                ---------------------------------------------------------------------------------------------------
Name and Principal Position            Annual Compensation                         Awards                  Payouts
                                                            Other    --------------------------------------------------------------
                                --------------------------  Annual     Securities           Restricted
                                Year    Salary      Bonus  Compen-   Under Options/      Shares / Units      LTIP       All Other
                                                           sation    SARs Granted          Awarded          Payouts    Compensation
                                          ($)        ($)      (#)        ($)                 ($)              ($)          ($)
                                ---------------------------------------------------------------------------------------------------
Barry C.J. Ehrl                 2002    $120,000     $Nil    $Nil    602,500 (1)              $Nil           $Nil          $Nil
President, CEO and Director
Frank R. Hallam                 2001    $ 96,000     $Nil    $Nil    499,500 (1)              $Nil           $Nil          $Nil
CFO and Director
Edward G. Byrd                  2001    $    Nil     $Nil    $Nil    160,000 (1)              $Nil           Nil           $Nil
Director
Brent C. Ehrl                   2001    $  7,231     $Nil    $Nil     95,000 (1)              $Nil           $Nil          $Nil
Corporate Secretary

Robert Swenarchuk               2001    $ 6,000      $Nil    $Nil     55,000 (1)              $Nil           $Nil          $Nil
VP,Communications
Paul Trost                      2001    $10,500      $Nil    $Nil     65,000 (1)              $Nil           $Nil          $Nil
VP, Operations of Derek USA
George Pouska                   2001    $18,328      $Nil    $Nil        Nil                  $Nil           $Nil          $Nil
Field Manager of Derek USA



NOTES:

1. Options granted on November 5, 2001 are exercisable at a price of $0.35 per share and expire on November 4, 2005.

With the exceptions of Barry Ehrl and Frank Hallam, the Company does not have any written consulting agreements with any of its directors or officers.

Pursuant to a management agreement dated September 30, 2000 between the Company and Barry Ehrl, Mr. Ehrl was engaged as President and Chief Executive Officer of the Company for an unspecified term. Pursuant to the management agreement, Mr. Ehrl received compensation in the amount of $8,500 per month for the period October 1, 2000 through January 1, 2001 and $10,000 per month for the period subsequent to February 1, 2001 as well as the reimbursement of out-of-pocket expenses. The management agreement may be terminated by Mr. Ehrl at any time by providing 90 days' notice to the Company. The management agreement with Mr. Ehrl may be terminated by the Company at any time with cause or, without cause, by providing 36 months' notice or payment in lieu of notice of not less than $360,000.

Pursuant to a management agreement dated September 30, 2000 between the Company and Frank Hallam, Mr. Hallam was engaged as Chief Financial Officer of the Company for an unspecified term. Pursuant to the management agreement, Mr. Hallam received compensation in the amount of $6,500 per month for the period October 1, 2000 through January 1, 2001 and $8,000 per month for the period subsequent to February 1, 2001 as well as the reimbursement of out-of-pocket expenses. The management agreement may be terminated by Mr. Hallam at any time by providing 90 days' notice to the Company. The management agreement with Mr. Hallam may be terminated by the Company at any time with cause or, without cause, by providing 36 months' notice or payment in lieu of notice of not less than $288,000.

Board Practices

The Board of Directors presently consists of three
Directors. Each Director was elected at the annual general meeting of the shareholders of the Company, held on October
31, 2001. Each Director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia). See page
36 for the dates on which the current Directors of the Company were first elected or appointed.

With the exceptions of Barry Ehrl and Frank Hallam, the Company has not entered into contracts providing for benefits to the directors upon termination of employment.
Mssrs. Ehrl and Hallam are entitled to receive amounts not less than $360,000 and $288,000, respectively, upon termination of employment pursuant to their respective management agreements with the Company. See "Compensation" above.

Board Committees

Audit Committee Pursuant to Section 187 of the Company Act (British Columbia), the Company is required to have an Audit Committee. As at the date hereof, the members of the Audit Committee are Barry Ehrl, Frank Hallam and Edward Byrd.
Section 187(1) of the Company Act requires the directors of a reporting company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the company or an affiliate of the company. The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting. Section 187(4) provides that before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors. Section 187(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 187(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

Currently, the Company has three directors, two of whom are officers of the Company: Barry C.J. Ehrl, President & CEO, and Frank R. Hallam, CFO. The Company does not have a sufficient number of outside directors but intends to address this in 2003.
Employees

At April 30, 2002, the Company had two full time employees and one part-time employee. In comparison, the Company had two full time employees and no part-time employees at April
30, 2001 and 2000.

The Company engages directors, officers and independent contractors from time to time to supply work on specific corporate business and project exploration programs.
Share Ownership

With respect to the persons listed in "Compensation," above, the following table discloses the number of Common Shares and percent of the Common Shares outstanding held by those persons, as of November 1, 2002. The Common Shares possess identical voting rights.

                                             No. of             Percent of
       Name and Title                     Shares (1)(2)    Shares Outstanding

-----------------------------             --------------   ------------------
Barry C.J. Ehrl                             1,143,471            2.70%
President, CEO and Director

Frank R. Hallam                              273,900          Less than 1%
CFO and Director

Edward G. Byrd                               136,362          Less than 1%
Director

Brent C. Ehrl                                55,409           Less than 1%
Corporate Secretary

Robert E. Swenarchuk                         323,706          Less than 1%
Vice-President, Communications

Paul Trost                                   153,000          Less than 1%
Vice-President, Operations of Derek USA

George Pouska                                130,000          Less than 1%


NOTES:
1.   Includes beneficial, direct and indirect shareholdings.
2. Does not include stock options and other rights to purchase or acquire shares.
3. There are 42,076,522 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report

The following table discloses the incentive stock options outstanding to the aforementioned persons as of November 1, 2002:



         Name of Person(s)                 Date of Grant     # Common Shares        Exercise Price    Expiry Date
                                           or Issuance       Subject to Issuance     (Per Share)

Barry C.J. Ehrl                            Dec. 1, 1997            90,000                $0.51        Dec. 1, 2002
President, CEO and Director                    5-May-99            90,000                $0.48            5-May-04
                                           Nov. 5, 2001           602,500                $0.35        Nov. 4, 2005
Frank R. Hallam                            Dec. 1, 1997            42,000                $0.51        Dec. 1, 2002
CFO and Director                               5-May-99            30,000                $0.48            5-May-04
                                           Nov. 5, 2001           499,500                $0.35        Nov. 4, 2005
Edward G. Byrd                                 5-May-99            20,000                $0.48            5-May-04
Director                                  Oct. 15, 1999            11,000                $0.75       Oct. 15, 2004
                                           Nov. 5, 2001           160,000                $0.35        Nov. 4, 2005
Brent C. Ehrl                              Dec. 1, 1997            20,000                $0.51        Dec. 1, 2002
Corporate Secretary                            5-May-99            25,000                $0.48            5-May-04
                                           Nov. 5, 2001            95,000                $0.35        Nov. 4, 2005
Robert E. Swenarchuk                       Dec. 1, 1997            50,000                $0.51        Dec. 1, 2002
Vice-President, Communications                 5-May-99            40,000                $0.48            5-May-04
                                           Nov. 5, 2001            55,000                $0.35        Nov. 4, 2005
Paul Trost                                 Dec. 1, 1997            20,000                $0.51        Dec. 1, 2002
Vice-President, Operations of Derek            5-May-99            20,000                $0.48            5-May-04
                                          Dec. 16, 1999            50,000                $0.70       Dec. 16, 2004
                                           Nov. 5, 2001            65,000                $0.35        Nov. 4, 2005
George  Pouska                                                       Nil



GEORGE POUSKA
Field Manager of Derek USA

                                                       Nil

The Company has no arrangements for involving the employees in the capital of the Company. The Company does not have a share purchase plan, dividend reinvestment plan or a share option plan for its directors, officers and employees.
However, the Company will, from time to time, grant individual stock options to its directors, officers or employees as an incentive.

The following table discloses the share purchase warrants outstanding to the aforementioned persons as of November 1, 2002:


         Name of Person(s)                 Date of Grant     # Common Shares        Exercise Price    Expiry Date
                                           or Issuance       Subject to Issuance     (Per Share)

Barry C.J. Ehrl                            Aug. 20, 2001          60,000               $0.75          Aug. 20, 2003
President, CEO and Directo                 Oct. 19, 2001         100,000               $0.40          Oct. 19, 2003
                                           Dec. 20, 2001         135,000               $0.40          Dec. 20, 2003
Frank R. Hallam                            Aug. 20, 2001          91,000               $0.75          Aug. 20, 2003
CFO and Director
                                           Oct. 19, 2001          75,000               $0.40          Oct. 19, 2003
Edward G. Byrd                                                      Nil
Director

Brent C. Ehrl                              Dec. 20, 2001          10,000               $0.40          Dec. 20, 2003
Corporate Secretary

Robert E. Swenarchuk                      Sept. 11, 2000         239,000               $0.53         Sept. 11, 2002
Vice-President, Communications

Paul Trost                                 Oct. 19, 2001          73,500               $0.40          Oct. 19, 2003
Vice-President, Operations of Derek USA

George  Pouska                             Dec. 20, 2001          50,000               $0.40          Dec. 20, 2003
Field Manager of Derek USA



ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

There are presently no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

There have been no significant changes in the percentage ownership held by any major shareholders during the past three years except for the acquisition of 3,829,000 Common Shares by Curb Inc. whose shares were acquired primarily through private placements.

As at October 15, 2002, the persons or groups known to the Company to own more than 5% of the Company's issued and outstanding Common Shares are:


Identity of Person           Amount       Percent
or Group                     Owned       of Class (1)

Curb Inc. (2)               3,829,000      9.1%
6301 Indian School NE
Suite 1208
Albuquerque, NM
USA  87110


Notes:

1. There are 42,076,522 Common Shares issued and outstanding as of the date of this Form 20-F Annual
     Report

2.   Curb Inc. is controlled by Mr. Charles Haegelin

Holders of Record in the United States

Based on the Company's knowledge, after reasonable inquiry as of October 15, 2002, the most recent practicable date for conducting such search in the light of the time required for responses, the total number of Common Shares held of record by 225 residents in the United States is 13,320,265 Common Shares representing approximately 31.7% of the 42,076,522 Common Shares issued and outstanding. The foregoing is comprised of the following:

1. According to the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada, there are 4,991,245 Common Shares held of record by 173 residents of the United States, one of which is Cede & Co. with a total of 277,538 Common Shares.

2. Through a search conducted by the Company, the Company has ascertained that there are no Common Shares held by residents of the United States through CDS & Co. in Canada.

3. A search conducted through Cede & Co. in the United States by the Company revealed there are 53 holders of record resident in the United States owning 8,606,558 Common Shares of record (CDS held a deficit of 8,609,029 Common Shares).

The Common Shares commenced trading on the NASD OTC Bulletin
Board Service on January 4, 2001, making the Company's shares available to U.S. residents on the open market.

Related Party Transactions

Certain of the Company's directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Management believes that the transactions referenced below were on terms at least as favorable to the Company as it could have obtained from unaffiliated parties.

Other than disclosed elsewhere in this Annual Report, none of the Company's directors, senior officers, principal shareholders named in "Item 7 - Major Shareholders and Related Party Transactions", or any relative or spouse of the foregoing, have had an interest, direct or indirect, in any transaction, during the current financial year ending April 30, 2002, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries except for the following:

1. Barry C.J. Ehrl, President, C.E.O. and Director of the Company provided management services to the Company as President and C.E.O. During Fiscal 2002, Mr. Ehrl was paid or accrued $120,000 pursuant to a management agreement with the Company. See "Item 6 - Directors, Senior Management and Employees".

  1. Frank R. Hallam, C.F.O. and Director of the Company provided management services to the Company as C.F.O. During Fiscal 2002, Mr. Hallam was paid or accrued $96,000 pursuant to a management agreement with the Company. See "Item 6 - Directors, Senior Management and Employees".

  2. Brent C. Ehrl, Corporate Secretary of the Company, provided administrative services to the Company. During Fiscal 2002, Brent Ehrl was paid or accrued $37,231 for administrative services rendered. Brent Ehrl does not have an agreement with the Company but is paid by the Company upon the rendering of services and receipt of expense reports and/or invoices. See "Item 6 - Directors, Senior Management and Employees".

  4. Robert E. Swenarchuk, Vice-President, Communications of the Company, provided corporate communication services to the Company. During Fiscal 2002, Mr.
     Swenarchuk was paid or accrued $6,000 for corporate communication services rendered. Mr. Swenarchuk does not have an agreement with the Company but is paid by the Company upon the rendering of services and receipt of expense reports and/or invoices. See "Item 6 -
     Directors, Senior Management and Employees".

  5. Paul B. Trost, Vice-President, Operations and Director of the Company's wholly owned U.S. subsidiary, Derek USA, provided consulting services to the Company.
     During Fiscal 2002, MTARRI, Inc., a private company beneficially owned by Mr. Trost, was paid or accrued $10,500 for consulting services rendered.

  6. George Pouska, Field Manager of the Company's wholly owned U.S. subsidiary, Derek USA, provided consulting services to the Company. During Fiscal 2002, Petrospec Corporation, a private company beneficially owned by Mr. Pouska was paid or accrued $18,328 for consulting services rendered.

7. Pursuant to an escrow agreement dated November 7, 1997 (the "Escrow Agreement") among Montreal Trust Company, the Company, Barry Ehrl, President C.E.O. and director of the Company, the Company issued 375,000 performance escrow shares to Mr. Ehrl at an ascribed value of $0.01 per share. The performance shares are subject to the terms of release as required by the Executive Director of the Commission or the Exchange which provide that holders of performance shares in a natural resource company will be entitled to a pro-rata release of those shares on the basis of 15% of the original number of performance shares for every $100,000 expended on exploration and development of a resource property calculated proportionately after the first $100,000 expenditure. No more than 50% of the original number of performance shares may be released in any twelve-month period and no expenditure on exploration and development made prior to the date of a company's initial public offering may be included. Where administrative expenses exceed 33% of total expenditures during the period on which the calculation is based, the pro-rata release factor of 15% will be reduced to 7.5% and the percentage of the original number of performance shares available for release in any twelve-month period will be reduced to 25%. Resource property option payments cannot be included as expenditures on exploration and development of a resource property for the purpose of calculating the allowable escrow release.

     The restrictions contained in the Escrow Agreement provide that the performance shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent or escrow holder, make any transfer or record any trading of the performance shares without the consent of the Executive Director of the Commission, or while the Common Shares are listed on the Exchange without the consent of the Exchange. A holder of the performance shares who ceases to be a principal of the Company, or who dies or becomes bankrupt is not thereby subject to forfeiture of the performance shares under the terms of the Escrow Agreement.

     Any performance shares not released from escrow by November 7, 2002 shall be cancelled. During Fiscal 1999, the Exchange consented to the release from escrow of
     70,422 shares to Mr. Ehrl.   During Fiscal 2001, the
     Exchange consented to the release from escrow of an additional 55,862 shares to Mr. Ehrl. During Fiscal 2000 and Fiscal 2002, no shares were released from escrow.

     There were 248,716 performance escrow shares remaining at April 30, 2002.

8. The Company's executive offices are located in rented premises which it shares with Sydney Resource
     Corporation, a company which Barry C.J. Ehrl, President,
     CEO and Director of the Company, is a director and officer.

No director, senior officer, relative or associate of such persons was indebted to the Company during the current financial year ending April 30, 2002.

Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial
Information

See the audited consolidated financial statements listed  in
Item 17 hereof and filed as part of this Form 20-F Annual Report. These financial statements include the consolidated balance sheets as at April 30, 2002 and 2001 and statements of loss and cash flows for each of the three years ended April 30, 2002.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 11 to the accompanying consolidated financial statements of the Company.
Legal Proceedings

There   are  no  other  actual  or  pending  material  legal
proceedings to which the Company is or is likely to be a party or of which any of its properties is or is likely to be the subject except for the following:

Two creditors filed claims against the Company for settlement of amounts due to them in 2002. One creditor was paid in full subsequent to year-end and their action is being terminated. The other creditor, Venture 101 of Douglas, Wyoming, was liquidated during the year and the Company is awaiting further advice from their trustees as to how a settlement arrangement may be reached. Venture 101
had  claimed  unpaid  amounts due  from  the  Company.   The
Company  records  an  amount  due  to  Venture  101  of   US
$45,568.15.
Dividend Policy

The Company has not declared any dividends since incorporation in 1981 and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Significant Changes

Since April 30, 2002, the date of the most recent audited financial statements, the following significant changes have occurred:

1. Pursuant to a letter agreement dated June 21, 2001 between the Company and Bateman Project Holdings Limited ("BPHL") of Johannesburg, South Africa pursuant to which Bateman agreed to defer US $471,183 of debt payable by the Company until May 31, 2002. Any amounts incurred in excess of US $471,183 would be due and payable in the normal course of business. In consideration, Bateman would receive interest of 10% per annum commencing June 15, 2001 with both principal and interest due on May 31, 2002. The debt may be converted in whole or in part into Common Shares for $0.75 per share at any time until May 31, 2002. In addition, the Company granted a permanent gross over-riding royalty in the amount of US $0.0471 per barrel of oil produced net to the Company's interest. As security for the amount deferred, the Company granted a lien in favour of Bateman, first on the surface equipment owned by the Company and located on the LAK Ranch Project and secondly, if required to satisfy amounts outstanding on the repayment date, on the LAK Ranch Project itself. See "Item 4 - Information on the Company, The LAK Ranch Project, Wyoming, USA". The Company was not able to repay the principal and interest on May 31, 2002. On August 21, 2002, Bateman Project Holdings Limited agreed to settle one half of the total debt outstanding in exchange for common shares of the Company at a price of $0.10 per share with the remaining amount payable to be secured by way of a new note issued by the Company bearing interest at 10% per annum and maturing on September 30, 2003. BPHL will have the right, after August 21, 2003, to convert any unpaid principal and interest into Common Shares at an exercise price of $0.10 per share.

2. On June 6, 2001, the Company entered into a loan agreement with Sparten Establishment for US $100,000. This loan bears interest at 10% per annum, payable monthly, plus an overriding royalty of US $0.01 per barrel of oil produced at the LAK Ranch Project and matures on May 31, 2003 but does not bear a conversion right. The proceeds were used to settle outstanding accounts payable for construction and operating costs at the LAK Ranch Project. On August 21, 2002, the lender agreed to settle US $50,000 from the principal amount in exchange for Common Shares at a price of $0.10 per share and to exchange the remaining principal amount of US $50,000 by way of a new promissory note bearing interest at an effective rate of 10% per annum, repayable on September 30, 2003.

3. On June 27, 2001, the Company entered into a loan agreement in the amount of US $100,000 with Cristina Casati. The loan bears interest at a rate of 10% per annum, plus an additional overriding royalty of US $0.01 per barrel of oil produced at the LAK Ranch Project. The loan may be converted in whole or in part into Common Shares for $0.75 per share at any time until May 31, 2003 at which time it is repayable in full. The proceeds were used to settle outstanding accounts payable for construction and operating costs at the LAK Ranch Project. On August 21, 2002, the lender agreed to settle the accrued interest on this note in the amount of US $12,114 in exchange for Common Shares at a price of $0.10 per share.

4. On June 28, 2001, the Company entered into a loan agreement in the amount of US $50,000 with Savannah Consulting Ltd. The loan bears interest at a rate of 10% per annum, plus an additional overriding royalty of US $0.005 per barrel of oil produced at the LAK Ranch Project. The loan may be converted in whole or in part into Common Shares for $0.75 per share at any time until May 31, 2002 at which time it was repayable in full.
     The proceeds were used to settle outstanding accounts payable for construction and operating costs at the LAK Ranch Project. The Company was not able to repay the principal and interest on May 31, 2002. On August 21, 2002, the lender agreed to settle the principal and interest outstanding in the amount of US $56,041 in exchange for Common Shares at a price of $0.10 per share.

5. On June 28, 2001, the Company entered into a loan agreement in the amount of US $50,000 with John F.P. Lush. The loan bears interest at a rate of 10% per annum, plus an additional overriding royalty of US $0.005 per barrel of oil produced at the LAK Ranch Project. The loan may be converted in whole or in part into Common Shares for $0.75 per share at any time until May 31, 2002 at which time it was repayable in full. The proceeds were used to settle outstanding accounts payable for construction and operating costs at the LAK Ranch Project. The Company was not able to repay the principal and interest on May 31, 2002. On August 21, 2002, the lender agreed to settle the principal and interest outstanding in the amount of US $56,041 in exchange for Common Shares at a price of $0.10 per share.

6. On October 30, 2001, the Company entered into a loan agreement with Western Industrial, Inc. for US $89,838.35. The loan bears interest at a rate of 10% per annum, plus an additional overriding royalty of US $0.0089838 per barrel of oil produced at the LAK Ranch Project. The loan may be converted in whole or in part into Common Shares for $0.75 per share at any time until August 31, 2002 at which time it was repayable in full. The proceeds were used to settle outstanding accounts payable for construction and operating costs at the LAK Ranch Project. On August 21, 2002, the lender agreed to settle the principal and interest outstanding in the amount of US $99,806 in exchange for Common Shares at a price of $0.10 per share.

7. During the period February 2002 to April 2002, the Company borrowed US $150,000 in four separate tranches from a single lender, bearing interest at a rate of 15% per annum, payable on demand. On August 21, 2002, the lender agreed to settle the principal and interest outstanding in the amount of US $160,193 in exchange for Common Shares at a price of $0.10 per share.

8. On August 29, 2002, the Company entered into an Assignment Agreement dated August 9, 2002 with Equiva Trading Company with respect the assignment of the May 17, 2001 agreement (to purchase crude oil produced from the LAK Ranch Project) to Shell Trading (US) Company.

9.   On  August 19, 2002, as amended September 3, 2002,  the
     Company  entered  into a leasing proposal  with  Oxford
     Properties Group with respect to the head office space.

10. On August 27, 2002, the Company completed a private placement for 3,917,500 units at a price of $0.10 per unit for gross proceeds of $391,750. Each unit consisted of one common share and one share purchase warrant exercisable at a price of $0.15 per share for a period of two years. Proceeds of $391,750 were used for general administrative expenses and working capital related to the LAK Ranch Project.


ITEM 9 - THE OFFER AND LISTING

Offer and Listings Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Common Shares on the Exchange for each full quarterly period within the within the two most recent fiscal years:

                      CDNX HIGH     CDNX LOW     OTC-BB HIGH    OTC-BB LOW
PERIOD                  CDN $        CDN $          USD $          USD $
-----------------     ---------     --------     -----------    ----------
2002
Fourth Quarter          $0.31        $0.15         $0.21          $0.12
Third Quarter           $0.42        $0.23         $0.27          $0.13
Second Quarter          $0.49        $0.22         $0.32          $0.16
First Quarter           $0.60        $0.41         $0.40          $0.28
2001
Fourth Quarter          $0.80        $0.41         $0.51          $0.28
Third Quarter           $0.80        $0.44         $0.43          $0.31
Second Quarter          $1.18        $0.65         n/a (1)        n/a (1)
First Quarter           $0.85        $0.45         n/a (1)        n/a (1)


NOTES:

(1)  The Common Shares commenced trading on the NASD OTC
     Bulletin Board Service on January 4, 2001.

The following table sets forth the annual high and low market prices for the five fiscal years ending April 30, 2002:

                          CDNX HIGH      CDNX LOW    OTC-BB HIGH    OTC-BB LOW
YEARS ENDING APRIL 30       CDN $         CDN $         USD $          USD $
---------------------     ---------      --------    -----------    ----------
2002                        $0.60         $0.15        $0.40          $0.12
2001                        $1.18         $0.41        $0.51          $0.28
2000                        $1.25         $0.31        n/a (1)        n/a (1)
1999                        $0.75         $0.34        n/a (1)        n/a (1)
1998                        $0.79         $0.21        n/a (1)        n/a (1)


NOTES:

(1)  The Common Shares commenced trading on the NASD OTC
     Bulletin Board Service on January 4, 2001.

The following table sets forth the high and low market prices for the most recent six months:

             CDNX HIGH      CDNX LOW    OTC-BB HIGH    OTC-BB LOW
MONTH          CDN $         CDN $         USD $          USD $
-------      ---------     ---------    -----------    ----------
Oct-02         $0.10         $0.05        $0.07          $0.05
Sep-02         $0.10         $0.06        $0.07          $0.04
Aug-02         $0.15         $0.09        $0.09          $0.05
Jul-02         $0.17         $0.07        $0.15          $0.06
Jun-02         $0.22         $0.15        $0.16          $0.10



The closing price of the Company's shares on November 1, 2002 was $0.09 on the Exchange and US $0.065 on the NASD OTC
Bulletin Board Service.

There have been no trading suspensions in the prior three years.
Plan of Distribution

Not applicable.
Markets

The  Common  Shares trade on the Exchange under  the  symbol
"DRS"  on  the  Exchange.  On January 4,  2001,  the  Common
Shares  commenced  trading on the NASD  OTC  Bulletin  Board
Service under the symbol "DRKRF".
Selling Shareholders

Not applicable.
Dilution

Not applicable.
Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION
Share Capital

Not applicable.
Memorandum of Articles of Association

Objects and Purposes of the Company

The Memorandum of the Company places no restrictions upon the Company's objects and purposes.

Directors' Powers

Section 12.6 of the Articles of the Company (the "Articles") provides that a director who is in any way directly or indirectly interested in a contract or proposed contract or transaction with the Company shall declare the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Company Act of the Province of British Columbia (the "Company Act"). Subject to the Company Act, a director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall not be counted, but he may be counted in the quorum present at the meeting at which such vote is taken. Subject to the Company Act, the foregoing shall not apply to:

1. any contract or transaction relating to a loan to the Company, which a director of a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan; or

2. any contract or transaction made or to be made with, or for the benefit of an affiliated corporation or a subsidiary corporation of which a director is a director; or

3. any contract by a director to subscribe for shares, debentures or debt obligations to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly, interested if all the other directors are also, director or indirectly interested in the contract, arrangement or transaction; or

4.   if authorized by ordinary resolution pursuant to Article
     12.4, the remuneration of the directors.

Subject to the Company Act the foregoing prohibitions and exceptions thereto may from time to time be suspended or amended to any extent by ordinary resolution, either generally or in respect of any particular contract, arrangement or transaction or for any particular period.

Section 15.1 of the Articles provides that the quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed such quorum shall be a majority of the Board. The Chairman of the Board, if any, or in his absence the President of the Company, shall be the chairman of all meetings of the Board but if at any meeting neither the Chairman of the Board, if any, nor the President shall be present within 30 minutes after the time appointed for holding the same or if both the Chairman of the Board and the President, being present decline to act, the directors present may choose someone of their number to be chairman at such meeting. A director interested in a contract or a proposed contract or transaction with the Company pursuant to Section 12.6 is to be counted in a quorum notwithstanding his interest.

Section 12.4 of the Articles provides that the remuneration of the Directors as such may from time to time be determined by the Directors, unless by ordinary resolution the members determine that such remuneration shall be determined by the members, such remuneration to be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director. The Directors shall be repaid such reasonable expenses as they may incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that, in the opinion of the Directors, are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he may be entitled to receive, and the same shall be charged as part of the ordinary expenses of the Company. Unless otherwise determined by ordinary resolution, the Directors on behalf of the Company, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any gratuity, pension or allowance. There are no restrictions in the Articles upon the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Section 8.1 of the Articles provides that the directors may from time to time at their discretion authorize the Company:

1. to guarantee the indebtedness of an affiliate of the Company or of any other person;

2. to borrow money for the purposes of the Company or an affiliate of the Company in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

3. to issue bonds, debentures and other debt obligations either as principal debtor or as surety or guarantor for any liability or obligation, contingent or otherwise, of an affiliate of the Company or of any other person;

4. to mortgage or charge, whether by way of either specific or floating charge, or give other security on the undertaking, or on whole or any part of the property and assets of the Company, both present and future.

The borrowing powers of the directors set forth in the Articles can be varied by amending the Articles. Section 219 of the Company Act provides that a Company may alter its Articles by filing with the registrar of companies a certified copy of a special resolution altering the Articles. A special resolution is a resolution passed by a majority of not less than three quarters of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company, or consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of the company. Under the Company Act, an ordinary resolution of shareholders requires approval by a majority of the votes cast at a meeting of shareholders, present in person or represented by proxy.

Qualifications of Directors

There is no provision in the Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 12.3 of the Articles provides that a director shall not be required have any share qualification (to hold a share in the capital of the Company) but any person not being a member of the Company who becomes a director shall be deemed to have agreed to be bound by the provisions of the Articles to the extent as if he were a member of the Company.

Section 114 of the Company Act provides that no person is qualified to act as a director if that person is:

(a)  under the age of 18 years;

(b) found to be incapable of managing the person's own affairs by reason of mental infirmity;

(c)  a corporation;

(d)  an undischarged bankrupt;

(e) unless the court orders otherwise, convicted of an offence in connection with the promotion, formation or management of a corporation, or involving fraud, unless 5 years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed, or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed by this paragraph ceases on a pardon being granted under the Criminal Records Act (Canada); or

(f) in the case of a reporting company, a person whose registration in any capacity has been cancelled under

     (i)   the Securities Act by either the British Columbia
Securities Commission or the executive director, or

     (ii) the Mortgage Brokers Act by either the Commercial Appeals Commission or the registrar, unless the commission, the executive director or the registrar, whichever is applicable, otherwise orders, or unless 5 years have elapsed since the cancellation of the registration.

Pursuant to Section 114(3) of the Company Act, every  person who acts as a director of a company and who is not qualified to  act as a director of the company because of section  114
(1) commits an offence.

Section 108 of the Company Act provides that every company must have at least one director, and a reporting company must have at least three directors. Section 109(1) states that the majority of the directors of every company must be persons ordinarily resident in Canada, while section 109(2) specifies that one director of every company must be ordinarily resident in British Columbia.

Section 13.1 of the Articles provides for the removal of a Director, which states that the directorship of a Director shall be immediately terminated:

1. if he is found to be incapable of managing the person's own affairs by reason of mental infirmity;

2.   if he becomes bankrupt;

3.   if   by  notice  in  writing  to  the  Company  at  its
     registered office he resigns;

4.   if he is removed pursuant to Article 14.2;

5. if he is convicted within or without the Province of an offence;

     1. in connection with the promotion, formation or management of a corporation; or

     2.   involving fraud;

     unless 5 years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed, or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed by this paragraph ceases on a pardon being granted under the Criminal Records Act (Canada); or

6.   if   the  Company  is  a  reporting  company,  if   his
     registration in any capacity under the Securities Act or the Mortgage Brokers Act or the Commodity Brokers Act
     is cancelled,   unless  the  Securities  Commission,
     the Superintendent of Brokers or the Registrar of Companies, whichever is applicable, otherwise orders, or unless five years have elapsed since the cancellation of the registration; or

7. if he ceases to be qualified to act as a Director pursuant to the Company Act.

8. if he is convicted after the date of his election or appointment as a director of any criminal or quasi-criminal offence other than an offence described in subparagraph (e) and the Directors determine that it is in the best interests of the Company that his directorship be terminated.

Section 14.2 of the Articles provides that the Company may, by special resolution remove any Director, and by ordinary resolution, appoint another person in his stead. Any director so appointed shall hold office only until the conclusion of the next annual general meeting of the Company, but shall be eligible for re-election at such meeting.

Rights, Preference and Restrictions

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

To change the rights of holders of stock, where such rights are attached to an issued class or series of shares, section 226 of the Company Act requires the consent by a separate resolution of the holders of the class or series of shares, as the case may be, requiring a majority of 75% of the votes cast.

Annual General Meetings and Extraordinary General Meetings

The Company Act provides that the Company must hold an annual general meeting at least once in every calendar year and not more than 13 months after the date that the last annual general meeting was held. If the Company fails to hold an annual general meeting, the Supreme Court of British Columbia may, on the application of a shareholder of the
Company, call or direct an annual general meeting. The Company must give to its members entitled to receive notice of a general meeting not less than 21 days' notice of any general meeting of the Company, but those members may waive or reduce the period of notice for a particular meeting by unanimous consent in writing. The Company Act requires the directors of a reporting company to provide with notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with and conduct of the general meeting. Prior to each annual general meeting of its members the directors of the Company must place comparative financial statements, made up to a date not more than 6 months before the annual general meeting, the report of the auditor, and the report of the directors to the members.

The directors of the Company may, whenever they see fit, convene an extraordinary general meeting. One or more shareholders of the Company may also requisition an extraordinary general meeting so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition an extraordinary general meeting. After receiving such requisition, the Company's directors must immediately give notice of the extraordinary general meeting which must be held within four months after the date of delivery of the requisition to the Company.

Limitations on Ownership of Securities

There  are  no  limitations on the right to own  securities,
imposed   by  foreign  law  or  by  the  charter  or   other
constituent document of the Company.

Change in Control of Company

No provision of the Company's Articles, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold

There  are  no  bylaw  provisions  governing  the  ownership
threshold   above  which  shareholder  ownership   must   be
disclosed.

Changes to Capital

There are no conditions imposed by the Company's memorandum and articles governing changes in the capital where such conditions are more stringent than is required by the law of British Columbia.

Material Contracts

The following material contracts have been entered into by the Company within the past two years, copies of which may be inspected between the hours of 10:00 am and 5:00 p.m. at the head office of the Company located at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8.

1. Recorded Certificate of Purchase dated April 13, 2001 executed by the Weston County Sheriff confirming the sale of Asdar Group's 25% interest in the LAK Ranch Project to Derek Resources Corporation by way of a mortgage foreclosure. See "Item 4 - Information on the Company, The LAK Ranch Project, Wyoming, USA".

2. Letter agreement dated April 30, 2001 between the Company and First Echelon Ventures Inc. pursuant to which the Company sold its rights and interests in the Morton Project to First Echelon for the sum of US $100,000. See "Item 4 - Information on the Company, General Development of the Business of the Registrant".

3. Lease Purchase Agreement dated May 17, 2001 between the Company and Equiva Trading Corporation pursuant to which Equiva purchased crude oil produced from the LAK Ranch Project. See "Item 4 - Information on the Company, The LAK Ranch Project, Wyoming, USA".

4. Finder's Fee Agreement dated May 30, 2001 between the Company and Tecucomp Geological Inc. pursuant to which Tecucomp was engaged by the Company to assist in finding a joint venture partner or financier for the development of the LAK Ranch Project.

5.   Letter  agreement  dated  June  21,  2001  between  the
     Company   and  Bateman  Project  Holdings  Limited   of
     Johannesburg, South Africa pursuant to which Bateman agreed to defer US $471,183 of debt payable by the Company until May 31, 2002. See "Item 4 - Information on the Company, The LAK Ranch Project, Wyoming, USA" and "See Item 8 - Financial Information, Significant Changes".

6. Assignment of a Federal Lease dated July 6, 2001, as amended July 10, 2001, from Edel P. Smith and Accidental Oil Company pursuant to which the Company acquired an additional 80 acres in the LAK Ranch Project. See "Item 4 - Information on the Company, The LAK Ranch Project, Wyoming, USA".

7. Loan agreement dated May 3, 2001 between the Company and Westerton Management Corp. for US $56,500. See
     "Item 4 -  Information  on the Company, The LAK Ranch
     Project, Wyoming, USA".

8. Loan agreement dated May 9, 2001 between the Company and Marble Hall Investments Ltd. for US $75,000. See
     "Item 4  - Information on the Company, The LAK Ranch
     Project, Wyoming, USA".

9. Loan agreement dated May 9, 2001 between the Company and Wet Coast Management Corp. for US $75,000. See
     "Item 4 -  Information  on the Company, The LAK Ranch
     Project, Wyoming, USA".

10. Loan agreement dated June 6, 2001 between the Company and Sparten Establishment for US $100,000. See "Item 4
     - Information on the Company, The LAK Ranch Project,
     Wyoming, USA".

11.  Loan agreement dated June 27, 2001 in the amount of  US
     $100,000 between the Company and Cristina Casati. See
     "Item 4  - Information on the Company, The LAK Ranch
     Project, Wyoming, USA".

12.  Loan agreement dated June 28, 2001 in the amount of  US
     $50,000 between the Company and Savannah Consulting Ltd.
     See "Item 4 - Information on the Company, The LAK Ranch
     Project, Wyoming, USA".

13.  Loan agreement dated June 28, 2001 in the amount of  US
     $50,000 between the Company and John F.P. Lush.  See
     "Item 4 -  Information  on the Company, The LAK Ranch
     Project, Wyoming, USA".

14.  Loan  agreement  dated  October 30,  2001  between  the
     Company and Western Industrial, Inc. for US $89,838.35.
     See "Item 4 - Information on the Company, The LAK Ranch
     Project, Wyoming, USA".

15.  Settlement agreement dated November 21, 2001 with Asdar
     Group whereby Asdar released the lis pendens filed against the property and relinquished any claim to any right or interest in the LAK Ranch Project. See
     "Litigation with Asdar Group" on page 29.

16. Assignment Agreement dated August 9, 2002 between the Company and Equiva Trading Company with respect the assignment of the May 17, 2001 agreement (to purchase crude oil produced from the LAK Ranch Project) to Shell Trading (US) Company.

17.  Leasing  proposal  dated August 19,  2002,  as  amended
     September 3, 2002, between the Company and Oxford
     Properties Group with respect to the head office space.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of Common Shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Taxation" on page 55.

Except as provided in the Investment Canada Act (the "Act"), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

The   following  describes  those  provisions  of  the   Act
pertinent to an investment in the Company by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels of the business activity of which is related to Canada's cultural heritage or national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the Act:

1.   an investment to establish a new Canadian business; and

2. an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1. direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization
     ("WTO") member country investor (the United States being a member of the WTO);

2. direct acquisitions of control of Canadian businesses with assets of $172,000,000 or more by a WTO investor;

3. indirect acquisitions of control of Canadian businesses with assets of $5 million or more is such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4. indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% or the total value of the assets of the entities, the control of which being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5. an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale for books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

An acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

The Regulations under the Act specifies the remedies, offences and punishment applicable. Section 39 states that "When the Minister believes that a non-Canadian, contrary to this act (a) has failed to give notice; or (b) has implemented an investment which is prohibited", then the Minister may send a demand requiring the default to be remedied and if this demand is not complied with, the Minister may apply for a Court Order require divestiture or other remedies, as the circumstances require. Civil penalties apply for non-compliance with any provision, and criminal penalties may also apply.

Taxation

Canadian Federal Income Tax Consequences

The following is a discussion of the material Canadian federal income tax consequences applicable to a holder of Common Shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his Common Shares in connection with carrying on a business in Canada (a "non-resident holder"). Accordingly, shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.

Dividends

Dividends paid on the Common Shares to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer's capital gain or capital loss from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded
by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. Three-quarters of a capital gain (the "taxable capital gain") is included in income, and three-quarters of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. The Company is a public corporation for purposes of the ITA and a Common Share will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Common Shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the
Common Shares, subject to the relieving provisions of the Treaty described below. The Common Shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain "rollover" transactions. This would include transactions under Sections 85 and 87 of the ITA which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of Common Shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

1. the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources. It is a question of fact as to whether the value of the Company's common shares results principally from real property in Canada. Although a tax opinion on this matter has not been obtained, given the nature of the Company's business and its stage of development, we have concluded that the value of our shares would likely fall into this category;

2. the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time; or

3. the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Notwithstanding the potential exemption from Canadian tax provided under the Treaty, where a non-resident of Canada disposes of Common Share that are taxable Canadian property, the non-resident is required to file a Canadian income tax return in respect of such dispositions.

United States Federal Income Tax Consequences

The following is a discussion of all material United States Federal income tax consequences, under current law, that may be applicable to a U.S. Holder (as defined below) of Common Shares of the Registrant. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Shareholders and prospective investors should consult their own tax
advisors   for   advice  regarding  their   individual   tax
consequences.

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner; and (2) is notified by the IRS that it has failed to report payments of interest or dividends properly; or (3)
fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of Common Shares of the Registrant who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and
(ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Registrant

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Registrant are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares of the Registrant will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S.
Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Registrant equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the Common Shares of the Registrant. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Registrant were to become a controlled foreign corporation. For the effect on the Registrant of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Registrant:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Registrant would be required to include in income for such year their allocable portion of the Registrant's passive income which would have been treated as a dividend had that passive income actually been distributed. To the best knowledge of the Registrant, it is not and has never been a Foreign Personal Holding Company.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Registrant to be treated as ordinary income rather than capital gains. To the best knowledge of the Registrant, it is not and has never been a Foreign Investment Company.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder. The directors of the Registrant believe that the Company has and does qualify as a Passive Foreign Investment Company for U.S. shareholders.

Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant's qualifies as a PFIC on his pro-rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Registrant taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must also elect to recognize as an "excess distribution" (i) under the rules of
Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Registrant is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Registrant no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain "excess distributions", as specially defined, by the Registrant.

A Non-electing U.S. Holder would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Registrant will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-
Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Registrant is a PFIC and the U.S. Holder
holds   shares   of   the  Registrant)   (a   "Non-Pedigreed
Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special adverse rules will apply with respect to the Common Shares while the Registrant is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Registrant. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market  Election for PFIC Stock Under  the  Taxpayer
Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Registrant, the Registrant would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Registrant and the Registrant's earnings invested in "U.S. property" (as defined by the Code). In addition, under
Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Registrant by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because the Registrant may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC
Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain
10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if the Registrant were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Registrant as if those shares had been sold. Dividends and Paying Agents

Not applicable.
Statement by Experts

Not applicable.
Documents on Display

The material contracts listed herein may be inspected between the hours of 10:00 a.m. and 5:00 p.m. at the head office of the Company located at Suite 1550, 355 Burrard
Street, Vancouver, British Columbia.
Subsidiary Information

The Company has a wholly owned subsidiary, Derek Resources (U.S.A.) Inc. incorporated by the Company under the laws of the State of Delaware on August 18, 1981 under the name Cove Energy Inc. On December 18, 2000, Cove Energy Inc. changed its name to Derek Resources (U.S.A.) Inc. The registered and records offices of Derek USA are located at No. 100 West Tenth Street, Wilmington, Delaware. The principal business address of Derek USA is Suite 1550 - 355 Burrard Street, Vancouver, British Columbia. The authorized capital of Derek USA consists of 2,000 common shares without par value of which one common share issued and outstanding is registered in the name of the Company.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
MARKET RISK

Not applicable.


ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY
SECURITIES

Not applicable.

                                 PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.


ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

Not applicable.

                                PART III

ITEM 15 - CONTROLS AND PROCEDURES

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board. The next annual general meeting of the shareholders of the Company has been set for November 28, 2002.

The Company's Board of Directors has one committee, the Audit Committee. The members of the Audit Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committee.

The Audit Committee, comprised of Barry C.J. Ehrl, Ed Byrd and Frank R. Hallam has the responsibility of reviewing with the Company's Auditor all financial statements to be submitted to an annual general meeting of the shareholders of the Company, prior to their consideration by the Board of Directors. Due to the small size of the Company's Board of Directors, the present audit committee has only one outside, non-executive member, Ed Byrd. The Company expects to expand the Company's Board and establish a majority of outside members on the Audit Committee during 2003.

On November 1, 2002, management concluded its evaluation of the effectiveness of our disclosure controls and procedures. As of that date, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company maintains effective disclosure controls and procedures relating to transactions, assets, liabilities, accounting and other records and public reporting and disclosure that ensure information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Specifically, the disclosure controls and procedures assure that information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of management's evaluation.


ITEM 16 - RESERVED

                           PART IV

ITEM 17 - FINANCIAL STATEMENTS

See the Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual
Report.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 11 to the accompanying Consolidated Financial Statements of the Company.


ITEM 18 - FINANCIAL STATEMENTS

Not applicable.


ITEM 19 - EXHIBITS

1.   Financial Statements

1. The audited consolidated financial statements which include the consolidated balance sheets as at April 30, 2002 and 2001 and statements of operations, cash flows, shareholders' equity and development expenditures for each of the years in the three years ended April 30, 2002 together with the notes thereto.

Derek Resources Corporation
(an exploration stage company)

Consolidated Financial Statements
April 30, 2002, 2001 and 2000
(expressed in Canadian dollars)
To the Shareholders of
Derek Resources Corporation

We have audited the consolidated balance sheets of Derek Resources Corporation (an exploration stage company) as at April 30, 2002 and 2001 and the consolidated statements of loss, shareholders' equity and cash flows for the years ended April 30, 2002, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2002 and 2001 and the results of its operations and its cash flows and the changes in its shareholders' equity for the years ended April 30, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, after giving effect to the changes in accounting policy described in note 2 to the financial statements, on a consistent basis.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, Canada

July 24, 2002
(except note 1, which is as at August 27, 2002 and note 4, which is at August 21, 2002)


Comments by the Auditors for U.S. Readers on Canada-U.S.
Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated July 24, 2002 except note 1, which is as at August 27, 2002, and note 4, which is at August 21, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, Canada


                                                              2002                      2001
                                                                $                         $
                                                        ----------                ----------
Assets

Current assets
Cash and short-term deposits                                14,804                    19,857
Accounts receivable and prepaid expenses                     3,942                   147,538
                                                        ----------                ----------
                                                            18,746                   167,395

Oil and natural gas properties (note 3)                 13,910,104                12,249,321

Performance bonds (note 3)                                  71,195                    67,973

Other assets                                                12,215                    18,342
                                                        ----------                ----------
                                                        14,012,260                12,503,031
                                                        ----------                ----------
Liabilities

Current liabilities
Accounts payable and accrued liabilities                 1,441,551                 2,583,427
Current portion of notes payable (note 4)                1,066,180                        -
                                                        ----------                ----------
                                                         2,507,731                 2,583,427

Notes payable (note 4)                                     506,000                        -
                                                        ----------                ----------
                                                         3,013,731                 2,583,427
                                                        ----------                ----------
Shareholders' Equity

Capital stock (note 5)                                  22,464,255                20,357,250

Equity component of notes payable (note 4)                 132,000                        -

Common shares allotted - not issued (note 3)                    -                     97,500

Deficit                                                (11,597,726)              (10,535,146)
                                                        ----------                ----------
                                                        10,998,529                 9,919,604
                                                        ----------                ----------
                                                        14,012,260                12,503,031
                                                        ----------                ----------
Going concern and nature of operations (note 1)



                                                                                               Special                        Total
                                                               Common shares        Shares     warrants                      share-
                                                      Number          Amount    allotted -    and notes     Cumulative     holders'
                                                   of shares               $    not issued     payable       deficit         equity
                                                                                         $                $       $               $
                                                   ----------     ----------       --------     -------    ----------    ----------
Balance - April 30, 1999                            6,805,129     10,053,113             -       74,000    (9,033,073)    1,094,040

Conversion of special warrants to shares              297,500         74,000             -      (74,000)          -              -
Special warrants issued and converted to shares     2,364,000      1,198,000             -           -            -       1,198,000
Shares recorded as finder's fee                        74,250         37,125             -           -            -          37,125
Shares recorded as finder's fee                            -         (37,125)            -           -            -         (37,125)
Shares issued for cash:
Exercise of warrants                                  267,500        145,040             -           -            -         145,040
Exercise of options                                    30,000         14,900             -           -            -          14,900
Shares issued to acquire royalty interest             120,000         90,600             -           -            -          90,600
Shares allotted to acquire royalty interest                -              -         135,000          -            -         135,000
Loss for the year                                          -              -              -           -       (675,731)     (675,731)
                                                   ----------     ----------       --------     -------    ----------    ----------
Balance - April 30, 2000                            9,958,379     11,575,653        135,000          -     (9,708,804)    2,001,849

Special warrants issued and converted to shares         7,500          6,000             -           -            -           6,000
Shares recorded as finder's fee                       410,377        172,357             -           -            -         172,357
Shares recorded as finder's fee                            -        (172,357)            -           -            -        (172,357)
Shares issued for cash:
Exercise of warrants                                1,811,500        973,470             -           -            -         973,470
Exercise of options                                    72,000         35,380             -           -            -          35,380
Private placements - net of costs                  19,137,865      7,729,247             -           -            -       7,729,247
Shares issued to acquire royalty interest              50,000         37,500        (37,500)         -            -              -
Loss for the year                                          -              -              -           -       (826,342)     (826,342)
                                                   ----------     ----------       --------     -------    ----------    ----------
Balance - April 30, 2001                           31,447,621     20,357,250         97,500          -    (10,535,146)    9,919,604

Shares recorded as finder's fee                       183,050         56,665             -           -            -          56,665
Shares recorded as finder's fee                            -         (56,665)            -           -            -         (56,665)
Shares issued to repay notes payable (note 4)         731,300        219,390             -           -            -         219,390
Shares issued for cash:
Private placements - net of costs                   5,653,051      1,790,115             -           -            -       1,790,115
Shares issued to acquire royalty interest             130,000         97,500        (97,500)         -            -              -
Notes payable                                              -              -              -      132,000           -         132,000
Loss for the year                                          -              -              -           -     (1,062,580)   (1,062,580)
                                                   ----------     ----------       --------     -------    ----------    ----------
Balance - April 30, 2002                           38,145,022     22,464,255             -      132,000   (11,597,726)   10,998,529
                                                   ----------     ----------       --------     -------    ----------    ----------


                                                         2002           2001           2000
                                                           $              $              $

Revenues
Oil and gas sales - net of royalties                    1,024         10,221          4,546
Gain on sale of oil and gas leases                         -          11,729             -
Interest - net of bank charges                             -         109,485         15,278
                                                   ----------     ----------       --------
                                                        1,024        131,435         19,824
                                                   ----------     ----------       --------
Expenses
Accounting, legal and audit                           167,557         62,801         50,772
Interest expense                                      141,151             -              -
Consulting and management fees                        370,114        385,333        273,938
Office administration and other                       166,434        165,871        107,302
Shareholders' information and travel                  159,721        310,647        225,244
Stock exchange and filing fees                         15,740         11,493         14,520
Transfer fees                                           7,864          9,816          7,965
Foreign exchange loss                                  35,023         11,816         15,814
                                                   ----------     ----------       --------
                                                    1,063,604        957,777        695,555
                                                   ----------     ----------       --------
Loss for the year                                  (1,062,580)      (826,342)      (675,731)
                                                   ----------     ----------       --------
Basic and diluted loss per share                        (0.03)         (0.04)         (0.09)
                                                   ----------     ----------       --------
Weighted average number of shares outstanding      34,251,850     23,511,247       7,906,952
                                                   ----------     ----------       --------



                                                         2002           2001           2000
                                                           $              $              $
                                                   ----------     ----------       --------
Cash flows from operating activities
Loss for the year                                  (1,062,580)      (826,342)      (675,731)
Items not affecting cash
Gain on sale of oil and gas leases                         -         (11,729)             -
Amortization of other assets                            6,127          4,376              -
                                                   ----------     ----------       --------
                                                   (1,056,453)      (833,695)      (675,731)
Net change in non-cash working capital items
Accounts receivable and prepaid expenses              143,596        (81,487)       (60,142)
Accounts payable and accrued liabilities              302,826         45,873          4,120
                                                   ----------     ----------       --------
                                                     (610,031)      (869,309)      (731,753)
                                                   ----------     ----------       --------
Cash flows from investing activities
Expenditures on oil and natural gas properties     (1,660,783)   (10,719,698)      (198,622)
Accounts payable on oil and natural gas property   (1,444,702)     2,467,709             -
Proceeds from sale of oil and gas leases                   -          11,729             -
Performance bonds                                      (3,222)       (31,200)       (36,773)
Other assets                                               -         (14,617)        (8,101)
                                                   ----------     ----------       --------
                                                   (3,108,707)    (8,286,077)      (243,496)
                                                   ----------     ----------       --------
Cash flows from financing activities
Notes payable                                       1,923,570             -              -
Special warrants issued for cash                           -              -       1,198,000
Shares issued for cash                              1,790,115      8,738,097        159,940
                                                   ----------     ----------       --------
                                                    3,713,685      8,738,097      1,357,940
                                                   ----------     ----------       --------
(Decrease) increase in cash and                        (5,053)      (417,289)       382,691
short-term deposits

Cash and short-term deposits -                         19,857        437,146         54,455
Beginning of year
                                                   ----------     ----------       --------
Cash and short-term deposits -                         14,804         19,857        437,146
End of year

Cash and short-term deposits consist of
Cash                                                   14,804         19,857         62,146
Short-term deposits                                        -              -         375,000
                                                   ----------     ----------       --------
                                                       14,804         19,857        437,146
                                                   ----------     ----------       --------
Supplemental cash flow information (note 12)


1  Going concern and nature of operations

   Derek Resources Corporation is an exploration stage oil and gas company with working interests in oil wells in Canada and oil and gas properties in the United States.

   For the years ended April 30, 2002, 2001 and 2000, the company has incurred losses of $1,062,580, $826,342 and $675,731 respectively, and as at April 30, 2002, the company has insufficient working capital to meet its ongoing operating commitments. Revenue from its oil and gas properties is not sufficient to fully meet its cash requirements and the company is dependent on its shareholders and creditors to support it as a going concern. While the company has been successful in obtaining financing from shareholders and directors in the past, there is no assurance the company will continue to be successful in raising necessary financing. Accordingly, there is substantial doubt about the ability of the company to continue as a going concern.

   Management is actively pursuing additional sources of financing and is pursuing a partnership with an outside source to develop the LAK Ranch property. At the present time, the LAK Ranch oil production plant is idle until a partner or substantial financing can be found. Subsequent to year-end (note 4), the company exchanged common shares for a portion of the notes payable outstanding at April 30, 2002, and extended repayment terms on notes payable not exchanged. In addition, on August 27, 2002, the company completed a private placement of 3,917,500 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant exercisable at $0.15 for a period of two years.

   The continued operations of the company and the recoverability of the amounts shown for oil and natural gas properties are dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the property, the ability of the company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amounts shown as oil and natural gas properties represent net costs to date, less amounts depleted or written off, and do not necessarily represent present or future values.

   These consolidated financial statements have been prepared on a going concern basis and, accordingly, do not include any adjustments that might be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities other than in the normal course of business.


2  Significant accounting policies

   Generally accepted accounting principles

   These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, as they apply to these financial statements, differ in certain respects from those in the United States, as explained in note 11.

   Principles of consolidation

   These consolidated financial statements include the accounts of the company and its wholly owned U.S. subsidiary, Derek Resources (USA) Inc.

   Use of estimates

   The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could materially differ from those reported.

   Cash and short-term deposits

   Cash  and short-term deposits consist of cash on deposit with  banks
   and   highly  liquid  short-term  interest-bearing  securities  with maturities at purchase dates of three months or less.

   Oil and natural gas properties

   The company follows the full-cost method of accounting for oil and natural gas properties, whereby all costs relating to exploration and development of oil and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, engineering fees, related direct administrative expenses, and costs of drilling both productive and non-productive wells, including the cost of production equipment.

   Costs are allocated to a separate cost centre for each program in which the company has an interest and are depleted by cost centre using the unit-of-production method based upon estimated proven developed reserves. Cost centres whose carrying values exceed their estimated net recoverable amount are written down to that net realizable value in the period in which such determinations are made. For cost centres that do not yet have proven reserves, the amounts shown for oil and natural gas properties represent costs to date, net of any revenues, and the underlying value is entirely dependent on the existence and future economic recovery of reserves.

   Estimated future site restoration costs are provided on a unit-of-production basis. Actual costs are charged against the accumulated provision as incurred.

   Translation of foreign currencies

   The integrated foreign subsidiary is translated using the temporal method. Under this method of translation, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the exchange rate in effect at the date of the transaction. Revenues and expenses are translated at the average exchange rate for the period with the exception of depletion of oil and gas properties, which is translated at historical exchange rates. Exchange gains or losses are included in the determination of loss for the period, except for exchange gains or losses relating to non-current monetary assets or liabilities, which are deferred and amortized over the remaining life of the asset or liability.

   Stock options

   No expense is recognized when stock options are issued. Any consideration paid by option holders on exercise of stock options is credited to capital stock.

   Loss per share

   Effective April 30, 2001, the company changed the method of calculating loss per share in accordance with recommendations of the Canadian Institute of Chartered Accountants (CICA). Loss per share has been calculated using the weighted average number of common shares issued and outstanding during the period, excluding shares held in escrow but including shares issuable under special warrants. Outstanding stock options and warrants that could potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive. The loss per share in the prior year's financial statements as a result of adopting the new recommendations was as follows:

                                                                 2000
                                                                    $
                                                                 ----
      Basic and diluted loss per share (restated)                0.09
      Loss per share prior to change in accounting policy        0.08


   Income taxes

   Effective May 1, 2000, the company adopted the liability method of accounting for income taxes, on a retroactive basis, in accordance with the recommendations of the CICA. Under this method, future tax assets and liabilities are based upon differences between financial reporting and tax basis of assets and liabilities measured using substantially enacted tax rates. The company has adopted the new recommendations retroactively without restating prior years' financial statements. There was no effect on the company's financial position or results of operations as a result of adopting the new standard.

   Financial instruments

   Financial  instruments  are  classified  in  accordance   with   the
   substance of the contractual arrangement. The fair values of financial instruments are reported separately where fair value is determinable and where they are materially different from their carrying values.


3  Oil and natural gas properties



                                                   2002            2001
                                                     $               $
                                             ----------      ----------
United States - LAK Ranch oil project        13,910,104      12,249,320
Canada                                               -                1
                                             ----------      ----------
                                             13,910,104      12,249,321


   United States

   The company has working interests in certain wells located in Oklahoma and Kansas, U.S.A. These interests are carried at a nominal value.

   By way of an option agreement dated September 24, 1997, the company has a working interest in the unproven LAK Ranch (LAK) oil leasehold interest located near Newcastle, Wyoming, U.S.A. Under the terms of the option agreement, the company acquired a 75% interest in the LAK property and up to a 37.5% interest in two adjoining tracts of lands by making payments of US$600,000 and funding of US$3,500,000 in exploration expenditures by December 31, 2000. The agreement required that all property expenditures made in excess of US$3,500,000 were to be on a pro rata basis by the company and the optionor.

   On December 19, 2000, the company delivered formal notice to the optionor that the company had spent US$3,868,144 on the LAK project and had met the earn-in requirements of the option agreement and that the company had vested its 75% working interest in the LAK property.

   By January 30, 2001, the optionor had made no payment to the company with respect to its 25% share of ongoing exploration costs for the LAK property. The company delivered a formal notice of default to the optionor for its failure to pay amounts then due. On March 1, 2001, the company initiated formal foreclosure proceedings in Wyoming. The optionor contested the company's foreclosure proceedings to the Wyoming District Court. The court upheld the company's right to foreclose. On April 13, 2001, the company foreclosed on all of the optionor's rights and interests in the LAK property for a bid amount of US$852,571, representing the optionor's share of LAK property costs incurred to date, giving the company a 100% interest in the property.

   Subsequent to the foreclosure, the optionor filed a lawsuit against the company claiming that the company had not earned its interest in the LAK property. The company then filed a motion for partial summary judgement against the optionor and the court in Wyoming set a date to hear the motion on October 31, 2001.

   Prior to the court hearing, on October 18, 2001, the optionor agreed to a settlement. Under the terms of the settlement agreement, the optionor relinquished any claim to any right or interest in the LAK Ranch property. In return, it received a proportionate, reducible gross overriding royalty on the property of 0.7%. It was also granted certain participation rights in the event that the company should sell some or all of its rights and interests in the property. From any net sales proceeds, the optionor will receive a 7.5% interest in the first US$7.5 million of net proceeds and 1% of any proceeds thereafter, subject to certain adjustments.

   During the year ended April 30, 2000, the company acquired 4.43% of the pre-existing 18.82% overriding royalty interest in the LAK property as follows:

   * 1.05% purchased in return for 200,000 common shares of the company, of which 20,000 have been issued during the year ended April 30, 2000, and another 50,000 during the year ended April 30, 2001, with the balance being issued during the year ended April 30, 2002;

   * 3.38% purchased in return for US$50,000 and 100,000 common shares of the company.

   On June 30, 2000, as part of a private placement, the company granted an additional 1% field royalty on the LAK property. The main productive portion of the LAK property is now subject to a 16.09% overriding royalty. The adjoining property is subject to a 9.23% overriding royalty.

   During the year ended April 30, 2002, as part of certain financings (note 4), the company granted additional royalties of US$0.136 per barrel of oil produced on the LAK property.

   The company has posted performance bonds of US$45,000 in relation to the LAK property.

   During the year ended April 30, 2002, the company capitalized $72,000 (2001 - $72,000) in general and administrative costs in the LAK property.


4  Notes payable


                                                     2002       2001
                                                   ---------    -----
                               Debt     Equity       Total      Total
                                  $          $           $          $
                           ---------    -------    ---------    -----
Notes payable              1,453,080    132,000    1,585,080        -
Accrued interest             119,100         -      119,100         -

                           1,572,180    132,000    1,704,180        -
                           ---------    -------    ---------    -----

                                2002       2001
                                  $          $
                           ---------    -------
Interest expense on
notes payable                138,000          -



   The fair value of the notes payable is estimated to equal the total carrying value of the debt and equity components amounting to $1,585,080.

   Repayment of principal and interest on two of the notes payable, in the amount of $506,000, are due subsequent to April 30, 2003 and, accordingly, have been classified as non-current.

   Certain of the notes payable, with options to convert principal and interest to common shares of the company, have been split between debt and equity. The equity component has been calculated using an option pricing model, based on the price of the company's common shares on the date the notes were issued, the option price, the price volatility of the company's shares and a risk free discount rate based on Government of Canada Treasury Bill rates.

   Details of the notes payable issued during the year ended April 30, 2002 are as follows:

   In May 2001, the company issued promissory notes, with no fixed repayment terms, in the principal amount of US$206,500, bearing interest at an effective rate of 10.5% per annum. In addition to the interest payable on the notes, the lenders received a gross overriding royalty on the LAK Ranch property of US$0.05 per barrel of oil produced. During the year ended April 30, 2002, the company repaid promissory notes and accrued interest of US$138,000 by issuing common shares, and US$78,600 in cash.

   On June 6, 2001, the company issued a promissory note in the principal amount of US$100,000, bearing interest at an effective rate of 10% per annum. All principal and any outstanding interest were due and payable on June 6, 2002. In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US$0.01 per barrel of oil produced. On August 21, 2002, the lender agreed to settle US$50,000 from the principal amount in exchange for common shares of the company at a price of $0.10 per share and to exchange the remaining principal amount of US$50,000 by way of a new promissory note bearing interest at an effective rate of 10% per annum, repayable on September 30, 2003.

   On June 15, 2001, the company issued a promissory note in the principal amount of US$471,183 in settlement of accounts payable. Interest on the note was calculated at a rate of 10% per annum. All principal and interest were due and payable on May 31, 2002. In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US$0.0471 per barrel of oil produced. The lender also received a right to convert some or all of the principal and interest outstanding into shares of the company at an exercise price of $0.75 per share at any time during the life of the note. The company was not able to repay the principal and interest on May 31, 2002. On August 21, 2002, the lender agreed to settle one-half of the total debt outstanding in exchange for common shares of the company at a price of $0.10 per share. The lender also agreed that the remaining amount payable by the company would be secured by way of a new note issued by the company bearing interest at 10% per annum and maturing on September 30, 2003. The lender will have the right, after August 21, 2003, to convert any unpaid principal and interest into common shares of the company at an exercise price of $0.10 per share, subject to regulatory approval.

   On June 27, 2001, the company issued a promissory note for a principal amount of US$100,000, bearing interest at a rate of 10.0% per annum. All interest and principal are due and payable by the company on May 31, 2003. In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US$0.01 per barrel of oil produced. The lender also received a right to convert some or all of the principal and interest outstanding into shares of the company at a price of $0.75 per share at any time during the life of the note. On August 21, 2002, the company settled the accrued interest on this note in the amount of US$12,114 in exchange for common shares of the company at a price of $0.10 per share.

   On June, 28, 2001, the company issued promissory notes for a total principal amount of US$100,000, bearing interest at a rate of 10.0% per annum. All interest and principal were due and payable by the company on May 31, 2002. In addition to the interest payable on the note, the lenders received a gross overriding royalty on the LAK Ranch property of US$0.01 per barrel of oil produced. The lenders also received a right to convert some or all of the principal and interest outstanding into shares of the company at a price of $0.75 per share at any time during the life of their notes. The company did not repay the principal and interest on May 31, 2002. On August 21, 2002, the company settled the principal and interest outstanding on these notes in the amount of US$112,082 in exchange for common shares of the company at a price of $0.10 per share.

   On August 31, 2001, the company issued a promissory note in the principal amount of US$89,838 in settlement of accounts payable, bearing interest at a rate of 10.0% per annum. All interest and principal were due and payable by the company on August 31, 2002. In addition to the interest payable on the note, the lender received a gross overriding royalty on the LAK Ranch property of US$0.0089 per barrel of oil produced. The lender also received a right to convert some or all of the principal and interest outstanding into shares of the company at a price of $0.75 per share at any time during the life of the note. On August 21, 2002, the company settled the principal and interest outstanding on this note in the amount of US$99,806 in exchange for common shares of the company at a price of $0.10 per share.

   During the period from February 2002 to April 2002, the company borrowed US$150,000 in four separate tranches from a single lender, bearing interest at a rate of 15% per annum, payable on demand. On August 21, 2002, the lender agreed to settle all principal and interest outstanding in the amount of US$160,193 in exchange for common shares of the company at a price of $0.10 per share.


5  Capital stock

   Authorized
      100,000,000 common shares without par value

   Issued
      38,145,022 common shares

   On November 17, 1997, the company issued 375,000 escrow shares to a director at $0.01 per escrow share. These escrow shares are subject to the terms of release as required by the TSX Venture Exchange. During the year ended April 30, 2002, nil (2001 - 55,862; 2000 - nil; 1999 - 70,422) shares were released from escrow, leaving 248,716 shares remaining in escrow.


6  Warrants

   The company's special warrant units convert without additional consideration into one common share and one common share purchase warrant.

   Share purchase warrants activity for the years ended April 30, 2001 and 2002 was as follows:



                                                 Weighted
                                  Number of    average price
                                     shares          $


Outstanding - April 30, 2000       4,817,750        0.8
Granted                           20,253,239       0.53
Exercised                         (1,811,500)      0.54
Expired                             (850,000)      0.77

Outstanding - April 30, 2001      22,409,489       0.58
Granted                            6,567,401       0.42
Expired                           (2,203,250)         1

Outstanding - April 30, 2002      26,773,640        0.5

The share purchase warrants are exercisable into 26,773,640 shares of the company.

As at April 30, 2002, outstanding share purchase warrants were as follows:

                  Number of    Price per     Expiry date
                     shares        share
                                       $

                   9,787,478         0.53       30-Jun-02
                   1,185,428         0.53       11-Sep-02
                   7,708,000         0.53       18-Sep-02
                   1,525,333         0.53       29-Mar-03
                     291,000         0.75       20-Aug-03
                     535,000          0.4       14-Sep-03
                   1,589,484          0.4       19-Oct-03
                   4,151,917          0.4       21-Dec-03

                  26,773,640


7  Stock options

   Stock options are granted at the discretion of the board of directors, within regulatory requirements, to directors, officers, consultants and employees. Stock options are priced at the higher of the previous day's closing price and the 15-day average price prior to the granting of the option as quoted on the TSX Venture Exchange. Stock options vest immediately, once granted and approved, and cannot exceed 10% of issued and outstanding capital stock.

   Stock option activity for the years ended April 30, 2001 and 2002 was as follows:

                                       Weighted
                         Number of     average price
                            shares           $


Outstanding - April 3       810,000        0.48
Granted                   2,207,000        0.85
Exercised                   (72,000)       0.49
Cancelled                  (140,000)       0.59

Outstanding - April 3     2,805,000        0.79
Granted                   1,920,000        0.35
Cancelled                (2,157,000)       0.83

Outstanding - April 3     2,568,000         0.4

As at April 30, 2002, outstanding stock options were as follows:

        Number of shares   Price per     Expiry date
                               share
                                   $

              222,000            0.51        1-Dec-02
              100,000            0.68       27-Dec-03
              225,000            0.48        5-May-04
               51,000            0.75       15-Oct-04
               50,000             0.7       16-Dec-04
            1,920,000            0.35        4-Nov-05

            2,568,000


8  Related party transactions

   a) The company has a management contract that provides the president with a fee for services rendered of $10,000 per month plus out-of-pocket expenses. Charges under this agreement of $120,000 for the year ended April 30, 2002 (2001 - $120,910; 2000 - $85,619) have been included in consulting and management fee expenses.

   b) A director of the company provided professional services. For the year ended April 30, 2002, consulting and management fee expenses include $84,000 (2001 - $84,910; 2000 - $36,000) paid to the director and accounting expenses include $12,000 (2001 - $12,000; 2000 - $12,000) paid to this same director.

   c) During the year ended April 30, 2002, consulting fees of $96,981 (2001 - $139,875; 2000 - $18,375) were paid or payable to officers and a director, and included in consulting and management fee expenses.

d) At April 30, 2002, accounts payable included $115,457 payable to officers and directors for services provided under the foregoing arrangements and $14,742 to companies with common officers and directors for certain costs incurred on behalf of the company in the normal course of business.
   Other related party transactions are noted elsewhere in these consolidated financial statements.


9  Income taxes

   The company has Canadian net operating losses available for carry-forward of approximately $3,750,000 expiring over the next seven years. No future tax benefit has been recognized in these accounts related to these losses.


10 Segmented information

   The company currently operates in one reportable segment. Segmented information has been shown in note 3 for oil and natural gas properties. Substantially all the company's remaining assets and liabilities are in Canada. Revenues and expenses are sourced primarily in Canada.


11 Material differences between Canadian and United States generally accepted accounting principles (GAAP)

   The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major differences between Canadian and U.S. GAAP that would affect the measurement of the company's financial position, loss or cash flows are described below.

   Consolidated balance sheets and statements of loss and shareholders' equity

                                                   2002        2001        2000
                                                     $           $           $

Adjustments to earnings:
Loss for the year under Canadian GAAP         1,062,580     826,342     675,731
Consulting and management fees (a)                    -      33,517           -

Loss for the year under U.S. GAAP             1,062,580     859,859     675,731

Loss per share under U.S. GAAP                     0.03        0.04        0.09

Adjustments to shareholders' equity:
Total shareholders' equity under Canadian    10,998,529   9,919,604   2,001,849
Consulting and management fees (a)                    -     (33,517)          -
Escrow shares released (a)                            -      33,517           -

Total shareholders' equity under U.S. GAA    10,998,529   9,919,604   2,001,849

 ":" put in per J. Bunting Aug 17/01 rn


   a) On November 17, 1997, the company issued 375,000 performance escrow shares to a director at $0.01 per share. These shares are released from escrow subject to the terms of release as required by the regulators. Under U.S. GAAP (APB No. 25), these escrow shares result in compensation expense on the date of release from escrow measured as the excess of the fair value of the shares at that time over the price paid for the shares. During the year ended April 30, 2002, nil (2001 - 55,862; 2000 - nil) shares were released from escrow.

   Accounting for stock-based compensation

   For financial statement purposes, the company has elected to follow the Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock options. Under APB No. 25, as the exercise price of the company's stock options and warrants equals the market price of the underlying stock at the date of grant, no compensation expense is recognized.

   Recent accounting pronouncements

   In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that asset retirement obligations be recognized when they are incurred, and be capitalized as part of the asset's carrying value and displayed as liabilities. SFAS No. 143 also requires increased disclosure surrounding asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The company is analyzing the impact of SFAS No. 143 and will adopt the standard on May 1, 2003.

   In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be classified as assets either to be held and used, to be disposed of other than by sale, or to be disposed of by sale. It also prescribes various approaches to valuing these types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

   On May 7, 2002, the FASB issued SFAS No. 145, which rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS No. 64, "Extinguishment of Debt Made to Satisfying Sinking-Fund Requirements", and amended SFAS No. 13, "Accounting for Leases". The provisions are effective for fiscal years beginning after May 15, 2002. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

   On July 30, 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions are effective for exit or disposal activities that are initiated after December 31, 2002.

   In November 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments, and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The company is analyzing the impact of Section 3870 and will adopt the standard on May 1, 2002.


12 Supplemental cash flow information


                                                  2002      2001      2000
                                                    $         $         $
                                                -------    -----    -------
Interest paid                                    15,000        -          -

Non-cash investing and financing activities
Shares issued or allotted to a                        -        -    225,600
Shares issued to settle accoun                        -    6,000          -
Shares issued to settle notes                   219,390        -          -



EXHIBITS


2.1     Certificate of Incorporation, Name Changes and
        Articles/By-Laws of the Company.

        --  Incorporated by Reference to Form 20-F 2000
        Annual Report --

2.2 Instruments defining the rights of holders of equity or debt securities being registered.

        --  Incorporated by Reference to Form 20-F 2000
        Annual Report --

3.0     Voting Trust Agreements: Not Applicable

4.0     Material Contracts:

4.1 Option Agreement dated September 24, 1997, as amended April 21, 1998 and December 11, 1998, between Derek Resources Corporation and Rising
        Phoenix Development Group Ltd. pursuant to which
        Derek Resources Corporation acquired two options to purchase from Rising Phoenix Development Group Ltd.
        up to a 75% working interest in the Original LAK
        Property and up to a 37.5% interest in the Adjoining Property.

        --  Incorporated by Reference to Form 20-F 2000
        Annual Report --

4.2 Model Form of Operating Agreement dated April 21, 1998 between Derek Resources Corporation and Rising Phoenix Development Group Ltd. setting out the terms of the joint venture between the parties and appointing the Company as operator of the LAK Ranch Project.

        --  Incorporated by Reference to Form 20-F 2000
        Annual Report --

4.3 Finder's Fee Agreement dated September 24, 1997 between Derek Resources Corporation and Yorkton
        Securities Inc.

        --  Incorporated by Reference to Form 20-F 2000
        Annual Report --

4.4     Escrow  Agreement dated for reference November 7,
        1997 among Montreal Trust Company of Canada, Derek
        Resources Corporation and Barry C.J. Ehrl.

         --  Incorporated by Reference to Form 20-F 2000
        Annual Report --

4.5 Letter dated April 10, 1998 from Texaco Trading and Transportation Inc. to Petrospec Corporation.

         --  Incorporated by Reference to Form 20-F 2000
        Annual Report --

4.6 Agreement dated May 3, 1999 among Derek Resources Corporation, Petrospec, Paul Trost and Rising Phoenix, pursuant to which the Company has agreed to issue 100,000 Common Shares to each of Petrospec and Paul Trost in ten annual tranches of 10,000 Common Shares each to acquire varying portions of the overriding royalty interests held by Petrospec and Paul Trost pursuant to the terms of the Petrospec Agreement.

        --  Incorporated by Reference to Form 20-F 2000
        Annual Report --

4.7     Agreement  dated  September  30,  1999  between
        Derek Resources Corporation and MTARRI pursuant to which MTARRI was terminated as project manager of the LAK Ranch Project and the arrangement to pay MTARRI a percentage of all third party expenses incurred on the LAK Ranch project was terminated effective September 30, 1999. MTARRI will continue to be paid consulting fees based on the hourly and daily fees for Paul Trost's services.

        --  Incorporated by Reference to Form 20-F 2000
        Annual Report --

4.8 Agreement dated November 9, 1999 among Derek Resources Corporation, Sheri Tietjen and Donald B. Roberts, pursuant to which the Company has agreed to acquire (a) 1.6875% of the overriding royal interests from Sheri Tietjen by paying US $25,000 and issuing 50,000 Common Shares; and (b) 1.6875% of the overriding royalty interests from Donald B. Roberts by paying US $25,000 and issuing 50,000 Common Shares.

        --  Incorporated by Reference to Form 20-F 2000
        Annual Report --

4.9     Memorandum  of  Understanding  dated  March  20,
        2000 between   Derek  Resources  Corporation   and
        Bateman International BV of the Netherlands pursuant to which BIBV agreed to provide professional project management, engineering, design, procurement and construction management services to the Company for a fee of 5% of the total cost of the pilot plan at the LAK Ranch Project as it relates to the surface facility, subject to a minimum of US $150,000 and reimbursement of costs.

        --  Incorporated by Reference to Form 20-F 2000
        Annual Report --

4.10 Agency Agreement dated June 9, 2000 between Derek Resources Corporation and Yorkton Securities Inc. pursuant to which Yorkton was appointed to act as Agent for a best efforts brokered private placement of 7,050,000 units at a price of $0.42 per unit for gross proceeds of $2,961,000.

        --  Incorporated by Reference to Form 20-F 2000
        Annual Report --

4.11 Engineering, Procurement and Construction Management Agreement dated August 21, 2000 between the Company and Bateman Engineering Inc. of Denver, CO which formalized the Memorandum of Understanding dated March 20, 2000 between the Company and Bateman International BV.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.12 Letter of Intent dated September 18, 2000 between Derek Resources Corporation and MTARRI, Inc. to purchase a 51% working interest in the Morton Project located in Converse County, Wyoming. Dr. Paul Trost, Vice-President, Operations of Derek USA is also President of MTARRI.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.13 Management agreement dated September 30, 2000 between Derek Resources Corporation and Barry Ehrl,
        President, CEO and Director of the Company.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.14 Management agreement dated September 30, 2000 between Derek Resources Corporation and Frank
        Hallam, CFO  and Director of the Company.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.15    Gas  Sales  Agreement dated December 15,  2000
        between Derek Resources Corporation and Western Gas
        Resources, Inc. to  supply 100% of the first 1,500
        MMBtu per day of the Company's natural gas requirements at the LAK Ranch Project.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.16 Recorded Certificate of Purchase dated April 13, 2001 executed by the Weston County Sheriff confirming the sale of Asdar Group's 25% interest in the LAK Ranch Project to Derek Resources Corporation by way of a mortgage foreclosure.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.17    Letter  agreement  dated April 30, 2001  between
        Derek Resources  Corporation and First Echelon
        Ventures Inc. pursuant to which the Company sold its rights and interests in the Morton Project to First
        Echelon for the sum of US $100,000.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.18    Lease  Purchase  Agreement dated May 17,  2001
        between Derek Resources Corporation and Equiva
        Trading Corporation (the trading arm of Texaco), pursuant to which Equiva purchased crude oil produced from the LAK Ranch Project.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.19 Finder's Fee Agreement dated May 30, 2001 between Derek Resources Corporation and Tecucomp Geological Inc. pursuant to which Tecucomp was engaged by the Company to assist in finding a joint venture partner or financier for the development of the LAK Ranch Project.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.20 Letter agreement dated June 21, 2001 between Derek Resources Corporation and Bateman Project Holdings Limited of Johannesburg, South Africa pursuant to which Bateman agreed to defer US $471,183 of debt payable by the Company until May 31, 2002.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.21 Assignment of a Federal Lease dated July 6, 2001, as amended July 10, 2001, from Edel P. Smith and Accidental Oil Company pursuant to which the Company acquired an additional 80 acres in the LAK Ranch Project.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.22    Loan   agreement  dated  May  3,  2001  between
        Derek Resources Corporation and Westerton Management
        Corp. for US $56,500.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.23    Loan   agreement  dated  May  9,  2001  between
        Derek Resources Corporation and Marble Hall
        Investments Ltd. for US $75,000.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.24    Loan   agreement  dated  May  9,  2001  between
        Derek Resources Corporation and Wet Coast Management
        Corp. for US $75,000.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.25    Loan   agreement  dated  June  6,  2001  between
        Derek Resources Corporation and Sparten Establishment for US $100,000.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.26    Loan  agreement  dated  June  27,  2001  between
        Derek Resources Corporation and Cristina Casati for
        US $100,000.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.27    Loan  agreement  dated  June  28,  2001  between
        Derek Resources Corporation and Savannah Consulting
        Ltd. for US $50,000.

        --  Incorporated by Reference to Form 20-F 2001
        Annual Report --

4.28    Loan  agreement  dated  June  28,  2001  between
        Derek Resources Corporation and John F.P. Lush for US
        $50,000.

        -- Incorporated  by Reference to Form 20-F 2001
        Annual Report --

4.29    Loan  agreement  dated October 30, 2001  between
        Derek Resources Corporation and Western Industrial,
        Inc. for US $89,838.35.

4.30 Assignment Agreement dated August 9, 2002 between Derek Resources Corporation and Equiva Trading Company with respect the assignment of the May 17, 2001 agreement (to purchase crude oil produced from the LAK Ranch Project) to Shell Trading (US) Company.

4.31 Leasing proposal dated August 19, 2002, as amended September 3, 2002, between Derek Resources
        Corporation and Oxford Properties Group with respect to the head office space.

5.0     Foreign Patents: Not Applicable.

6.0     Statement Explaining Calculation of Earnings Per
        Share Information: Not Included

7.0 Statement Explaining Calculation of Ratio of Earning to Fixed Charges, Ratio of Combined Fixed Charges and
        Preferred Stock Dividends or any other Ratios:  Not
        Included

8.0     Diagram of Parent and Subsidiaries: Not Included.

9.0     Statement Regarding Financial Statements Filed in
        Registration Statements for Initial Public Offering of Securities: Not Applicable

10.3    Figure 1 - LAK Ranch Project

10.4    Figure 2 - SAGD Process


===============================================================

                       SIGNATURE PAGE


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual
Report on its behalf.


DEREK RESOURCES CORPORATION

(Registrant)



Date: November 1, 2002      /s/ Barry C.J. Ehrl
                                ----------------
                                Barry C.J. Ehrl
                                President, CEO and Director

===============================================================



                        CERTIFICATION


I, Barry C.J. Ehrl, certify that:

1. I have reviewed this annual report on Form 20-F of Derek Resources Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a)          designed such disclosure controls and
          procedures to   ensure  that  material  information
          relating  to   the registrant, including its
          consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c)           presented   in  this  annual  report   our
          conclusions   about  the  effectiveness   of   the
          disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most
          recent evaluation, to  the registrant's   auditors
          and   the   audit   committee   of registrant's
          board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's
          auditors   any  material  weaknesses  in  internal
          controls; and

     b)                  any fraud, whether or not material,
          that  involves  management or other employees  who
          have   a  significant  role  in  the  registrant's
          internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  November 1, 2002

DEREK RESOURCES CORPORATION

/s/ Barry C.J. Ehrl
    _______________________
    Barry C.J. Ehrl
    President, CEO and Director


===============================================================



                  CERTIFICATION PURSUANT TO
                   18 U.S.C. SECTION 1350,
                    AS ADOPTED PURSUANT TO
        SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of Derek Resources Corporation (the "Company") on Form 20-F for the fiscal year ended April 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Barry C.J. Ehrl, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.                    The  Report  fully  complies  with   the
     requirements of Section 15(d) of the Securities  Exchange
     Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Date:  November 1, 2002

DEREK RESOURCES CORPORATION


/s/ Barry C.J. Ehrl
    _______________________
    Barry C.J. Ehrl
    President, CEO and Director


===============================================================


                        CERTIFICATION


I, Frank R. Hallam, certify that:

1. I have reviewed this annual report on Form 20-F of Derek Resources Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)          evaluated  the effectiveness of the registrant's
disclosure  controls and procedures as of a date  within  90 days  prior  to the filing date of this annual  report  (the
"Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation
Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)                  any fraud, whether or not material, that
involves   management  or  other  employees   who   have   a
significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  November 1, 2002

DEREK RESOURCE CORPORATION


/s/ Frank R. Hallam
    _______________________
    Frank R. Hallam
    C.F.O. and Director

===============================================================


                  CERTIFICATION PURSUANT TO
                   18 U.S.C. SECTION 1350,
                    AS ADOPTED PURSUANT TO
        SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of Derek Resources Corporation (the "Company") on Form 20-F for the fiscal year ended April 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank R. Hallam, C.F.O. and Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.                    The  Report  fully  complies  with   the
     requirements of Section 15(d) of the Securities  Exchange
     Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Date:  November 1, 2002

DEREK RESOURCES CORPORATION


/s/ Frank R. Hallam
    _______________________
    Frank R. Hallam
    C.F.O. and Director

===============================================================