Form 20-F
DEREK OIL & GAS CORP
filed 2003-11-05
CIK 1087072

#

United States Securities and Exchange Commission Washington, DC 20549
Form 20-F 2003 Annual Report
(Mark One)
Registration Statement Pursuant to Section 12(b) Or (g) of the Securities Exchange Act of 1934
Or
X	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended	April 30, 2003
Or
For the Transition Period From	To
Commission File Number:	0-30072

Derek Oil and Gas Corporation (formerly Derek Resources Corporation)
(Exact Name of Registrant As Specified In Its Charter)
Not Applicable
(Translation of Registrant’s Name Into English)
British Columbia, Canada
(Jurisdiction of Incorporation or Organization)
Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8
(Address of Principal Executive Offices)

Securities Registered or to be Registered Pursuant to Section 12 (b) of the Act.
Title of Each Class	Name on Each Exchange On Which Registered
None	N/A

Securities Registered or to be Registered Pursuant to Section 12(g) of the Act.
Common Shares Without Par Value
(Title of Class)
Securities For Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the Number of Outstanding Shares of Each of the Issuer’s Classes of Capital or Common Stock as of the close of the Period Covered by the Annual Report.
19,036,019 Common Shares

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

	Yes	X	No
Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow.
	Item 17	X	Item 18
(Applicable Only to Issuers Involved in Bankruptcy Proceedings During the Past Five Years)

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.

Yes	No		Not Applicable	X

Securities and Exchange Commission

Form 20-F

Table of Contents

Part I

Item 1 – Identity of Directors, Senior Management and Advisers

Item 2 – Offer Statistics and Expected Timetable

Item 3 – Key Information

Selected Financial Data

Capitalization and Indebtedness

Reasons for the Offer and Use of Proceeds

Risk Factors

Item 4 – Information on the Company

Introduction

General Development of the Business of the Registrant

Business Overview

Organizational Structure

Property, Plants and Equipment

The LAK Ranch Project, Wyoming, USA

Location, Description and Acquisition

History of the LAK Ranch Project

Geology

The Steam Assisted Gravity Drainage Process

The Gas Assisted Gravity Drainage Process

Operating Agreement

Bateman Agreements

Development Program

Litigation with Asdar Group

Proposed Exploration Program

Item 5 – Operating and Financial Review and Prospects

Overview

Operating Results

Liquidity and Capital Resources

Research and Development, Patents and Licences, etc.

Trend Information

Item 6 – Directors, Senior Management and Employees

Directors and Senior Management

Compensation

Board Practices

Employees

Share Ownership

Item 7 – Major Shareholders and Related Party Transactions

Major Shareholders

Related Party Transactions

Interests of Experts and Counsel

Item 8 – Financial Information

Consolidated Financial Statements and Other Financial Information

Legal Proceedings

Dividend Policy

Significant Changes

Item 9 – The Offer and Listing

Offer and Listings Details

Plan of Distribution

Markets

Selling Shareholders

Dilution

Expenses of the Issue

Item 10 – Additional Information

Share Capital

Memorandum of Articles of Association

Material Contracts

Exchange Controls

Taxation

Canadian Federal Income Tax Consequences

Dividends

Capital Gains

United States Federal Income Tax Consequences

U.S. Holders

Distributions on Common Shares of the Registrant

Foreign Tax Credit

Disposition of Common Shares of the Registrant

Other Considerations for U.S. Holders

Foreign Personal Holding Company

Foreign Investment Company

Passive Foreign Investment Company

Controlled Foreign Corporation Status

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Dividends and Paying Agents

Statement by Experts

Documents on Display

Subsidiary Information

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

Item 12 – Description of Securities Other than Equity Securities

Part II

Item 13 – Defaults, Dividend Arrearages and Delinquencies

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Part III

Item 15 –Controls and Procedures

Item 16 – Reserved

Part IV

Item 17 – Financial Statements

Item 18 – Financial Statements

Item 19 – Exhibits

Signature Page

The information contained in this Annual Report is current at October 16, 2003 except where a different date is specified.

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company are set forth in Note 11 to the accompanying Consolidated Financial Statements of Derek Oil and Gas Corporation.

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

Forward-Looking Statements

Certain of the information contained in this Form 20-F Annual Report constitutes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included or incorporated by reference in this report, including, without limitation, statements regarding the company's future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "project," "estimate," "anticipate," "believe," or " continue" or the negative thereof or variations thereon or similar terminology.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the company's expectations ("Cautionary Statements") are disclosed under "Item 3 – Key Information, Risk Factors” and elsewhere in this Annual Report as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission, the Alberta Securities Commission and the United States Securities and Exchange Commission.  All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements. The Company assumes no duty to update or revise its forward-looking statements based on changes in internal estimates or expectations or otherwise.

Glossary of Terms

Except as otherwise identified, the following terms, when used herein, shall have the following meanings:

“API” refers to the American Petroleum Institute measure of the specific gravity of oil; the higher the number, the lighter the oil.

“bbls” refers to barrels of oil.

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

"Company" refers to Derek Oil and Gas Corporation.

“Derek USA” refers to the Company’s wholly owned subsidiary, Derek Resources (U.S.A.) Inc., a Delaware corporation.

"Exchange" refers to the TSX Venture Exchange.

"GAGD" refers to the Gas Assisted Gravity Drainage process of recovering oil.  The GAGD process uses a lower level horizontal production well and an upper level horizontal gas injection well and recovers oil by gravity drainage.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

"gravity" refers the specific weight of oil measured on a scale based on the weight of water.

"kPa" refers to kilopascal, a unit of measurement of pressure.

"McF" refers to thousand cubic feet.

"md" refers to millidarcy, which is a unit of measure of permeability.

“MMBTU” refers to million British Thermal Units.

“MMCF” refers to million cubic feet.

"permeability" is a measure of the ease with which a fluid such as water or oil moves through a rock when the pores are connected.

"porosity" is the percentage of the bulk volume of a rock or soil that is occupied by interstices, or pores, whether isolated or connected.

"psi" means pounds per square inch, which is a unit of measure of pressure.

“Registrant” refers to Derek Oil and Gas Corporation.

"SAGD" refers to the Steam Assisted Gravity Drainage approach to the thermal recovery of heavy oil.  The SAGD process uses a lower level horizontal production well and an upper level horizontal steam injection well and recovers oil by gravity drainage.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

"shale out" refers to the change in a porous sandstone or limestone when the clay content increases until porosity and permeability disappear and the rock grades into claystone or shale; also known as "pinch out".

"synclinal fold" is a fold of which the core contains the stratigraphically younger rocks; it is generally concave upward.

“WTI” refers to West Texas Intermediate, a reference point for U.S. oil pricing.

Part I

Item 1 – Identity of Directors, Senior Management and Advisers

See “Item 6 – Directors, Senior Management and Employees”.

Item 2 – Offer Statistics and Expected Timetable

Not applicable.

Item 3 – Key Information

Selected Financial Data

Selected financial data of the Company for the five fiscal years ending April 30, 2003 are derived from the financial statements of the Company of which the three years ending April 30, 2003 have been audited by PricewaterhouseCoopers LLP as indicated in their auditor's reports which are included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 1999 and 1998 are derived from the Company's audited financial statements, not included herein.

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

Summary of Financial Data

The following tables set forth selected financial data with respect to the Company on a consolidated basis for the periods indicated.  The information appearing below has been derived from and should be read in conjunction with the consolidated financial statements of the Company and notes thereto as well as the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

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

SELECTED FINANCIAL DATA

(CDN$ except Per Share Data)

	Years Ended April 30
	2003	2002	2001	2000	1999
Revenues	61,049	1,024	131,435	19,824	39,583
Net Loss	522,877	1,062,580	826,342	675,731	528,589
Loss Per Share	0.04	0.09	0.11	0.26	0.42
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Total Assets	14,324,348	14,012,260	12,503,031	2,071,694	1,159,765
Long Term Liabilities	0	506,000	0	0	0
Oil and Natural Gas Properties (included in Total Assets)	14,217,018	13,910,104	12,249,321	1,523,623	1,099,401
Deficit at End of Period	12,120,603	11,597,726	10,535,146	9,708,804	9,033,073

Share Capital
($)	24,360,559	22,464,255	20,357,250	11,575,653	10,053,113
Number of Securities (1)	19,036,019 (2)	38,145,022	31,447,621	9,958,379	6,805,129

US GAAP Shareholders’ Equity (3)	12,672,206	10,866,529	9,919,604	2,001,849	1,094,040
US GAAP Net Loss (Earnings) (2) (3)	310,627	1,062,580	859,859	675,731	560,279
US GAAP Loss (Earnings) Per Share (3)	0.02	0.09	0.11	0.26	0.44

Notes:

(1)

There are 24,136,007 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report.

(2)

During Fiscal 2003, the Company consolidated its share capital on a 3 for 1 basis.  Loss per share has been presented to give retroactive effect to the share capital consolidation.

(3)

Refer to discussion in “Item 5 - Operating and Financial Review and Prospects”.

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars on October 16, 2003 was $0.7598.

The following table sets out the average exchange rates for the five most recent financial years, calculated using the average of the exchange rates on the last day of each month in such periods:

	Years Ended April 30
	2003	2002	2001	2000	1999

Average for Period	0.6454	0.6379	0.6616	0.6804	0.6624

The following table sets out the high and low exchange rates for each month during the previous six months:

	Sep-03	Aug-03	Jul-03	Jun-03	May-03	Apr-03

High for Period	0.7424	0.7228	0.7480	0.7492	0.7437	0.6975
Low For Period	0.7207	0.7092	0.7085	0.7263	0.7032	0.6737

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.  Due to the nature of the Company’s business and the present stage of development on the LAK Ranch Project, the following risk factors apply:

We are an oil and gas exploration company without operating history.

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

The Company has never brought any property in which it had an interest into commercial production.  As such, the Company’s ability to meet production, timing and cost estimates for properties cannot be assured.  Technical considerations, delays in obtaining government approvals, the inability to obtain financing or other factors could cause delays in developing properties.  Such delays could materially adversely affect the financial performance of the Company.

Our potential profitability is subject in part to matters over which we have no control.

The Company's principal business risks arise from the nature of crude oil and natural gas markets, uncertain results of capital expenditure programs and volatility of interest and exchange rate.

Factors beyond the control of the Company may affect the marketability of any oil and gas discovered.  The prices of crude oil and natural gas have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved production methods.  The prices which will be available to the Company for sales of its production will be established by market forces which can be affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens.  The market for crude oil is influenced by global supply and demand considerations and by the supply management practices of the world's dominant producers concentrated in the Organization of Petroleum Exporting Countries (OPEC).  The natural gas market is primarily influenced by North American supply and demand profile and by competing fuels.  There can be no assurance that the price of oil or gas will be such that the Company’s leases can be produced at a profit.

Our properties are subject to title risks.

While the Company has diligently investigated title to all its property interests, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

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

We are a Passive Foreign Investment Company for United State Federal Income Tax Purposes which may have consequences for U.S. investors.

The Company believes that it is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources.  As a result, a United States holder of Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders’ Common Shares or upon receipt of “excess distributions,” unless such holder of common shares elect to be taxed currently on his or her pro rata portion of the Company’s income, whether or not the income was distributed in the form of dividends or otherwise.  The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.  Otherwise, the election may only partially apply.  Further, the elections will increase the administrative and regulatory burden on the Company.  See “Passive Foreign Investment Company” on page 62.

Our Common Shares may be subject to the U.S. "Penny Stock" rules.

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

We may not remain in business without obtaining additional financing.

The Company has limited financial resources, and there is no assurance that additional funding will be available to it for further development of its properties or to fulfill its obligations under any applicable agreements.  The Company has relied on external financing, including the issuance of equity securities, to fund its activities to date and will continue to require external financing for the foreseeable future.  The exploration and development of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means.

At April 30, 2003, the Company had a working capital deficit of $1,579,173 of which $609,660 was in the form of short-term notes payable.  Revenue from oil and gas sales from the LAK Ranch Project is not sufficient to fully meet its cash requirements and ongoing commitments and the Company is dependent on its shareholders and creditors to support it as a going concern.  While the Company has been successful in obtaining financing from shareholders and directors in the past, there is no assurance the Company will continue to be successful in raising necessary financing.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Management is actively pursuing additional sources of financing and is pursuing a partnership with an outside source to develop the LAK Ranch Project.  On April 15, 2003, the Company entered into a financing agreement with SEC Oil and Gas Partnership (“SEC”) whereby SEC will provide US $700,000 to fund operating and development expenditures on the existing well pair constructed on the LAK Ranch Project.  See “Proposed Exploration Program” on page 33.  The terms of the financing agreement required the Company to raise an additional US $300,000 by November 1, 2003, to provide total financing for the existing well pair of US $1,000,000.  Subsequent to April 30, 2003, the Company closed private placements for gross proceeds of $700,000 and announced a debt settlement for $148,732 and a private placement for $500,000 which have not closed.  See “Item 8 – Financial Information, Significant Changes”.

Our operations are subject to environmental and government regulation.

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

The Company and its consultants maintain a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other operating accidents or disruptions.  The Company also has operational and emergency response procedure and safety and environmental programs in place to reduce potential loss exposure.  To the best of the Company’s knowledge, the Company is currently operating in compliance with all applicable environmental regulations.

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

We have incurred net losses to date and may not operate profitably in the future.

The Company has experienced, on a consolidated basis, losses in all years of its operations.  There can be no assurance that the Company will operate profitably in the future, if at all.  At April 30, 2003, the Company's deficit was $12,729,206.

We depend on a key management employee.

The Company depends on a key employee:  Barry C.J. Ehrl, President and Chief Executive Officer of the Company.  The loss of the named employee could have an adverse effect on the Company.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions” for the details of Mr. Ehrl’s management contract.  The Company does not maintain key man insurance on its management.

Our directors may be associated with other reporting companies.

Certain of the Company's directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

We are subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to U.S. dollar.

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

Our share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many petroleum companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company’s Common Shares fluctuated from a high of $0.35 to a low of $0.11 within the twelve month period preceding the date of this Form 20-F Annual Report.  There can be no assurance that continual fluctuations in price will not occur.

We have outstanding options and warrants which, if exercised, could cause dilution to existing shareholders.

As at October 16, 2003, there were 2,375,000 stock options and 6,222,138 share purchase warrants outstanding pursuant to which Common Shares may be issued in the future, which will result in further dilution to the Company’s shareholders.

We do not expect to pay dividends.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for some time.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the Common Shares are entitled to an equal share of any dividends declared and paid.

Item 4 – Information on the Company

Introduction

The Company was incorporated under the Company Act (British Columbia) on April 6, 1981 under the name Cove Energy Corporation.  The Company changed its name to Cove Resources Corporation on May 13, 1988 and to Consolidated Cove Resources Corporation (“Consolidated Cove”) on August 11, 1992.  On May 5, 1995, the Company consolidated its issued and outstanding share capital on a 4.6 for 1 basis and changed its name from Consolidated Cove to Derek Resources Corporation.  On March 3, 2003, the Company further consolidated its issued and outstanding share capital on a 3 for 1 basis and changed its name to its current name, Derek Oil and Gas Corporation.

The Company is a reporting issuer in British Columbia and Alberta.  The Common Shares trade on the Exchange under the symbol “DRK” and on the NASD OTC Bulletin Board Service under the symbol “DRKOF”.

The address of the head office of the Company is Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.  The telephone number of the head office is (604) 331-1757 or toll free (888) 756-0066.  The address for service and the registered and records office of the Company is Tupper Jonsson & Yeadon, Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia, Canada.  The Company’s website is www.derekresources.com.

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

On May 11, 1995, the Company consolidated its issued and outstanding share capital on a 1 for 4.6 basis and changed its name from Consolidated Cove to Derek Resources Corporation.

In its fiscal year ended April 30, 1998, the Company began and continues to actively pursue a program of acquisition, exploration and development of oil and gas properties.

Pursuant to an option agreement dated September 24, 1997, as amended April 21, 1998 and December 11, 1998 (the "LAK Agreement") between the Company and Rising Phoenix Development Group Ltd. ("Rising Phoenix"), the Company was granted an option to purchase from Rising Phoenix up to a 75% working interest in two tracts of land (the “Original LAK Property”) and up to a 37.5% interest in two other tracts of land (the “Adjoining Property”) in Weston County, Wyoming.  See "Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

During the year ended April 30, 1998 ("Fiscal 1998"), the Company issued an aggregate of 1,290,000 special warrants at a price of $0.50 per special warrant for gross proceeds of $645,000.  The proceeds of the private placement were used for acquisition and exploration costs at the LAK Ranch Project and for general working capital.  During Fiscal 1999, all 1,290,000 special warrants were converted into 1,290,000 units, each unit comprising of one Common Share and one share purchase warrant.  During Fiscal 1998, the Company also issued 607,499 Common Shares on the exercise of 607,499 previously issued warrants resulting in net proceeds to the Company of $179,450.  During the same period, the issuance of 375,000 performance escrow shares at $0.01 per share to Barry Ehrl, President, C.E.O. and director of the Company resulted in gross proceeds to the Company of $3,750.  See "Item 7 – Major Shareholders and Related Party Transactions".

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

The Company entered into an agreement dated June 9, 2000 (the “Agency Agreement”) with Yorkton Securities Inc. (“Yorkton”) pursuant to which Yorkton was appointed to act as Agent for a best efforts brokered private placement of 7,050,000 units at a price of $0.42 per unit for gross proceeds of $2,961,000.  Each unit comprised of one Common Share and one share purchase warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of $0.53 per share for two years.  The Company agreed to pay the Agent a commission of 7.5% of the gross proceeds of the offering and to issue Agent’s warrants equal to 10% of the total offering exercisable for two years at $0.53 per share.  The proceeds from this private placement were used for working capital purposes and for the development of the LAK Ranch Project.

On June 14, 2000, Company officials appeared before the Wyoming Oil and Gas Commission and approval to commence drilling on the LAK Ranch Project was granted.  Effective June 13, 2000, the Company, through its U.S. subsidiary, Derek USA, entered into a drilling contract with CAZA Drilling Inc. of Denver, CO (“CAZA”) for the first injector/producer well pair on the LAK Ranch Project.  An escrowed deposit of US $315,000 was established by the Company on CAZA’s behalf.  A rig was mobilized on the LAK Ranch Project on June 19, 2000 and drilling of Well Derek #1 commenced.

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

By October 17, 2000 all major pieces of equipment for the surface facility were sourced, minor site preparation was underway and the route for the natural gas pipeline was being laid out.  By November 14, 2000, grading and survey work at the LAK Ranch Project site was nearly complete.  Construction and installation of concrete footings was being carried out.  Installation of a 4-inch natural gas pipeline, which will be about 30,000 feet in length had commenced.  This pipeline is capable of supplying up to 1.5 MMCF of natural gas to the project on a daily basis.  The Company estimated that this pipeline would provide sufficient fuel to operate steam generation equipment able to supply steam to approximately 4 to 6 well pairs.  By the end of November 2000, an oil treatment plant, or “heater-treater” and a 22 million BTU leased steam generator, complete with water treatment plant, pre-fabricated steel building and ancillary equipment, arrived at the LAK Ranch site.

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

During Fiscal 2001, the Company’s interest in the LAK Ranch Project was challenged by the optionor, Asdar Group.  Asdar Group filed a lawsuit against the Company claiming that the Company has not earned its interest in the LAK Ranch Project and must therefore relinquish its ownership to Asdar Group.  See “Litigation with Asdar Group” on page 32.

During Fiscal 2001, the Company issued 19,137,865 units at $0.42 per unit for gross proceeds of $8,037,903, which included the Yorkton brokered placement.  In connection thereof, an additional aggregate of 410,377 units, 705,000 share purchase warrants and $308,656 was paid by the Company as finder’s fees and other costs.  The proceeds of the private placements in Fiscal 2001 were used for the construction of the pilot plant facility at the LAK Ranch Project and for general working capital.  The Company also issued 1,811,500 Common Shares on the exercise of 1,811,500 previously issued share purchase warrants resulting in gross proceeds to the Company of $973,470.  Another 72,000 Common Shares were issued on the exercise of stock options for gross proceeds to the Company of $35,380.

On September 18, 2000, the Company entered into a Letter of Intent (“LOI”) with MTARRI, Inc. (“MTARRI”) to purchase a 51% working interest in the Morton Project.  The Morton Project is located approximately six miles south of Douglas, Wyoming, in Converse County and covers approximately 1,880 acres.  Dr. Paul Trost, then Vice-President, Operations of Derek USA, is also President of MTARRI.  Pursuant to the terms of the LOI, the Company agreed to make a cash payment of US $19,890 to MTARRI upon the execution of the LOI (paid) and assume 51% or US $306,000 of the estimated US $600,000 cost to construct a pilot project to be completed before April 2001.  Upon the successful completion of the pilot project, the Company would then have the option to vest its interest in the Morton Project by assuming 51% or US $198,900 of the total US $390,000 acquisition cost due to the underlying vendor over the next four years.  The Company would then be required to cover 51% of all project costs on an ongoing basis.  MTARRI would be the operator.

Due to the commencement of litigation against Asdar and ongoing costs at the LAK Ranch Project, management felt it was necessary to sell its interest in the Morton Project in order to focus its financial resources at LAK Ranch.  Pursuant to a letter agreement dated April 30, 2001 between the Company and First Echelon Ventures Inc. (“First Echelon”), the Company sold its rights and interests in the Morton Project to First Echelon for the sum of US $100,000.  This sum represents the Company’s project related costs plus a small profit of $11,729.  In addition, First Echelon agreed to assume all of the Company’s responsibilities set out in the LOI.

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

All of the oil produced on the LAK Ranch Project to date has been sold to one customer, Equiva Trading Company (“Equiva”) of Denver, CO pursuant to a Lease Purchase Agreement executed between the parties on May 17, 2001.  Effective September 1, 2002, Equiva assigned this agreement to Shell Trading (US) Company.

During Fiscal 2002, the Company issued 5,653,051 units at an average price of $0.316 per unit for net proceeds of $1,790,115.  In connection thereof, 183,050 units were issued as finder’s fees.  The proceeds of the private placements in Fiscal 2002 were used to settle short-terms notes and accounts payable and for general working capital.

Notes payable issued during Fiscal 2002 totalled US $1,217,521 (Cdn $1,923,570).  Proceeds from these issuances were used primarily to cover outstanding construction and operating expenses at the Company’s LAK Ranch Project.  See Note 4 to the financial statements.  During Fiscal 2002, the Company repaid some of the principal and accrued interest on these notes payable; US $138,000 in exchange for 731,300 common shares and US $78,600 for cash.  At April 30, 2002, the principal outstanding on notes payable totalled US $ 1,009,605 (Cdn  $1,585,080) and interest accrued on notes payable totalled US $75,860 (Cdn $119,100).

During Fiscal 2003, the Company issued 4,217,500 units at $0.10 per unit for net proceeds of $421,750 pursuant to two private placements.  Proceeds were used for general and administrative expenses and working capital related to the LAK Ranch Project.  An additional 10,375,200 Common Shares were issued at $0.10 per share for net proceeds of $1,037,520 for settlement of notes payable and 928,830 Common Shares were issued at $0.10 per share for net proceeds of $92,883 to settle interest on notes payable.  A further 3,441,506 Common Shares were issued at $0.10 per share for net proceeds of $344,151 pursuant to the settlement of debt.

On March 3, 2003, the Company consolidated its share capital on a 3 for 1 basis, resulting in a reduction of issued shares from 57,108,058 to 19,036,019.

Management is actively pursuing additional sources of financing and is pursuing a partnership with an outside source to develop the LAK Ranch Project.   On April 15, 2003, the Company entered into a financing agreement with SEC Oil and Gas Partnership (“SEC”) whereby SEC will provide US $700,000 to fund operating and development expenditures on the existing well pair constructed on the LAK Ranch Project.  See “Proposed Exploration Program” on page 33.  The terms of the financing agreement required the Company to raise an additional US $300,000 by November 1, 2003, to provide total financing for the existing well pair of US $1,000,000.  Subsequent to April 30, 2003, the Company closed private placements for gross proceeds of $700,000 and announced a debt settlement for $148,732 and a private placement for $500,000 which have not closed.  See “Item 8 – Financial Information, Significant Changes”.

At October 16, 2003, the outstanding warrants and options represented a total of 8,597,138 Common Shares issuable for a maximum of $3,694,106 if these warrants and options are ultimately exercised in full.  The exercise of these warrants and options is completely at the discretion of the respective holders and the Company has had no indication that any of these warrants or options may be exercised.

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

Exploration on the Company’s LAK Ranch Project is not affected by seasonal changes.  To conduct its exploration, the Company is dependent on sub-contractors for equipment and supplies.  These are generally available but vary in price and immediacy of availability subject to demand.

Revenue from the LAK Ranch Project is not sufficient to meet its cash requirements and the Company is dependent on external financing to support it as a going concern.  Its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  See “Item 3 - Key Information – Risk Factors”.

For the three years ended April 30, 2003, the Company’s revenues were as follows:

	Year Ended April 30, 2003	Year Ended April 30, 2002	Year Ended April 30, 2001
Oil and Gas Sales – Net of Royalties	$21,702	$1,024	$ 10,221
Gain on Sale of Oil and Gas Leases	-	-	11,729
Interest (net of bank charges)	1,597	-	109,485
Gain on note payable	37,750	-	-
Totals	$61,049	$1,024	$131,435

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

Property, Plants and Equipment

The Company's executive offices are located in rented premises of approximately 1,000 square feet at Suite 1550, 355 Burrard Street, Vancouver, British Columbia V6C 2G8, telephone (604) 331-1757.  The Company began occupying this facility in October 2002 on a two-year lease at an approximate cost of $31,000 per year.  It is considered adequate for current needs.  The Company shares this space with Sydney Resource Corporation, a company in which Barry C.J. Ehrl,, President, CEO and Director of the Company, is a director and officer.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

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

The LAK Ranch Project is located in the northeast corner of the Powder River Basin, Weston County, Wyoming in a relatively flat terrain at an elevation of 4,400 feet.  Geographically, the LAK Ranch Project is located four miles east of Newcastle, Wyoming adjacent to a paved road (Route 16).  See Figure 1 on the following page.  Supplies and oilfield services are readily available from Newcastle.

The LAK Ranch Project area is on a cattle ranch.  Terrain is flat and consists of grasses and shrubs.  Water can be easily accessed through either a purchase option or by the development of the existing groundwater sources (the Madison Formation).  The area is not within 50 miles of any national parks, wilderness areas or national monuments.

Figure 1 – LAK Ranch Project

DEREK RESOURCES CORPORATION
LAK RANCH PROPERTY
WESTON COUNTY, WYOMING

Range 61W
Range 60W
Township 45N
Township 44N
S
Sec. 1
Sec. 6
Sec. 12
Sec. 7
Sec. 10
Sec. 11
Sec. 15
Sec. 14
Sec. 11
Sec. 12
Sec. 14
Sec. 13
Sec. 12
Sec. 7
Sec. 13
Sec. 18
F
L
Sec. 15
Sec. 14
Sec. 22
Sec. 23
Sec. 14
Sec. 13
Sec. 23
Sec. 24
Sec. 13
Sec. 18
Sec. 24
Sec. 19
Sec. 22
Sec. 23
Sec. 27
Sec. 26
Sec. 23
Sec. 24
Sec. 26
Sec. 25
Sec. 24
Sec. 19
Sec. 25
Sec. 30
F
F
F
N
0.00 0.25 0.50 0.75 1.00
approximate scale in miles
LEGEND
L original & adjoining LAK Property
F Federal lease added to LAK Property
S Edel P. Smith lease added to LAK Property
Sec. 13 Sec. 18 Sec. 24 Sec. 19 Section Corner
LAK Property located in 6th Prime Meridian (6th P.M.)

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

Description of Property		Working Interest
Tract A
Township 44 North, Range 60 West, 6th P.M., Weston County, Wyoming		100%
Section 6:	SW¼, NE¼, E½NW¼, W½SE¼
Section 7:	W½, W½E½
Section 18:	S½SW¼, NW¼
Section 19:	W½W½, NE¼NW¼
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 1:	SE¼
Section 11:	SE¼, E½NE¼, S½SW¼
Section 12:	All
Section 13:	W½, S½SE¼
Section 14:	All
Section 22	NE¼
Section 23	N½, SE, E½SW¼
Section 24	N½, SE¼, E½SW¼
Section 25	NW¼NE¼, N½NW¼, SW¼NW¼, NW¼SW¼
Section 26	E½NE¼, NE¼SE¼
Section 30	W½NW¼
Tract B
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming		100%
Section 24:	SE¼SE¼
Section 24:	NE¼SE¼
Section 25:	S½SW¼, NE¼SW¼, NW¼SE¼, E½NE¼, SW¼NE¼, SE¼NW¼
Tract C
Township 44 North, Range 60 West, 6th P.M., Weston County, Wyoming		100%
Section 18:	N½SW¼
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 13:	NE¼, N½SE¼
Tract D
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming		100%
Section 22:	SE¼
Section 27:	W½E½

Pursuant to the terms of the LAK Agreement, the Company acquired its interest in the Original LAK Property and the Adjoining Property by making payments totaling US $500,000 by December 15, 1998 (US $150,000 to Rising Phoenix and US $350,000 to Petrospec), incurring expenditures of US $100,000 by December 15, 1997 and incurring not less than US $3.5 million (CDN $5.25 million) in expenditures by December 31, 2000 to install a pilot plant facility.  After such time, Rising Phoenix and the Company would share any additional expenditure in proportion to their ownership of the LAK Ranch Project.  If the Company failed to fulfill the terms of the LAK Agreement by December 31, 2000, it would lose any and all rights to the LAK Ranch Project.  By December 19, 2000, the Company had spent US $3,868,144 on the LAK Ranch Project to meet the earn-in requirements of the LAK Agreement.

Additional Property Leased from the Federal Government

In December 1999, the Company acquired federal oil leases totaling 1,028 acres adjacent to the Original LAK Property and the Adjoining Property.  The new ground, which increased the acreage at the LAK Ranch Project to 7,388 acres, is west and south of the existing property.  The new ground was acquired by application for an annual rental payment of US $1,543.50 and is subject to a Federal Overriding Royalty of 12.5%.  The following table sets forth details of the federal oil leases:

Description of Property		Working Interest
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 10:	SW¼NE¼
Section 10:	W½SE¼, SE¼SE¼, (Excluding 13.77 acres in railroad right-of-way WyW0119068)
Section 15:	W½E½, E½ W½, NW¼NW¼, SW¼SW¼	100%
Section 15:	E½E½ (Excluding 23.87 acres in railroad right-of-way WyW0119068)
Section 25	NE¼SE¼, S½S¼
Section 26:	NW¼NE¼, E½SW¼
Section 26:	E½NW¼, SE¼SE¼ (Excluding 14.23 acres in railroad right-of-way WyW0119068)

Additional Property Leased from Edel P. Smith and Accidental Oil Company

Through an Assignment of a Federal Lease dated July 6, 2001, as amended July 10, 2001, (the “Assignment”) from Edel P. Smith and Accidental Oil Company, the Company acquired an additional 80 acres for US $7,500 upon execution of the Assignment and an additional payment of US $7,875 on January 1, 2002.  This new ground is subject to a Federal Overriding Royalty of 12.5% and a 5% overriding royalty.  The following table sets forth the details of the additional lease:

Description of Property		Working Interest
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 1:	SW½SW¼	100%

Royalties and Lease Payments

Prior to entering into the LAK Agreement with the Company, Rising Phoenix had entered into an option agreement dated November 12, 1996 (the "Petrospec Agreement") with Petrospec to acquire a 100% interest in the Original LAK Property and the Adjoining Property in consideration for the payment of US $370,000, the payment of gross over-riding royalty interests of 1.625% to Paul B. Trost and 2% to Petrospec, respectively, as well as the completion of a pilot project estimated to cost US $80,000.  Rising Phoenix made payments totaling US $20,000 and the balance of the payments totaling US $350,000 were made by the Company to Petrospec pursuant to the terms of the LAK Agreement.

Pursuant to an agreement dated May 3, 1999 (the "First Royalties Agreement") among the Company, Petrospec, Paul Trost and Rising Phoenix, the Company has agreed to issue 100,000 Common Shares to each of Petrospec and Paul Trost in ten annual tranches of 10,000 Common Shares each to acquire varying portions of the overriding royalty interests held by Petrospec and Paul Trost totaling 1.05% pursuant to the terms of the Petrospec Agreement.  As at the date of this Form 20-F Annual Report, 200,000 Common Shares had been issued to each of Paul Trost and Petrospec pursuant to the First Royalties Agreement.

Pursuant to an agreement dated November 9, 1999 (the “Second Royalties Agreement”) among the Company, Sheri Tietjen and Donald B. Roberts, the Company has agreed to acquire (a) 1.6875% of the overriding royal interests from Sheri Tietjen by paying US $25,000 and issuing 50,000 Common Shares; and (b) 1.6875% of the overriding royalty interests from Donald B. Roberts by paying US $25,000 and issuing 50,000 Common Shares.  In order to vest its acquisitions pursuant to the Second Royalty Agreement, the Company will be required to produce a minimum of 600 barrels per day for at least six continuous months before the seventh anniversary of the closing of this purchase.  The Company has also agreed to return the 1.6875% royalty to Sheri Tietjen and the 1.6875% royalty Donald B. Roberts upon the earlier of completion of the LAK Ranch Project or the twentieth anniversary of the closing of the Second Royalties Agreement.

The Company's interests in the Original LAK Property and the Adjoining Property were recorded in the Weston County, Wyoming records on December 21, 1998.  Pursuant to the terms of the LAK Agreement, the Original LAK Property and the Adjoining Property is subject to gross overriding royalty interests as follows:

As to the Original LAK Property:		As to the Adjoining Property:
Name of Owner	Royalty Interest	Name of Owner	Royalty Interest

Lisa Stewart	6.2500%	Lisa Stewart	3.1250%
Sheri Tietjen	3.0000%	Sheri Tietjen	1.7500%
Donald B. Roberts	3.0000%	Donald B. Roberts	1.7500%
Paul B. Trost (1)	1.1538%	Paul B. Trost (1)	0.4073%
Petrospec	1.4200%	Petrospec	0.5012%
Rick Jeffs	1.0000%	Rick Jeffs	1.0000%
The Company	4.4262%	The Company	2.7165%
Asdar Group (2)	0.7000%	Asdar Group (2)	0.7000%

Total	20.9500%	Total	11.9500%

Notes:

(1)

Paul B. Trost was previously Vice-President, Operations of the Company’s U.S. subsidiary, Derek USA

(2)

See “Litigation with Asdar Group” on page 32.

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

5.

On June 21, 2001, the Company entered into an agreement with Bateman Project Holdings Limited of Johannesburg, South Africa pursuant to which Bateman agreed to defer US $471,183 of debt payable by the Company until May 31, 2002.  The Company granted a permanent gross over-riding royalty in the amount of US $0.0471 per barrel of oil produced net to the Company’s interest.  See “Bateman Agreements” on page 30.

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

In order to maintain the Original LAK Property and the Adjoining Property leases in an active state, minimum shut-in royalties for the 2000 calendar year totaling US$11,368 were paid or accrued to Sheri Tietjen (as to US$2,784), Donald B. Roberts (as to US$2,784) and Lisa Stewart (as to US$5,800).  The Company paid or accrued advance royalties of US $6,664 for 2001 and US $6,021 for 2002.  Royalties payable to Lisa Stewart have been held in trust by the Company due to an inability to locate her for payment.  Total advance royalties owing to Ms. Stewart are US $12,272.  Shut-in royalties are monies paid to mineral interest owners (lessors) by the mineral interest lessee(s) during those time periods when no production of oil is occurring.  Alternatively, when production of oil is minimum and the income to the lessors falls below a predetermined base level, shut-in royalties of a certain minimal dollar mount must be paid annually to the mineral interest owners in order to maintain the lease in good standing.  A surface lease fee of US $600 per year is payable to True Ranches, a cattle ranch which operates on the property covering the LAK Ranch Project.  The Company is required to post a US $25,000 operator bond with the State of Wyoming for liability or damage to the leases.  An annual rental payment of $1.50 per acre is payable for the first five years of the federal oil leases.  Thereafter, the annual rental payment is $2.00 per acre.

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

Well	Location	Upper Marine Sand		Lower Alluvial Sand
		Net Pay (Ft)	Average Porosity (%)	Net Pay (Ft)	Average Porosity (%)
LAK 1-1	1-1-44N-61W	14	17	29	15
LAK 12-9	9-12-44N-61W	13	14	46	17
LAK 12-10	10-12-44N-61W	15	14	22	16.5
LAK 12-11	11-12-44N-61W	0	Shale Out	26	14.8

The core analysis on the four wells is summarized below:

Well	Permeability Range (md)	Porosity Range (%)	Oil Saturation Range (%)
LAK 1-1	2 to 350	8.2 to 29.6	40 to 58
LAK 12-9	148 to 1,122	24.6 to 29.0	35 to 53
LAK 12-10	945 to 2,196	18.0 to 22.9	31 to 68
LAK 12-11	(1)	(1)	(1)

Notes:

(1)

Core not analyzed.

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

The Company conducted investigations designed to examine the viability of utilizing thermal recovery methods to exploit the Newcastle Formation on the LAK Ranch Property.  Data from drilling carried out by the Company on the LAK Ranch Property, combined with information gathered from numerous other wells in the area of the LAK Ranch Property, led the Company to the conclusion that the potential oil reservoir underlying the LAK Property was dipping (not horizontal).  A dipping (not horizontal) reservoir would allow heated oil to flow under the force of gravity down into the collection well, where the oil would be pumped to the surface.

A computer simulation assumed a horizontal well approximately 500 metres long and located in the sand and used to inject steam.  A second horizontal well, also 500 metres long and located in the same sand but below the first well by approximately 20 feet was also simulated and used as the oil producer.  Results of the simulation model showed the LAK Ranch oil could be economically recovered by these horizontal wells and with the injection of steam.   Based on the computer model and other companies’ professional experience with this type of oil recovery employing horizontal wells and steam injection, his computer simulation showed each well pair would theoretically recover potentially economic quantities of oil over an 11-year operating period.  Since each well pair would produce the oil from a 20-acre area, numerous well pairs would be required to produce the oil from the entire field.  The accepted industry terminology for this type of steam/horizontal well recovery method is Steam Assisted Gravity Drainage or SAGD.

Crude at the LAK Ranch Project is a napthenic-based crude oil, contains no sulfur and flows readily when heated to 70 o F and above.  On May 17, 2001 the Company entered into a Lease Purchase Agreement with Equiva Trading Company (“Equiva”), the trading arm of Texaco, to sell the Company’s crude oil production to Equiva.  This Agreement may be cancelled by either party following thirty days advance written notice.  Equiva agreed to purchase all of the Company’s crude oil production at the Equiva posted price for Wyoming Sweet (other) in effect on the date of delivery, adjusted for gravity delivered, plus an additional US $1.00 per barrel.  This price is the equivalent of West Texas Intermediate (WTI) plus US $0.50.

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

The SAGD approach to the thermal recovery of heavy oil depends on long horizontal wells placed at the base of the reservoir.  Steam is introduced into the base of the reservoir.  Because of the low density of gaseous steam, it rises in the reservoir and heats the formation.  The heated oil and water (both condensed steam and heated formation water) in the formation drain down to the horizontal well from which they are produced to surface.  The mechanism by which the process proceeds within the reservoir is illustrated in Figure 2 on the following page.

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

Figure 2 – SAGD Process

The SAGD process has been successfully employed by Canadian Natural Resources Ltd. at Tangleflags, Burnt Lake and Wolf Lake in Alberta, by BlackRock Ventures at Hilda Lake, Alberta and by EnCana Corp. at Foster Creek, Alberta and Senlac, Saskatchewan.

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

(a)

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

Operating Agreement

Derek and Rising Phoenix entered into a Model Form of Operating Agreement (the "Operating Agreement") dated for reference April 21, 1998 setting out the terms of the joint venture between the parties and appointing the Company as operator of the LAK Ranch Project.  Pursuant to the terms of the Operating Agreement, the Company is entitled to charge a drilling well rate of US $5,000 per well per month which can be prorated for less than a full month, or a producing well rate of US $1,000 per month to compensate for overhead costs.  The Company is also entitled to charge a fee for construction, installation or expansion of fixed assets required for the development and operation of the LAK Ranch Project.  This fee is either be negotiated between the parties prior to the commencement of construction or shall be based on the following rates for any major construction project:

*

5% of the first US $100,000;

*

4% of costs in excess of US $100,000 but less than US $1,000,000; and

*

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

During Fiscal 2001, Rising Phoenix’s interest in the LAK Ranch Project was ultimately assigned to Asdar Group who became the Company's joint venture partner in the LAK Ranch Project.  Pursuant to the terms of a Settlement Agreement dated November 21, 2001, Asdar Group relinquished its interest in the LAK Ranch Project to the Company.  See “Litigation with Asdar Group” on page 32.

Bateman Agreements

On March 20, 2000, a Memorandum of Understanding dated March 20, 2000 (the “MOU”) was executed between the Company and Bateman International BV of the Netherlands (“BIBV”).  Pursuant to the terms of the MOU, BIBV agreed to provide professional project management, engineering, design, procurement and construction management services to the Company for a fee of 5% of the total cost of the pilot plant as it relates to the surface facility, subject to a minimum of US $150,000 and reimbursement of costs.  BIBV also agreed to purchase 892,857 special warrants at $0.42 per special warrant for US $250,000, the proceeds of which the Company advanced to BIBV as prepayment for its services pursuant to the MOU.  The MOU was formalized by an Engineering, Procurement and Construction Management Agreement dated August 21, 2000 between the Company and Bateman Engineering Inc. (“Bateman”) of Denver, CO.

On June 21, 2001, a letter agreement was executed between the Company and Bateman Project Holdings Limited (“BPHL”) of Johannesburg, South Africa pursuant to which Bateman agreed to defer US $471,183 of debt payable by the Company until May 31, 2002.  Any amounts incurred in excess of US $471,183 would be due and payable in the normal course of business.  In consideration, Bateman would receive interest of 10% per annum commencing June 15, 2001 with both principal and interest due on May 31, 2002.  In addition, the Company granted a permanent gross over-riding royalty in the amount of US $0.0471 per barrel of oil produced net to the Company’s interest.  As security for the amount deferred, the Company granted a lien in favour of Bateman, first on the surface equipment owned by the Company and located on the LAK Ranch Project and secondly, if required to satisfy amounts outstanding on the repayment date, on the LAK Ranch Project itself.  The Company was not able to repay the principal and interest on May 31, 2002.  On August 21, 2002, BPHL agreed to settle one half of the total debt outstanding in exchange for common shares of the Company at a price of $0.10 per share with the remaining amount payable to be secured by way of a new note issued by the Company bearing interest at 10% per annum and maturing on September 30, 2003.  By an agreement dated October 3, 2003, the Company extended the due date on this note payable to March 31, 2004.  To gain this extension, the Company agreed to pay to Bateman the new sum of US $30,000 for arrears interest in order to bring the note current.  The new amount of the principal debt is US $285,757.54.

Development Program

Management of the Company reviewed engineering reports prepared by other companies who have previously attempted to put the LAK Ranch Project into production.  A known reservoir of oil exists in the Newcastle sand under the LAK Ranch Project, however a pilot test was necessary to determine the economic viability of using SAGD technology on this reservoir.

During the year ended April 30, 2001, the Company completed the construction of a pilot plant to test the production potential on the LAK Ranch Project using SAGD technology.  The pilot plant described below was designed and computer simulation models were run on the reservoir.  The Company’s pilot plant is a field demonstrated successful design as evidenced by the ongoing Black Rock heavy oil recovery project near Cold Lake, Alberta.

The total cost of constructing and starting up the SAGD pilot plant was budgeted at approximately $6.0 million (US $4.0 million).  The pilot project required the drilling of two horizontal wells in the sand and injecting steam in the upper well and collecting and producing the oil from the lower well from the lower sand.  Surface facilities were required to produce the steam and separate the produced oil, steam and water, together with water supply wells and water disposal wells.  Two additional horizontal wells will also be drilled in an overlying sand, located approximately 14 feet above the lower sand.  Oil from this sand will experience a decrease in its viscosity due to the fugitive heat loss from the steamflooding of the underlying sand located approximately 14 feet lower.  Oil recovery from the upper or overlying sand will be augmented by the injection of exhaust gases from the steam boiler to provide an energy source and push the oil to the lower horizontal recovery well.  This recovery method for the upper sand is called the Gas Assisted Gravity Drainage process, or GAGD.  Under full field development, each 20-acre area would contain four horizontal wells, two in the lower sand where steam is injected and two in the upper sand where the fugitive heat loss from the lower sand will decrease the viscosity of the oil sufficiently to allow recovery.  Both of these recovery methods are highly dependent on the influence of the gravity drainage of the oil due to the tilted nature of the reservoirs.

On June 14, 2000, Company officials appeared before the Wyoming Oil and Gas Commission and approval to commence drilling on the LAK Ranch Project was granted.  Effective June 13, 2000, the Company, through its U.S. subsidiary, Derek USA, entered into a drilling contract with CAZA Drilling Inc. of Denver, CO (“CAZA”) for the first injector/producer well pair on the LAK Ranch Project.  An escrowed deposit of US $315,000 was established by the Company on CAZA’s behalf.  A rig was mobilized on the LAK Ranch Project on June 19, 2000 and drilling of Well Derek #1 commenced.

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

By October 17, 2000 all major pieces of equipment for the surface facility were sourced, minor site preparation was underway and the route for the natural gas pipeline was being laid out.  By November 14, 2000, grading and survey work at the LAK Ranch Project site was nearly complete.  Construction and installation of concrete footings was being carried out.  Installation of a 4-inch natural gas pipeline, which will be about 30,000 feet in length had commenced.  This pipeline was capable of supplying up to 1.5 MMCF of natural gas to the project on a daily basis.  The Company estimated that this pipeline would provide sufficient fuel to operate steam generation equipment able to supply steam to approximately 4 to 6 well pairs.  By the end of November 2000, an oil treatment plant, or “heater-treater” and a 22 MMBTU leased steam generator, complete with water treatment plant, pre-fabricated steel building and ancillary equipment, arrived at the LAK Ranch site.

On December 15, 2000, the Company executed a Gas Sales Agreement with Western Gas Resources, Inc. of Denver, CO to supply 100% of the first 1,500 MMBtu per day of the Company’s natural gas requirements at the LAK Ranch Project for a period of five years from the first delivery.

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

Litigation with Asdar Group

On October 3, 2000, Rising Phoenix’s remaining interest in the LAK Ranch Project was assigned to 2U Online.com, Inc., a Delaware public corporation.  On October 13, 2000, this interest was subsequently assigned to Asdar Group (“Asdar”), a Nevada public corporation whose shares are quoted on the NASD OTC Bulletin Board Service.  As a result, Asdar became the Company's joint venture partner in the LAK Ranch Project.

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

Asdar made no payments to the Company with respect to their share of operating costs for the LAK Ranch Project.  On January 30, 2001, the Company delivered formal notice of default to Asdar for their failure to pay amounts then due.  On March 1, 2001 the Company initiated formal foreclosure proceedings in Wyoming against Asdar for their failure to pay for their share of the ongoing project costs.  In the March 1, 2001 foreclosure action, the Company claimed amounts then due or that would become due by March 15, 2001 totalling US $777,190 plus accrued interest, attorney’s fees and costs.

On March 20, 2001, Asdar filed a complaint against the Company in Wyoming District Court, alleging that the Company could not legally foreclose on the Asdar interest since it had not yet been determined that the Company’s interest in the LAK Ranch Project had vested.  Asdar filed a Wyoming application for entry of Temporary Restraining Order and Preliminary Injunction against the Company on March 20, 2001.  The purpose of this application was to stop the Company’s foreclosure on Asdar’s interest in the LAK Ranch Project.  A hearing was held on April 6, 2001 and the District Judge denied this application on April 17, 2001.

On April 13, 2001 the Company foreclosed on all of Asdar’s rights and interests in the LAK Ranch Project.  To effect foreclosure, the Company bid an amount of US $852,571.11 to purchase all of Asdar’s rights, giving the Company a 100% interest in the LAK Ranch Project.  The Weston County Sheriff completed a Certificate of Sale recording the Company’s purchase and this document was recorded with the County Clerk.  Under Wyoming law, Asdar had 90 days from April 13, 2001 to remedy their situation by repayment of the foreclosure amount plus costs and interest.  Asdar responded by filing a lis pendens notice of claim, thereby providing public notice that a lawsuit involving title was being brought against the LAK Ranch Project.  On May 4, 2001, Derek filed a motion in the District Court of the Sixth Judicial District for Wyoming requesting a partial summary judgment in its favour against Asdar seeking court approval that it has acquired a 75% interest in the LAK Ranch Project.  This motion was scheduled to be heard on October 31, 2001.

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

Proposed Exploration Program

Management is actively pursuing additional sources of financing and is pursuing a partnership with an outside source to develop the LAK Ranch Project.  On April 15, 2003, the Company entered into a financing agreement with SEC Oil and Gas Partnership (“SEC”) whereby SEC will provide US $700,000 to fund operating and development expenditures on the existing well pair constructed on the LAK Ranch Project.  In exchange for the funding, SEC will earn a direct, fully participating 49% interest in the existing well pair and will receive 49% of net revenues from the well pair until such time as it has received 1.2 times its original investment (US$840,000). Subsequent to achieving the payback, SEC’s working interest will be reduced to 33%. Under the terms of the agreement, the funding may only be spent on qualifying operating and development expenses on the existing well pair. In addition, SEC will have the right to participate for a 33% working interest in up to one new well pair per year for each of the calendar years 2004 through 2007.  Charles Haegelin, a significant shareholder of the Company, is General Partner of SEC.

The terms of the financing agreement required the Company to raise an additional US $300,000 by November 1, 2003, to provide total financing for the existing well pair of US $1,000,000.  Subsequent to April 30, 2003, the Company closed private placements for gross proceeds of $700,000 and announced a private placement for an additional $500,000 which has not closed.  See “Item 8 – Financial Information, Significant Changes”.

The Company is currently working with its immigration lawyer to obtain H-2B visas for key personnel who are Canadians, to operate the steam generation system which forms a critical part of the pilot plant.  In addition, Company technical consultants are working on modifications to the boiler feedwater circuit to minimize the quantity of waste water (brine) from the circuit that will not be suitable for surface disposal.  The Company is working diligently towards restarting the pilot plant operation using qualified personnel and the most efficient water usage circuitry possible.

Item 5 – Operating and Financial Review and Prospects

The following discussion of the financial condition, results of operations and cash flows of the Company for the years ended April 30, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.  The Company’s financial statements are presented in Canadian dollars have been prepared in accordance with Canadian GAAP.  Differences between accounting principles generally accepted in Canadian GAAP and U.S. GAAP, as applicable to the Company, are set forth in Note 11 to the accompanying Consolidated Financial Statements of the Company.

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

The Company has total and deferred exploration expenditures of $14,217,018 at April 30, 2003, $13,910,104 at April 30, 2002 and $12,249,321 at April 30, 2001, all of which was spent on the LAK Ranch Project.  The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the LAK Ranch Project, the ability of the Company to obtain the necessary financing to complete of the development of its property, any future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

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

Costs are allocated to a separate cost centre for each program in which the Company has an interest and are depleted by cost centre using the unit-of-production method based upon estimated proven developed reserves.  Cost centres whose carrying values exceed their estimated net realizable values are written down to that net realizable value in the period in which such determinations are made.  For cost centres that do not yet have proven reserves, the amounts shown for oil and natural gas interests represent costs to date, net of any revenues, and the underlying value is entirely dependent on the existence and future economic recovery of reserves.  The costs centres are not depleted until quantities of proven reserves can be determined.  The Company has only one cost centre.

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

The Company has not been required to make any material expenditure for environmental compliance to date.  The operations of the Company may in the future be affected from time to time in varying degrees by changes in the environmental regulations.  Both the likelihood of new regulations and their overall affect upon the Company vary greatly from state to state and are not predictable.  See “Item 3 – Key Information, Risk Factors”.

Operating Results

Year ended April 30, 2003 Compared to the Year Ended April 30, 2002

The Company incurred a net loss of $522,877 or $0.04 per share for Fiscal 2003 as compared to a net loss of $1,062,580 for Fiscal 2002.  Revenues from oil and gas sales (net of royalties) totaled $21,702 for Fiscal 2003.  In comparison, revenue from oil and gas sales (net of royalties) totaled $1,024 for Fiscal 2002.  Interest earned on cash balances was $1,597 in Fiscal 2003 versus nil in Fiscal 2002.

General and administrative expenses were $583,926 in Fiscal 2003 versus $1,063,604 in Fiscal 2002.  Costs generally decreased in most categories, particularly legal and accounting, as the litigation with Asdar reached a conclusion during the year.  Foreign exchange gains were posted in Fiscal 2003 versus foreign exchange losses in other years as the Canadian dollar rose in value in US dollar terms.

Oil and natural gas property costs deferred during Fiscal 2003 totaled $306,914 compared to $1,660,783 in Fiscal 2002.  All amounts deferred were spent on the LAK Ranch Project.  The decrease was due to the financial condition of the Company and the uncertainty created by the Asdar litigation.

The Company's operations at the LAK Ranch Project are in the United States and the expenses of such operations are payable in U.S. dollars while the Company's functional currency is the Canadian dollar.  Most of the Company's financings to April 30, 2003 were in Canadian dollars and the majority will continue to be in Canadian dollars for the foreseeable future.  Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian and U.S. dollars.  Although this has not had a materially adverse affect on the Company's results of operations to date, this may have a materially adverse affect on the Company's results of operations in the future.  The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses.  For the year ended April 30, 2003, there was a net gain of $74,293 from foreign exchange, compared to a net loss of $35,023 for the year ended April 30, 2002.  The Company is not aware of any government currency policies or regulations which may affect the Company's operations.

The Company’s operations are not adversely affected by inflation.

Year Ended April 30, 2002 Compared to the Year Ended April 30, 2001

The Company incurred a net loss of $1,062,580 or $0.09 per share for Fiscal 2002 compared to a net loss of $826,342 or $0.11 per share for Fiscal 2001.  Revenues from oil and gas sales (net of royalties) totaled $1,024 for Fiscal 2002.  In comparison, revenues from oil and gas sales (net of royalties) ($10,221), a gain on the sale of the Morton Project ($11,729) and interest earned on cash balances ($109,485) totaled $131,435 in Fiscal 2001.  Interest earned on cash balances decreased in Fiscal 2002 due to lower cash balances while in Fiscal 2001, the Company had higher cash balances from the proceeds of private placements completed during the year.

General and administrative expenses were $1,063,604 for Fiscal 2002 compared to $957,777 for Fiscal 2001.  Costs generally increased during Fiscal 2002, most notably in the categories of accounting, legal and audit fees at $167,557 in Fiscal 2002 (Fiscal 2001 - $62,801), interest expense of $141,151 in Fiscal 2002 (Fiscal 2001 - $nil) and foreign exchange loss of $35,023 in Fiscal 2002 (Fiscal 2001 – $11,816).  The increase in accounting, legal and audit in Fiscal 2002 is primarily attributable to the litigation with Asdar.  The increase in interest expense in Fiscal 2002 is primarily attributable to the notes payable issued during Fiscal 2002 totaling US $1,217,521.   The foreign exchange loss in Fiscal 2002 is primarily attributable to a weaker Canadian dollar, resulting in foreign exchange losses being recognized on US dollar denominated notes payable.

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

General and administrative expenses were $957,777 for Fiscal 2001 compared to $695,555 for Fiscal 2000.  Costs generally increased during Fiscal 2001, most notably in the categories of consulting and management fees at $385,333 in Fiscal 2001 (Fiscal 2000 - $273,938), office administration and other at $177,687 in Fiscal 2001 (Fiscal 2000 - $123,116) and shareholders’ information and travel at $310,647 in Fiscal 2001 (Fiscal 2000 - $225,244).  The increase in consulting and management fees and office administration and other expenses is primarily attributable to the increase in the Company’s development activities at the LAK Ranch Project.  The increase in shareholders’ information and travel expenses in Fiscal 2001 primarily attributable to the Company’s increased efforts in Fiscal 2001 to raise financing for the development of the LAK Ranch Project.

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

	April 30
	2003	2002	2001
	$	$	$
Consolidated Statements of Loss:
Loss for the year under Canadian GAAP	(522,877)	(1,062,580)	(826,342)
Consulting and management fees (a)	-	-	(33,517)
Accretion on notes payable (b)	250,000	-	-
Gain on settlement of notes payable (b)	(37,750)	-	-
Loss for the year ended U.S. GAAP	(310,627)	(1,062,580)	(859,859)
Loss per share under U.S. GAAP	(0.02)	(0.09)	(0.11)

Consolidated Balance Sheets
Liabilities
Liabilities under Canadian GAAP	1,595,142	3,013,731	2,583,427
Equity component of notes payable (b)	57,000	132,000	-
	1,652,142	3,145,731	2,583,427

Shareholders’ Equity
Shareholders’ equity under Canadian GAAP	12,729,206	10,998,529	9,919,604
Consulting and management fees (a)	-	-	(33,517)
Escrow shares released (a)	-	-	33,517
Accretion on notes payable (b)	250,000	-	-
Gain on settlement of note payable (b)	(37,750)	-	-
Equity component of notes payable (b)	(203,300)	(132,000)	-
Contributed surplus (b)	(65,950)	-	-
	12,672,206	10,866,529	9,919,604

(a)

On November 17, 1997, the Company issued 375,000 performance escrow shares to a director at $0.01 per share.  See “Item 7 – Major Shareholders and Related Party Transactions”.  These shares are released from escrow subject to the terms of release as required by the Exchange.  Under US GAAP (APB No. 25), these escrow shares result in compensation expense on the date of release from escrow measured as the excess of the fair value of the shares at that time over the price paid for the shares.  During the year ended April 30, 2001, 55,862 Common Shares were released from escrow.

(b)

Certain of the notes payable, with options to convert principal into common shares of the Company, have been split between debt and equity.  Under U.S. GAAP, the conversion option would not be attributed any value and, accordingly, the entire carrying amount of the notes payable would be classified as debt.

Recent accounting pronouncements

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” which requires that asset retirement obligations be recognized when they are incurred, and be capitalized as part of the asset’s carrying value and displayed as liabilities. SFAS No. 143 also requires increased disclosure surrounding asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.  The Company adopted the standard on May 1, 2003.

The FASB has issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The FASB has issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which requires that certain financial instruments previously classified as equity now be classified as liabilities. SFAS No. 150 is effective for the beginning of the first interim period commencing after June 15, 2003. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has approved a new Handbook section, “Asset Retirement Obligations,” to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, “Property, Plant and Equipment.” The standard, which is similar to SFAS No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company is analyzing the impact of this new standard, which will be adopted on May 1, 2004.

The CICA has issued CICA 3063, “Impairment of Long-Lived Assets.” This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The CICA has approved Accounting Guideline AcG-16, which amends AcG-5, “Full Cost Accounting in the Oil and Gas Industry.” The changes modify the ceiling test in AcG-5 to be consistent with CICA 3063. AcG-16 is effective for years beginning on or after January 1, 2004. The company is analyzing the impact of this new standard, which will be adopted on May 1, 2004.

Liquidity and Capital Resources

The working capital of the Company is a direct result of funds raised from the sale of equity shares over the outflow into acquisition, exploration and development costs as well as administrative expenses.  The working capital balance (deficit) at the end of the following periods were:  April 30, 2003 - $(1,579,173); April 30, 2002 - $(2,488,985); and April 30, 2001 - $(2,416,032).  The fluctuations stem from timing differences between when money is raised from equity issues and when expenditures are committed on exploration and development.

The Company's cash and short-term deposits at April 30, 2003 totaled $8,857 compared to $14,804 at April 30, 2002 and  $19,857 at April 30, 2001.  Aside from cash and short-term deposits, the Company had no material unused sources of liquid assets.  The cash and term deposits are attributable primarily to the issue of share capital.

During Fiscal 2003, the Company issued 4,217,500 pre-consolidation units at $0.10 per unit for net proceeds of $421,750 pursuant to two private placements.  Proceeds were used for general and administrative expenses and working capital related to the LAK Ranch Project.  An additional 10,375,200 pre-consolidation shares were issued at $0.10 per share for net proceeds of $1,037,520 for settlement of notes payable and 928,830 pre-consolidation shares were issued at $0.10 per share for net proceeds of $92,883 to settle interest on notes payable.  A further 3,441,506 pre-consolidation Common Shares were issued at $0.10 per share for net proceeds of 344,151 pursuant to the settlement of debt.  On March 3, 2003, the Company consolidated its share capital on a 3 for 1 basis, resulting in a reduction of issued shares from 57,108,058 to 19,036,019.

During Fiscal 2002, the Company issued 5,653,051 units at an average price of $0.316 per unit for net proceeds of $1,790,115.  In connection thereof, 183,050 units were issued as finder’s fees.  The proceeds of these private placements in Fiscal 2002 were used to settle short-terms notes and accounts payable and for general working capital resulting from construction and operations at the LAK Ranch Project.  Notes payable issued during Fiscal 2002 totalled US $1,217,521 (Cdn $1,923,570).  Proceeds from these issuances were used primarily to cover outstanding construction and operating expenses at the Company’s LAK Ranch Project.  During the year, the Company repaid some of the principal and accrued interest on these notes payable; US $138,000 in exchange for 731,300 common shares and US $78,600 for cash.  At April 30, 2002, the principal outstanding on notes payable totalled US $ 1,009,605 (Cdn  $1,585,080) and interest accrued on notes payable totalled US $75,860 (Cdn $119,100).

During Fiscal 2001, the Company issued 19,137,865 units at $0.42 per unit for net proceeds of $7,729,247.  In connection thereof, an aggregate of 410,377 units, 705,000 share purchase warrants and $222,075 was paid by the Company as finder’s fees.  The proceeds of the private placements in Fiscal 2001 were used for the construction of the pilot plant facility at the LAK Ranch Project and for general working capital.  The Company also issued 1,811,500 Common Shares on the exercise of 1,811,500 previously issued share purchase warrants resulting in gross proceeds to the Company of $973,470.  Another 72,000 Common Shares were issued on the exercise of stock options for gross proceeds to the Company of $35,380.

At April 30, 2003, the Company had a working capital deficit of $1,579,173 of which $609,660 was in the form of short-term notes payable.  Revenue from oil and gas sales from the LAK Ranch Project is not sufficient to fully meet its cash requirements and ongoing commitments and the Company is dependent on its shareholders and creditors to support it as a going concern.  While the Company has been successful in obtaining financing from shareholders and directors in the past, there is no assurance the Company will continue to be successful in raising necessary financing.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Now that the Asdar litigation has been resolved the Company has been able to raise new capital.  Subsequent to April 30, 2003, the Company closed private placements for gross proceeds of $700,000 and announced a debt settlement for $148,732 and a private placement for $500,000 which have not closed.  See “Item 8 – Financial Information, Significant Changes”. The capital raised to date has been targeted for debt reduction and production start-up.  Management estimates that it has enough capital to restart production from the first well pair, hopefully by the end to Fiscal 2004, and if not certainly in the first quarter of Fiscal 2005.  Debt has been reduced to under $1,000,000 and the Company is continuing to finance new equity to pay down this debt.  Management feels that the debt of the Company should be under $300,000 by the end of Fiscal 2004.  Management is also continuing to seek a joint venture partner for the LAK Ranch Project.

Research and Development, Patents and Licences, etc.

The Company does not engage in research and development activities.

Trend Information

Factors which may have a material effect on the Company’s future financial condition are set forth in “Item 3 – Key Information, Risk Factors”.

Item 6 – Directors, Senior Management and Employees

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

Name, Position, Age and Country of Residence	Principal Occupation or Employment	Date Appointed
BARRY C.J. EHRL President, CEO and Director Age: 64 Resident of Canada	President of the Company; President of Sydney Resource Corporation, a public company involved in mineral exploration in British Columbia (non-competitive).	April, 1981
EDWARD G. BYRD (1) Director Age: 66 Resident of Canada	Director of Century Pacific Greenhouses, a private agricultural business (non-competitive).	October, 1994
W. PATRICK BOSWELL (1) Director Age: 49 Resident of Canada	President and CEO of International Frontier Resources Corporation, a junior oil and gas exploration and production enhancement technology company (competitive).	December, 2002.
JOHN LUSH (1) Director Age: 59 Resident of Canada	General Manager of Petroval S.A., an oil-trading company specializing in marketing and sales of crude oil and refined oil products from Russia (potential competitor)	January, 2003
BRENT C. EHRL Corporate Secretary Age: 44 Resident of Canada	President of Pacific Supply Company, a private wholesale dry goods business (non-competitive).	September, 1997
ROBERT E. SWENARCHUK Vice-President, Communications Age: 68 Resident of Canada

President of Rescom Consultants Ltd., a private company which provides a range of financial and investor services to public companies (non-competitive); Director of Quaterra Resources Inc. and Eaglecrest Explorations Ltd. (non-competitive).

October, 1986
GREG AMOR Controller Age: 47 Resident of Canada	Controller of the Company.	September, 2003
DOUG SYMONDS General Manager Age: 56 Resident of Canada	General Manager of the Company; General Manager of Sydney Resource Corporation, a public company involved in mineral exploration in British Columbia (non-competitive).	January, 2000
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

W. Patrick Boswell, Director

Patrick Boswell is currently President and CEO of International Frontier Resources Corporation, a junior oil and gas exploration and production enhancement technology company listed on the TSX Venture Exchange.  He has 26 years’ experience in the oil and gas industry.  Previously, he was Executive Vice President of Hardy Oil & Gas Canada Ltd., a wholly-owned subsidiary of Hardy Oil & Gas PLC, President of Stateside Energy Corporation and President of Crozet Oil & Gas Ltd.  Mr. Boswell currently devotes 5% of his time on the affairs of the Company.

John Lush, Director

Mr. Lush is currently General Manager of Petroval SA, an oil-trading company specializing in marketing and sales of crude oil and refined oil products from Russia.  He has 35 years’ experience in the oil industry initially working for British Petroleum and subsequently trading crude oil and refined products for BP, Phibro Energy, Neste (Fortum) and Major Oil Services.  He has held several senior management positions and directorships in the industry and has first hand experience working many years in the Far East and US as well as Europe.  Mr. Lush currently devotes 5% of his time on the affairs of the Company.

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

Greg Amor, CA, Controller

Greg Amor, Chartered Accountant, is the Company Controller and Accounting Manager.  Mr. Amor graduated from the University of British Columbia in 1982 with a Licentiate in Accounting Degree.  He became a Chartered Accountant in 1985. He has provided management and accounting services to Canadian based public resource companies through his wholly owned consulting companies, G.A. Management Ltd. or Resource Management Ltd since 1985.  Mr. Amor currently devotes 67% of his time on the affairs of the Company.

Doug Symonds, P. Geo., General Manager

Mr. Symonds is a graduate of the University of British Columbia (B.Sc. in Geology - 1972) and a Professional Geoscientist (Association of Professional Engineers and Geoscientists of the Province of British Columbia - Membership #19200).  He has 30 years’ experience in base and precious metals mining exploration in North and South America.  He was previously self-employed as a geological consultant and a partner in Montgomery Consultants Limited.  Mr. Symonds currently devotes 67% of his time on the affairs of the Company.

Compensation

The following table sets forth all compensation paid or accrued by the Company to its directors and members of its administrative, supervisory or management bodies for the financial year ended April 30, 2003.

The Company has no pension plan and no other arrangement for non-cash compensation to the directors of the Company except stock options.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares / Units Awarded ($)	LTIP Payouts ($)
Barry C.J. Ehrl President, CEO and Director	2003	$80,000	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
Frank R. Hallam (1) Former CFO and Director	2003	$Nil	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
Edward G. Byrd Director	2003	$Nil	$Nil	$Nil	Nil	$Nil	Nil	$Nil
W. Patrick Boswell Director	2003	$Nil	$Nil	$Nil	Nil	$Nil	Nil	$Nil
John Lush Director	2003	$Nil	$Nil	$Nil	Nil	$Nil	Nil	$Nil
Brent C. Ehrl Corporate Secretary	2003	$36,000	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
Robert Swenarchuk VP,Communications	2003	$6,000	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
Greg Amor Controller	2003	$Nil	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
Doug Symonds General Manager	2003	$54,500	$Nil	$Nil	Nil	$Nil	$Nil	$Nil

Notes:

(1)

Frank Hallam resigned as CFO and director of the Company on October 16, 2003.

With the exception of Barry Ehrl, the Company does not have any written consulting agreements with any of its directors or officers.

Pursuant to a management agreement dated September 30, 2000 between the Company and Barry Ehrl, Mr. Ehrl was engaged as President and Chief Executive Officer of the Company for an unspecified term.  Pursuant to the management agreement, Mr. Ehrl received compensation in the amount of $8,500 per month for the period October 1, 2000 through January 1, 2001 and $10,000 per month for the period subsequent to February 1, 2001 as well as the reimbursement of out-of-pocket expenses.  The management agreement may be terminated by Mr. Ehrl at any time by providing 90 days’ notice to the Company.  The management agreement with Mr. Ehrl may be terminated by the Company at any time with cause or, without cause, by providing 36 months’ notice or payment in lieu of notice of not less than $360,000.

Pursuant to a management agreement dated September 30, 2000 between the Company and Frank Hallam, Mr. Hallam was engaged as Chief Financial Officer of the Company for an unspecified term.  Pursuant to the management agreement, Mr. Hallam received compensation in the amount of $6,500 per month for the period October 1, 2000 through January 1, 2001 and $8,000 per month for the period subsequent to February 1, 2001 as well as the reimbursement of out-of-pocket expenses.  The management agreement may be terminated by Mr. Hallam at any time by providing 90 days’ notice to the Company.  The management agreement with Mr. Hallam may be terminated by the Company at any time with cause or, without cause, by providing 36 months’ notice or payment in lieu of notice of not less than $288,000.  This agreement was terminated by mutual consent on October 16, 2003.

Board Practices

The Board of Directors presently consists of four Directors.  Each Director was elected at the annual general meeting of the shareholders of the Company, held on October 16, 2003.  Each Director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia).  See page 39 for the dates on which the current Directors of the Company were first elected or appointed.

With the exception of Barry Ehrl, the Company has not entered into contracts providing for benefits to the directors upon termination of employment.  Mr. Ehrl is entitled to receive an amount not less than $360,000 upon termination of employment pursuant to their respective management agreements with the Company.  See “Compensation” above.

Board Committees

Audit Committee  Pursuant to Section 187 of the Company Act (British Columbia), the Company is required to have an Audit Committee.  As at the date hereof, the members of the Audit Committee are Edward Byrd, Patrick Boswell and John Lush.  Section 187(1) of the Company Act requires the directors of a reporting company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the company or an affiliate of the company.  The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting.  Section 187(4) provides that before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors.  Section 187(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee.  Finally, section 187(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

Employees

At April 30, 2003, the Company had three full time employees and no part-time employees.  In comparison, the Company had two full time employees and one part-time employee at April 30, 2002 and two full-time employees and no part-time employees at April 30, 2001.

The Company engages directors, officers and independent contractors from time to time to supply work on specific corporate business and project exploration programs.

Share Ownership

With respect to the persons listed in “Compensation,” above, the following table discloses the number of Common Shares and percent of the Common Shares outstanding held by those persons, as of October 16, 2003.  The Common Shares possess identical voting rights.

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class (3)
Barry C.J. Ehrl President, CEO and Director	514,656	2.1%
Frank R. Hallam (4) Former CFO and Director	124,843	Less than 1%
Edward G. Byrd Director	112,121	Less than 1%
W. Patrick Boswell Director	50,000	Less than 1%
John Lush Director	1,060,968	4.4%
Brent C. Ehrl Corporate Secretary	85,137	Less than 1%
Robert E. Swenarchuk Vice-President, Communications	22,000	Less than 1%
Greg Amor Controller	0	0%
Doug Symonds General Manager	47,332	Less than 1%

Notes:

(1)

Includes beneficial, direct and indirect shareholdings.

(2)

Does not include stock options and other rights to purchase or acquire shares.

(3)

There are 24,136,007 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report.

(4)

Frank Hallam resigned as CFO and director of the Company on October 16, 2003.

The following table discloses the incentive stock options outstanding to the aforementioned persons as of October 16, 2003:

Name of Person(s)	Date of Grant or Issuance	# Common Shares Subject to Issuance	Exercise Price (Per Share)	Expiry Date
Barry C.J. Ehrl President, CEO and Director	Aug. 1, 2003	800,000	$0.15	July 3, 2008
Frank R. Hallam (1) Former CFO and Director	Sept. 4, 2003	100,000	$0.28	Sept. 4, 2008
Edward G. Byrd Director	Aug. 1, 2003	175,000	$0.15	July 3, 2008
W. Patrick Boswell Director	Aug. 1, 2003	175,000	$0.15	July 3, 2008
John Lush Director	Aug. 1, 2003	175,000	$0.15	July 3, 2008
Brent C. Ehrl Corporate Secretary	Aug. 1, 2003	150,000	$0.15	July 3, 2008
Robert E. Swenarchuk Vice-President, Communications	Aug. 1, 2003	150,000	$0.15	July 3, 2008
Greg Amor Controller	Sept. 4, 2003	100,000	$0.28	Sept. 4, 2008
Doug Symonds General Manager	Aug. 1, 2003	200,000	$0.15	July 3, 2008

Notes:

(1)

Frank Hallam resigned as CFO and director of the Company on October 16, 2003.

The Company does not have a share purchase plan or dividend reinvestment plan, however it does have a Stock Option Plan pursuant to which the Company will, from time to time, grant individual stock options to its directors, officers or employees.

The purpose of the Company’s Stock Option Plan (the “Plan”) is to assist the Company in attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.  Options granted under the Plan are non-assignable and may be granted for a term not exceeding that permitted by the Exchange (currently five years).  A summary of the material aspects of the Plan are as follows:

1.

the Plan will be administered by the Company's Board of Directors or, if the Board so designates, a Committee of the Board appointed in accordance with the Plan to administer the Plan;

2.

the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares of the Company at that time, less the number of shares, if any, subject to Prior Options;

3.

following termination of an optionee's employment, directorship, consulting agreement or other qualified position, the optionee's option shall terminate upon the expiry of such period of time following termination, not to exceed 90 days (30 days if the optionee is engaged in providing investor relations services), as has been determined by the directors;

4.

an option granted under the Plan will terminate one year following the death of the optionee. These provisions do not have the effect of extending the term of an option which would have expired earlier in accordance with its terms, and do not apply to any portion of an option which had not vested at the time of death or other termination;

5.

as long as required by Exchange policy, no one individual may receive options on more than 5% of the issued and outstanding shares of the Company (the "Outstanding Shares") in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 moth period, and options granted to persons employed to provide investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;

6.

options may not be granted at prices that are less than the Discounted Market Price as defined in Exchange policy which, subject to certain exceptions, generally means the most recent closing price of the Company's shares on the Exchange, less a discount of from 15% to 25%, depending on the trading value of the Company's shares;

7.

any amendment of the terms of an option shall be subject to any required regulatory and shareholder approvals; and

8.

in the event of a reorganization of the Company or the amalgamation, merger or consolidation of the shares of the Company, the Board of Directors shall make such appropriate provisions for the protection of the rights of the optionee as it may deem advisable.

The Plan was approved by the shareholders at the Company’s Annual General Meeting held on November 28, 2002 and approved by the Exchange on July 28, 2003.  It is a condition of Exchange approval that shareholder approval for the Plan be obtained annually.

The following table discloses the share purchase warrants outstanding to the aforementioned persons as of October 16, 2003:

Name of Person(s)	Date of Grant or Issuance	# Common Shares Subject to Issuance	Exercise Price (Per Share)	Expiry Date
Barry C.J. Ehrl President, CEO and Director	Oct. 19, 2001	33,333	$1.20	Oct. 19, 2003
	Dec. 20, 2001	45,000	$1.20	Dec. 20, 2003
	Aug. 12, 2003	165,416	$0.20	Aug. 12, 2004
Frank R. Hallam Former CFO and Director	Oct. 19, 2001	25,000	$1.20	Oct. 19, 2003
	Aug. 12, 2003	56,000	$0.20	Aug. 12, 2004
Edward G. Byrd Director	Aug. 12, 2003	32,250	$0.20	Aug. 12, 2004
W. Patrick Boswell Director		None
John Lush Director		None
Brent C. Ehrl Corporate Secretary	Dec. 20, 2001	3,333	$1.20	Dec. 20, 2003
	Aug. 12, 2003	33,334	$0.20	Aug. 12, 2004
Robert E. Swenarchuk Vice-President, Communications		None
Greg Amor Controller		None
Doug Symonds General Manager		None

Notes:

(1)

Frank Hallam resigned as CFO and director of the Company on October 16, 2003.

Item 7 – Major Shareholders and Related Party Transactions

Major Shareholders

To the best of the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

There are presently no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

There have been no significant changes in the percentage ownership held by any major shareholders during the past three years except for the following:

1.

The acquisition of 1,166,667 post-consolidated Common Shares by Charles Haegelin in Fiscal 2003 and 3,829,000 pre-consolidated Common Shares by Curb Inc., a controlled corporation, in Fiscal 2002.  The shares were acquired primarily through private placements.

2.

The acquisition of 1,500,000 post-consolidated Common Shares by Arthur L. Ruoff subsequent to Fiscal 2003.  The shares were acquired pursuant to a private placement.

3.

The acquisition of 1,498,363 post-consolidated Common Shares by Bateman Engineering Inc. in Fiscal 2003.  The shares were acquired pursuant to a debt settlement.

As at October 14, 2003, the persons or groups known to the Company to own more than 5% of the Company’s issued and outstanding Common Shares are:

Identity of Person or Group	Amount Owned	Percent of Class (1)
Mr. Charles Haegelin 6301 Indian School NE, Suite 208 Albuquerque, NM, USA 87110	2,443,000 (2)	9.3%
Arthur L. Ruoff Dept. of Materials Science & Engineering Cornell University Ithaca, NY, USA 14853	1,500,000	6.2%
Bateman Engineering Inc. 1220 East Iliff Avenue Aurora, CO, USA 80014-1251	1,498,363	6.2%

Notes:

(1)

There are 24,136,007 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report

(2)

Of the 2,443,000 Common Shares beneficially owned by Charles Haegelin, 666,667 Common Shares are held directly, 500,000 Common Shares are held indirectly in an Individual Retirement Account and 1,276,333 Common Shares are held by Curb Inc., a controlled corporation.

Holders of Record in the United States

Based on the Company’s knowledge, after reasonable inquiry as of October 14, 2003, the most recent practicable date for conducting such search in the light of the time required for responses, the total number of Common Shares held of record by  229 residents in the United States is 10,772,585 Common Shares representing approximately 44.6% of the 24,136,007 Common Shares issued and outstanding.  The foregoing is comprised of the following:

1.

According to the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, there are 7,642,635 Common Shares held of record by 178 residents of the United States, two of which were Cede & Co. with a total of 70,216 Common Shares.

2.

Through a search conducted by the Company, the Company has ascertained that there are Nil Common Shares held by residents of the United States through CDS & Co. in Canada.

3.

A search conducted through Cede & Co. in the United States by the Company revealed there are53 holders of record resident in the United States owning 3,200,166 Common Shares of record (CDS held a deficit of 3,215,821 Common Shares).

The Common Shares commenced trading on the NASD OTC Bulletin Board Service on January 4, 2001, making the Company’s shares available to U.S. residents on the open market.

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

Other than disclosed elsewhere in this Annual Report, none of the Company’s directors, senior officers, principal shareholders named in “Item 7 – Major Shareholders and Related Party Transactions”, or any relative or spouse of the foregoing, have had an interest, direct or indirect, in any transaction, during the current financial year ending April 30, 2003, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries except for the following:

1.

Barry C.J. Ehrl, President, C.E.O. and Director of the Company provided management services to the Company as President and C.E.O.  During Fiscal 2003, Mr. Ehrl was paid or accrued $80,000 pursuant to a management agreement with the Company.  See “Item 6 – Directors, Senior Management and Employees”.

2.

Brent C. Ehrl, Corporate Secretary of the Company, provided administrative services to the Company.  During Fiscal 2003, Brent Ehrl was paid or accrued $36,000 for administrative services rendered.  Brent Ehrl does not have an agreement with the Company but is paid by the Company upon the rendering of services and receipt of expense reports and/or invoices.  See “Item 6 – Directors, Senior Management and Employees”.

3.

Robert E. Swenarchuk, Vice-President, Communications of the Company, provided corporate communication services to the Company.  During Fiscal 2003, Mr. Swenarchuk was paid or accrued $6,000 for corporate communication services rendered.  Mr. Swenarchuk does not have an agreement with the Company but is paid by the Company upon the rendering of services and receipt of expense reports and/or invoices.  See “Item 6 – Directors, Senior Management and Employees”.

4.

Doug Symonds is the General Manager of the Company.  During Fiscal 2003, Mr. Symonds was paid or accrued $54,500 for services rendered.  Mr. Symonds does not have an agreement with the Company but is paid by the Company upon the rendering of services and receipt of expense reports and/or invoices.  See “Item 6 – Directors, Senior Management and Employees”.

5.

Pursuant to an escrow agreement dated November 7, 1997 (the "Escrow Agreement") among Montreal Trust Company, the Company, Barry Ehrl, President C.E.O. and director of the Company, the Company issued 375,000 performance escrow shares to Mr. Ehrl at an ascribed value of $0.01 per share.  The performance shares are subject to the terms of release as required by the Executive Director of the Commission or the Exchange which provide that holders of performance shares in a natural resource company will be entitled to a pro-rata release of those shares on the basis of 15% of the original number of performance shares for every $100,000 expended on exploration and development of a resource property calculated proportionately after the first $100,000 expenditure.  No more than 50% of the original number of performance shares may be released in any twelve-month period and no expenditure on exploration and development made prior to the date of a company’s initial public offering may be included.  Where administrative expenses exceed 33% of total expenditures during the period on which the calculation is based, the pro-rata release factor of 15% will be reduced to 7.5% and the percentage of the original number of performance shares available for release in any twelve-month period will be reduced to 25%.  Resource property option payments cannot be included as expenditures on exploration and development of a resource property for the purpose of calculating the allowable escrow release.

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

6.

The Company's executive offices are located in rented premises which it shares with Sydney Resource Corporation, a company which Barry C.J. Ehrl, President, CEO and Director of the Company, is a director and officer.

7.

On April 15, 2003, the Company entered into a financing agreement with SEC Oil and Gas Partnership (“SEC”) whereby SEC will provide US $700,000 to fund operating and development expenditures on the existing well pair constructed on the LAK Ranch Project.  In exchange for the funding, SEC will earn a direct, fully participating 49% interest in the existing well pair and will receive 49% of net revenues from the well pair until such time as it has received 1.2 times its original investment (US$840,000). Subsequent to achieving the payback, SEC’s working interest will be reduced to 33%. Under the terms of the agreement, the funding may only be spent on qualifying operating and development expenses on the existing well pair. In addition, SEC will have the right to participate for a 33% working interest in up to one new well pair per year for each of the calendar years 2004 through 2007.  Charles Haegelin, a significant shareholder of the Company, is General Partner of SEC.

No director, senior officer, relative or associate of such persons was indebted to the Company during the current financial year ending April 30, 2003.

Interests of Experts and Counsel

Not applicable.

Item 8 – Financial Information

Consolidated Financial Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 17 hereof and filed as part of this Form 20-F Annual Report.  These financial statements include the consolidated balance sheets as at April 30, 2003 and 2002 and statements of loss and cash flows for each of the three years ended April 30, 2003.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 11 to the accompanying consolidated financial statements of the Company.

Legal Proceedings

There are no other actual or pending material legal proceedings to which the Company is or is likely to be a party or of which any of its properties is or is likely to be the subject.

Dividend Policy

The Company has not declared any dividends since incorporation in 1981 and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Significant Changes

Since April 30, 2003, the date of the most recent audited financial statements, the following significant changes have occurred:

1.

On August 18, 2003, the Company closed a private placement consisting of 4,000,000 units at a price of $0.15 per unit for gross proceeds of $600,000.  Each unit consisted of one Common Share and one half of one share purchase warrant.  Each whole share purchase warrant is exercisable for one Common Share at a price of $0.20 per share expiring August 12, 2004.  A finder’s fee of $6,930 was paid in cash on a portion of the private placement.

2.

On September 25, 2003, the Company closed a private placement consisting of 666,667 units at a price of $0.15 per unit for gross proceeds of $100,000.  Each unit consisted of one Common Share and one-half of one share purchase warrant.  Each whole share purchase warrant is exercisable for one Common Share at a price of $0.20 per share expiring September 25, 2004.  No finder’s fees were paid.

3.

On October 2, 2003, the Company announced that it had arrangement a private placement of 1,666,667 units at a price of $0.30 per unit for gross proceeds of $500,000.  Each unit consists of one Common Share and one share purchase warrant exercisable for one additional Common Share at a price of $0.40 per share for a period of one year from closing.  The private placement is subject to receipt of funds and regulatory approval.

4.

On October 22, 2003, the Company announced that it intends to extinguish a maximum of $148,732 in debt by issuing a maximum of 495,774 units at a price of $0.30 to one creditor. The units consist of one share valued at $0.30 and one share purchase warrant which may be redeemed within one year for one share at a price of $0.40. The issued shares will be subject to a four month hold period. The debt in question consists of a loan made to the Company by the creditor.  The debt settlement is subject to regulatory approval.

Item 9 – The Offer and Listing

Offer and Listings Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Common Shares on the Exchange for each full quarterly period within the within the two most recent fiscal years:

PERIOD	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
2003
Fourth Quarter (1)	$0.30	$0.06	$0.23	$0.04
Third Quarter	$0.10	$0.05	$0.075	$0.03
Second Quarter	$0.14	$0.05	$0.09	$0.038
First Quarter	$0.24	$0.07	$0.21	$0.06
2002
Fourth Quarter	$0.31	$0.15	$0.21	$0.1167
Third Quarter	$0.42	$0.23	$0.27	$0.13
Second Quarter	$0.49	$0.22	$0.32	$0.16
First Quarter	$0.60	$0.41	$0.40	$0.28

Notes:

(1)

The Common Shares were consolidated on a 3 for 1 basis on March 3, 2003.

The following table sets forth the annual high and low market prices for the five fiscal years ending April 30, 2002:

YEARS ENDING APRIL 30	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
2003 (1)	$0.30	$0.05	$0.23	0.03
2002	$0.60	$0.15	$0.40	$0.1167
2001	$1.18	$0.41	$0.505	$0.28
2000	$1.25	$0.31	n/a (2)	n/a (2)
1999	$0.75	$0.34	n/a (2)	n/a (2)

Notes:

(1)

The Common Shares were consolidated on a 3 for 1 basis on March 3, 2003.

(2)

The Common Shares commenced trading on the NASD OTC Bulletin Board Service on January 4, 2001.

The following table sets forth the high and low market prices for the most recent six months:

MONTH	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
September 2003	$0.35	$0.25	$0.23	$0.12
August 2003	$0.28	$0.19	$0.23	$0.105
July 2003	$0.28	$0.12	$0.18	$0.08
June 2003	$0.13	$0.12	$0.20	$0.10
May 2003	$0.15	$0.11	$0.11	$0.07
April 2003	$0.30	$0.14	$0.23	$0.075

The closing price of the Company’s shares on October 16, 2003was $0.35 on the Exchange and US $0.30 on the NASD OTC Bulletin Board Service.

There have been no trading suspensions in the prior three years.

Plan of Distribution

Not applicable.

Markets

The Common Shares trade on the Exchange under the symbol “DRK” and on the NASD OTC Bulletin Board Service under the symbol “DRKOF”.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10 – Additional Information

Share Capital

Not applicable.

Memorandum of Articles of Association

Objects and Purposes of the Company

The Memorandum of the Company places no restrictions upon the Company’s objects and purposes.

Directors’ Powers

Section 12.6 of the Articles of the Company (the “Articles”) provides that a director who is in any way directly or indirectly interested in a contract or proposed contract or transaction with the Company shall declare the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Company Act of the Province of British Columbia (the “Company Act”).  Subject to the Company Act, a director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall not be counted, but he may be counted in the quorum present at the meeting at which such vote is taken.  Subject to the Company Act, the foregoing shall not apply to:

(a)

any contract or transaction relating to a loan to the Company, which a director of a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan; or

(b)

any contract or transaction made or to be made with, or for the benefit of an affiliated corporation or a subsidiary corporation of which a director is a director; or

(c)

any contract by a director to subscribe for shares, debentures or debt obligations to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly, interested if all the other directors are also, director or indirectly interested in the contract, arrangement or transaction; or

(d)

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

Section 12.4 of the Articles provides that the remuneration of the Directors as such may from time to time be determined by the Directors, unless by ordinary resolution the members determine that such remuneration shall be determined by the members, such remuneration to be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.  The Directors shall be repaid such reasonable expenses as they may incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that, in the opinion of the Directors, are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he may be entitled to receive, and the same shall be charged as part of the ordinary expenses of the Company.  Unless otherwise determined by ordinary resolution, the Directors on behalf of the Company, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any gratuity, pension or allowance.  There are no restrictions in the Articles upon the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Section 8.1 of the Articles provides that the directors may from time to time at their discretion authorize the Company:

(a)

to guarantee the indebtedness of an affiliate of the Company or of any other person;

(b)

to borrow money for the purposes of the Company or an affiliate of the Company in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

(c)

to issue bonds, debentures and other debt obligations either as principal debtor or as surety or guarantor for any liability or obligation, contingent or otherwise, of an affiliate of the Company or of any other person;

(d)

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

Section 114 of the Company Act provides that no person is qualified to act as a director if that person is:

(a)

under the age of 18 years;

(b)

found to be incapable of managing the person’s own affairs by reason of mental infirmity;

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

Section 13.1 of the Articles provides for the removal of a Director, which states that the directorship of a Director shall be immediately terminated:

(a)

if he is found to be incapable of managing the person’s own affairs by reason of mental infirmity;

(b)

if he becomes bankrupt;

(c)

if by notice in writing to the Company at its registered office he resigns;

(d)

if he is removed pursuant to Article 14.2;

(e)

if he is convicted within or without the Province of an offence;

(i)

in connection with the promotion, formation or management of a corporation; or

(ii)

involving fraud;

unless 5 years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed, or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed by this paragraph ceases on a pardon being granted under the Criminal Records Act (Canada); or

(f)

if the Company is a reporting company, if his registration in any capacity under the Securities Act or the Mortgage Brokers Act or the Commodity Brokers Act is cancelled, unless the Securities Commission, the Superintendent of Brokers or the Registrar of Companies, whichever is applicable, otherwise orders, or unless five years have elapsed since the cancellation of the registration; or

(g)

if he ceases to be qualified to act as a Director pursuant to the Company Act.

(h)

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

Annual General Meetings and Extraordinary General Meetings

The Company Act provides that the Company must hold an annual general meeting at least once in every calendar year and not more than 13 months after the date that the last annual general meeting was held.  If the Company fails to hold an annual general meeting, the Supreme Court of British Columbia may, on the application of a shareholder of the Company, call or direct an annual general meeting.  The Company must give to its members entitled to receive notice of a general meeting not less than 21 days’ notice of any general meeting of the Company, but those members may waive or reduce the period of notice for a particular meeting by unanimous consent in writing.  The Company Act requires the directors of a reporting company to provide with notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with and conduct of the general meeting.  Prior to each annual general meeting of its members the directors of the Company must place comparative financial statements, made up to a date not more than 6 months before the annual general meeting, the report of the auditor, and the report of the directors to the members.

The directors of the Company may, whenever they see fit, convene an extraordinary general meeting.  One or more shareholders of the Company may also requisition an extraordinary general meeting so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition an extraordinary general meeting.  After receiving such requisition, the Company’s directors must immediately give notice of the extraordinary general meeting which must be held within four months after the date of delivery of the requisition to the Company.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Company

No provision of the Company’s Articles, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes to Capital

There are no conditions imposed by the Company’s memorandum and articles governing changes in the capital where such conditions are more stringent than is required by the law of British Columbia.

Material Contracts

The following material contracts have been entered into by the Company within the past two years, copies of which may be inspected between the hours of 10:00 am and 5:00 p.m. at the head office of the Company located at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8.

(a)

Loan agreement dated October 30, 2001 between the Company and Western Industrial, Inc. for US $89,838.35.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

(b)

Settlement agreement dated November 21, 2001 with Asdar Group whereby Asdar released the lis pendens filed against the property and relinquished any claim to any right or interest in the LAK Ranch Project.  “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

(c)

Assignment Agreement dated August 9, 2002 between the Company and Equiva Trading Company with respect the assignment of the May 17, 2001 agreement (to purchase crude oil produced from the LAK Ranch Project) to Shell Trading (US) Company.

(d)

Leasing proposal dated August 19, 2002, as amended September 3, 2002, between the Company and Oxford Properties Group with respect to the head office space.

(e)

Lease Agreement dated September 6, 2002 between the Company, Marine Building Holdings Ltd. and OMERS Realty Corporation with respect to the head office space.

(f)

Heads of Agreement dated April 15, 2003 between the Company and with SEC Oil and Gas Partnership with respect to financing for the LAK Ranch Project.  “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

(g)

Letter Agreement dated October 3, 2003 between the Company and Bateman Engineering Inc. pursuant to which the parties agreed to extend the due date of a note to March 31, 2004.

(h)

Stock Option Plan approved by the shareholders on November 28, 2002 and approved by the Exchange on July 28, 2003.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of Common Shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Taxation” on page 59.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

The following describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non-Canadian”).

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels of the business activity of which is related to Canada’s cultural heritage or national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

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

The following investments by a non-Canadian are subject to review under the Act:

1.

direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

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

The Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

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

Taxation

Canadian Federal Income Tax Consequences

The following is a discussion of the material Canadian federal income tax consequences applicable to a holder of Common Shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his Common Shares in connection with carrying on a business in Canada (a “non-resident holder”).  Accordingly, shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.

Dividends

Dividends paid on the Common Shares to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the “taxable capital gain”) is included in income, and one half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a Common Share will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Common Shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Common Shares, subject to the relieving provisions of the Treaty described below.  The Common Shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain “rollover” transactions.  This would include transactions under Sections 85 and 87 of the ITA which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of Common Shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources. It is a question of fact as to whether the value of the Company's common shares results principally from real property in Canada.  Although a tax opinion on this matter has not been obtained, given the nature of the Company's business and its stage of development, we have concluded that the value of our shares would likely fall into this category;

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time; or

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

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

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Registrant will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

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

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 12 – Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13 – Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Part III

Item 15 –Controls and Procedures

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed.  The Company does not have an executive committee.  All directors are elected for a one-year term.  All officers serve at the pleasure of the Board.

The Company’s Board of Directors has one committee, the Audit Committee.  The members of the Audit Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committee.

The Audit Committee, comprised of Edward Byrd, Patrick Boswell and John Lush, has the responsibility of reviewing with the Company’s Auditor all financial statements to be submitted to an annual general meeting of the shareholders of the Company, prior to their consideration by the Board of Directors.  All of the audit committee members are independent directors.

On October 16, 2003, management concluded its evaluation of the effectiveness of our disclosure controls and procedures. As of that date, the Company's Chief Executive Officer concluded that the Company maintains effective disclosure controls and procedures relating to transactions, assets, liabilities, accounting and other records and public reporting and disclosure that ensure information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.  Specifically, the disclosure controls and procedures assure that information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of management's evaluation.

Item 16 – Reserved

Part IV

Item 17 – Financial Statements

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

Item 18 – Financial Statements

Not applicable.

Item 19 – Exhibits

(a)

Financial Statements

1.

The audited consolidated financial statements which include the consolidated balance sheets as at April 30, 2003 and 2002 and statements of operations, cash flows, shareholders’ equity and development expenditures for each of the years in the three years ended April 30, 2003 together with the notes thereto.

(b)

Exhibits

1.

Certificate of Incorporation, Name Changes and Articles/By-Laws of the Company

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

2.

Instruments defining the rights of holders of equity or debt securities being registered.  Not applicable.

3.

Voting Trust Agreements:  Not Applicable

4.

Material Contracts:

4.1

Option Agreement dated September 24, 1997, as amended April 21, 1998 and December 11, 1998, between Derek Oil and Gas Corporation and Rising Phoenix Development Group Ltd. pursuant to which Derek Oil and Gas Corporation acquired two options to purchase from Rising Phoenix Development Group Ltd. up to a 75% working interest in the Original LAK Property and up to a 37.5% interest in the Adjoining Property.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.2

Model Form of Operating Agreement dated April 21, 1998 between Derek Oil and Gas Corporation and Rising Phoenix Development Group Ltd. setting out the terms of the joint venture between the parties and appointing the Company as operator of the LAK Ranch Project.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.3

Finder's Fee Agreement dated September 24, 1997 between Derek Oil and Gas Corporation and Yorkton Securities Inc.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.4

Escrow Agreement dated for reference November 7, 1997 among Montreal Trust Company of Canada, Derek Oil and Gas Corporation and Barry C.J. Ehrl.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.5

Letter dated April 10, 1998 from Texaco Trading and Transportation Inc. to Petrospec Corporation.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.6

Agreement dated May 3, 1999 among Derek Oil and Gas Corporation, Petrospec, Paul Trost and Rising Phoenix, pursuant to which the Company has agreed to issue 100,000 Common Shares to each of Petrospec and Paul Trost in ten annual tranches of 10,000 Common Shares each to acquire varying portions of the overriding royalty interests held by Petrospec and Paul Trost pursuant to the terms of the Petrospec Agreement.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.7

Agreement dated September 30, 1999 between Derek Oil and Gas Corporation and MTARRI pursuant to which MTARRI was terminated as project manager of the LAK Ranch Project and the arrangement to pay MTARRI a percentage of all third party expenses incurred on the LAK Ranch project was terminated effective September 30, 1999.  MTARRI will continue to be paid consulting fees based on the hourly and daily fees for Paul Trost's services.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.8

Agreement dated November 9, 1999 among Derek Oil and Gas Corporation, Sheri Tietjen and Donald B. Roberts, pursuant to which the Company has agreed to acquire (a) 1.6875% of the overriding royal interests from Sheri Tietjen by paying US $25,000 and issuing 50,000 Common Shares; and (b) 1.6875% of the overriding royalty interests from Donald B. Roberts by paying US $25,000 and issuing 50,000 Common Shares.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.9

Memorandum of Understanding dated March 20, 2000 between Derek Oil and Gas Corporation and Bateman International BV of the Netherlands pursuant to which BIBV agreed to provide professional project management, engineering, design, procurement and construction management services to the Company for a fee of 5% of the total cost of the pilot plan at the LAK Ranch Project as it relates to the surface facility, subject to a minimum of US $150,000 and reimbursement of costs.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.10

Agency Agreement dated June 9, 2000 between Derek Oil and Gas Corporation and Yorkton Securities Inc. pursuant to which Yorkton was appointed to act as Agent for a best efforts brokered private placement of 7,050,000 units at a price of $0.42 per unit for gross proceeds of $2,961,000.

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

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.12.

Management agreement dated September 30, 2000 between Derek Oil and Gas Corporation and Barry Ehrl, President, CEO and Director of the Company.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.13

Management agreement dated September 30, 2000 between Derek Oil and Gas Corporation and Frank Hallam, CFO and Director of the Company.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.14

Gas Sales Agreement dated December 15, 2000 between Derek Oil and Gas Corporation and Western Gas Resources, Inc. to supply 100% of the first 1,500 MMBtu per day of the Company’s natural gas requirements at the LAK Ranch Project.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.15

Recorded Certificate of Purchase dated April 13, 2001 executed by the Weston County Sheriff confirming the sale of Asdar Group’s 25% interest in the LAK Ranch Project to Derek Oil and Gas Corporation by way of a mortgage foreclosure.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.16

Letter agreement dated April 30, 2001 between Derek Oil and Gas Corporation and First Echelon Ventures Inc. pursuant to which the Company sold its rights and interests in the Morton Project to First Echelon for the sum of US $100,000.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.17

Lease Purchase Agreement dated May 17, 2001 between Derek Oil and Gas Corporation and Equiva Trading Corporation (the trading arm of Texaco), pursuant to which Equiva purchased crude oil produced from the LAK Ranch Project.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.18

Finder’s Fee Agreement dated May 30, 2001 between Derek Oil and Gas Corporation and Tecucomp Geological Inc. pursuant to which Tecucomp was engaged by the Company to assist in finding a joint venture partner or financier for the development of the LAK Ranch Project.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.19

Letter agreement dated June 21, 2001 between Derek Oil and Gas Corporation and Bateman Project Holdings Limited of Johannesburg, South Africa pursuant to which Bateman agreed to defer US $471,183 of debt payable by the Company until May 31, 2002.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.20

Assignment of a Federal Lease dated July 6, 2001, as amended July 10, 2001, from Edel P. Smith and Accidental Oil Company pursuant to which the Company acquired an additional 80 acres in the LAK Ranch Project.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.21

Loan agreement dated May 3, 2001 between Derek Oil and Gas Corporation and Westerton Management Corp. for US $56,500.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.22

Loan agreement dated May 9, 2001 between Derek Oil and Gas Corporation and Marble Hall Investments Ltd. for US $75,000.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.23

Loan agreement dated May 9, 2001 between Derek Oil and Gas Corporation and Wet Coast Management Corp. for US $75,000.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.24

Loan agreement dated June 6, 2001 between Derek Oil and Gas Corporation and Sparten Establishment for US $100,000.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.25

Loan agreement dated June 27, 2001 between Derek Oil and Gas Corporation and Cristina Casati for US $100,000.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.26

Loan agreement dated June 28, 2001 between Derek Oil and Gas Corporation and Savannah Consulting Ltd. for US $50,000.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.27

Loan agreement dated June 28, 2001 between Derek Oil and Gas Corporation and John F.P. Lush for US $50,000.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.28

Loan agreement dated October 30, 2001 between Derek Oil and Gas Corporation and Western Industrial, Inc. for US $89,838.35.

-- Incorporated by Reference to Form 20-F 2002 Annual Report --

4.29

Assignment Agreement dated August 9, 2002 between Derek Oil and Gas Corporation and Equiva Trading Company with respect the assignment of the May 17, 2001 agreement (to purchase crude oil produced from the LAK Ranch Project) to Shell Trading (US) Company.

-- Incorporated by Reference to Form 20-F 2002 Annual Report –

4.30

Leasing proposal dated August 19, 2002, as amended September 3, 2002, between Derek Oil and Gas Corporation and Oxford Properties Group with respect to the head office space.

-- Incorporated by Reference to Form 20-F 2002 Annual Report –

4.31

Lease Agreement dated September 6, 2002 between Derek Oil and Gas Corporation, Marine Building Holdings Ltd. and OMERS Realty Corporation with respect to the head office space.

4.32

Heads of Agreement dated April 8, 2003 between Derek Oil and Gas Corporation and SEC Oil and Gas Partnership with respect to financing for the LAK Ranch Project.

4.33

Letter Agreement dated October 3, 2003 between the Company and Bateman Engineering Inc. pursuant to which the parties agreed to extend the due date of a note to March 31, 2004.

4.34

Stock Option Plan approved by the shareholders on November 28, 2002 and approved by the Exchange on July 28, 2003.

5.

Foreign Patents: Not Applicable.

6.

Statement Explaining Calculation of Earnings per Share Information:  Not Included

7.

Statement Explaining Calculation of Ratio of Earning to Fixed Charges, Ratio of Combined Fixed Charges and Preferred Stock Dividends or any other Ratios:  Not Included

8.

Diagram of Parent and Subsidiaries: Not Included.

9.

Statement Regarding Financial Statements Filed in Registration Statements for Initial Public Offering of Securities:  Not Applicable

99.1

Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12

Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Signature Page

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DEREK RESOURCES CORPORATION
(Registrant)
October 22, 2003	/s/ Barry C.J. Ehrl
Date	Barry C.J. Ehrl, President, CEO and Director