Form 20-F
DEREK OIL & GAS CORP
filed 2004-11-16
CIK 1087072

United States Securities and Exchange Commission Washington, DC 20549
Form 20-F 2004 Annual Report
(Mark One)
Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Or
X	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended	April 30, 2004
Or
For the Transition Period From	To
Commission File Number:	0-30072

Derek Oil & Gas Corporation (formerly Derek Resources Corporation)
(Exact Name of Registrant As Specified In Its Charter)
Not Applicable
(Translation of Registrant’s Name Into English)
British Columbia, Canada
(Jurisdiction of Incorporation or Organization)
#1201 - 1111 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3
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
30,165,795 Common Shares

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

Glossary of Terms

PART I

Item 1 – Identity of Directors, Senior Management and Advisers

Item 2 – Offer Statistics and Expected Timetable

Item 3 – Key Information

Item 4 – Information on the Company

Item 5 – Operating and Financial Review and Prospects

Item 6 – Directors, Senior Management and Employees

Item 7 – Major Shareholders and Related Party Transactions

Item 8 – Financial Information

Item 9 – The Offer and Listing

Item 10 – Additional Information

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

Item 12 – Description of Securities Other than Equity Securities

PART II

Item 13 – Defaults, Dividend Arrearages and Delinquencies

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

PART III

Item 15 –Controls and Procedures

Item 16A - Audit Committee Financial Expert

Item 16B - Code of Ethics

Item 16C - Principal Accountant Fees and Services

Item 16D - Exemptions from the Listing Standards for Audit Committees

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART IV

Item 17 – Financial Statements

Item 18 – Financial Statements

Item 19 – Exhibits

SIGNATURE PAGE

The information contained in this Annual Report is current at October 22, 2004 except where a different date is specified.

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company are set forth in Note 10 to the accompanying Consolidated Financial Statements of Derek Oil & Gas Corporation.

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

"Company" refers to Derek Oil & Gas Corporation.

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

“Registrant” refers to Derek Oil & Gas Corporation.

"SAGD" refers to the Steam Assisted Gravity Drainage approach to the thermal recovery of heavy oil.  The SAGD process uses a lower level horizontal production well and an upper level horizontal and/or vertical steam injection well and recovers oil by gravity drainage.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

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

Part I

Item 1 – Identity of Directors, Senior Management and Advisers

See “Item 6 – Directors, Senior Management and Employees”.

Item 2 – Offer Statistics and Expected Timetable

Not applicable.

Item 3 – Key Information

Selected Financial Data

Selected financial data of the Company for the five fiscal years ending April 30, 2004 are derived from the financial statements of the Company of which the three years ending April 30, 2004 have been audited by PricewaterhouseCoopers LLP as indicated in their auditor's reports which are included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 2001 and 2000 are derived from the Company's audited financial statements, also audited by PricewaterhouseCoopers LLP, not included herein.

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

The financial statements of the Company and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").  The major differences between Canadian GAAP and U.S. GAAP that would affect the measurement of the Company's financial position, loss or cash flows are set forth in Note 10 to the accompanying Consolidated Financial Statements of the Company.

SELECTED FINANCIAL DATA

(CDN$ except Per Share Data)

	Years Ended April 30
	2004	2003	2002	2001	2000
Interest and Other Income	11,324	23,299	1,024	131,435	19,824
Loss for the Year	1,569,893	522,877	1,062,580	826,342	675,731
Loss Per Share	0.06	0.04	0.09	0.11	0.26
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Total Assets	14,654,434	14,324,348	14,012,260	12,503,031	2,071,694
Long Term Liabilities	0	0	506,000	0	0
Oil and Natural Gas Properties (included in Total Assets)	13,814,938	14,217,018	13,910,104	12,249,321	1,523,623
Deficit at End of Period	13,690,496	12,120,603	11,597,726	10,535,146	9,708,804

Share Capital
($)	27,080,110	24,360,559	22,464,255	20,357,250	11,575,653
Number of Securities (1)	30,165,795	19,036,019 (2)	38,145,022	31,447,621	9,958,379

US GAAP Shareholders’ Equity (3)	14,290,820	12,672,206	10,866,529	9,919,604	2,001,849
US GAAP Net Loss (Earnings) (2) (3)	1,563,371	310,627	1,062,580	859,859	675,731
US GAAP Loss (Earnings) Per Share (3)	0.06	0.02	0.09	0.11	0.26

Notes:

(1)

There are 32,821,616 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report.

(2)

During Fiscal 2003, the Company consolidated its share capital on a 3 for 1 basis.  Loss per share has been presented to give retroactive effect to the share capital consolidation.

(3)

Refer to discussion in “Item 5 - Operating and Financial Review and Prospects”.

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars on October 22, 2004 was $0.8078.

The following table sets out the average exchange rates for the five most recent financial years, calculated using the average of the exchange rates on the last day of each month in such periods:

Years Ended April 30
2004	2003	2002	2001	2000
US$0.7441	US$0.6454	US$0.6379	US$0.6616	US$0.6804

The high and low exchange rates for each month during the previous six months are as follows:

Month	High	Low
April 2004	US$0.7637	US$0.7293
May 2004	US$0.7364	US$0.7158
June 2004	US$0.7459	US$0.7261
July 2004	US$0.7644	US$0.7489
August 2004	US$0.7665	US$0.7506
September 2004	US$0.7906	US$0.7650

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

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company and the directors and officers of the Company may be limited due to the fact that the Company and these persons reside outside of the United States and, in respect of the directors and officers, their assets are located outside the United States.  There is uncertainty as to whether Canadian courts would:  (i) enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.  In Canada, civil rights are within the legislative jurisdiction of the Provinces, and the Province of British Columbia, in which the Company and the majority of its directors and officers are resident, does not have laws for the reciprocal enforcement of judgments of United States courts.

We are a Passive Foreign Investment Company for United State Federal Income Tax Purposes which may have consequences for U.S. investors.

The Company believes that it is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources.  As a result, a United States holder of Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders’ Common Shares or upon receipt of “excess distributions,” unless such holder of common shares elect to be taxed currently on his or her pro rata portion of the Company’s income, whether or not the income was distributed in the form of dividends or otherwise.  The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.  Otherwise, the election may only partially apply.  Further, the elections will increase the administrative and regulatory burden on the Company.  See “Passive Foreign Investment Company” on page 55.

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

At July 31, 2004, the Company had working capital of $309,830.  The LAK Ranch Project does not presently generate revenue and the Company is dependent on its shareholders to support it as a going concern.  While the Company has been successful in obtaining financing from shareholders and directors in the past, there is no assurance the Company will continue to be successful in raising necessary financing.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

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

The Company, its consultants and project operators maintain a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other operating accidents or disruptions.  The Company also has operational and emergency response procedure and safety and environmental programs in place to reduce potential loss exposure.  To the best of the Company’s knowledge, the Company is currently operating in compliance with all applicable environmental regulations.

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

The Company has experienced, on a consolidated basis, losses in all years of its operations.  There can be no assurance that the Company will operate profitably in the future, if at all.  At April 30, 2004, the Company's deficit was $13,690,496.

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

The Company's operations at the LAK Ranch Project are in the United States and the expenses of such operations are payable in U.S. dollars while the Company's functional currency is the Canadian dollar.  The majority of the Company’s financings to date has been in Canadian dollars and will continue to be in Canadian dollars for the foreseeable future.  Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian and U.S. dollars.  Although this has not had a materially adverse affect on the Company's results of operations to date, this may have a materially adverse affect on the Company's results of operations in the future.  The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses relating to non-current monetary assets or liability, which are deferred and amortized over the remaining life of the asset or liability.

Our share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many petroleum companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company’s Common Shares fluctuated from a high of $1.75 to a low of $0.42 within the twelve month period preceding the date of this Form 20-F Annual Report.  There can be no assurance that continual fluctuations in price will not occur.

We have outstanding options and warrants which, if exercised, could cause dilution to existing shareholders.

As at October 22, 2004, there were 2,910,000 stock options and 2,156,941 share purchase warrants outstanding pursuant to which Common Shares may be issued in the future, which will result in further dilution to the Company’s shareholders.

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

Item 4 – Information on the Company

Introduction

The Company was incorporated under the Company Act (British Columbia) on April 6, 1981 under the name Cove Energy Corporation.  The Company changed its name to Cove Resources Corporation on May 13, 1988 and to Consolidated Cove Resources Corporation (“Consolidated Cove”) on August 11, 1992.  On May 5, 1995, the Company consolidated its issued and outstanding share capital on a 4.6 for 1 basis and changed its name from Consolidated Cove to Derek Resources Corporation.  On March 3, 2003, the Company further consolidated its issued and outstanding share capital on a 3 for 1 basis and changed its name to its current name, Derek Oil & Gas Corporation.

The Company is a reporting issuer in British Columbia and Alberta.  The Common Shares trade on the Exchange under the symbol “DRK” and on the NASD OTC Bulletin Board Service under the symbol “DRKOF”.

The address of the head office of the Company is #1201 - 1111 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3.  The telephone number of the head office is (604) 331-1757 or toll free (888) 756-0066.  The address for service and the registered and records office of the Company is Tupper Jonsson & Yeadon, Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2L3.  The Company’s website is www.derekoilandgas.com.

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

During Fiscal 2001, the Company issued 19,137,865 units at $0.42 per unit for gross proceeds of $8,037,903, which included the Yorkton brokered private placement.  In connection thereof, an additional aggregate of 410,377 units, 705,000 share purchase warrants and $308,656 was paid by the Company as finder’s fees and other costs.  The proceeds of the private placements in Fiscal 2001 were used for the construction of the pilot plant facility at the LAK Ranch Project and for general working capital.  The Company also issued 1,811,500 Common Shares on the exercise of 1,811,500 previously issued share purchase warrants resulting in gross proceeds to the Company of $973,470.  Another 72,000 Common Shares were issued on the exercise of stock options for gross proceeds to the Company of $35,380.

During the year ended April 30, 2001, the Company completed the construction of a pilot plant to test the production potential on the LAK Ranch Project using SAGD technology.  By December 19, 2000, the Company had spent US $3,868,144 on construction of the pilot plant facility to meet the earn-in requirements of the LAK Agreement.

Rising Phoenix’s remaining interest in the LAK Ranch Project was eventually assigned to Asdar Group (“Asdar”) on October 13, 2000 and Asdar became the Company's joint venture partner in the LAK Ranch Project.  Asdar made no payments to the Company with respect to their share of operating costs for the LAK Ranch Project and on April 13, 2001 the Company foreclosed on all of Asdar’s rights and interests in the LAK Ranch Project.  To effect foreclosure, the Company bid an amount of US $852,571.11 to purchase all of Asdar’s rights and interests.  Asdar responded by filing a lis pendens notice of claim, thereby providing public notice that a lawsuit involving title was being brought against the LAK Ranch Project.

Prior to the court hearing, Asdar agreed to a settlement.  Pursuant to the terms of the Settlement Agreement dated November 21, 2001 between the Company and Asdar, Asdar agreed to relinquish any claim to any right or interest in the LAK Ranch Project.  In return it received a proportionate reducible gross overriding royalty on the property of 0.70%.  Payment of the royalty is retroactive to the commencement of production.  Asdar was also granted certain participation rights in the event that the Company should sell some or all of its rights and interests in the property.  From any net sales proceeds, Asdar will receive a 7.5% interest in the first US $7.5 million of net proceeds and 1% of any proceeds thereafter, subject to certain adjustments.

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

Pilot plant operations were suspended in January of 2002 pending the grant of a surface water discharge permit from the State of Wyoming.  This permit was granted on January 31, 2002 but pilot plant operations were not restarted subsequent to January, 2002 as the Company decided to seek further funding for the project before recommencing pilot plant operations.

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

During Fiscal 2004, the Company was successful in advancing the LAK Ranch Project by bringing in two partners.  In October 2003, the Company entered into an agreement with SEC Oil and Gas Partnership (“SEC”), whereby, in consideration of SEC funding US$700,000 of capital and operating expenditures on the LAK Ranch Project, SEC would receive a 49% revenue interest in the initial well, until 1.2 times payback, when the SEC interest in that initial well would revert to a 33% working interest. On October 30, 2003, the terms of this agreement were amended such that SEC would earn a 5% working interest in the LAK Ranch Project by advancing to the Company the sum of US$600,000 (paid in trust). SEC will under this amended agreement receive a 10% revenue share until 1.2 times payback (US$720,000) at which time their revenue interest will revert to 5%.

In January 2004, the Company concluded an agreement with Ivanhoe Energy (“Ivanhoe”), whereby Ivanhoe can earn up to a 60% interest in the LAK Ranch Project by expending US$5,000,000 on capital development of the Project. The parties to this agreement are responsible for their respective share of the operating costs and receive a revenue share proportional to their interest at the time. Ivanhoe will earn an initial interest of 30% and will earn an additional 6% for each US$1,000,000 expended. Their interest will be adjusted quarterly based on expenditures made.

A number of financings were completed during Fiscal 2004. The Company completed two private placements raising $700,000 consisting of 4,666,667 units. Each unit consisted of one share and one half-share purchase warrant. Each whole warrant entitles the holder to purchase another share for $0.20 until August 14, 2004 or in the case of one placee, September 29, 2004.  The Company completed a placement of 1,666,667 units at a price of $0.30 per unit, raising $500,000. Each unit consisted of one share and one share purchase warrant. Each warrant entitles the holder to purchase an additional share for $0.40 until November 5, 2004.  The Company also completed a placement of 729,000 units at a price of $0.75 per unit, raising $546,750. Each unit consisted of one share and one half-share purchase warrant. Each full share purchase warrant entitles the holder to purchase an additional share for $0.90 until February 5, 2006.

Also during Fiscal 2004, the Company settled an outstanding note in the principal amount of US$100,000 together with accrued interest of US$11,628 for 495,744 units in the Company. Each unit consists of one common share and one share purchase warrant. Each warrant allows the holder to purchase another common share in the Company at a price of $0.40 until

November 5, 2004.  In addition, a total of 2,196,668 warrants and 275,000 stock options were exercised raising an additional $622,249.

At the end of Fiscal 2004, steaming operations commenced at the LAK Ranch and Phase 1 of a short-term cyclic steam injection test was completed during the quarter ended July 31, 2004.

At October 22, 2004, the outstanding warrants and options represented a total of 5,066,941 Common Shares issuable for a maximum of $2,070,176 if these warrants and options are ultimately exercised in full.  The exercise of these warrants and options is completely at the discretion of the respective holders and the Company has had no indication that any of these warrants or options may be exercised.

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

For the three years ended April 30, 2004, the Company’s income was as follows:

	Year Ended April 30, 2004	Year Ended April 30, 2003	Year Ended April 30, 2002
Gain on settlement of accounts payable	25,398	-	-
Gain on settlement of notes payable	-	37,750	-
Interest and other income	11,324	23,299	1,024
Totals	$36,722	$61,049	$1,024

Organizational Structure

The Company has a wholly owned subsidiary, Derek Resources (U.S.A.) Inc. incorporated by the Company under the laws of the State of Delaware on August 18, 1981 under the name Cove Energy Inc.  On December 18, 2000, Cove Energy Inc. changed its name to Derek Resources (U.S.A.) Inc.  The registered and records office of Derek USA is located at No. 100 West Tenth Street, Wilmington, Delaware.  The principal business address of Derek USA is #1201 – 1111 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3.  The authorized share capital of Derek USA consists of 2,000 common shares without par value of which one common share issued and outstanding is registered in the name of the Company.

Property, Plants and Equipment

The Company's executive offices are located in rented premises of approximately 2,371 square feet at #1201 – 1111 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3, telephone (604) 331-1757.  The Company began occupying this facility in May 2004 on a three-year lease at an approximate cost of $4,530 per month.  It is considered adequate for current needs.

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

During Fiscal 2004, the Company brought two partners in on the LAK Ranch Project.  See “SEC Oil and Gas Partnership” and “Ivanhoe Energy”.  Ivanhoe is the current operator and is responsible for the operation of all programs on the LAK Ranch Project.  As at July 31, 2004, the ownership of the LAK Ranch Project was Ivanhoe 33%, SEC 5% and the Company 62%.

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

Rising Phoenix’s remaining interest in the LAK Ranch Project was eventually assigned to Asdar Group (“Asdar”) on October 13, 2000 and Asdar became the Company's joint venture partner in the LAK Ranch Project.  Asdar made no payments to the Company with respect to their share of operating costs for the LAK Ranch Project and on April 13, 2001 the Company foreclosed on all of Asdar’s rights and interests in the LAK Ranch Project.  To effect foreclosure, the Company bid an amount of US $852,571.11 to purchase all of Asdar’s rights and interests.  Asdar responded by filing a lis pendens notice of claim, thereby providing public notice that a lawsuit involving title was being brought against the LAK Ranch Project.

Prior to the court hearing, Asdar agreed to a settlement.  Pursuant to the terms of the Settlement Agreement dated November 21, 2001 between the Company and Asdar, Asdar agreed to relinquish any claim to any right or interest in the LAK Ranch Project.  In return it received a proportionate reducible gross overriding royalty on the property of 0.70%.  Payment of the royalty is retroactive to the commencement of production.  Asdar was also granted certain participation rights in the event that the Company should sell some or all of its rights and interests in the property.  From any net sales proceeds, Asdar will receive a 7.5% interest in the first US $7.5 million of net proceeds and 1% of any proceeds thereafter, subject to certain adjustments.

Figure 1 – LAK Ranch Project

DEREK OIL & GAS CORPORATION
LAK RANCH PROPERTY
WESTON COUNTY, WYOMING
Range 61W
Range 60W
Township 45N
Township 44N
F
Sec. 1
Sec. 6
Sec. 12
Sec. 7
F
P
N
Sec. 10
Sec. 11
Sec. 15
Sec. 14
Sec. 11
Sec. 12
Sec. 14
Sec. 13
Sec. 12
Sec. 7
Sec. 13
Sec. 18
Sec. 15
Sec. 14
Sec. 22
Sec. 23
Sec. 14
Sec. 13
Sec. 23
Sec. 24
Sec. 13
Sec. 18
Sec. 24
Sec. 19
0.00
0.25
0.50
0.75
1.00
approximate scale in miles
Sec. 22
Sec. 23
Sec. 27
Sec. 26
Sec. 23
Sec. 24
Sec. 26
Sec. 25
Sec. 24
Sec. 19
Sec. 25
Sec. 30
F
F
F
LEGEND
P
original & adjoining LAK Property
F
Federal leases added to LAK Property
Sec. 13
Sec. 18
Sec. 24
Sec. 19
Section Corner
LAK Property located in
6th Prime Meridian (6th P.M.)

The following table sets forth details of the leases for the Original LAK Property and the Adjoining Property.

Description of Property
Tract A
Township 44 North, Range 60 West, 6th P.M., Weston County, Wyoming
Section 6:	SW¼, NE¼, E½NW¼, W½SE¼
Section 7:	W½, W½E½
Section 18:	S½SW¼, NW¼
Section 19:	W½W½, NE¼NW¼
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 1:	SE¼
Section 11:	SE¼, E½NE¼, S½SW¼
Section 12:	All
Section 13:	W½, S½SE¼
Section 14:	All
Section 22	NE¼
Section 23	N½, SE, E½SW¼
Section 24	N½, SE¼, E½SW¼
Section 25	NW¼NE¼, N½NW¼, SW¼NW¼, NW¼SW¼
Section 26	E½NE¼, NE¼SE¼
Section 30	W½NW¼
Tract B
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 24:	SE¼SE¼
Section 24:	NE¼SE¼
Section 25:	S½SW¼, NE¼SW¼, NW¼SE¼, E½NE¼, SW¼NE¼, SE¼NW¼
Tract C
Township 44 North, Range 60 West, 6th P.M., Weston County, Wyoming
Section 18:	N½SW¼
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 13:	NE¼, N½SE¼
Tract D
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 22:	SE¼
Section 27:	W½E½

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

The Company's interests in the Original LAK Property and the Adjoining Property were recorded in the Weston County, Wyoming records on December 21, 1998.  Pursuant to the terms of the LAK Agreement and the Settlement Agreement with Asdar, the Original LAK Property and the Adjoining Property are subject to gross overriding royalty interests as follows:

As to the Original LAK Property:		As to the Adjoining Property:
Name of Owner	Royalty Interest	Name of Owner	Royalty Interest

Lisa Stewart-deSnoo	6.2500%	Lisa Stewart-deSnoo	3.1250%
Toby Vineyard Trust	1.5000%	Sheri Tietjen	1.7500%
Tyler Vineyard Trust	1.5000%	Donald B. Roberts	1.7500%
Donald B. Roberts	3.0000%	Paul B. Trost	0.4073%
Paul B. Trost	1.1538%	Petrospec	0.5012%
Rick Jeffs	1.0000%	Rick Jeffs	1.0000%
The Company	5.8462%	The Company	2.7165%
Asdar Group	0.7000%	Asdar Group	0.7000%

Total	20.9500%	Total	11.9500%

Between May 3 and October 30, 2001, the Company granted additional royalties totalling US $0.1360838 per barrel of oil produced to certain lenders and debt holders.  The Company repurchased 4.4262% of these royalties previously held by various parties and effective October 18, 2004, the Company concluded its purchase of a further 1.42% royalty by paying Petrospec the sum of US $81,586 leaving outstanding third party royalties of 15.1038%.

In order to maintain the Original LAK Property and the Adjoining Property leases in an active state, minimum shut-in royalties for the 2003 calendar year totaling US$12,544 were paid to Rev. Lisa Stewart-deSnoo (as to US$6,400), Donald B. Roberts (as to US$3,072), Toby Vineyard Trust (as to US$1,536) and Tyler Vineyard Trust (as to US$1,536).  All shut-in royalties owing to royalty holders to the end of calendar 2003 have been paid out by the Company..  Shut-in royalties are monies paid to mineral interest owners (lessors) by the mineral interest lessee(s) during those time periods when no production of oil is occurring.  Alternatively, when production of oil is minimum and the income to the lessors falls below a predetermined base level, shut-in royalties of a certain minimal dollar mount must be paid annually to the mineral interest owners in order to maintain the lease in good standing.  A surface lease fee of US $600 per year is payable to True Ranches, a cattle ranch which operates on the property covering the LAK Ranch Project.  The Company is required to post a US $25,000 operator bond with the State of Wyoming for liability or damage to the leases.  An annual rental payment of $1.50 per acre is payable for the first five years of the federal oil leases.  Thereafter, the annual rental payment is $2.00 per acre.

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

Figure 2 – SAGD Process

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

The SAGD approach to the thermal recovery of heavy oil depends on long horizontal wells placed at the base of the reservoir.  Steam is introduced into the base of the reservoir.  Because of the low density of gaseous steam, it rises in the reservoir and heats the formation.  The heated oil and water (both condensed steam and heated formation water) in the formation drain down to the horizontal well from which they are produced to surface.  The mechanism by which the process proceeds within the reservoir is illustrated in Figure 2 on the previous page.

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

On June 21, 2001, a letter agreement was executed between the Company and Bateman Project Holdings Limited (“BPHL”) of Johannesburg, South Africa pursuant to which Bateman agreed to defer US $471,183 of debt payable by the Company until May 31, 2002.  Any amounts incurred in excess of US $471,183 would be due and payable in the normal course of business.  In consideration, Bateman would receive interest of 10% per annum commencing June 15, 2001 with both principal and interest due on May 31, 2002.  In addition, the Company granted a permanent gross over-riding royalty in the amount of US $0.0471 per barrel of oil produced net to the Company’s interest.  As security for the amount deferred, the Company granted a lien in favour of Bateman, first on the surface equipment owned by the Company and located on the LAK Ranch Project and secondly, if required to satisfy amounts outstanding on the repayment date, on the LAK Ranch Project itself.  The Company was not able to repay the principal and interest on May 31, 2002.  On August 21, 2002, BPHL agreed to settle one half of the total debt outstanding in exchange for common shares of the Company at a price of $0.10 per share with the remaining amount payable to be secured by way of a new note issued by the Company bearing interest at 10% per annum and maturing on September 30, 2003.  By an agreement dated October 3, 2003, the Company extended the due date on this note payable to March 31, 2004.  To gain this extension, the Company agreed to pay to Bateman the new sum of US $30,000 for arrears interest in order to bring the note current.  The new amount of the principal debt was US $285,757.54 but the debt was repaid by the Company in February 2004.

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

Pilot plant operations were suspended in January of 2002 pending the grant of a surface water discharge permit from the State of Wyoming.  This permit was granted on January 31, 2002 but pilot plant operations were not restarted subsequent to January, 2002 as the Company decided to seek further funding for the project before recommencing pilot plant operations.

All of the oil produced on the LAK Ranch Project to date has been sold to one customer, Equiva Trading Company of Denver, CO pursuant to a Lease Purchase Agreement executed between the parties on May 17, 2001.  Effective September 1, 2002, Equiva assigned this agreement to Shell Trading (US) Company.

SEC Oil and Gas Partnership

During Fiscal 2003, management was actively pursuing a partnership with an outside source to develop the LAK Ranch Project.  On April 15, 2003, the Company entered into an agreement with SEC Oil and Gas Partnership (“SEC”), whereby, in consideration of SEC funding US$700,000 of capital and operating expenditures on the LAK Ranch Project, SEC would receive a 49% revenue interest in the initial well, until 1.2 times payback, when the SEC interest in that initial well would revert to a 33% working interest. On October 30, 2003, the terms of this agreement were amended such that SEC would earn a 5% working interest in the LAK Ranch Project by advancing to the Company the sum of US$600,000. These funds were expended in their entirety in the quarter ended July 31, 2004.  Under this amended agreement, SEC will receive a 10% revenue share until 1.2 times payback (US$720,000) at which time their revenue interest will revert to 5%.

Ivanhoe Energy

The Company entered into a farm-in and joint operating agreement with Ivanhoe Energy (USA) Inc. (“Ivanhoe”) of Bakersfield, California dated January 20, 2004. Under the terms of this agreement, Ivanhoe will initially earn a 30% working interest by financing the re-activation of the LAK Ranch enhanced oil recovery (EOR) project and continuing study of the geology, reservoir and production methods necessary to implement a commercial EOR heavy oil project. Ivanhoe will have the option to increase interest in the project on an incremental basis; for each $1,000,000US invested in the project, Ivanhoe will earn an additional 6% working interest to a maximum 60% working interest upon a total capital investment of $5,000,000.  Ivanhoe is the current operator of the LAK Ranch Project.

Proposed Exploration Program

The current pilot phase is schedule to continue until June 2005. During this phase, Ivanhoe will:

•

conduct both cyclic and continuous steam injection tests of the existing horizontal producing well, and

•

acquire and process a high-resolution 3-D seismic survey.

During the last quarter the operator was successful in completing the first steam cycle at the LAK Ranch Project. This resulted in the acquisition of new reservoir data that will be used by Ivanhoe in planning the next phase of the pilot test, continuous steaming.

Currently the second steaming cycle is underway. After reviewing the results of the first phase it is apparent that more steam must be put into the reservoir before meaningful production can be obtained. The operator applied for and received a permit to allow increased pressure to be applied to the reservoir. This increase in pressure will allow for a more efficient application of steam to the reservoir.

The operator projects that the second cycle of steaming should be complete by the end of October and production from this cycle could commence in November.

The 3-D seismic survey is scheduled for the late fall so as to provide minimal disruption to the site’s ranching activities. Ivanhoe’s cost of the seismic survey is currently budgeted at US$900,000 (originally US$ 500,000). This survey will greatly help in determining the fault characteristics and other dynamics of the reservoir. This information will be utilized to determine where to locate the vertical steam injection wells as well as the most suitable locations for the next three production wells. Continuous steaming is scheduled to begin once five vertical slim injection wells have been drilled.

After this pilot phase, Ivanhoe may elect to continue by funding a Stage One development phase. This stage is scheduled to last from July 1, 2005 to June 30, 2007. It will consist of the drilling of three new horizontal producing wells, about 15 vertical slim hole steam injection wells, six observation wells, and 12 delineation wells to test the 3-D seismic geologic model. The cost of this stage is budgeted at US$5.8 million with Ivanhoe responsible for the first US$3.9 million and all participating parties responsible for their working interest share of the balance. The Company’s current budgeted portion of these fiscal 2006 costs is estimated to be US$ 665,000 and could be funded from projected LAK Ranch cash flow.

Should Ivanhoe elect not to proceed with the Stage One, its working interest dilutes to 15% and the Company would become operator.

Item 5 – Operating and Financial Review and Prospects

The following discussion of the financial condition, results of operations and cash flows of the Company for the years ended April 30, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.  The Company’s financial statements are presented in Canadian dollars have been prepared in accordance with Canadian GAAP.  Differences between accounting principles generally accepted in Canadian GAAP and U.S. GAAP, as applicable to the Company, are set forth in Note 10 to the accompanying Consolidated Financial Statements of the Company.

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

The Company has total and deferred exploration expenditures of $13,814,938 at April 30, 2004, $14,217,018 at April 30, 2003 and $13,910,104 at April 30, 2002, all of which was spent on the LAK Ranch Project.  The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the LAK Ranch Project, the ability of the Company to obtain the necessary financing to complete of the development of its property, any future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

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

The LAK Ranch Project does not presently generate revenue and the Company is dependent on its shareholders to support it as a going concern.  While the Company has been successful in obtaining financing from shareholders and directors in the past, there is no assurance the Company will continue to be successful in raising necessary financing.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

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

Operating Results

Year ended April 30, 2004 Compared to the Year ended April 30, 2003

During the last fiscal year the Company was successful in advancing the LAK Ranch Project by bringing in two partners.  Attracting two quality partners has enhanced the potential of the LAK Ranch Project as a prospective producing asset. Additionally, having these partners enabled the Company to raise sufficient funds to retire all existing notes payable and put Derek on stable financial footing. For example, working capital as at April 30, 2004 was in excess of $400,000 versus a working capital deficit of about $1,500,000 in the prior year.

A significant change in accounting policy occurred in fiscal 2004, the expensing of stock options.  This generates a larger “Net Loss per Share” figure in 2004 than would have been recorded under the preceding years accounting policies.  Almost   40% of the overall loss in the current year, was from the recognition of a stock option compensation expense of $631,956 (2003 – $ Nil), a non-cash item, under the new accounting policy.

Other major variances from fiscal 2003 are:

•

a law suit brought by Pacific Capital Markets resulted in the expensing of an additional $50,540 of shareholder communications expense in the quarter ended April 30, 2004,

•

the year ended April 30, 2004 had increased shareholder communications expense as the Company increased its marketing efforts,

•

legal expenses were higher for all quarters in fiscal 2004 as the Company successfully negotiated the farm-out agreements with SEC and Ivanhoe, and completed numerous private placements,

•

the retirement of the debt owed pursuant to promissory notes resulted in lower interest costs the fiscal 2004 quarters as well as a reduction of the accretion of notes payable expense,

•

consulting and management fees were higher in the quarters ending January 31 and April 30, 2004 as the management contract was reinstated to its full $10,000 month versus the reduced $5,000 per month that was paid in the prior quarters due to the financial condition of the Company, and

•

office administration costs increased as staff was increased during the fiscal 2004 year.

The Company's operations at the LAK Ranch Project are in the United States and the expenses of such operations are payable in U.S. dollars while the Company's functional currency is the Canadian dollar.  Most of the Company's financings to April 30, 2004 were in Canadian dollars and the majority will continue to be in Canadian dollars for the foreseeable future.  Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian and U.S. dollars.  Although this has not had a materially adverse affect on the Company's results of operations to date, this may have a materially adverse affect on the Company's results of operations in the future.  The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses.  For the year ended April 30, 2004, there was a net gain of $17,863 from foreign exchange, compared to a net gain of $74,293 for the year ended April 30, 2003.  The Company is not aware of any government currency policies or regulations which may affect the Company's operations.

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

US vs. Canadian GAAP

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The significant measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are described below:

	April 30
	2004	2003	2002
	$	$	$
Consolidated Statements of Loss:
Loss for the year under Canadian GAAP	(1,569,893)	(522,877)	(1,062,580)
Accretion on notes payable (a)	6,522	250,000	-
Gain on settlement of notes payable (a)	-	(37,750)	-
Loss for the year ended U.S. GAAP	(1,563,371)	(310,627)	(1,062,580)
Loss per share under U.S. GAAP	(0.06)	(0.02)	(0.09)

Consolidated Balance Sheets
Liabilities
Liabilities under Canadian GAAP	363,614	1,595,142	3,013,731
Equity component of notes payable (a)	-	203,300	132,000
Liabilities under U.S. GAAP	363,614	1,798,442	3,145,731

Shareholders’ Equity
Shareholders’ equity under Canadian GAAP	14,290,820	12,729,206	10,998,529
Notes payable (a)	-	(57,000)	(132,000)
Shareholders’ equity under U.S. GAAP	14,290,820	12,672,206	10,866,529

(a)

Certain of the notes payable, with options to convert principal and interest into Common Shares, have been split between debt and equity. Under U.S. GAAP, the conversion option would not be attributed any value and accordingly, the entire carrying amount of the notes payable would be classified as debt.

(b)

For U.S. GAAP purposes, the Company has prospectively adopted the fair value based method of accounting for stock-based compensation in accordance with Financial Accounting Standards (FAS) No. 148 and therefore there is no difference between Canadian and U.S. GAAP in this regard.

Liquidity and Capital Resources

The working capital of the Company is a direct result of funds raised from the sale of equity shares over the outflow into acquisition, exploration and development costs as well as administrative expenses.  The working capital balance (deficit) at the end of the following periods were:  April 30, 2004 - $440,749; April 30, 2003 - $(1,579,173); and April 30, 2002 - $(2,488,985).  The fluctuations stem from timing differences between when money is raised from equity issues and when expenditures are committed on exploration and development.

The Company's cash and cash equivalents at April 30, 2004 totaled $632,700 compared to $8,857 at April 30, 2003 and $14,804 at April 30, 2002.  The cash and cash equivalents are attributable primarily to the issue of share capital.  At April 30, 2004, the Company also held $146,962 in trust to expend on the LAK Ranch Project.  Aside from such cash and cash equivalents and funds held in trust, the Company had no material unused sources of liquid assets.

A number of financings were completed during Fiscal 2004. The Company completed two private placements raising $700,000 consisting of 4,666,667 units. Each unit consisted of one share and one half-share purchase warrant. Each whole warrant entitles the holder to purchase another share for $0.20 until August 14, 2004 or in the case of one placee, September 29, 2004.  The Company completed a placement of 1,666,667 units at a price of $0.30 per unit, raising $500,000. Each unit consisted of one share and one share purchase warrant. Each warrant entitles the holder to purchase an additional share for $0.40 until November 5, 2004.  The Company also completed a placement of 729,000 units at a price of $0.75 per unit, raising $546,750. Each unit consisted of one share and one half-share purchase warrant. Each full share purchase warrant entitles the holder to purchase an additional share for $0.90 until February 5, 2006.

Also during Fiscal 2004, the Company settled an outstanding note in the principal amount of US$100,000 together with accrued interest of US$11,628 for 495,744 units in the Company. Each unit consists of one common share and one share purchase warrant. Each warrant allows the holder to purchase another common share in the Company at a price of $0.40 until November 5, 2004.  In addition, a total of 2,196,668 warrants and 275,000 stock options were exercised raising an additional $622,249.

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

As of the date of this Form 20-F Annual Report, the Company had working capital of approximately $800,000. As additional sources of capital, the Company also has 2,910,000 options and 2,156,941 warrants outstanding at exercise prices ranging from $0.15 to $0.90 per share.

The current working capital commitments include $4,500 per month for rent, $15,000 per month for management and consulting fees and $20,000 per month for administrative support. Total general and administrative costs, including the commitments listed, for the year is budgeted to be about $900,000.

The Company’s current property payments and budgeted work commitments for the remainder of the current financial year ended April 30, 2005 are summarized as follows:

	LAK Ranch	The Company $
Revenue projected	35 – 60% the Company 10% SEC Balance Ivanhoe	$nil to $1,460,000
Property payment	None required	Nil
Requirement development costs	100% Ivanhoe	Nil

	LAK Ranch	The Company $
Required operating costs	35 – 60% the Company 10% SEC Balance Ivanhoe	$681,750
Total net budgeted positive cash flow	$nil	$560,000

The total of all budgeted amounts for property development and required operating cost commitments is $681,750. When added to budgeted administrative costs for the balance of fiscal 2005 of $675,000 this gives total budgeted costs for Fiscal 2005 of approximately $1,356,750 and current budgeted revenue from LAK Ranch is approximately $1,460,000, giving the Company a net budgeted cash flow of about $103,250 to April 30, 2005.

As this is a pilot phase, however, there can no assurance that any meaningful revenues will be generated by April 30, 2005. If no revenue were realized in Fiscal 2005, the Company would require $1,356,750 to meet its current budgeted expenses. With only $800,000 of working capital currently available, an additional $556,750 would have to be either raised in the capital markets or cut from the current budgeted administrative costs.

The budgeted revenues and costs are based on modeling and projections done by Ivanhoe, the project operator and assume that a daily production level from the existing horizontal well of 130 Bpd in 2004 and 290 Bpd in 2005. LAK Ranch is in a pilot phase as no assurance can be given that these production levels will be achieved. All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease depending on the rate of success during the pilot phase. The Company has no debt instruments at this time and all the Company’s funds are unencumbered and available for use as working capital.

Research and Development, Patents and Licences, etc.

The Company does not engage in research and development activities.

Trend Information

Factors which may have a material effect on the Company’s future financial condition are set forth in “Item 3 – Key Information, Risk Factors”.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Office lease	$135,900	$27,180	$108,720	$nil	$nil
Totals	$135,900	$27,180	$108,720	$nil	$nil

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

Name, Position, Age and Country of Residence	Principal Occupation or Employment	Date Appointed
BARRY C.J. EHRL President, CEO and Director Age: 65 Resident of Canada	President of the Company; Chairman and Director of Sydney Resource Corporation, a public company involved in mineral exploration in British Columbia and Mexico (non-competitive).	April, 1981
EDWARD G. BYRD (1) Chief Financial Officer and Director Age: 67 Resident of Canada	Director of Century Pacific Greenhouses, a private agricultural business (non-competitive).	October, 1994
W. PATRICK BOSWELL (1) Director Age: 50 Resident of Canada	President and CEO of International Frontier Resources Corporation, a junior oil and gas exploration and production enhancement technology company (competitive).	December, 2002.
JOHN LUSH (1) Director Age: 60 Resident of Canada	General Manager of Petroval S.A., an oil-trading company specializing in marketing and sales of crude oil and refined oil products from Russia (potential competitor)	January, 2003
ALAN H. STEVENS Vice-President, Operations and Director Age: 62 Resident of the United States	Vice-President, Operations of the Company.	August, 2004
ROBERT E. SWENARCHUK Vice-President Age: 69 Resident of Canada

President of Rescom Consultants Ltd., a private company which provides a range of financial and investor services to public companies (non-competitive); Director of Quaterra Resources Inc. and Eaglecrest Explorations Ltd. (non-competitive).

October, 1986
BRENT C. EHRL Corporate Secretary Age: 45 Resident of Canada	President of Pacific Supply Company, a private wholesale dry goods business (non-competitive).	September, 1997
DOUG SYMONDS General Manager Age: 57 Resident of Canada	General Manager of the Company.	January, 2000
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

Barry C.J. Ehrl, President, Chief Executive Officer and Director

Mr. Ehrl has served as President, Chief Executive Officer and Director of the Company since 1981, raising several million dollars for the acquisition of the LAK Ranch Project and the development of the pilot plant facility.  Between 1990 and 1994, he was President and Chief Financial Officer of Star Valley Resources, Inc., which at that time was involved in oil recovery projects with Gulf Canada and British Gas.  Between 1986 and 1991, Mr. Ehrl was President and C.E.O. of Sun Mask Petroleum in which he raised $17 million for proposed takeovers of Inland Natural Gas and Trans-Mountain Pipeline.  Between 1986 and 1990, Mr. Ehrl was Vice-President, Finance and Director of Dawn Development Canada Corporation, a private catering firm where he was directly responsible for raising over $10 million for restaurant acquisitions in London and Vancouver.  Between 1983 and 1995, Mr. Ehrl was Chief Financial Officer of Anvil Resources Ltd. where he was directly responsible for raising in excess of $5 million for exploration and development of mineral properties in British Columbia and the Maritime provinces.  Mr. Ehrl also serves as Chairman and Director of Sydney Resource Corporation, a public company involved in mineral exploration in British Columbia and Mexico.  Mr. Ehrl currently devotes 80% of his time on the affairs of the Company.

Edward G. Byrd, CA, Chief Financial Officer and Director

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

W. Patrick Boswell, Director

Patrick Boswell is currently President and CEO of International Frontier Resources Corporation, a junior oil and gas exploration and production enhancement technology company listed on the TSX Venture Exchange.  He has 27 years’ experience in the oil and gas industry.  Previously, he was Executive Vice President of Hardy Oil & Gas Canada Ltd., a wholly-owned subsidiary of Hardy Oil & Gas PLC, President of Stateside Energy Corporation and President of Crozet Oil & Gas Ltd.  Mr. Boswell currently devotes 5% of his time on the affairs of the Company.

John Lush, Director

Mr. Lush is currently General Manager of Petroval SA, an oil-trading company specializing in marketing and sales of crude oil and refined oil products from Russia.  He has 36 years’ experience in the oil industry initially working for British Petroleum and subsequently trading crude oil and refined products for BP, Phibro Energy, Neste (Fortum) and Major Oil Services.  He has held several senior management positions and directorships in the industry and has first hand experience working many years in the Far East and US as well as Europe.  Mr. Lush currently devotes 5% of his time on the affairs of the Company.

Alan H. Stevens, Vice-President, Operations and Director

Mr. Stevens is the former President of Southwestern Energy Exploration and Production Company and a Senior Vice President of Worldwide Exploration for Occidental Petroleum.  Mr. Stevens has over 35 years’ experience in technical and managerial positions involving all phases of hydrocarbon exploration, production, operations, and contract negotiations for both domestic and international operations. While in his senior positions with Southwestern and Occidental, Mr. Stevens managed staffs of 85-100 people and annual capital budgets of US$150 MM. He also has held a management position with Tenneco Oil Company.  Mr. Stevens currently devotes 15% of his time on the affairs of the Company.

Robert E. Swenarchuk, Vice-President

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

Compensation

The following table sets forth all compensation paid or accrued by the Company to its directors and members of its administrative, supervisory or management bodies for the financial year ended April 30, 2004.

The Company has no pension plan and no other arrangement for non-cash compensation to the directors of the Company except stock options.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares / Units Awarded ($)	LTIP Payouts ($)
Barry C.J. Ehrl President, CEO and Director	2004	$120,000	$500	$Nil	800,000 (1) 160,000 (2)	$Nil	$Nil	$Nil
Edward G. Byrd CFO and Director	2004	$Nil	$Nil	$Nil	175,000 (1) 20,000 (2)	$Nil	Nil	$Nil
W. Patrick Boswell Director	2004	$Nil	$Nil	$Nil	175,000 (1) 20,000 (2)	$Nil	Nil	$Nil
John Lush Director	2004	$Nil	$Nil	$Nil	175,000 (1) 20,000 (2)	$Nil	Nil	$Nil
Alan H. Stevens VP, Operations and Director	2004	$Nil	$Nil	$Nil	Nil	$Nil	Nil	$Nil
Robert Swenarchuk Vice-President	2004	$Nil	$Nil	$Nil	150,000 (1) 40,000 (2)	$Nil	Nil	$Nil
Brent C. Ehrl Corporate Secretary	2004	$42,000	$Nil	$Nil	150,000 (1) 40,000 (2)	$Nil	$Nil	$Nil
Doug Symonds General Manager	2004	$68,000	$Nil	$Nil	200,000 (1) 40,000 (2)	$Nil	$Nil	$Nil

Notes:

(1)

Options granted on August 1, 2003 are exercisable at a price of $0.15 per share and expire on July 3, 2008.

(2)

Options granted on December 1, 2003 are exercisable at a price of $0.80 per share and expire on November 30, 2008.

With the exceptions of Barry Ehrl and Brent Ehrl, the Company does not have any written consulting agreements with any of its directors or officers.

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

Pursuant to a consulting agreement dated October 15, 2003 between the Company and Brent Ehrl, Mr. Ehrl was engaged as a shareholder communications consultant on a month-to-month basis for a fee of $3,500 per month.

Board Practices

The Board of Directors presently consists of five Directors.  Each Director was elected at the annual general meeting of the shareholders of the Company, held on October 15, 2004.  Each Director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act (“BCA”).  See page 35 for the dates on which the current Directors of the Company were first elected or appointed.

With the exception of Barry Ehrl, the Company has not entered into contracts providing for benefits to the directors upon termination of employment.  Mr. Ehrl is entitled to receive an amount not less than $360,000 upon termination of employment pursuant to their respective management agreements with the Company.  See “Compensation” above.

Board Committees

Audit Committee

Pursuant to Section 224 of the BCA, the Company is required to have an Audit Committee (the “Committee”).

The purpose of the Committee is to provide an open avenue of communication between management, the Company’s independent auditor and the Board and to assist the Board in its oversight of:

•

the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

•

the Company’s compliance with legal and regulatory requirements related to financial reporting; and

•

the independence and performance of the Company’s independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.

Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.

Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.

Review with management and the independent auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.

Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.

Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.

Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor’s judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the independent auditor without the presence of management.

8.

Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9.

Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10.

Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11.

Establish and review the Company’s procedures for the:

•

receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•

confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.

Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.

Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the BCA and the articles of the Company.

Employees

At April 30, 2004, the Company had six full time employees and no part-time employees.  In comparison, the Company had three full-time employees and no part-time employees at April 30, 2003 and two full time employees and one part-time employee at April 30, 2002.

The Company engages directors, officers and independent contractors from time to time to supply work on specific corporate business and project exploration programs.

Share Ownership

With respect to the persons listed in “Compensation,” above, the following table discloses the number of Common Shares and percent of the Common Shares outstanding held by those persons, as of October 22, 2004.  The Common Shares possess identical voting rights.

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class (3)
Barry C.J. Ehrl President, CEO and Director	708,572	Less than 1%
Edward G. Byrd CFO and Director	117,955	Less than 1%
W. Patrick Boswell Director	225,000	Less than 1%
John Lush Director	353,656	Less than 1%
Alan H. Stevens VP, Operations and Director	0	0%
Robert E. Swenarchuk Vice-President	22,000	Less than 1%
Brent C. Ehrl Corporate Secretary	85,137	Less than 1%
Doug Symonds General Manager	115,866	Less than 1%

Notes:

(1)

Includes beneficial, direct and indirect shareholdings.

(2)

Does not include stock options and other rights to purchase or acquire shares.

(3)

There are 32,821,616 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report.

The following table discloses the incentive stock options outstanding to the aforementioned persons as of October 22, 2004:

Name of Person(s)	Date of Grant or Issuance	# Common Shares Subject to Issuance	Exercise Price (Per Share)	Expiry Date
Barry C.J. Ehrl President, CEO and Director	Aug. 1, 2003	750,000	$0.15	July 3, 2008
	Dec. 1, 2003	160,000	$0.80	Nov. 30, 2008
Edward G. Byrd CFO and Director	Aug. 1, 2003	175,000	$0.15	July 3, 2008
	Dec. 1, 2003	20,000	$0.80	Nov. 30, 2008
	June 8, 2004	65,000	$0.61	June 7. 2009
W. Patrick Boswell Director	Aug. 1, 2003	175,000	$0.15	July 3, 2008
	Dec. 1, 2003	20,000	$0.80	Nov. 30, 2008
John Lush Director	Aug. 1, 2003	175,000	$0.15	July 3, 2008
	Dec. 1, 2003	20,000	$0.80	Nov. 30, 2008
Alan H. Stevens VP, Operations and Director	May 28, 2004	100,000	$0.65	May 27, 2009
Robert E. Swenarchuk Vice-President	Aug. 1, 2003	100,000	$0.15	July 3, 2008
	Dec. 1, 2003	40,000	$0.80	Nov. 30, 2008
	May 28, 2004	100,000	$0.65	May 27, 2009
Brent C. Ehrl Corporate Secretary	Aug. 1, 2003	150,000	$0.15	July 3, 2008
	Dec. 1, 2003	40,000	$0.80	Nov. 30, 2008
Doug Symonds General Manager	Aug. 1, 2003	100,000	$0.15	July 3, 2008
	Dec. 1, 2003	40,000	$0.80	Nov. 30, 2008

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

The Plan was re-affirmed by the shareholders at the Company’s Annual General Meeting held on October 15, 2004.  It is a condition of Exchange approval that shareholder approval for the Plan be obtained annually.

The following table discloses the share purchase warrants outstanding to the aforementioned persons as of October 22, 2004:

Name of Person(s)	Date of Grant or Issuance	# Common Shares Subject to Issuance	Exercise Price (Per Share)	Expiry Date
Barry C.J. Ehrl President, CEO and Director	Nov. 7, 2003	200,000	$0.40	Nov. 7, 2004

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

There have been no significant changes in the percentage ownership held by any major shareholders during the past three years except for the following:

1.

The acquisition of 1,166,667 Common Shares by Charles Haegelin in Fiscal 2003 and 3,829,000 Common Shares by Curb Inc., a controlled corporation, in Fiscal 2002.  The shares were acquired primarily through private placements.

2.

The acquisition of 1,498,363 Common Shares by Bateman Engineering Inc. in Fiscal 2003.  The shares were acquired pursuant to a debt settlement.

As at September 10, 2004, the persons or groups known to the Company to own more than 5% of the Company’s issued and outstanding Common Shares are:

Identity of Person or Group	Amount Owned	Percent of Class (1)
Mr. Charles Haegelin 6301 Indian School NE, Suite 208 Albuquerque, NM, USA 87110	3,558,000 (2)	10.8%
Bateman Engineering Inc. 12200 East Iliff Road Aurora, CO, USA 80014-1251	1,787,982 (3)	5.4%

Notes:

(1)

There are 32,821,616 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report

(2)

Of the 3,558,000 Common Shares beneficially owned by Charles Haegelin, 666,667 Common Shares are held directly, 1,000,000 Common Shares are held indirectly in Individual Retirement Accounts and 1,891,333 Common Shares are held by Curb Inc., a controlled corporation.

(3)

Of the 1,787,982 Common Shares held by Bateman, 1,490,363 Common Shares are held by Bateman Engineering Inc. and 297,619 Common Shares are held by Bateman International BV.

Holders of Record in the United States

Based on the Company’s knowledge, after reasonable inquiry as of September 10, 2004, the most recent practicable date for conducting such search in the light of the time required for responses, the total number of Common Shares held of record by 240 residents in the United States is 15,496,888 Common Shares representing approximately 47.8% of the 32,388,283 Common Shares issued and outstanding at that time.  The foregoing is comprised of the following:

1.

According to the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, there are 10,725,741 Common Shares held of record by 183 residents of the United States, two of which were Cede & Co. with a total of 3,171,941 Common Shares.

2.

Through a search conducted by the Company, the Company has ascertained that there are Nil Common Shares held by residents of the United States through CDS & Co. in Canada.

3.

A search conducted through Cede & Co. in the United States by the Company revealed there are 59 holders of record resident in the United States owning 7,943,088 Common Shares of record (CDS held a deficit of 5,260,412 Common Shares).

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

Other than disclosed elsewhere in this Annual Report, none of the Company’s directors, senior officers, principal shareholders named in “Item 7 – Major Shareholders and Related Party Transactions”, or any relative or spouse of the foregoing, have had an interest, direct or indirect, in any transaction, during the current financial year ending April 30, 2004, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries except for the following:

1.

Barry C.J. Ehrl, President, C.E.O. and Director of the Company provided management services to the Company as President and C.E.O.  During Fiscal 2004, Mr. Ehrl was paid or accrued $90,000 pursuant to a management agreement with the Company.  See “Item 6 – Directors, Senior Management and Employees”.

2.

Brent C. Ehrl, Corporate Secretary of the Company, provided shareholder communications services to the Company.  During Fiscal 2004, Brent Ehrl was paid or accrued $42,000 for shareholder communications services rendered pursuant to a consulting agreement.  See “Item 6 – Directors, Senior Management and Employees”.

3.

Doug Symonds is the General Manager of the Company.  During Fiscal 2004, Mr. Symonds was paid or accrued $68,000 for services rendered.  Mr. Symonds does not have an agreement with the Company but is paid by the Company upon the rendering of services and receipt of expense reports and/or invoices.  See “Item 6 – Directors, Senior Management and Employees”.

4.

In April 2003, the Company entered into an agreement with SEC Oil and Gas Partnership (“SEC”), whereby, in consideration of SEC funding US$700,000 of capital and operating expenditures on the LAK Ranch Project, SEC would receive a 49% revenue interest in the initial well, until 1.2 times payback, when the SEC interest in that initial well would revert to a 33% working interest. On October 30, 2003, the terms of this agreement were amended such that SEC would earn a 5% working interest in the LAK Ranch Project by advancing to the Company the sum of US$600,000 (paid in trust). SEC will under this amended agreement receive a 10% revenue share until 1.2 times payback (US$720,000) at which time their revenue interest will revert to 5%.  Charles Haegelin, a significant shareholder of the Company, is General Partner of SEC.

No director, senior officer, relative or associate of such persons was indebted to the Company during the current financial year ending April 30, 2004.

Interests of Experts and Counsel

Not applicable.

Item 8 – Financial Information

Consolidated Financial Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 17 hereof and filed as part of this Form 20-F Annual Report.  These financial statements include the consolidated balance sheets as at April 30, 2004 and 2003 and statements of operations, shareholders’ equity and cash flows for each of the three years ended April 30, 2004.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 10 to the accompanying consolidated financial statements of the Company.

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

Significant Changes

Since August 6, 2004, the date of the most recent audited financial statements, the following significant change has occurred:

1.

Effective August 10, 2004, the Company settled all matters relating to a past investor relations contract with Pacific Capital Markets Inc. for $175,000, all of which has already been provided for by the Company.

Item 9 – The Offer and Listing

Offer and Listings Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Common Shares on the Exchange for each full quarterly period within the within the two most recent fiscal years:

PERIOD	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
2004
Fourth Quarter	$0.81	$0.57	$0.61	$0.41
Third Quarter	$1.75	$0.66	$2.20	$0.48
Second Quarter	$1.25	$0.19	$0.87	$0.105
First Quarter	$0.28	$0.11	$0.20	$0.07
2003
Fourth Quarter (1)	$0.30	$0.06	$0.23	$0.04
Third Quarter	$0.10	$0.05	$0.075	$0.03
Second Quarter	$0.14	$0.05	$0.09	$0.038
First Quarter	$0.24	$0.07	$0.21	$0.06

Notes:

(1)

The Common Shares were consolidated on a 3 for 1 basis on March 3, 2003.

The following table sets forth the annual high and low market prices for the five fiscal years ending April 30, 2004:

YEARS ENDING APRIL 30	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
2004	$1.75	$0.11	$2.20	0.07
2003 (1)	$0.30	$0.05	$0.23	0.03
2002	$0.60	$0.15	$0.40	$0.1167
2001	$1.18	$0.41	$0.505	$0.28
2000	$1.25	$0.31	n/a (2)	n/a (2)

Notes:

(1)

The Common Shares were consolidated on a 3 for 1 basis on March 3, 2003.

(2)

The Common Shares commenced trading on the NASD OTC Bulletin Board Service on January 4, 2001.

The following table sets forth the high and low market prices for the most recent six months:

MONTH	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
September 2004	$0.53	$0.42	$0.42	$0.314
August 2004	$0.58	$0.43	$0.44	$0.132
July 2004	$0.55	$0.45	$0.42	$0.32
June 2004	$0.67	$0.50	$0.53	$0.38
May 2004	$0.79	$0.58	$0.57	$0.41
April 2004	$0.73	$0.59	$0.61	$0.41

The closing price of the Company’s shares on October 22, 2004 was $0.44 on the Exchange and US $0.419 on the NASD OTC Bulletin Board Service.

There have been no trading suspensions in the prior three years.

Plan of Distribution

Not applicable.

Markets

The Common Shares trade on the Exchange under the symbol “DRK” and on the NASD OTC Bulletin Board Service under the symbol “DRKOF”.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10 – Additional Information

Share Capital

Not applicable.

Memorandum of Articles of Association

Objects and Purposes of the Company

The Company's Notice of Articles does not prescribe any extraordinary limits on the businesses or purposes of the Company.

Directors

Part 17 of the Company's Articles deals with the directors’ involvement in transactions in which they have an interest. Article 17.2 provides that a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Pursuant to the BCA, a director does not have a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person's capacity as a director of the Company.

Part 8 of the Company's Articles deals with borrowing powers. The Company, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Qualifications of Directors

The Articles do not specify a retirement age for directors.

Directors are not required to own any shares of the Company.

Section 124 of the BCA provides that no person is qualified to act as a director if that person is:

(a)

under the age of 18 years,

(b)

found by a court, in Canada or elsewhere, to be incapable of managing the individual's own affairs,

(c)

an undischarged bankrupt, or

(d)

convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless

(i)

the court orders otherwise,

(ii)

5 years have elapsed since the last to occur of

(A)

the expiration of the period set for suspension of the passing of sentence without a sentence having been passed,

(B)

the imposition of a fine,

(C)

the conclusion of the term of any imprisonment, and

(D)

the conclusion of the term of any probation imposed, or

(iii)

a pardon was granted or issued under the Criminal Records Act (Canada).

A director who ceases to be qualified to act as a director of a company must promptly resign.

Section 120 of the BCA provides that every company must have at least one director, and a reporting company must have at least three directors.

Rights, Preference and Restrictions

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities.  The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights.  The holders of Common Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders.  There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

The rights of holders of issued shares of the Company may be altered only with the approval of the holders of 2/3 or more of the shares of the Company voted at a meeting of the shareholders of the Company called and held in accordance with applicable law.

Annual General Meetings and Extraordinary General Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. Pursuant to the BCA, the Company is required to hold an annual meeting in each year, not more than 15 months after the date of the most recent annual meeting.

The directors may convene an extraordinary general meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Company

There are no provisions in the Company's Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Ownership Threshold

There are no provisions in the Company's Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

Changes to Capital

There are no conditions imposed by the Company’s Articles governing changes in the capital where such conditions are more stringent than is required by the law of British Columbia.

Material Contracts

The following material contracts have been entered into by the Company within the past two years, copies of which may be inspected between the hours of 10:00 am and 5:00 p.m. at the head office of the Company located at #1201 – 1111 W. Hastings Street, Vancouver, British Columbia, V6E 2J3.

(a)

Heads of Agreement dated April 15, 2003 between the Company and SEC Oil and Gas Partnership with respect to financing for the LAK Ranch Project.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

(b)

Amending Agreement dated October 30, 2003 between the Company and SEC Oil and Gas Partnership with respect to financing for the LAK Ranch Project.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

(c)

Letter Agreement dated October 3, 2003 between the Company and Bateman Engineering Inc. pursuant to which the parties agreed to extend the due date of a note to March 31, 2004. See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

(d)

Farm-in and joint operating agreement dated January 20, 2004 between Derek USA and Ivanhoe Energy (USA) Inc. with respect to earning up to a 60% interest in the LAK Ranch Project.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

(e)

Office lease dated February 25, 2004 between the Company and Golden Properties Ltd.

(f)

Consulting agreement dated October 15, 2003 between the Company and Brent Ehrl.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of Common Shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Taxation” on page 52.

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

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Common Shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Common Shares, subject to the relieving provisions of the Treaty described below.  The Common Shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain “rollover” transactions.  This would include transactions under Sections 51, 85 and 87 of the ITA which apply to share for share and amalgamation transactions.

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

United States Federal Income Tax Consequences

The following is a discussion of all material United States Federal income tax consequences, under current law, that may be applicable to a U.S. Holder (as defined below) of Common Shares of the Registrant.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  This discussion does not cover any state, local or foreign tax consequences.  (See "Canadian Federal Income Tax Consequences" above.)  In addition, this discussion assumes that the Registrant shall not be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code (as defined below).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code") including the American Job Creation Act 2004 (the “2004 Act”) which was enacted October 22, 2004, Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 28% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner; (2) is notified by the IRS that it has failed to report payments of interest or dividends properly; or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of Common Shares of the Registrant who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

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

Dividends paid on the Common Shares of the Registrant will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant.  Similarly, a U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 80% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 20% of the voting power and value of the Registrant.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Dividends paid by qualified foreign corporations may be eligible for a preferred long-term capital gains tax rate provided certain criteria is met.  To the extent that the Registrant is a Passive Foreign Investment Company in the current or prior year, as discussed below, the Registrant will not be a “qualified foreign corporation” as defined in Section 1(h)(11)(C) of the Code.  Accordingly, distributions from the Registrant received by U.S. Holders who are subject to tax under Section 1 of the Code would not be eligible for the preferred long-term capital gains tax rate.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The 2004 Act amends the foreign tax credit provisions.  These amendments include reducing the limitations on certain classifications of income.  These amendments are effective for tax years beginning after 2006.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Registrant may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Registrant under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Registrant should consult their own tax advisors regarding the foreign tax credit rules.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Registrant equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's adjusted tax basis in the Common Shares of the Registrant.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

The 2004 Act repeals the foreign personal holding company rules.  This repeal is effective after 2004.

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

The 2004 Act repeals the foreign investment company rules.  This repeal is effective after 2004.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of three alternative tax methods at the election of each such U.S. Holder.  The directors of the Registrant believe that the Company has and does qualify as a PFIC for U.S. shareholders.  There can be no assurance that the Registrant will be able to satisfy record keeping requirements that will be imposed on a qualifying electing fund (“QEF”), as discussed below.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value, of its assets that produce or are held for the production of "passive income" is 50% or more.

QEF Election

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a QEF, as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant's qualifies as a PFIC on his pro-rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Registrant taxable year ends, regardless of whether such amounts are actually distributed.

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

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must also elect to recognize as an "excess distribution" under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date.  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Registrant no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

Section 1291 Rules

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

Mark-to-Market Election

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

A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Registrant common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Consequently, U.S. Holders should consult their tax advisor prior to making such an election.

Other PFIC Rules

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

The material contracts listed herein may be inspected between the hours of 10:00 a.m. and 5:00 p.m. at the head office of the Company located at #1201 – 1111 W. Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3.

Subsidiary Information

The Company has a wholly owned subsidiary, Derek Resources (U.S.A.) Inc. incorporated by the Company under the laws of the State of Delaware on August 18, 1981 under the name Cove Energy Inc.  On December 18, 2000, Cove Energy Inc. changed its name to Derek Resources (U.S.A.) Inc.  The registered and records offices of Derek USA are located at No. 100 West Tenth Street, Wilmington, Delaware.  The principal business address of Derek USA is #1201 – 1111 W. Hastings Street, Vancouver, British Columbia, Canada.  The authorized capital of Derek USA consists of 2,000 common shares without par value of which one common share issued and outstanding is registered in the name of the Company.

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 12 – Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13 – Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Part III

Item 15 –Controls and Procedures

The Audit Committee, comprised of Edward Byrd, Patrick Boswell and John Lush, has the responsibility of reviewing with the Company’s Auditor all financial statements to be submitted to an annual general meeting of the shareholders of the Company, prior to their consideration by the Board of Directors.  Mr. Byrd is not independent.

On April 30, 2004, management concluded its evaluation of the effectiveness of our disclosure controls and procedures. As of that date, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company maintains effective disclosure controls and procedures relating to transactions, assets, liabilities, accounting and other records and public reporting and disclosure that ensure information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.  Specifically, the disclosure controls and procedures assure that information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of management's evaluation.

Item 16A - Audit Committee Financial Expert

The Board of Directors has determined that Edward Byrd meets the requirements of an "audit committee financial expert" as such term is defined under currently applicable rules of the SEC subject to the following.  The applicable SEC rules require an "audit committee financial expert" to have an understanding of the body of generally accepted accounting principles used by the Company in its primary financial statements filed with the SEC.  In the Company's case, that is US GAAP. The Board of Directors has determined that, while Mr. Byrd has an extensive understanding of generally accepted accounting principles in various jurisdictions, his direct experience with US GAAP is limited.  Mr. Byrd is not independent.

Item 16B - Code of Ethics

The Company has not adopted a Code of Ethics but intends to do so in the current fiscal year.

Item 16C - Principal Accountant Fees and Services

(a)

Audit Fees

The aggregate fees billed for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements for the fiscal years ended April 30, 2004 and 2003 were $25,500 and $25,000 respectively.

(b)

Audit Related Fees

The Company incurred $428 fees during the last two fiscal years for assurance and related services by the Company’s principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements.

(c)

Tax Fees

The Company incurred fees of $4,750 during the last two fiscal years for professional services rendered by the Company’s principal accountant for tax compliance, tax advice and tax planning.

(d)

All Other Fees

The Company incurred other fees of $nil during the last two fiscal years for products and services rendered by the Company’s principal accountant.

Item 16D - Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Part IV

Item 17 – Financial Statements

See the Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 10 to the accompanying Consolidated Financial Statements of the Company.

Item 18 – Financial Statements

Not applicable.

Item 19 – Exhibits

(a)

Financial Statements

1.

The audited consolidated financial statements which include the consolidated balance sheets as at April 30, 2004 and 2003 and statements of operations, cash flows, shareholders’ equity and development expenditures for each of the years in the three years ended April 30, 2004 together with the notes thereto.

(b)

Exhibits

1.

Certificate of Incorporation and Name Changes of the Company

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

1.1

New Articles of the Company effective October 15, 2004.

2.

Instruments defining the rights of holders of equity or debt securities being registered.  Not applicable.

3.

Voting Trust Agreements:  Not Applicable

4.

Material Contracts Entered Into Not Two Years Before the Filing Date:

4.1

Heads of Agreement dated April 15, 2003 between the Company and SEC Oil and Gas Partnership with respect to financing for the LAK Ranch Project.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

-- Incorporated by Reference to Form 20-F 2003 Annual Report –

4.2

Stock Option Plan.

-- Incorporated by Reference to Form 20-F 2003 Annual Report –

4.3

Amending Agreement dated October 30, 2003, between the Company and SEC Oil and Gas Partnership with respect to financing for the LAK Ranch Project.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

4.4

Letter Agreement dated October 3, 2003 between the Company and Bateman Engineering Inc. pursuant to which the parties agreed to extend the due date of a note to March 31, 2004. See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”. – Incorporated by Reference to Form 20-F-2003 Annual Report -

4.5

Farm-in and joint operating agreement dated January 20, 2004 between Derek USA and Ivanhoe Energy (USA) Inc. with respect to earning up to a 60% interest in the LAK Ranch Project.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

4.6

Office lease dated February 25, 2004 between the Company and Golden Properties Ltd.

4.7

Consulting agreement dated October 15, 2003 between the Company and Brent Ehrl.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

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

9.

Statement Regarding Financial Statements Filed in Registration Statements for Initial Public Offering of Securities:  Not Applicable

10.

Blackout Period Notices:  None.

11.

Code of Ethics:  None

31.1

Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

31.2

Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

32.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Signature Page

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DEREK OIL & GAS CORPORATION
(Registrant)
November 15, 2004	/s/ Barry C.J. Ehrl
Date	Barry C.J. Ehrl, President, CEO and Director