Form 20-F
DEREK OIL & GAS CORP
filed 2005-10-28
CIK 1087072

United States Securities and Exchange Commission Washington, DC 20549
Form 20-F 2005 Annual Report
(Mark One)
Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Or
X	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended	April 30, 2005
Or
For the Transition Period From	To
Commission File Number:	0-30072

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
35,261,630 Common Shares

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

Item 15 - Controls and Procedures

Item 16A - Audit Committee Financial Expert

Item 16B - Code of Ethics

Item 16C - Principal Accountant Fees and Services

Item 16D - Exemptions from the Listing Standards for Audit Committees

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III

Item 17 – Financial Statements

Item 18 – Financial Statements

Item 19 – Exhibits

SIGNATURE PAGE

The information contained in this Annual Report is current at September 23, 2005 except where a different date is specified.

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company are set forth in Note 9 to the accompanying Consolidated Financial Statements of Derek Oil & Gas Corporation.

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

Forward-Looking Statements

Certain of the information contained in this Form 20-F Annual Report constitutes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included or incorporated by reference in this Form 20-F Annual Report, including, without limitation, statements regarding the Company’s future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “project,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”) are disclosed under “Item 3 – Key Information, Risk Factors” and elsewhere in this Form 20-F Annual Report as well as those factors disclosed in the Company’s documents filed from time to time with the British Columbia Securities Commission, the Alberta Securities Commission and the United States Securities and Exchange Commission.  All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements. The Company assumes no duty to update or revise its forward-looking statements based on changes in internal estimates or expectations or otherwise.

Glossary of Terms

Except as otherwise identified, the following terms, when used herein, shall have the following meanings:

“API” refers to the American Petroleum Institute measure of the specific gravity of oil; the higher the number, the lighter the oil.

“bbls” refers to barrels of oil.

“bitumen” or “heavy oil” refers to the tar-like form of oil that cannot be produced by conventional means.  When extracted from oil sands, it can be upgraded into light sweet crude and other oil products.

“centipoises” is a unit of measure of viscosity, which is the resistance of a substance to flow under stress; 1 centipoise  = 0.01 poise.

“Common Shares” means common shares in the capital of the Company.

“Company” refers to Derek Oil & Gas Corporation.

“Derek USA” refers to the Company’s wholly owned subsidiary, Derek Resources (U.S.A.) Inc., a Delaware corporation.

“Exchange” refers to the TSX Venture Exchange.

“GAGD” refers to the Gas Assisted Gravity Drainage process of recovering oil.  The GAGD process uses a lower level horizontal production well and an upper level horizontal gas injection well and recovers oil by gravity drainage.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

“gravity” refers the specific weight of oil measured on a scale based on the weight of water.

“kPa” refers to kilopascal, a unit of measurement of pressure.

“McF” refers to thousand cubic feet.

“md” refers to millidarcy, which is a unit of measure of permeability.

“MMBTU” refers to million British Thermal Units.

“MMCF” refers to million cubic feet.

“permeability” is a measure of the ease with which a fluid such as water or oil moves through a rock when the pores are connected.

“porosity” is the percentage of the bulk volume of a rock or soil that is occupied by interstices, or pores, whether isolated or connected.

“psi” means pounds per square inch, which is a unit of measure of pressure.

“Registrant” refers to Derek Oil & Gas Corporation.

“SAGD” refers to the Steam Assisted Gravity Drainage approach to the thermal recovery of heavy oil.  The SAGD process uses a lower level horizontal production well and an upper level horizontal and/or vertical steam injection well and recovers oil by gravity drainage.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

“shale out” refers to the change in a porous sandstone or limestone when the clay content increases until porosity and permeability disappear and the rock grades into claystone or shale; also known as “pinch out”.

“synclinal fold” is a fold of which the core contains the stratigraphically younger rocks; it is generally concave upward.

“WTI” refers to West Texas Intermediate, a reference point for U.S. oil pricing.

Part I

Item 1 – Identity of Directors, Senior Management and Advisers

See “Item 6 – Directors, Senior Management and Employees”.

Item 2 – Offer Statistics and Expected Timetable

Not applicable.

Item 3 – Key Information

Selected Financial Data

Selected financial data of the Company for the five fiscal years ending April 30, 2005 are derived from the financial statements of the Company of which the three years ending April 30, 2005 have been audited by PricewaterhouseCoopers LLP as indicated in their independent auditors’ reports which are included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 2002 and 2001 are derived from the Company’s audited financial statements, also audited by PricewaterhouseCoopers LLP, not included herein.

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

The financial statements of the Company and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The significant measurement differences between Canadian GAAP and U.S. GAAP and their effect on the Consolidated Financial Statements of the Company are set forth in Note 9 to the accompanying Consolidated Financial Statements.

SELECTED FINANCIAL DATA

(CDN$ except Per Share Data)

	Years Ended April 30
	2005	2004	2003	2002	2001
Interest and Other Income	9,312	11,324	23,299	1,024	131,435
Loss for the Year	(1,375,553)	(1,569,893)	(522,877)	(1,062,580)	(826,342)
Loss Per Share	(0.04)	(0.06)	(0.04)	(0.09)	(0.11)
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Total Assets	15,285,700	14,654,434	14,324,348	14,012,260	12,503,031
Long Term Liabilities	0	0	0	506,000	0
Oil and Natural Gas Properties (included in Total Assets)	14,194,246	13,814,938	14,217,018	13,910,104	12,249,321
Deficit at End of Period	(15,066,049)	(13,690,496)	(12,120,603)	(11,597,726)	(10,535,146)

Share Capital
($)	28,854,814	27,080,110	24,360,559	22,464,255	20,357,250
Number of Securities (1)	35,261,630	30,165,795	19,036,019 (2)	38,145,022	31,447,621

US GAAP Shareholders’ Equity (3)	15,113,523	14,290,820	12,672,206	10,866,529	9,919,604
US GAAP Net Loss (2) (3)	(1,375,553)	(1,563,371)	(310,627)	(1,062,580)	(859,859)
US GAAP Loss Per Share (3)	(0.04)	(0.06)	(0.02)	(0.09)	(0.11)

Notes:

(1)

There are 35,436,630 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report.

(2)

During Fiscal 2003, the Company consolidated its share capital on a 3 for 1 basis.  Loss per share has been presented to give retroactive effect to the share capital consolidation.

(3)

Refer to discussion in “Item 5 - Operating and Financial Review and Prospects”.

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars on September 23, 2005 was US $0.8538.

The following table sets out the average exchange rates for the five most recent financial years, calculated using the average of the exchange rates on the last day of each month in such periods:

Years Ended April 30
2005	2004	2003	2002	2001
US $0.7911	US $0.7441	US $0.6454	US $0.6379	US $0.6616

The high and low exchange rates for each month during the previous six months are as follows:

Month	High	Low
March 2005	US $0.8322	US $0.8024
April 2005	US $0.8233	US $0.7957
May 2005	US $0.8082	US $0.7872
June 2005	US $0.8159	US $0.7950
July 2005	US $0.8300	US $0.8041
August 2005	US $0.8412	US $0.8207

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

The Company has never brought any property in which it had an interest into commercial production.  As such, the Company’s ability to meet production, timing and cost estimates for properties cannot be assured.  This risk has been mitigated by the farm-out of the operator of the LAK Ranch Project to Ivanhoe Energy (USA) Inc., a company with a management team with an extensive history of placing properties into commercial production.  Technical considerations, delays in obtaining government approvals, the inability to obtain financing or other factors could cause delays in developing properties.  Such delays could materially adversely affect the financial performance of the Company.

Our potential profitability is subject in part to matters over which we have no control.

The Company’s principal business risks arise from the nature of crude oil and natural gas markets, uncertain results of capital expenditure programs and volatility of interest and exchange rate.

Factors beyond the control of the Company may affect the marketability of any oil and gas discovered.  The prices of crude oil and natural gas have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved production methods.  The prices which will be available to the Company for sales of its production will be established by market forces which can be affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens.  The market for crude oil is influenced by global supply and demand considerations and by the supply management practices of the world’s dominant producers concentrated in the Organization of Petroleum Exporting Countries (OPEC).  The natural gas market is primarily influenced by North American supply and demand profile and by competing fuels.  There can be no assurance that the price of oil or gas will be such that the Company’s leases can be produced at a profit.

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

We are a Passive Foreign Investment Company for United State Federal Income Tax Purposes which may have consequences for U.S. investors.

The Company believes that it is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources.  As a result, a United States holder of Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders’ Common Shares or upon receipt of “excess distributions,” unless such holder of common shares elect to be taxed currently on his or her pro rata portion of the Company’s income, whether or not the income was distributed in the form of dividends or otherwise.  The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.  Otherwise, the election may only partially apply.  Further, the elections will increase the administrative and regulatory burden on the Company.  See “Passive Foreign Investment Company” on page 53.

Our Common Shares may be subject to the U.S. “Penny Stock” rules.

The Common Shares are “penny stock” as defined by the Securities and Exchange Commission.  Penny stocks are generally equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and compensation information must be given to the customer orally or in writing before or with the customer’s confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules and therefore make it more difficult to sell those shares.

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

At September 23, 2005, the Company had working capital of approximately $850,000.  The LAK Ranch Project does not presently generate revenue and the Company is dependent on its shareholders to support it as a going concern.  While the Company has been successful in obtaining financing from shareholders and directors in the past, there is no assurance the Company will continue to be successful in raising necessary financing.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

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

Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new oil and gas properties.

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

The Company has experienced, on a consolidated basis, losses in all years of its operations.  There can be no assurance that the Company will operate profitably in the future, if at all.  At April 30, 2005, the Company’s deficit totalled $15,066,049.

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

Certain of the Company’s directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

We are subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to U.S. dollar.

The Company’s operations at the LAK Ranch Project are in the United States and the expenses of such operations are payable in U.S. dollars while the Company’s functional currency is the Canadian dollar.  The majority of the Company’s financings to date have been in Canadian dollars and will continue to be in Canadian dollars for the foreseeable future.  Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian and U.S. dollars.  Although this has not had a materially adverse affect on the Company’s results of operations to date, this may have a materially adverse affect on the Company’s results of operations in the future.  The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses relating to non-current monetary assets or liability, which are deferred and amortized over the remaining life of the asset or liability.

Our share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many petroleum companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the share price of Common Shares on the Exchange fluctuated from a high of $0.69 to a low of $0.31 and on the NASD OTC Bulletin Board Service from a high of US $0.56 to a low of US $0.0394 within the twelve month period preceding the date of this Form 20-F Annual Report.  There can be no assurance that continual fluctuations in price will not occur.

We have outstanding options and warrants which, if exercised, could cause dilution to existing shareholders.

As at September 23, 2005, there were 3,285,000 stock options and 1,099,500 share purchase warrants outstanding pursuant to which Common Shares may be issued in the future, which will result in further dilution to the Company’s shareholders.

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

Pursuant to an option agreement dated September 24, 1997, as amended April 21, 1998 and December 11, 1998 (the “LAK Agreement”) between the Company and Rising Phoenix Development Group Ltd. (“Rising Phoenix”), the Company was granted an option to purchase from Rising Phoenix up to a 75% working interest in two tracts of land (the “Original LAK Property”) and up to a 37.5% interest in two other tracts of land (the “Adjoining Property”) in Weston County, Wyoming.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

During the year ended April 30, 1998 (“Fiscal 1998”), the Company issued an aggregate of 1,290,000 special warrants at a price of $0.50 per special warrant for gross proceeds of $645,000.  The proceeds of the private placement were used for acquisition and exploration costs at the LAK Ranch Project and for general working capital.  During Fiscal 1999, all 1,290,000 special warrants were converted into 1,290,000 units, each unit comprising of one Common Share and one share purchase warrant.  During Fiscal 1998, the Company also issued 607,499 Common Shares on the exercise of 607,499 previously issued warrants resulting in net proceeds to the Company of $179,450.  During the same period, the issuance of 375,000 performance escrow shares at $0.01 per share to Barry Ehrl, President, C.E.O. and director of the Company resulted in gross proceeds to the Company of $3,750.

During the year ended April 30, 1999 (“Fiscal 1999”), the Company issued an aggregate of 1,940,300 special warrants at prices ranging from $0.40 to $0.50 per special warrant for gross proceeds of $817,310.  297,500 of the special warrants were converted into Common Shares while 1,642,500 special warrants were converted into 1,642,500 units, each unit comprising of one Common Share and one share purchase warrant.  Another 142,000 Common Shares were issued by private placements at $0.50 per share for gross proceeds of $71,000.  The proceeds of the private placements were used for acquisition and exploration costs at the LAK Ranch Project and for general working capital.  Debt in the amount of $6,300 was settled by the issuance of 15,000 Common Shares at a deemed price of $0.42 per share.  Revenues from oil and gas royalties totalled $3,471 and the Company sold certain of its oil and gas leases in Canada, realizing a gain of $36,609.

In December 1999, the Company acquired federal oil leases totalling 1,028 acres adjacent to the LAK Ranch Project.  The new ground, which increased the acreage at the LAK Ranch Project to 7,388 acres, is west and south of the existing property.  The new ground was acquired by application for an annual rental payment of $1,543.50 and is subject to a Federal Overriding Royalty of 12.5%.

During the year ended April 30, 2000 (“Fiscal 2000”), the Company issued 2,300,000 special warrants at a price of $0.50 per special warrant for gross proceeds of $1,150,000.  In connection thereof, an aggregate of 74,250 special warrants were issued by the Company in payment of finder’s fees.  The Company also completed another private placement of 64,000 special warrants at a price of $0.75 per special warrant for gross proceeds of $48,000.  Also during the same period, the Company issued 267,500 Common Shares on the exercise of 267,500 previously issued warrants resulting in gross proceeds to the Company $145,040.  Another 30,000 Common Shares were issued on the exercise of 30,000 stock options for gross proceeds to the Company of $14,900.

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

During the year ended April 30, 2001 (“Fiscal 2001”), the Company issued 19,137,865 units at $0.42 per unit for gross proceeds of $8,037,903, which included the Yorkton brokered private placement.  In connection thereof, an additional aggregate of 410,377 units, 705,000 share purchase warrants and $308,656 was paid by the Company as finder’s fees and other costs.  The proceeds of the private placements in Fiscal 2001 were used for the construction of the pilot plant facility at the LAK Ranch Project and for general working capital.  The Company also issued 1,811,500 Common Shares on the exercise of 1,811,500 previously issued share purchase warrants resulting in gross proceeds to the Company of $973,470.  Another 72,000 Common Shares were issued on the exercise of stock options for gross proceeds to the Company of $35,380.

During Fiscal 2001, the Company completed the construction of a pilot plant to test the production potential on the LAK Ranch Project using SAGD technology.  By December 19, 2000, the Company had spent US $3,868,144 on construction of the pilot plant facility to meet the earn-in requirements of the LAK Agreement.

Rising Phoenix’s remaining interest in the LAK Ranch Project was eventually assigned to Asdar Group (“Asdar”) on October 13, 2000 and Asdar became the Company’s joint venture partner in the LAK Ranch Project.  Asdar made no payments to the Company with respect to their share of operating costs for the LAK Ranch Project and on April 13, 2001 the Company foreclosed on all of Asdar’s rights and interests in the LAK Ranch Project.  To effect foreclosure, the Company bid an amount of US $852,571.11 to purchase all of Asdar’s rights and interests.  Asdar responded by filing a lis pendens notice of claim, thereby providing public notice that a lawsuit involving title was being brought against the LAK Ranch Project.

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

Through an Assignment of a Federal Lease dated July 6, 2001 from Edel P. Smith and Accidental Oil Company, the Company acquired an additional 80 acres for US $7,500 upon execution of the Assignment and an additional payment of US $7,875 on January 1, 2002.  This new ground was subject to a Federal Overriding Royalty of 12.5% and a 5% overriding royalty.

The Company produced and sold oil at the LAK Ranch Project for the months of April, May and June 2001 but suspended pilot production operations in mid-June 2001 in order to install an additional wastewater disposal system which would allow the plant to operate at 100% of its steaming capacity.  The Company restarted pilot plant operations in October 2001 and produced and sold oil for the months of October, November and December 2001 and the first part of January 2002.

Pilot plant operations were suspended in January of 2002 pending the grant of a surface water discharge permit from the State of Wyoming.  This permit was granted on January 31, 2002 but pilot plant operations were not restarted subsequent to January, 2002 as the Company decided to seek further funding for the project before recommencing pilot plant operations.

During the year ended April 30, 2002 (“Fiscal 2002”), the Company issued 5,653,051 units at an average price of $0.316 per unit for net proceeds of $1,790,115.  In connection thereof, 183,050 units were issued as finder’s fees.  The proceeds of the private placements in Fiscal 2002 were used to settle short-terms notes and accounts payable and for general working capital.

Notes payable issued during Fiscal 2002 totalled US $1,217,521 (Cdn $1,923,570).  Proceeds from these issuances were used primarily to cover outstanding construction and operating expenses at the Company’s LAK Ranch Project.  During Fiscal 2002, the Company repaid some of the principal and accrued interest on these notes payable; US $138,000 in exchange for 731,300 common shares and US $78,600 for cash.  At April 30, 2002, the principal outstanding on notes payable totalled US $1,009,605 ($1,585,080) and interest accrued on notes payable totalled US $75,860 ($119,100).

During the year ended April 30, 2003 (“Fiscal 2003”), the Company issued 4,217,500 units at $0.10 per unit for net proceeds of $421,750 pursuant to two private placements.  Proceeds were used for general and administrative expenses and working capital related to the LAK Ranch Project.  An additional 10,375,200 Common Shares were issued at $0.10 per share for net proceeds of $1,037,520 for settlement of notes payable and 928,830 Common Shares were issued at $0.10 per share for net proceeds of $92,883 to settle interest on notes payable.  A further 3,441,506 Common Shares were issued at $0.10 per share for net proceeds of $344,151 pursuant to the settlement of debt.

On March 3, 2003, the Company consolidated its share capital on a 3 for 1 basis, resulting in a reduction of issued shares from 57,108,058 to 19,036,019.

During Fiscal 2003, management was actively pursuing partnerships with outside sources to develop the LAK Ranch Project. During the year ended April 30, 2004 (“Fiscal 2004”), the Company was successful in advancing the LAK Ranch Project by bringing in two partners.  The Company entered into an agreement with SEC Oil and Gas Partnership (“SEC”), whereby, in consideration of SEC funding US $700,000 of capital and operating expenditures on the LAK Ranch Project, SEC would receive a 49% revenue interest in the initial well, until 1.2 times payback, when the SEC interest in that initial well would revert to a 33% working interest. On October 30, 2003, the terms of this agreement were amended such that SEC would earn a 5% working interest in the LAK Ranch Project by advancing to the Company the sum of US $600,000. SEC will under this amended agreement receive a 10% revenue share until 1.2 times payback (US $720,000) at which time their revenue interest will revert to 5%.

In January 2004, the Company concluded an agreement with Ivanhoe Energy (USA) Inc. (“Ivanhoe”), whereby Ivanhoe can earn up to a 60% interest in the LAK Ranch Project by expending US $5,000,000 on capital development of the Project. The parties to this agreement are responsible for their respective share of the operating costs and receive a revenue share proportional to their interest at the time. Ivanhoe will earn an initial interest of 30% and will earn an additional 6% for each US $1,000,000 expended. Their interest will be adjusted quarterly based on expenditures made.

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

Also during Fiscal 2004, the Company settled an outstanding note in the principal amount of US $100,000 together with accrued interest of US $11,628 for 495,744 units in the Company. Each unit consists of one Common Share and one share purchase warrant. Each warrant allows the holder to purchase another Common Share at a price of $0.40 until November 5, 2004.  In addition, a total of 2,196,668 warrants and 275,000 stock options were exercised raising an additional $622,249.

During the year ended April 30, 2005 (“Fiscal 2005”), the Company completed a private placement raising $404,250 consisting of 735,000 units. Each unit consisted of one Common Share and one share purchase warrant. Each warrant entitles the holder to purchase another Common Share for $0.75 until January 24, 2006 or thereafter for $1.15 until January 24, 2007. A 0.42% gross overriding royalty on the LAK Ranch Project, which had an estimated fair value of $29,904, was granted as a finder’s fee in connected with this placement.

During Fiscal 2005, the Company and its joint venture partners advanced the LAK Ranch Project by conducting pilot operations including the completion of three cyclic steam cycles and the shooting and interpreting of a 3D seismic survey over a portion of the property.  The results of the steam cycles and the 3D seismic survey provided encouragement and led to the decision to commence continuous steaming operations as early as possible. Some prospective deeper horizon targets have also been identified and are being evaluated.

On August 31, 2005, the Company reported that the drilling of the first of three vertical steam-injection wells at the LAK Ranch Project had commenced. The three vertical wells should be completed, connected to steam production and fully operational by January 31, 2006. The completion of these wells will allow continuous steaming of the reservoir located in the Powder River Basin.

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

Exploration on the Company’s LAK Ranch Project is not affected by seasonal changes.  To conduct its exploration, the Company is dependent on sub-contractors for equipment and supplies.  These are generally available but vary in price and immediacy of availability subject to demand.  The LAK Ranch Project area is on a cattle ranch and farm so the timing of work may be affected with the operation of the cattle ranch and farm.

Revenue being generated from the LAK Ranch Project is not currently sufficient to meet its cash requirements and the Company is dependent on external financing to support it as a going concern.  Its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  See “Item 3 - Key Information – Risk Factors”.

For the three years ended April 30, 2005, the Company’s income was as follows:

	Year Ended April 30, 2005	Year Ended April 30, 2004	Year Ended April 30, 2003
Gain on settlement of liabilities	-	25,398	37,750
Interest and other income	9,312	11,324	23,299
Totals	$9,312	$36,722	$61,049

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

Property, Plants and Equipment

The Company’s executive offices are located in rented premises of approximately 2,371 square feet at #1201 – 1111 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3, telephone (604) 331-1757.  The Company began occupying this facility in May 2004 on a three-year lease at an approximate cost of $4,530 per month.  It is considered adequate for current needs.

The LAK Ranch Project, Wyoming, USA

Location, Description and Acquisition

The LAK Ranch Project is comprised of the Original LAK Property and the Adjoining Property, both of which were acquired from Rising Phoenix Development Group Ltd. (“Rising Phoenix”) pursuant to an option agreement, as well as property leased directly from the federal government and property leased directly from Edel P. Smith and Accidental Oil Company.

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

The LAK Ranch Project area is on a cattle ranch and farm so the timing of work may be affected with the operation of the cattle ranch and farm.  Terrain is flat and consists of grasses and shrubs.  Water can be easily accessed through either a purchase option or by the development of the existing groundwater sources (the Madison Formation).  The area is not within 50 miles of any national parks, wilderness areas or national monuments.

During Fiscal 2004, the Company brought two partners in on the LAK Ranch Project.  See “SEC Oil and Gas Partnership” and “Ivanhoe Energy (USA) Inc.”.  Ivanhoe is the current operator and is responsible for the operation of all programs on the LAK Ranch Project.  As at September 23, 2005, the ownership of the LAK Ranch Project was Ivanhoe 40%, SEC 5% and the Company 55%.  See “Ivanhoe Energy (USA) Inc.” on page 27.

Original LAK Property and Adjoining Property

Pursuant to an option agreement dated September 24, 1997, as amended April 21, 1998 and December 11, 1998 (the “LAK Agreement”) between Rising Phoenix and the Company, the Company was granted an option to purchase from Rising Phoenix up to a 75% working interest in two tracts of land (the “Original LAK Property”) and up to a 37.5% working interest in two other tracts of land (the “Adjoining Property”).  A working interest is a right which requires proportional participation in both the costs and profits related to a project like the LAK Ranch Project.

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
P
Sec. 15
Sec. 14
Sec. 22
Sec. 23
Sec. 14
Sec. 13
Sec. 23
Sec. 24
Sec. 13
Sec. 18
Sec. 24
Sec. 19
Sec. 22
Sec. 23
Sec. 27
Sec. 26
Sec. 23
Sec. 24
Sec. 26
Sec. 25
Sec. 24
Sec. 19
Sec. 25
Sec. 30
F
F
F
approximate scale in miles
LEGEND
P
original & adjoining LAK Property
F
Federal leases added to LAK Property
Sec. 13
Sec. 18
Sec. 24
Sec. 19
Section Corner
LAK Property located in 6th Prime Meridian (6th P.M.)

Rising Phoenix’s remaining interest in the LAK Ranch Project was eventually assigned to Asdar Group (“Asdar”) on October 13, 2000 and Asdar became the Company’s joint venture partner in the LAK Ranch Project.  Asdar made no payments to the Company with respect to their share of operating costs for the LAK Ranch Project and on April 13, 2001 the Company foreclosed on all of Asdar’s rights and interests in the LAK Ranch Project.  To effect foreclosure, the Company bid an amount of US $852,571.11 to purchase all of Asdar’s rights and interests.  Asdar responded by filing a lis pendens notice of claim, thereby providing public notice that a lawsuit involving title was being brought against the LAK Ranch Project.

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

Description of Property
Tract A
Township 44 North, Range 60 West, 6th P.M., Weston County, Wyoming
Section 6:	SW¼, NE¼, E½NW¼, W½SE¼
Section 7:	W½, W½E½
Section 18:	S½SW¼, NW¼
Section 19:	W½W½, NE¼NW¼
Section 30	W½NW¼
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 1:	SE¼
Section 11:	SE¼, E½NE¼, S½SW¼
Section 12:	All
Section 13:	W½, S½SE¼
Section 14:	All
Section 22	NE¼
Section 23	N½, SE, E½SW¼
Section 24	N½, SE¼, E½SW¼
Section 25	NW¼NE¼, N½NW¼, SW¼NW¼, NW¼SW¼
Section 26	E½NE¼, NE¼SE¼
Tract B
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 24:	NE¼SE¼
Section 25:	S½SW¼, NE¼SW¼, NW¼SE¼, E½NE¼, SW¼NE¼, SE¼NW¼
Tract C
Township 44 North, Range 60 West, 6th P.M., Weston County, Wyoming
Section 18:	N½SW¼
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 13:	NE¼, N½SE¼
Tract D
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 22:	SE¼
Section 27:	W½E½
Tract E
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 24:	SE¼SE¼

Additional Property Leased from the Federal Government

In December 1999, the Company acquired federal oil leases totaling 1,028 acres adjacent to the Original LAK Property and the Adjoining Property.  The new ground, which increased the acreage at the LAK Ranch Project to 7,388 acres, is west and south of the existing property.  The new ground was acquired by application for an annual rental payment of US $1,543.50 and was subject to a Federal Overriding Royalty of 12.5%.  The following table sets forth details of the federal oil leases:

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

Additional Property Leased from Edel P. Smith and Accidental Oil Company

Through an Assignment of a Federal Lease dated July 6, 2001, as amended July 10, 2001, (the “Assignment”) from Edel P. Smith and Accidental Oil Company, the Company acquired an additional 80 acres for US $7,500 upon execution of the Assignment and an additional payment of US $7,875 on January 1, 2002.  This new ground was subject to a Federal Overriding Royalty of 12.5% and a 5% overriding royalty.  The following table sets forth the details of the additional lease:

Description of Property
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 1:	SW½SW¼

Royalties and Lease Payments

Prior to entering into the LAK Agreement with the Company, Rising Phoenix had entered into an option agreement dated November 12, 1996 (the “Petrospec Agreement”) with Petrospec to acquire a 100% interest in the Original LAK Property and the Adjoining Property in consideration for the payment of US $370,000, the payment of gross over-riding royalty interests of 1.625% to Paul B. Trost and 2% to Petrospec, respectively, as well as the completion of a pilot project estimated to cost US $80,000.  Rising Phoenix made payments totaling US $20,000 and the balance of the payments totaling US $350,000 were made by the Company to Petrospec pursuant to the terms of the LAK Agreement.

Pursuant to an agreement dated May 3, 1999 (the “First Royalties Agreement”) among the Company, Petrospec, Paul Trost and Rising Phoenix, the Company has agreed to issue 100,000 Common Shares to each of Petrospec and Paul Trost in ten annual tranches of 10,000 Common Shares each to acquire varying portions of the overriding royalty interests held by Petrospec and Paul Trost totaling 1.05% pursuant to the terms of the Petrospec Agreement.

Pursuant to an agreement dated November 9, 1999 (the “Second Royalties Agreement”) among the Company, Sheri Tietjen and Donald B. Roberts, the Company has agreed to acquire (a) 1.6875% of the overriding royalty interests from Sheri Tietjen by paying US $25,000 and issuing 50,000 Common Shares; and (b) 1.6875% of the overriding royalty interests from Donald B. Roberts by paying US $25,000 and issuing 50,000 Common Shares.  In order to vest its acquisitions pursuant to the Second Royalty Agreement, the Company will be required to produce a minimum of 600 barrels per day for at least six continuous months before the seventh anniversary of the closing of this purchase.  During September 2005, this obligation was extended from the seventh anniversary to April 9, 2009 for the sum of US $25,000 and 150,000 Common Shares.  The Company has also agreed to return the 1.6875% royalty to Sheri Tietjen and the 1.6875% royalty Donald B. Roberts upon the earlier of completion of the LAK Ranch Project or the twentieth anniversary of the closing of the Second Royalties Agreement.

Pursuant to an agreement dated October 21, 2004 (the “Wilson Agreement”) between the Company and Allen Wilson, the Company agreed to transfer a 0.42% gross overriding royalty, which had an estimated fair value of $29,904, as a finder’s fee for a private placement.

Pursuant to the terms of the LAK Agreement, the Settlement Agreement with Asdar and the Wilson Agreement, the Original LAK Property and the Adjoining Property are, as of the date of this Form 20-F Annual Report, subject to gross overriding royalty interests as indicated below:

Name of Recorded Royalty Owner	(Royalty Data as of September, 2005)
	Tract “A”	Tract “B”	Tract “C”	Tract “D”	“Tract E”
Lisa Stewart-deSnoo	6.25000%	6.25000%	3.12500%	3.12500%	3.12500%
Sheri Tietjen	0.00000%	3.0000%	1.74995%	1.74995%	0.65625%
Toby Vineyard Trust	1.50000%	0.00000%	0.00000%	0.00000%	0.00000%
Tyler Vineyard Trust	1.50000%	0.00000%	0.00000%	0.00000%	0.00000%
Donald B. Roberts	3.00000%	3.00000%	1.74995%	1.74995%	0.65625%
Paul B. Trost	1.15370%	1.15370%	0.40730%	0.40730%	0.99120%
The Company	4.72630%	4.72630%	3.55700%	3.55700%	4.94800%
Asdar Group	0.70000%	0.70000%	0.70000%	0.70000%	0.70000%
Allen Wilson	0.42000%	0.42000%	0.14830%	0.14830%	0.36080%
Total	19.25000%	19.25000%	11.43750%	11.43750%	11.43750%
Third Party Royalties	14.52370%	14.52370%	7.88050%	7.88050%	6.48950%

Between May 3 and October 30, 2001, the Company granted additional royalties totalling US $0.1360838 per barrel of oil produced to certain lenders and debt holders.  The Company repurchased royalties previously held by various parties, resulting in the Company holding net royalties of 4.72630% on Tracts “A” and “B”, 3.55700% on Tracts “C” and “D” and 4.94800% on Tract “E”, after the Company assigned royalties to Asdar Group and Allen Wilson. These repurchased royalties include an October 18, 2004 repurchase of a 1.42% royalty from Petrospec for sum of US $81,586.  The current recorded third party royalties are 14.52370% on Tracts “A” and “B”, 7.88050% on Tracts “C” and “D” and 6.48950% on Tract “E”.  In addition, there is a 1% unrecorded royalty payable as a finder’s fee to Rick Jeffs with regard to a private placement.  See “Legal Proceedings”.

In order to maintain the Original LAK Property and the Adjoining Property leases in an active state, minimum shut-in royalties for the 2003 calendar year totaling US$12,544 were paid to Rev. Lisa Stewart-deSnoo (as to US $6,400), Donald B. Roberts (as to US $3,072), Toby Vineyard Trust (as to US $1,536) and Tyler Vineyard Trust (as to US $1,536).  Shut-in royalties are monies paid to mineral interest owners (lessors) by the mineral interest lessee(s) during those time periods when no production of oil is occurring.  Alternatively, when production of oil is minimal and the income to the lessors falls below a predetermined base level, shut-in royalties of a certain minimum dollar amount must be paid annually to the mineral interest owners in order to maintain the lease in good standing.  A surface lease fee of US $600 per year is payable to True Ranches, a cattle ranch which operates on the property covering the LAK Ranch Project.  The Company is required to post a US $25,000 operator bond with the State of Wyoming for liability or damage to the leases.  An annual rental payment of US $1.50 per acre is payable for the first five years of the federal oil leases.  Thereafter, the annual rental payment is US $2.00 per acre.  The minimum annual rental on federal lease W-149512 applies to 1,014.81 acres.

History of the LAK Ranch Project

Approximately 26 holes were drilled by other companies on the LAK Ranch Project to define the location of the oil and in previous attempts to produce it.  Companies such as Texaco and Conoco have previously explored the LAK Ranch Project.  Conoco conducted a steam pilot flood and found the oil responded favorably to steam recovery.  Parrent Engineering conducted a four-well solvent flood and was also successful in mobilizing the oil, however solvent costs rendered this approach marginally economic.  In the 1980’s, Surtek, an enhanced oil recovery specialist firm, conducted extensive laboratory core floods and installed a five-well pilot test for its alkaline polymer-surfactant chemical flood.  Again the initial results were favourable but a drop in the oil price precluded continued operation.

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

At the LAK Ranch Project area, the Newcastle sandstone formation averages 45 feet in thickness and consists of a 12 to 16 foot thick upper layer and a 20 to 50+ foot thick lower layer.  These two sandstone layers are separated by a 6 to 20 foot thick shale layer.  Based on Surtek’s previous drilling and coring operations, both the upper and lower sandstone layers average 22% porosity, have an average permeability of 780 md and average oil saturations of 65%.

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

Figure 2 – SAGD Process

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

Crude at the LAK Ranch Project is a napthenic-based crude oil, contains no sulfur and flows readily when heated to 70 o F and above.  On May 17, 2001 the Company entered into a Lease Purchase Agreement with Equiva Trading Company (“Equiva”) to sell the Company’s crude oil production to Equiva.  This Agreement may be cancelled by either party following thirty days advance written notice.  Equiva agreed to purchase all of the Company’s crude oil production at the Equiva posted price for Wyoming Sweet (other) in effect on the date of delivery, adjusted for gravity delivered, plus an additional US $1.00 per barrel.  This price is the equivalent of West Texas Intermediate (WTI) plus US $0.50.  On September 1, 2002, Equiva assigned this agreement to Shell Trading (US) Company.  On June 1, 2004, the current project operator, Ivanhoe Energy (USA) Inc. entered into a new crude oil purchase contract with Link Marketing (Plains Marketing, L.P. dba Link Energy).  Under the terms of this contract, the price received for the crude oil produced at LAK Ranch is Plains Marketing’s Wyoming Sweet (Other) posted price for the month of delivery, at a deemed 40.0 degrees API gravity plus the arithmetic average of the mid-points of Platt’s spot crude price assessments for posting-plus WTI as reported in Platt’s Oilgram Price Report when the month of delivery is the prompt trading month assessed by Platt’s (Trade Month is defined as the 26th of the month two (2) months prior to delivery through the 25th of the month prior to delivery), less the applicable deduct as listed on the lease attachment.  The price is to be based on equal daily quantities.  The “applicable deduct” is US$0.75/Barrel.

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

SAGD is a technique developed by the Alberta Department of Energy, formerly AOSTRA, in connection with nine industry partners: Amoco Canada, Chevron Canada, Chinese National Petroleum Corporation (CNPC Canada), Gibson Petroleum Company Limited, Imperial Oil, Japex Oil Sands Ltd., Petro Canada, Shell Canada and Suncor Inc.  SAGD was developed in the Underground Test Facility (the “UTF”) near Fort McMurray, Alberta.  The UTF was an experimental bitumen production facility initiated by the Alberta Department of Energy more than a decade ago to pioneer a unique oil sands recovery technology to unlock a large portion of Alberta’s oil sands buried too deep for surface mining.  Sperry-Sun pioneered the development of technologies for drilling SAGD wells to improve recovery and reduce field development costs for heavy oil projects.  SAGD is not a patented process and no licensing fees are applicable.

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

During the year ended April 30, 2001, the Company completed the construction of a pilot plant to test the production potential on the LAK Ranch Project using SAGD technology.  The pilot plant described below was designed and computer simulation models were run on the reservoir.  The Company’s pilot plant is a field demonstrated successful design as evidenced by the ongoing Blackrock heavy oil recovery project near Cold Lake, Alberta.

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

The Company produced and sold oil at the LAK Ranch Project for the months of April, May and June 2001 but suspended pilot production operations in mid-June 2001 in order to install additional wastewater disposal system which would allow the plant to operate at 100% of its steaming capacity.  The Company restarted pilot plant operations in October 2001 and produced and sold oil for the months of October, November and December 2001 and the first part of January 2002.  The current project operator, Ivanhoe Energy (USA) Inc., began producing oil from the LAK Ranch property from July, 2004 and continues to produce oil from cyclic steaming operations to July, 2005.

The following summarizes all oil production and sales by the Company:

Month/Year	Oil Sold (Barrels)	Average Gravity (API)	Average Price/Bbl. (US$)	Gross Value (US$)
April 2001	1096.61	21.4	$25.0001	$27,415.32
May 2001	1586.50	20.8	$25.3986	$40,294.80
June 2001	473.04	19.6	$25.2197	$11,929.91
October 2001	484.41	20.4	$18.4675	$8,945.82
November 2001	698.31	20.8	$17.1111	$11,948.85
December 2001	693.23	19.9	$16.5214	$11,453.13
January 2002	331.17	20.1	$15.8500	$5,249.04
July 2004	248.00	n.a.	$28.4557	$7,057.01
November 2004	440.68	n.a.	$51.8933	$22,868.32
January 2005	238.86	n.a.	$40.8880	$9,766.51
February 2005	420.83	n.a.	$42.1490	$17,737.57
March 2005	243.33	n.a.	$49.1210	$11,952.61
May 2005	230.65	n.a.	$40.1020	$9,249.53
June 2005 **	988.00
July 2005 **	496.00

** Preliminary data only

Pilot plant operations were suspended in January of 2002 pending the grant of a surface water discharge permit from the State of Wyoming.  This permit was granted on January 31, 2002 but pilot plant operations were not restarted subsequent to January, 2002 as the Company decided to seek further funding for the project before recommencing pilot plant operations.

All of the oil produced on the LAK Ranch Project prior to 2004 was sold to one customer, Equiva Trading Company of Denver, CO pursuant to a Lease Purchase Agreement executed between the parties on May 17, 2001.  Effective September 1, 2002, Equiva assigned this agreement to Shell Trading (US) Company.    When Ivanhoe Energy (USA) Inc. took over as operator of the LAK Ranch property in 2004, they entered into a crude oil purchase contract with Link Energy (Plains Marketing, L.P. dba Link Energy).  This contract is still in force as of September, 2005.

During Fiscal 2003, management was actively pursuing partnerships with outside sources to develop the LAK Ranch Project.  See “SEC Oil and Gas Partnership” and “Ivanhoe Energy (USA) Inc.” below.  During Fiscal 2005, the Company and its joint venture partners advanced the LAK Ranch Project by conducting pilot operations including the completion of three cyclic steam cycles and the shooting and interpreting of a 3D seismic survey over a portion of the property.  The results of the steam cycles and the 3D seismic survey provided encouragement and led to the decision to commence continuous steaming operations as early as possible. Some prospective deeper horizon targets have also been identified and are being evaluated.

SEC Oil and Gas Partnership

On April 15, 2003, the Company entered into an agreement with SEC Oil and Gas Partnership (“SEC”), whereby, in consideration of SEC funding US $700,000 of capital and operating expenditures on the LAK Ranch Project, SEC would receive a 49% revenue interest in the initial well, until 1.2 times payback, when the SEC interest in that initial well would revert to a 33% working interest. On October 30, 2003, the terms of this agreement were amended such that SEC would earn a 5% working interest in the LAK Ranch Project by advancing to the Company the sum of US $600,000.  At April 30, 2005, these funds were expended in their entirety.  Under this amended agreement, SEC will receive a 10% revenue share until 1.2 times payback (US $720,000) at which time their revenue interest will revert to 5%.  The additional net revenues paid to SEC will be funded from the Company’s interest in the LAK Ranch Project and will reduce the Company’s revenue until 1.2 times payback is achieved by SEC.

Ivanhoe Energy (USA) Inc.

The Company entered into a farm-in and joint operating agreement with Ivanhoe Energy (USA) Inc. (“Ivanhoe”) of Bakersfield, California dated January 20, 2004. Under the terms of this agreement, Ivanhoe will initially earn a 30% working interest by financing the re-activation of the LAK Ranch enhanced oil recovery (EOR) project and continuing study of the geology, reservoir and production methods necessary to implement a commercial EOR heavy oil project. Ivanhoe will have the option to increase interest in the project on an incremental basis; for each US $1,000,000 invested in the project, Ivanhoe will earn an additional 6% working interest to a maximum 60% working interest upon a total capital investment of US $5,000,000.  Their interest will be adjusted quarterly based on expenditures made.  At April 30, 2005, Ivanhoe had incurred capital expenditures of approximately US $1.7 million.

Ivanhoe is the current operator of the LAK Ranch Project.  At September 23, 2005, the ownership of the LAK Ranch Project was 40% Ivanhoe, 5% SEC and the Company 55%.

Proposed Exploration Program

The current pilot phase is schedule to continue until June 2006. During this phase, Ivanhoe will conduct continuous steam injection tests utilizing the new vertical steam injection wells and producing from the existing horizontal producing well (LAK 1-P).

During the fourth quarter of Fiscal 2005, the Company was successful in interpreting the 3-D seismic and deciding on the location of the three vertical steam injection wells to allow for the commencement of continuous steaming and production.  After this pilot phase, Ivanhoe may elect to continue by funding a Stage One development phase.  This stage is now scheduled to last from July 1, 2006 to June 30, 2008. The delay encountered thus far related to timing our development work with the operation of a cattle ranch and farm.  Future delays may be possible due to this working relationship and also the lack of oil field service equipment, such as drilling equipment.

The Stage One development phase will consist of the drilling of three new horizontal producing wells, about 15 vertical slim hole steam injection wells, six observation wells, and 12 delineation wells to test the 3-D seismic geologic model. The cost of this stage and the pilot stage is budgeted at US $5.8 million with Ivanhoe responsible for the first monies until their overall contribution to LAK reaches US $5 million and then all participating parties will be responsible for their working interest share of the development.  Should Ivanhoe elect not to proceed with the Stage One, their working interest dilutes to 15% and the Company would become operator.

In addition to the capital expenditures denoted above, each participant in the LAK Ranch Project is responsible for its share of the ongoing operating costs. The Company’s budgeted operating costs for the balance of the pilot phase are US $480,000 and are budgeted to be paid from project cash flow generated from the sale of oil.

On August 31, 2005, the Company reported that the drilling of the first of three vertical steam-injection wells at the LAK Ranch Project had commenced. The three vertical wells should be completed, connected to steam production and fully operational by the end of the third quarter of 2005. The completion of these wells will allow continuous steaming of the reservoir located in the Powder River Basin.

Item 5 – Operating and Financial Review and Prospects

The following discussion of the financial condition, results of operations and cash flows of the Company for the years ended April 30, 2005, 2004 and 2003 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.  The Company’s financial statements are presented in Canadian dollars have been prepared in accordance with Canadian GAAP.  Differences between accounting principles generally accepted in Canadian GAAP and U.S. GAAP, as applicable to the Company, are set forth in Note 9 to the accompanying Consolidated Financial Statements of the Company.

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

The Company has total and deferred exploration expenditures of $14,194,246 at April 30, 2005, $13,814,938 at April 30, 2004 and $14,217,018 at April 30, 2003, all of which related to the LAK Ranch Project.  The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the LAK Ranch Project, the ability of the Company to obtain the necessary financing to complete of the development of the property, any future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

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

Once in commercial production, capitalized costs of proven reserves and equipment will be depleted using a unit-of-production method based upon estimated proven reserves (energy content) net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income. To-date, there has been no commercial production from the LAK Ranch Project and as a result no depletion has been recorded.

Future write-downs are dependent on many factors, including general and specific assessments of oil and gas resources, the likelihood of increasing or decreasing resources, land costs, estimates of future oil and gas prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, taxation, labor and capital costs.  The Company cannot assess the monetary impact of these factors at the current stage of the LAK Ranch Project.

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity and debt financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. While management has been successful in obtaining such additional sources of finance in the past, there can be no assurance that it will be able to do so in the future.

The Company has a history of operating losses. In the year ended April 30, 2005, the Company incurred a loss of $1,375,553 and cash outflows from operating activities of $1,004,977. The Company’s deficit at April 30, 2005 totalled $15,066,049. Because of this uncertainty, there is substantial doubt about the Company’s ability to continue as a going concern.

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

The Company’s operations at the LAK Ranch Project are in the United States and the expenses of such operations are payable in U.S. dollars while the Company’s functional currency is the Canadian dollar.  Most of the Company’s financings to April 30, 2005 were in Canadian dollars and the majority will continue to be in Canadian dollars for the foreseeable future.  Accordingly, the Company is subject to the risk of fluctuations in the relative values of the Canadian and U.S. dollars.  Although this has not had a materially adverse affect on the Company’s results of operations to date, this may have a materially adverse affect on the Company’s results of operations in the future.  The Company is required to recognize foreign currency translation gains or losses in the determination of net earnings and losses.  For Fiscal 2005, there was a net loss of $25,634 from foreign exchange, compared to a gain of $17,863 in Fiscal 2004 and a gain of $74,293 in Fiscal 2003.  The Company is not aware of any government currency policies or regulations which may affect the Company’s operations.

Operating Results

Year ended April 30, 2005 Compared to the Year ended April 30, 2004

The Company incurred a net loss of $1,375,553 or $0.04 per share for Fiscal 2005 compared to a net loss of $1,569,893 or $0.06 per share for Fiscal 2004.  The decrease in the loss per share reflects the share issuances during the year as well as a modest decline in administrative expenses, mainly stock option expense. Legal, accounting, and filing fees also declined in Fiscal 2005 as in the prior fiscal year, the Company had major costs related to the agreements with Ivanhoe and SEC. Interest expense also decreased in Fiscal 2005 due to the settlement of notes payable.  Office administration and other costs increased as additional staff was employed and some management personnel were returned to full wages after being reduced in 2003 and part of 2004.  In 2005, the Company contracted directors’ and officers’ liability insurance for the first time which led to increased insurance costs over 2004.  Shareholders’ information charges were lower as the Company attended more shareholder investment conferences and advertised more in 2004 than in 2005.

Oil and natural gas property costs deferred during Fiscal 2005 totaled $379,308 compared to ($402,080) in Fiscal 2004.  The Company’s expenditures have decreased on the LAK Ranch Project since its joint venture partners have incurred the majority of costs.  2005 costs related primarily to field operating costs not covered by the agreement with Ivanhoe.  At April 30, 2005, Ivanhoe had incurred capital expenditures of approximately US $1.7 million while US $600,000 had been incurred by SEC.

Year ended April 30, 2004 Compared to the Year ended April 30, 2003

During Fiscal 2004, the Company was successful in advancing the LAK Ranch Project by bringing in two partners.  Attracting two quality partners has enhanced the potential of the LAK Ranch Project as a prospective producing asset. Additionally, having these partners enabled the Company to raise sufficient funds to retire all existing notes payable and put the Company on stable financial footing. For example, working capital as at April 30, 2004 was in excess of $400,000 versus a working capital deficit of about $1,500,000 in the prior year.

A significant change in accounting policy occurred in Fiscal 2004, the expensing of stock options.  This generates a larger “Net Loss per Share” figure in 2004 than would have been recorded under the preceding year’s accounting policies.  Almost 40% of the overall loss in the current year was from the recognition of a stock option compensation expense of $631,956 (2003 – $ Nil), a non-cash item, under the new accounting policy.

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

	April 30
	2005	2004	2003
	$	$	$
Consolidated Statements of Loss:
Loss for the year under Canadian GAAP	(1,375,553)	(1,569,893)	(522,877)
Accretion on notes payable (a)	-	6,522	250,000
Gain on settlement of notes payable (a)	-	-	(37,750)
Loss for the year under U.S. GAAP	(1,375,553)	(1,563,371)	(310,627)
Loss per share under U.S. GAAP	(0.04)	(0.06)	(0.02)

Consolidated Balance Sheets
Liabilities
Liabilities under Canadian GAAP	172,177	363,614	1,595,142
Equity component of notes payable (a)	-	-	203,300
Liabilities under U.S. GAAP	172,177	363,614	1,798,442

Shareholders’ Equity
Shareholders’ equity under Canadian GAAP	15,113,523	14,290,820	12,729,206
Notes payable (a)	-	-	(57,000)
Shareholders’ equity under U.S. GAAP	15,113,523	14,290,820	12,672,206

(a)

Certain of the notes payable, with options to convert principal and interest into Common Shares, were split between debt and equity. Under U.S. GAAP, the conversion option would not be attributed any value and accordingly, the entire carrying amount of the notes payable would be classified as debt.

(b)

For U.S. GAAP purposes, the Company has prospectively adopted the fair value based method of accounting for stock-based compensation in accordance with Financial Accounting Standards (FAS) No. 148 and therefore there is no difference between Canadian and U.S. GAAP in this regard.

(c)

U.S. GAAP requires that a comprehensive income statement be prepared. Comprehensive income is defined as “the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners”. The comprehensive income statement reconciles the reported net income to the comprehensive income amount.

For U.S. GAAP purposes, there is no difference between the Company’s net income and comprehensive income.

(d)

Effective May 1, 2003, the Company adopted FAS No. 143, “Accounting for Asset Retirement Obligations.” The Company adopted, effective May 1, 2004, the equivalent Canadian standard. The adoption of these standards did not have any impact on the results or financial position of the Company.

Liquidity and Capital Resources

The working capital of the Company is a direct result of funds raised from the sale of equity shares over the outflow into acquisition, exploration and development costs as well as administrative expenses.  The working capital balance (deficit) at the end of the following periods were:  April 30, 2005 - $874,214; April 30, 2004 - $440,749; and April 30, 2003 - $(1,579,173).  The fluctuations stem from timing differences between when money is raised from equity issues and when expenditures are committed on exploration and development.

The Company’s cash and cash equivalents at April 30, 2005 totaled $1,008,208 compared to $632,700 at April 30, 2004 and $8,857 at April 30, 2003.  The cash and cash equivalents are attributable primarily to the issue of share capital.  At April 30, 2004, the Company also held $146,962 in trust to expend on the LAK Ranch Project.  Aside from such cash and cash equivalents and funds held in trust, the Company had no material unused sources of liquid assets.

During Fiscal 2005, the Company completed a private placement raising $404,250 consisting of 735,000 units. Each unit consisted of one share and one share purchase warrant. Each warrant entitles the holder to purchase another share for $0.75 until January 24, 2006 or for $1.15 until January 24, 2007. A finder’s fee of 0.42% royalty on LAK Ranch, which had an estimated fair value of $29,904, was granted in connected with this placement.  In addition, the exercise of 3,835,835 warrants and 525,000 stock options provided additional proceeds of $1,400,458

A number of financings were completed during Fiscal 2004. The Company completed two private placements raising $700,000 consisting of 4,666,667 units. Each unit consisted of one share and one half-share purchase warrant. Each whole warrant entitles the holder to purchase another share for $0.20 until August 14, 2004 or in the case of one placee, September 29, 2004.  The Company completed a placement of 1,666,667 units at a price of $0.30 per unit, raising $500,000. Each unit consisted of one share and one share purchase warrant. Each warrant entitles the holder to purchase an additional share for $0.40 until November 5, 2004.  The Company also completed a placement of 729,000 units at a price of $0.75 per unit, raising $546,750. Each unit consisted of one share and one half-share purchase warrant. Each full share purchase warrant entitles the holder to purchase an additional share for $0.90 until February 5, 2006.

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

As of the date of this Form 20-F Annual Report, the Company had working capital of approximately $850,000. As additional sources of capital, the Company also has 3,285,000 options and 1,099,500 warrants outstanding at exercise prices ranging from $0.15 to $1.05 per share.

The current working capital commitments include $4,500 per month for rent, $15,000 per month for management and consulting fees and $20,000 per month for administrative support. Total general and administrative costs, including the commitments listed, for the year is budgeted to be about $900,000.

The Company’s current property payments and budgeted work commitments for the remainder of the current financial year ended April 30, 2006 are summarized as follows:

	LAK Ranch	The Company - US$
Revenue projected	35 – 55% the Company 10% SEC Balance Ivanhoe	$nil to $784,000
Property payment	None required	Nil
Required development costs	100% Ivanhoe	Nil
Required operating costs	35 – 55% the Company 5% SEC Balance Ivanhoe	($568,000)
Total net budgeted positive cash flow	$nil	$216,000

The total of all budgeted amounts for property development and required operating cost commitments is $681,600 (US $568,000). When added to budgeted administrative costs for fiscal 2006 of $900,000 this gives total budgeted costs for the fiscal year of approximately $1,581,600 and budgeted revenue from the LAK Ranch Project is approximately $940,800 (US $784,000), giving the Company a negative net budgeted cash flow of about $600,800 to April 30, 2006. This shortfall remains less than the working capital on hand ($850,000), however management believes it may prove prudent to raise new capital in the next 12 months.

The budgeted revenues and costs are based on modeling and projections done by Ivanhoe, the project operator, and assume that a daily production level from the existing horizontal well of 130 Bpd in 2005 and 290 Bpd in 2006. These levels are the same as previous forecast, moved out one year due to the delays encountered in executing the Pilot Phase. As LAK Ranch remains in a pilot phase of development no assurance can be given that these production levels will be achieved. All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease depending on the rate of success during the pilot phase.

The Company has no debt instruments at this time and all the Company’s funds are unencumbered and available for use as working capital.

Research and Development, Patents and Licences, etc.

The Company does not engage in research and development activities.

Trend Information

Factors which may have a material effect on the Company’s future financial condition are set forth in “Item 3 – Key Information, Risk Factors” and in “Liquidity” above.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Office lease	$108,720	$31,710	$77,010	$nil	$nil
Totals	$108,720	$31,710	$77,010	$nil	$nil

Item 6 – Directors, Senior Management and Employees

Directors and Senior Management

The following table sets out certain information concerning the directors and senior management of the Company.  Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act.  The officers are appointed at the pleasure of the board of directors.

Name, Position, Age and Country of Residence	Principal Occupation or Employment	Date Appointed
BARRY C.J. EHRL President, CEO and Director Age: 66 Resident of Canada	President of the Company; Director of Sydney Resource Corporation, a public company involved in mineral exploration in British Columbia, Ontario and Mexico (non-competitive).	April, 1982
EDWARD G. BYRD (1) Chief Financial Officer and Director Age: 68 Resident of Canada	Director of Century Pacific Greenhouses, a private agricultural business (non-competitive).	October, 1994
W. PATRICK BOSWELL (1) Director Age: 51 Resident of Canada	President and CEO of International Frontier Resources Corporation, a junior oil and gas exploration and production enhancement technology company (competitive).	December, 2002
JOHN LUSH (1) Director Age: 61 Resident of Canada	President, Petroval Pte Ltd.., an oil-trading company specializing in marketing and sales of crude oil and refined oil products (potential competitor)	January, 2003
ALAN H. STEVENS Vice-President, Operations and Director Age: 63 Resident of the United States	Vice-President, Operations of the Company.	August, 2004
GEORGE EYNON Director Age: 57 Resident of Canada	Vice President, Business Development & External Relations for the Canadian Energy Research Institute (non-competitive).	September, 2005
BRENT C. EHRL Corporate Secretary Age: 46 Resident of Canada	President of Pacific Supply Company, a private wholesale dry goods business (non-competitive).	September, 1997
DOUG SYMONDS General Manager Age: 58 Resident of Canada	General Manager of the Company.	January, 2000
ERICA BEARSS Vice President, Corporate Communications Age: 27 Resident of Canada	Vice President, Corporate Communications of the Company	June 30, 2004
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

Certain of the Company’s directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company’s plan currently in place to resolve actual and potential conflicts of interest requires (1) full disclosure from directors, officers and key employees with respect to any potentially competitive interests; and (2) the Board of Directors to assess each actual or potential conflict of interest on a case-by-case basis.  If the Board of Directors determines that an actual or potential conflict of interest exists, it will act to mitigate or remove the conflict.  There have been no actual conflicts of interest issues to date.

While the Directors of the Company are involved in other business ventures and do not spend full time on the affairs of the Company, the Company believes that each devotes as much time to the affairs of the Company as is required to satisfactorily carry out his duty.

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

Barry C.J. Ehrl, President, Chief Executive Officer and Director

Mr. Ehrl has served as President, Chief Executive Officer and Director of the Company since 1981, raising several million dollars for the acquisition of the LAK Ranch Project and the development of the pilot plant facility.  Between 1990 and 1994, he was President and Chief Financial Officer of Star Valley Resources, Inc., which at that time was involved in oil recovery projects with Gulf Canada and British Gas.  Between 1986 and 1991, Mr. Ehrl was President and C.E.O. of Sun Mask Petroleum in which he raised $17 million for proposed takeovers of Inland Natural Gas and Trans-Mountain Pipeline.  Between 1986 and 1990, Mr. Ehrl was Vice-President, Finance and Director of Dawn Development Canada Corporation, a private catering firm where he was directly responsible for raising over $10 million for restaurant acquisitions in London and Vancouver.  Between 1983 and 1995, Mr. Ehrl was Chief Financial Officer of Anvil Resources Ltd. where he was directly responsible for raising in excess of $5 million for exploration and development of mineral properties in British Columbia and the Maritime provinces.  Mr. Ehrl also serves as Director of Sydney Resource Corporation, a public company involved in mineral exploration in British Columbia, Ontario and Mexico.  Mr. Ehrl currently devotes 80% of his time on the affairs of the Company.

Edward G. Byrd, CA, Chief Financial Officer and Director

Edward Byrd, Chartered Accountant, is currently a Director of Century Pacific Greenhouses, a private agricultural business.  Mr. Byrd was formerly a Senior Partner with Coopers & Lybrand (now PricewaterhouseCoopers) as well as a director of Atomic Energy Canada Limited.  He has many years of experience dealing with public and private sector companies and has served on the boards of several public resource companies.  Mr. Byrd currently devotes 15% of his time on the affairs of the Company.

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

John Lush, Director

Mr. Lush is currently President of Petroval Pte Ltd., an oil-trading company specializing in marketing and sales of crude oil and refined oil products.  He has 36 years’ experience in the oil industry initially working for British Petroleum and subsequently trading crude oil and refined products for BP, Phibro Energy, Neste (Fortum) and Major Oil Services.  He has held several senior management positions and directorships in the industry and has first hand experience working many years in the Far East and US as well as Europe.  Mr. Lush currently devotes 5% of his time on the affairs of the Company.

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

George Eynon, Director

Mr. Eynon is currently the Vice President, Business Development & External Relations for the Canadian Energy Research Institute (“CERI”). Until recently he was responsible for CERI’s natural gas research program. In his new position George handles CERI’s research marketing, business development, client and media relations, and publications, as well as its conferences and training programs.  His experience includes over 20 years in the upstream, exploration and production sector of the oil and gas industry world-wide (with Amoco, Paramount Resources, Superior Oil, Suncor Energy, and Bow Valley Energy), and 10 years of energy and management consulting (with GEOS Energy Consulting, Ziff Energy Group, and Cambridge Energy Research Associates).  Mr. Eynon is a former President of the Canadian Society of Petroleum Geologists, and a past-Chair of the House of Delegates, American Association of Petroleum Geologists. He has made numerous presentations and chaired technical sessions at industry and professional association conferences, and authored numerous publicly-available, in-house and client-confidential reports and papers; and has conducted numerous short courses, board briefings, and corporate consulting sessions. Mr. Eynon is a native of London, England and a naturalized Canadian citizen. He holds a BSc (London), an MSc (McMaster), and attended MIT’s Sloan School of Management Senior Executive Program.  Mr. Eynon currently devotes 5% of his time on the affairs of the Company.

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

Erica Bearss, Vice-President, Corporate Communications

Erica Bearss has a BA with Honors in Modern Language and Literature from the University of Ottawa and has completed the Public Company Course Certificate from Simon Fraser University and the Getting on Target Investor Relations Seminar from the Toronto Stock Exchange.  She is currently Vice-President, Corporate Communications for the Company and is the former Investor Relations Manager with International Sovereign Energy Corp.  Erica Bearss currently devotes 100% of her time on the affairs of the Company.

Compensation

The following table sets forth all compensation paid or accrued by the Company to its current directors, officers and members of its administrative, supervisory or management bodies for the financial year ended April 30, 2005.

The Company has no pension plan and no other arrangement for non-cash compensation to the directors of the Company except stock options.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares / Units Awarded ($)	LTIP Payouts ($)
Barry C.J. Ehrl President, CEO and Director	2005	$120,000	$Nil	$Nil	200,000 (1) 160,000 (2)	$Nil	$Nil	$Nil
Edward G. Byrd CFO and Director	2005	$Nil	$Nil	$Nil	65,000 (3)	$Nil	Nil	$Nil
W. Patrick Boswell Director	2005	$Nil	$Nil	$Nil	Nil	$Nil	Nil	$Nil
John Lush Director	2005	$Nil	$Nil	$Nil	Nil	$Nil	Nil	$Nil
Alan H. Stevens VP, Operations and Director	2005	$Nil	$Nil	$Nil	75,000 (1) 100,000 (4)	$Nil	Nil	$Nil
George Eynon (5) Director	2005	$Nil	$Nil	$Nil	Nil	$Nil	Nil	$Nil
Brent C. Ehrl Corporate Secretary	2005	$42,000	$Nil	$Nil	30,000 (1)	$Nil	$Nil	$Nil
Doug Symonds General Manager	2005	$67,500	$Nil	$Nil	30,000 (1) 30,000 (6)	$Nil	$Nil	$Nil
Erica Bearss VP, Corporate Communications	2005	$45,750	$Nil	$Nil	50,000 (1) 25,000 (7) 25,000 (8)	$Nil	Nil	$Nil

Notes:

(1)

Options granted on November 18, 2004 are exercisable at a price of $0.55 per share and expire on November 17, 2009.

(2)

Options granted on January 25, 2005 are exercisable at a price of $0.55 per share and expire on January 24, 2010.

(3)

Options granted on June 8, 2004 are exercisable at a price of $0.61 per share and expire on June 7, 2009.

(4)

Options granted on May 28, 2004 are exercisable at a price of $0.65 per share and expire on May 27, 2009.

(5)

George Eynon was appointed a director in September 2005.

(6)

Options granted on April 22, 2005 are exercisable at a price of $0.55 per share and expire on April 21, 2010.

(7)

Options granted on July 26, 2004 are exercisable at a price of $0.48 per share and expire on July 25, 2009.

(8)

Options granted on August 6, 2004 are exercisable at a price of $0.48 per share and expire on August 5, 2009.

With the exceptions of Barry Ehrl, Brent Ehrl, Alan Stevens, Doug Symonds and Erica Bearss, the Company does not have any written consulting or employment agreements with any of its directors, officers or senior management.

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

Pursuant to a consulting agreement dated May 31, 2004 between the Company and Alan Stevens, Mr. Stevens was engaged to provide consulting services of identifying, evaluation and introducing the Company to new projects and/or new sources of capital on a month-to-month basis for the granting of 100,000 stock options.  Such stock options were granted on May 28, 2004, are exercisable at a price of $0.65 per share and expire on May 28, 2009.

Pursuant to an employment agreement dated January 1, 2000 between the Company and Doug Symonds, Mr. Symonds was employed as General Manager for an unspecified term, currently at a salary of $5,625 per month.

Pursuant to an employment agreement dated June 30, 2004 between the Company and Erica Bearss, Ms. Bearss was employed as VP Corporate Communications for an unspecified term, currently at a salary of $4,500 per month.

Board Practices

The Board of Directors presently consists of six Directors.  Each Director was elected at the annual general meeting of the shareholders of the Company, held on September 23, 2005.  Each Director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act (“BCA”).  See page 33 for the dates on which the current Directors of the Company were first elected or appointed.

With the exception of Barry Ehrl, the Company has not entered into contracts providing for benefits to the directors upon termination of employment.  Mr. Ehrl is entitled to receive an amount not less than $360,000 upon termination of employment pursuant to his respective management agreement with the Company.  See “Compensation” above.

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

The independent auditors’ responsibility is to audit the Company’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditors’ report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

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

7.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditors’ judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the independent auditor without the presence of management.

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

On June 7, 2005, the Audit Committee adopted a Whistle Blowing Policy which applies to all employees and those contractors working for the Company.  It is also intended to provide a method for other stakeholders (suppliers, customers, shareholders etc.) to voice their concerns regarding the Company’s business conduct.  A Whistleblowing or reporting mechanism invites all employees and other stakeholders to act responsibly to uphold the reputation of their organization and maintain public confidence. Encouraging a culture of openness within the organization will also help this process.  The Whistle Blowing Policy aims to ensure that serious concerns are properly raised and addressed within the Company and are recognized as a key tool in enabling the delivery of good governance practices.  A copy of the Whistle Blowing Policy may be obtained from the Secretary of the Company at no charge upon request.

Employees

At April 30, 2005, the Company had four full time employees and no part-time employees.  In comparison, the Company had six full-time employees and no part-time employees at April 30, 2004 and three full-time employees and no part-time employees at April 30, 2003.

The Company engages directors, officers and independent contractors from time to time to supply work on specific corporate business and project exploration programs.

Share Ownership

With respect to the persons listed in “Compensation,” above, the following table discloses the number of Common Shares and percent of the Common Shares outstanding held by those persons, as of September 23, 2005.  The Common Shares possess identical voting rights.

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class (3)
Barry C.J. Ehrl President, CEO and Director	437,322	Less than 1%
Edward G. Byrd CFO and Director	18,205	Less than 1%
W. Patrick Boswell Director	36,500	Less than 1%
John Lush Director	353,656	Less than 1%
Alan H. Stevens VP, Operations and Director	0	0%
George Eynon Director	0	0%
Brent C. Ehrl Corporate Secretary	93,471	Less than 1%
Doug Symonds General Manager	144,866	Less than 1%
Erica Bearss VP, Corporate Communications	0	0%

Notes:

(1)

Includes beneficial, direct and indirect shareholdings.

(2)

Does not include stock options and other rights to purchase or acquire shares.

(3)

There are 35,436,630 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report.

The following table discloses the incentive stock options outstanding to the aforementioned persons as of September 23, 2005:

Name of Person(s)	Date of Grant or Issuance	# Common Shares Subject to Issuance	Exercise Price (Per Share)	Expiry Date
Barry C.J. Ehrl President, CEO and Director	Aug. 1, 2003	750,000	$0.15	July 3, 2008
	Dec. 1, 2003	160,000	$0.80	Nov. 30, 2008
	Nov. 18, 2004	200,000	$0.55	Nov. 17, 2009
	Jan. 25, 2005	160,000	$0.55	Jan. 24, 2010
Edward G. Byrd CFO and Director	Dec. 1, 2003	20,000	$0.80	Nov. 30, 2008
	June 8, 2004	65,000	$0.61	June 7. 2009
W. Patrick Boswell Director	Dec. 1, 2003	20,000	$0.80	Nov. 30, 2008
John Lush Director	Aug. 1, 2003	175,000	$0.15	July 3, 2008
	Dec. 1, 2003	20,000	$0.80	Nov. 30, 2008
Alan H. Stevens VP, Operations and Director	May 28, 2004	100,000	$0.65	May 27, 2009
	Nov. 18, 2004	75,000	$0.55	Nov. 17, 2009
	Aug. 12, 2005	75,000	$0.47	Aug. 11, 2010
George Eynon Director	Aug. 12, 2005	175,000	$0.47	Aug. 11, 2010
Brent C. Ehrl Corporate Secretary	Aug. 1, 2003	150,000	$0.15	July 3, 2008
	Dec. 1, 2003	40,000	$0.80	Nov. 30, 2008
	Nov. 18, 2004	30,000	$0.55	Nov. 17, 2009
Doug Symonds General Manager	Dec. 1, 2003	40,000	$0.80	Nov. 30, 2008
	Apr. 22, 2005	50,000	$0.55	Apr. 21, 2010
Erica Bearss VP, Corporate Communications	July 26, 2004	25,000	$0.48	July 25, 2009
	Aug. 6, 2004	25,000	$0.48	Aug. 5, 2009
	Nov. 18, 2004	50,000	$0.55	Nov. 17, 2009

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

1.

the Plan will be administered by the Company’s Board of Directors or, if the Board so designates, a Committee of the Board appointed in accordance with the Plan to administer the Plan;

2.

the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares of the Company at that time, less the number of shares, if any, subject to Prior Options;

3.

following termination of an optionee’s employment, directorship, consulting agreement or other qualified position, the optionee’s option shall terminate upon the expiry of such period of time following termination, not to exceed 90 days (30 days if the optionee is engaged in providing investor relations services), as has been determined by the directors;

4.

an option granted under the Plan will terminate one year following the death of the optionee. These provisions do not have the effect of extending the term of an option which would have expired earlier in accordance with its terms, and do not apply to any portion of an option which had not vested at the time of death or other termination;

5.

as long as required by Exchange policy, no one individual may receive options on more than 5% of the issued and outstanding shares of the Company (the “Outstanding Shares”) in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 moth period, and options granted to persons employed to provide investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;

6.

options may not be granted at prices that are less than the Discounted Market Price as defined in Exchange policy which, subject to certain exceptions, generally means the most recent closing price of the Company’s shares on the Exchange, less a discount of from 15% to 25%, depending on the trading value of the Company’s shares;

7.

any amendment of the terms of an option shall be subject to any required regulatory and shareholder approvals; and

8.

in the event of a reorganization of the Company or the amalgamation, merger or consolidation of the shares of the Company, the Board of Directors shall make such appropriate provisions for the protection of the rights of the optionee as it may deem advisable.

The Plan was re-affirmed by the shareholders at the Company’s Annual General Meeting held on September 23, 2005.  It is a condition of Exchange approval that shareholder approval for the Plan be obtained annually.

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

2.

The acquisition of 1,498,363 Common Shares by Bateman Engineering Inc. in Fiscal 2003.  The shares were acquired pursuant to a debt settlement.

As at September 23, 2005, the persons or groups known to the Company to own more than 5% of the Company’s issued and outstanding Common Shares are:

Identity of Person or Group	Amount Owned	Percent of Class (1)
Mr. Charles Haegelin 6301 Indian School NE, Suite 208 Albuquerque, NM, USA 87110	3,891,333 (2)	11.0%

Notes:

(1)

There are 35,436,630 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report.

(2)

Of the 3,891,333 Common Shares beneficially owned by Charles Haegelin, 1,000,000 Common Shares are held directly, 1,000,000 Common Shares are held indirectly in Individual Retirement Accounts and 1,891,333 Common Shares are held by Curb Inc., a controlled corporation.

Holders of Record in the United States

Based on the Company’s knowledge, after reasonable inquiry as of September 23, 2005, the most recent practicable date for conducting such search in the light of the time required for responses, the total number of Common Shares held of record by 227 residents in the United States is 17,487,926 Common Shares representing approximately 49.3% of the 35,436,630 Common Shares issued and outstanding at that time.  The foregoing is comprised of the following:

1.

According to the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, there are 11,043,922 Common Shares held of record by 181 residents of the United States, two of which were Cede & Co. with a total of 4,259,102 Common Shares.

2.

Through a search conducted by the Company, the Company has ascertained that there are 6,417,671 Common Shares held by one resident of the United States through CDS & Co. in Canada.

3.

A search conducted through Cede & Co. in the United States by the Company revealed there are 47 holders of record resident in the United States owning 4,259,102 Common Shares of record.

The Common Shares commenced trading on the NASD OTC Bulletin Board Service on January 4, 2001, making the Company’s shares available to U.S. residents on the open market.

Related Party Transactions

Certain of the Company’s directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Other than disclosed elsewhere in this Annual Report, none of the Company’s directors, senior officers, principal shareholders named in “Item 7 – Major Shareholders and Related Party Transactions”, or any relative or spouse of the foregoing, have had an interest, direct or indirect, in any transaction, during the current financial year ending April 30, 2005, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries except for the following:

1.

Barry C.J. Ehrl, President, C.E.O. and Director of the Company provided management services to the Company as President and C.E.O.  During Fiscal 2005, Mr. Ehrl was paid or accrued $120,000 pursuant to a management agreement with the Company.  See “Item 6 – Directors, Senior Management and Employees”.

2.

Brent C. Ehrl, Corporate Secretary of the Company, provided shareholder communications services to the Company.  During Fiscal 2005, Brent Ehrl was paid or accrued $42,000 for shareholder communications services rendered pursuant to a consulting agreement.  See “Item 6 – Directors, Senior Management and Employees”.

3.

Doug Symonds is the General Manager of the Company.  During Fiscal 2005, Mr. Symonds was paid or accrued $67,500 for services rendered.  Mr. Symonds has an employment agreement with the Company.  See “Item 6 – Directors, Senior Management and Employees”.

4.

In April 2003, the Company entered into an agreement with SEC Oil and Gas Partnership (“SEC”), whereby, in consideration of SEC funding US $700,000 of capital and operating expenditures on the LAK Ranch Project, SEC would receive a 49% revenue interest in the initial well, until 1.2 times payback, when the SEC interest in that initial well would revert to a 33% working interest. On October 30, 2003, the terms of this agreement were amended such that SEC would earn a 5% working interest in the LAK Ranch Project by advancing to the Company the sum of US $600,000. SEC will under this amended agreement receive a 10% revenue share until 1.2 times payback (US $720,000) at which time their revenue interest will revert to 5%.  Charles Haegelin, a significant shareholder of the Company, is General Partner of SEC.

5.

Alan Stevens is the VP, Operations and Director of the Company.  Pursuant to a consulting agreement dated May 31, 2004 between the Company and Mr. Stevens, he was engaged to provide consulting services of identifying, evaluation and introducing the Company to new projects and/or new sources of capital on a month-to-month basis for the granting of 100,000 stock options.  Such stock options were granted on May 28, 2004, are exercisable at a price of $0.65 per share and expire on May 28, 2009.

6.

Erica Bearss is the VP, Corporate Communications of the Company.  During Fiscal 2005, Erica Bearss was paid or accrued $45,750 for services rendered.  Ms. Bearrss has an employment agreement with the Company.  See “Item 6 – Directors, Senior Management and Employees”.

No director, senior officer, relative or associate of such persons was indebted to the Company during the current financial year ending April 30, 2005.

Interests of Experts and Counsel

Not applicable.

Item 8 – Financial Information

Consolidated Financial Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 17 hereof and filed as part of this Form 20-F Annual Report.  These financial statements include the consolidated balance sheets as at April 30, 2005 and 2004 and statements of operations, shareholders’ equity and cash flows for each of the three years ended April 30, 2005.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 9 to the accompanying consolidated financial statements of the Company.

Legal Proceedings

There are no other actual or pending material legal proceedings to which the Company is or is likely to be a party or of which any of its properties is or is likely to be the subject, except for the following:

The Company is being sued for a 1% gross overriding royalty on the LAK Ranch Project pursuant to an agreement to raise funds for the Company.  No amount has been set aside for this suit as the amount and outcome are undeterminable at this time.

Dividend Policy

The Company has not declared any dividends since incorporation in 1981 and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Significant Changes

There have been no significant changes since the date of the most recent audited financial statements of the Company.

Item 9 – The Offer and Listing

Offer and Listings Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Common Shares on the Exchange for each full quarterly period within the within the two most recent fiscal years:

PERIOD	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
2005
Fourth Quarter	$0.59	$0.45	$0.51	$0.351
Third Quarter	$0.69	$0.41	$0.56	$0.33
Second Quarter	$0.58	$0.42	$0.44	$0.314
First Quarter	$0.79	$0.45	$0.57	$0.32
2004
Fourth Quarter	$0.81	$0.57	$0.61	$0.41
Third Quarter	$1.75	$0.66	$2.20	$0.48
Second Quarter	$1.25	$0.19	$0.87	$0.105
First Quarter	$0.28	$0.11	$0.20	$0.07

The following table sets forth the annual high and low market prices for the five fiscal years ending April 30, 2004:

YEARS ENDING APRIL 30	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
2005	$0.79	$0.41	$0.57	$0.314
2004	$1.75	$0.11	$2.20	$0.07
2003 (1)	$0.30	$0.05	$0.23	$0.03
2002	$0.60	$0.15	$0.40	$0.1167
2001	$1.18	$0.41	$0.505	$0.28

Notes:

(1)

The Common Shares were consolidated on a 3 for 1 basis on March 3, 2003.

The following table sets forth the high and low market prices for the most recent six months:

MONTH	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
August 2005	$0.56	$0.36	$0.51	$0.0394
July 2005	$0.40	$0.36	$0.366	$0.252
June 2005	$0.42	$0.36	$0.375	$0.28
May 2005	$0.475	$0.31	$0.375	$0.241
April 2005	$0.54	$0.45	$0.44	$0.351
March 2005	$0.57	$0.465	$0.50	$0.37

The closing price of the Company’s shares on September 23, 2005 was $0.49 on the Exchange and US $0.429 on the NASD OTC Bulletin Board Service.

There have been no trading suspensions in the prior three years.

Plan of Distribution

Not applicable.

Markets

The Common Shares trade on the Exchange under the symbol “DRK” and on the NASD OTC Bulletin Board Service under the symbol “DRKOF”.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10 – Additional Information

Share Capital

Not applicable.

Memorandum of Articles of Association

Objects and Purposes of the Company

The Company’s Notice of Articles does not prescribe any extraordinary limits on the businesses or purposes of the Company.

Directors

Part 17 of the Company’s Articles deals with the directors’ involvement in transactions in which they have an interest. Article 17.2 provides that a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Pursuant to the BCA, a director does not have a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person’s capacity as a director of the Company.

Part 8 of the Company’s Articles deals with borrowing powers. The Company, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Qualifications of Directors

The Articles do not specify a retirement age for directors.

Directors are not required to own any shares of the Company.

Section 124 of the BCA provides that no person is qualified to act as a director if that person is:

(a)

under the age of 18 years,

(b)

found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs,

(c)

an undischarged bankrupt, or

(d)

convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless

(i)

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

Change in Control of Company

There are no provisions in the Company’s Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Ownership Threshold

There are no provisions in the Company’s Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

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

(e)

Consulting agreement dated October 15, 2003 between the Company and Brent Ehrl.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

(f)

Consulting agreement dated May 31, 2004 between the Company and Alan Stevens.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

(g)

Agreement dated October 21, 2004 between the Company and Allen Wilson, pursuant to which the Company agreed to transfer a 0.42% gross overriding royalty on the LAK Ranch Project as a finder’s fee for a private placement.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

(h)

Employment agreement dated June 30, 2004 between the Company and Erica Bearss, VP Corporate Communications.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of Common Shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Taxation”.

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

Dividends

Under the ITA, dividends paid or deemed to have been paid by a corporation resident in Canada to a non-resident holder will generally be subject to withholding tax at a rate of 25%.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is also a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend or 15% otherwise.  However, if the U.S. resident shareholder is an LLC, the withholding rate is 25%.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  Currently, regulations specify that one-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

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

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Common Shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Common Shares, subject to the relieving provisions of the Treaty described below.  The Common Shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain “rollover” transactions.  This would include transactions under Sections 85 and 87 of the ITA, which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of Common Shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources. It is a question of fact as to whether the value of the Common Shares results principally from real property in Canada.  Although a tax opinion on this matter has not been obtained, given the nature of the Company’s business and its stage of development, we have concluded that the value of our shares would likely fall into this category;

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

Notwithstanding the potential exemption from Canadian tax provided under the Treaty, where a non-resident of Canada disposes of Common Share that are taxable Canadian property, the non-resident is required to file a Canadian income tax return in respect of such dispositions.  If the U.S. resident shareholder is an LLC, this potential exemption does not apply.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

Under current U.S. Treasury Regulations, reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s shares.  Under Treasury regulations currently in effect, non-corporate holders or holders not exempt from reporting requirements may be subject to backup withholding at a 28% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor by furnishing a duly completed and signed Form W-9 in the required manner; (2) is notified by the IRS that it has failed to report payments of interest or dividends properly; or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

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

Distributions on Common Shares of the Registrant

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Registrant are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the Common Shares of the Registrant will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant.  Similarly, a U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 80% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 20% of the voting power and value of the Registrant.  The availability of these deductions is subject to several complex limitations, which are beyond the scope of this discussion.  The directors of the Registrant believe that the Company is not a “qualified foreign corporation” for U.S. tax purposes and that the Company has and does qualify as a Passive Foreign Investment Company for U.S. shareholders, as defined below.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  Legislative amendments enacted in 2004 amend the foreign tax credit provisions.  These amendments include reducing the limitations on certain classifications of income.  These amendments are effective for tax years beginning after 2006.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Registrant equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder’s tax basis in the Common Shares of the Registrant.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Registrant were to become a controlled foreign corporation.  For the effect on the Registrant of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Registrant:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Registrant would be required to include in income for such year their allocable portion of the Registrant’s passive income which would have been treated as a dividend had that passive income actually been distributed.  To the best knowledge of the Registrant, it is not and has never been a Foreign Personal Holding Company.

Legislation enacted in 2004 repeals the foreign personal holding company rules.  This repeal is effective after 2004.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Registrant to be treated as ordinary income rather than capital gains.  To the best knowledge of the Registrant, it is not and has never been a Foreign Investment Company.

Legislation enacted in 2004 repeals the foreign investment company rules.  This repeal is effective after 2004.

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

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value of its assets that produce or are held for the production of "passive income" is 50% or more.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant’s qualifies as a PFIC on his pro-rata share of the Registrant’s (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) the Registrant taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Registrant’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Registrant is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Registrant is a controlled foreign corporation ("CFC"), the Holder’s pro rata share of the corporation’s earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions").  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

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

A Non-electing U.S. Holder would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Registrant.  See "Mark-to-Market Election For PFIC Stock" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income.  The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year.  However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

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

A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election.  If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner.  Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

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

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election.  Amounts includable in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect.  If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election.  However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Registrant common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Consequently, U.S. Holders should consult their tax advisor prior to making such an election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Registrant, the Registrant would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Registrant and the Registrant’s earnings invested in "U.S. property" (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Registrant by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Registrant may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

A PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders.  For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above).  The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997.  For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result, if the Registrant were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election.  The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Registrant as if those shares had been sold.

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

Item 15 - Controls and Procedures

The Audit Committee, comprised of Edward Byrd, Patrick Boswell and John Lush, has the responsibility of reviewing with the Company’s Auditor all financial statements to be submitted to an annual general meeting of the shareholders of the Company, prior to their consideration by the Board of Directors.  Mr. Byrd is not independent.

On April 30, 2005, management concluded its evaluation of the effectiveness of its  disclosure controls and procedures. As of that date, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company maintains effective disclosure controls and procedures relating to transactions, assets, liabilities, accounting and other records and public reporting and disclosure that ensure information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Specifically, the disclosure controls and procedures assure that information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of management’s evaluation.

Item 16A - Audit Committee Financial Expert

The Board of Directors has determined that Edward Byrd meets the requirements of an “audit committee financial expert” as such term is defined under currently applicable rules of the SEC subject to the following.  The applicable SEC rules require an “audit committee financial expert” to have an understanding of the body of generally accepted accounting principles used by the Company in its primary financial statements filed with the SEC.  In the Company’s case, that is US GAAP. The Board of Directors has determined that, while Mr. Byrd has an extensive understanding of generally accepted accounting principles in Canada, his direct experience with US GAAP is limited.  Mr. Byrd is not independent.

Item 16B - Code of Ethics

The Company has not adopted a Code of Ethics but intends to do so in the current fiscal year.

Item 16C - Principal Accountant Fees and Services

(a)

Audit Fees

The aggregate fees billed for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements in the fiscal years ended April 30, 2005 and 2004 were $29,000 and $25,500, respectively.

(b)

Audit Related Fees

The Company incurred $nil fees during the last two fiscal years for assurance and related services by the Company’s principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements.

(c)

Tax Fees

The Company incurred fees of $4,750 during the last two fiscal years for professional services rendered by the Company’s principal accountant for tax compliance, tax advice and tax planning.

(d)

All Other Fees

The Company incurred other fees of $nil during the last two fiscal years for products and services rendered by the Company’s principal accountant.

(e)

Pre-approval Policies and Procedures

The Board of Directors has adopted a pre approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditors’ independence.

Item 16D - Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the Company or any “affiliated purchaser” of the Company’s equity securities.

Part III

Item 17 – Financial Statements

See the Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 9 to the accompanying Consolidated Financial Statements of the Company.

Item 18 – Financial Statements

Not applicable.

Item 19 – Exhibits

(a)

Financial Statements

1.

The audited consolidated financial statements which include the consolidated balance sheets as at April 30, 2005 and 2004 and statements of operations, cash flows and shareholders’ equity for each of the years in the three years ended April 30, 2005 together with the notes thereto.

(b)

Exhibits

1.

Certificate of Incorporation and Name Changes of the Company

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

1.1

New Articles of the Company effective October 15, 2004.

-- Incorporated by Reference to Form 20-F 2004 Annual Report –

2.

Instruments defining the rights of holders of equity or debt securities being registered.  Not applicable.

3.

Voting Trust Agreements:  Not Applicable

4.

Material Contracts Entered Into Not Two Years Before the Filing Date:

4.1

Stock Option Plan.

-- Incorporated by Reference to Form 20-F 2003 Annual Report --

4.2

Amending Agreement dated October 30, 2003, between the Company and SEC Oil and Gas Partnership with respect to financing for the LAK Ranch Project.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

-- Incorporated by Reference to Form 20-F 2004 Annual Report --

4.3

Letter Agreement dated October 3, 2003 between the Company and Bateman Engineering Inc. pursuant to which the parties agreed to extend the due date of a note to March 31, 2004. See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

-- Incorporated by Reference to Form 20-F 2003 Annual Report --

4.4

Farm-in and joint operating agreement dated January 20, 2004 between Derek USA and Ivanhoe Energy (USA) Inc. with respect to earning up to a 60% interest in the LAK Ranch Project.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

-- Incorporated by Reference to Form 20-F 2004 Annual Report --

4.5

Office lease dated February 25, 2004 between the Company and Golden Properties Ltd.

-- Incorporated by Reference to Form 20-F 2004 Annual Report --

4.6

Consulting agreement dated October 15, 2003 between the Company and Brent Ehrl.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

-- Incorporated by Reference to Form 20-F 2004 Annual Report --

4.7

Consulting agreement dated May 31, 2004 between the Company and Alan Stevens, Vice-President, Operations and Director.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

4.8

Agreement dated October 21, 2004 between the Company and Allen Wilson, pursuant to which the Company agreed to transfer a 0.42% gross overriding royalty on the LAK Ranch Project as a finder’s fee for a private placement.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

4.9

Employment agreement dated June 30, 2004 between the Company and Erica Bearss, VP Corporate Communications.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

4.10

Employment agreement dated January 1, 2000 between the Company and Doug Symonds, General Manager.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

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

Code of Ethics:  None.

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

DEREK OIL & GAS CORPORATION
(Registrant)
September 30, 2005	/s/ Barry C.J. Ehrl
Date	Barry C.J. Ehrl, President, CEO and Director