Form 20-F
DEREK OIL & GAS CORP
filed 2006-11-03
CIK 1087072

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
FORM 20-F 2006 ANNUAL REPORT
(Mark One)
Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
X	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended	April 30, 2006
OR
Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
OR
Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
For the transition period from	to
Commission file number	0-30072
Derek Oil & Gas Corporation
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
39,676,630 common shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [   ]     No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]     No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]

Accelerated filer [   ]

Non-accelerated filer [X]

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

Yes [   ]     No [   ]

Table of Contents

Glossary of Terms

4

PART I

5

Item 1 – Identity of Directors, Senior Management and Advisers

5

Item 2 – Offer Statistics and Expected Timetable

5

Item 3 – Key Information

5

Item 4 – Information on the Company

11

Item 5 – Operating and Financial Review and Prospects

25

Item 6 – Directors, Senior Management and Employees

31

Item 7 – Major Shareholders and Related Party Transactions

39

Item 8 – Financial Information

41

Item 9 – The Offer and Listing

42

Item 10 – Additional Information

43

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

54

Item 12 – Description of Securities Other than Equity Securities

55

PART II

55

Item 13 – Defaults, Dividend Arrearages and Delinquencies

55

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

55

Item 15 - Controls and Procedures

55

Item 16A - Audit Committee Financial Expert

55

Item 16B - Code of Ethics

56

Item 16C - Principal Accountant Fees and Services

56

Item 16D - Exemptions from the Listing Standards for Audit Committees

56

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

56

PART III

56

Item 17 – Financial Statements

56

Item 18 – Financial Statements

56

Item 19 – Exhibits

57

SIGNATURE PAGE

59

The information contained in this Annual Report is current at October 25, 2006 except where a different date is specified.

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to us are set forth in Note 8 to the accompanying consolidated financial statements of Derek Oil & Gas Corporation.

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

Forward-Looking Statements

Certain of the information contained in this Form 20-F Annual Report constitutes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included or incorporated by reference in this Form 20-F Annual Report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “project,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology.  Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially our expectations (“Cautionary Statements”) are disclosed under “Item 3 – Key Information, Risk Factors” and elsewhere in this Form 20-F Annual Report as well as those factors disclosed in the our documents filed from time to time with the British Columbia Securities Commission, the Alberta Securities Commission and the United States Securities and Exchange Commission.  All subsequent written and oral forward-looking statements attributable us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. We assume no duty to update or revise forward-looking statements based on changes in internal estimates or expectations or otherwise.

Table of Contents

    Glossary of Terms
  Part I
    Item 1 – Identity of Directors, Senior Management and Advisers
    Item 2 – Offer Statistics and Expected Timetable
    Item 3 – Key Information
      Selected Financial Data
      Capitalization and Indebtedness
      Reasons for the Offer and Use of Proceeds
      Risk Factors
    Item 4 – Information on the Company
      History and Development of the Company
      Business Overview
      Organizational Structure
      Property, Plants and Equipment
    Item 5 – Operating and Financial Review and Prospects
      Overview
      Operating Results
      Liquidity and Capital Resources
      Research and Development, Patents and Licences, etc.
      Trend Information
      Off-Balance Sheet Arrangements
      Tabular Disclosure of Contractual Obligations
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

“Common Stock” means common shares in the capital of Derek.

“Derek” refers to Derek Oil & Gas Corporation, a company existing under the laws of British Columbia.

“Derek USA” refers to our wholly owned subsidiary, Derek Resources (U.S.A.) Inc., a Delaware corporation.

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

Part I

Item 1 – Identity of Directors, Senior Management and Advisers

See “Item 6 – Directors, Senior Management and Employees”.

Item 2 – Offer Statistics and Expected Timetable

Not applicable.

Item 3 – Key Information

Selected Financial Data

Selected financial data for the five fiscal years ending April 30, 2006 are derived from our financial statements of which the three years ending April 30, 2006 have been audited by PricewaterhouseCoopers LLP as indicated in their independent auditors’ report which is included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 2003 and 2002 are derived from our audited financial statements, also audited by PricewaterhouseCoopers LLP, not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

We have not declared any dividends since incorporation in 1981 and we do not anticipate doing so in the foreseeable future.  Our present policy is to retain future earnings for use in our operations and the expansion of our business.

Summary of Financial Data

The following tables set forth selected financial data on a consolidated basis for the periods indicated.  The information appearing below has been derived from and should be read in conjunction with our consolidated financial statements and notes thereto as well as the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Our financial statements and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The significant measurement differences between Canadian GAAP and U.S. GAAP and their effect on our consolidated financial statements are set forth in Note 8 to the accompanying consolidated financial statements.

SELECTED FINANCIAL DATA

(CDN$ except Per Share Data)

	Years Ended April 30
	2006	2005	2004	2003	2002
Interest and Other Income	38,889	9,312	11,324	23,299	1,024
Loss for the Year	(1,063,257)	(1,375,553)	(1,569,893)	(522,877)	(1,062,580)
Loss Per Share	(0.03)	(0.04)	(0.06)	(0.04)	(0.09)
Dividends per Share	0.00	0.00	0.00	0.00	0.00
Total Assets	16,239,458	15,285,700	14,654,434	14,324,348	14,012,260
Long Term Liabilities	59,688	0	0	0	506,000
Oil and Natural Gas Properties (included in Total Assets)	14,438,903	14,194,246	13,814,938	14,217,018	13,910,104
Deficit at End of Period	(16,129,306)	(15,066,049)	(13,690,496)	(12,120,603)	(11,597,726)

Share Capital
($)	30,611,632	28,854,814	27,080,110	24,360,559	22,464,255
Number of Securities (1)	39,676,630	35,261,630	30,165,795	19,036,019 (2)	38,145,022

US GAAP Shareholders’ Equity (3)	16,112,386	15,113,523	14,290,820	12,672,206	10,866,529
US GAAP Net Loss (2) (3)	(1,063,257)	(1,375,553)	(1,563,371)	(310,627)	(1,062,580)
US GAAP Loss Per Share (3)	(0.03)	(0.04)	(0.06)	(0.02)	(0.09)

Notes:

(1)

There are 39,676,616 shares of Common Stock issued and outstanding as of the date of this Form 20-F Annual Report.

(2)

During Fiscal 2003, we consolidated our share capital on a 3 for 1 basis.  Loss per share has been presented to give retroactive effect to the share capital consolidation.

(3)

Refer to discussion in “Item 5 - Operating and Financial Review and Prospects”.

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars on October 25, 2006 was US $0.8890.

The following table sets out the average exchange rates for the five most recent financial years, calculated using the average of the exchange rates on the last day of each month in such periods:

Years Ended April 30
2006	2005	2004	2003	2002
US $0.8490	US $0.7911	US $0.7441	US $0.6454	US $0.6379

The high and low exchange rates for each month during the previous six months are as follows:

Month	High	Low
April 2006	US $0.8926	US $0.8534
May 2006	US $0.9100	US $0.8903
June 2006	US $0.9098	US $0.8896
July 2006	US $0.8999	US $0.8760
August 2006	US $0.9037	US $0.8840
September 2006	US $0.9048	US $0.8872

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other “forward-looking statements”.  Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein.  We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other “forward-looking statements” involve various risks and uncertainties as outlined below.  We caution readers of this transitional annual report that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other “forward-looking statements”.  In evaluating us, our business and any investment in our business, readers should carefully consider the following factors.

Risks Associated With Our Business

We are an oil and gas exploration company without operating history.

We have never brought any property in which we have had an interest into commercial production.  As such, our ability to meet production, timing and cost estimates for properties cannot be assured.  Technical considerations, delays in obtaining government approvals, the inability to obtain financing or other factors could cause delays in developing properties.  Such delays could materially adversely affect our financial performance.

The pilot plant at the LAK Ranch Project utilizes the SAGD recovery process which falls under the category of improved recovery pursuant to the definition found in Rule 4-10(a)(4) of Regulation S-X.  As a result, we have not attributed any proved reserves to the LAK Ranch Project.  Technical and economic information derived from the pilot study will be used to estimate the amount of recoverable oil for the development of a commercial scale operation.  There is a risk that we may not be able to economically recover the oil in place.

Our potential profitability is subject in part to matters over which we have no control.

Our principal business risks arise from the nature of crude oil and natural gas markets, uncertain results of capital expenditure programs and volatility of interest and exchange rate.

Factors beyond our control may affect the marketability of any oil and gas discovered.  The prices of crude oil and natural gas have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved production methods.  The prices which will be available to us for sales of our production will be established by market forces which can be affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens.  The market for crude oil is influenced by global supply and demand considerations and by the supply management practices of the world’s dominant producers concentrated in the Organization of Petroleum Exporting Countries (OPEC).  The natural gas market is primarily influenced by North American supply and demand profile and by competing fuels.  There can be no assurance that the price of oil or gas will be such that our leases can be produced at a profit.

Our properties are subject to title risks.

While we have diligently investigated title to all our property interests, this should not be construed as a guarantee of title.  Our properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

We may not remain in business without obtaining additional financing.

We have limited financial resources, and there is no assurance that additional funding will be available to us for further development of our properties or to fulfill our obligations under any applicable agreements.  We have relied on external financing, including the issuance of equity securities, to fund our activities to date and will continue to require external financing for the foreseeable future.  The exploration and development of our properties depends upon our ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means.

As at July 31, 2006, we had a working capital surplus of $1,400,000.  The LAK Ranch Project does not presently generate revenue and we are dependent on our shareholders to support us as a going concern.  While we have been successful in obtaining financing from shareholders and directors in the past, there is no assurance we will continue to be successful in raising necessary financing.  Accordingly, there is substantial doubt about our ability to continue as a going concern.

Our operations are subject to environmental and government regulation.

Our current or future operations, including development activities and commencement of commercial production on our properties, requires permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas operations, safety and other matters.  Companies engaged in the development and operation of oil and gas properties and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits, the extent of which cannot be predicted.  There can be no assurance that approvals and permits required to commence commercial production on our properties will be obtained.  Additional permits and studies, which may include the environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of our properties and there can be no assurance that we or our operator will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation or production facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

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

Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation thereof, could have a material adverse impact our business and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new oil and gas properties.

Derek, our consultants and project operator maintain a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other operating accidents or disruptions.  We also have an operational and emergency response procedure and safety and environmental programs in place to reduce potential loss exposure.  To the best of our knowledge, we are currently operating in compliance with all applicable environmental regulations.

We have insurance in amounts that we consider to be adequate to protect against certain risks of mining and processing.  However, we may become subject to liability for hazards against which we cannot insure or which we may elect not to insure against because of premium costs or other reasons.  In particular, we are not insured for environmental liability or earthquake damage.

We have incurred net losses to date and may not operate profitably in the future.

We have experienced, on a consolidated basis, losses in all years of our operations.  There can be no assurance that we will operate profitably in the future, if at all.  At April 30, 2006, our deficit totalled $16,129,306.

We depend on a key management employee.

We depend on a key employee:  Barry C.J. Ehrl, President and Chief Executive Officer.  The loss of the named employee could have an adverse effect on us.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions” for the details of Mr. Ehrl’s management contract.  We do not maintain key man insurance on our management.

Our directors may be associated with other reporting companies.

Certain of our directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

We are subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to U.S. dollar.

Our operations at the LAK Ranch Project are in the United States and the expenses of such operations are payable in U.S. dollars while our functional currency is the Canadian dollar.  The majority of our financings to date has been in Canadian dollars and will continue to be in Canadian dollars for the foreseeable future.  Accordingly, we are subject to the risk of fluctuations in the relative values of the Canadian and U.S. dollars.  Although this has not had a materially adverse affect on our results of operations to date, this may have a materially adverse affect on our results of operations in the future.  We are required to recognize foreign currency translation gains or losses in the determination of net earnings and losses, except for exchange gains or losses relating to non-current monetary assets or liability, which are deferred and amortized over the remaining life of the asset or liability.

Our share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many petroleum companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the share price of shares of Common Stock on the Exchange fluctuated from a high of $0.60 to a low of $0.205 and on the NASD OTC Bulletin Board Service or Pink Sheets from a high of US $0.51 to a low of US $0.18 within the twelve month period preceding the date of this Form 20-F Annual Report.  There can be no assurance that continual fluctuations in price will not occur.

We have outstanding options and warrants which, if exercised, could cause dilution to existing shareholders.

As at October 5, 2006, there were 3,005,000 stock options and 2,705,000 share purchase warrants outstanding pursuant to which shares of Common Stock may be issued in the future, which will result in further dilution to our shareholders.

We do not expect to pay dividends.

We have not paid any dividends since incorporation and we have no plans to pay dividends for some time.  Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time.  All of the shares of Common Stock are entitled to an equal share of any dividends declared and paid.

Risks Associated with Our Common Stock

Trading on the Pink Sheets may be volatile and sporadic, which could depress the market price of our common stock and make it difficult for our stockholders to resell their shares.

Our Common Stock is quoted on the Pink Sheets over-the-counter securities market.  Trading in stock quoted on the Pink Sheets is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects.  This volatility could depress the market price of our common stock for reasons unrelated to operating performance.  Moreover, the Pink Sheets is not a stock exchange, and trading of securities on the Pink Sheets is often more sporadic than the trading of securities listed on a quotation system like Nasdaq or a stock exchange like Amex.  Accordingly, shareholders may have difficulty reselling any of the shares.

Our stock is a penny stock.  Trading of our stock may be restricted by the SEC’s penny stock regulations and the NASD’s sales practice requirements, which may limit a stockholder’s ability to buy and sell our stock.

Our stock is a penny stock.  The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”.  The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers.  The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Other Risks

Because some of our officers and directors are located in non-U.S. jurisdictions, you may have no effective recourse against the non U.S. officers and directors for misconduct and may not be able to enforce judgement and civil liabilities against our officers, directors, experts and agents.

Some of our directors and officers are nationals and/or residents of countries other than the United States, specifically Canada, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We are a Passive Foreign Investment Company for United State Federal Income Tax Purposes which may have consequences for U.S. investors.

We believe that Derek is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because we earn 75% or more of our gross income from passive sources.  As a result, a United States holder of shares of Common Stock could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders’ shares of Common Stock or upon receipt of “excess distributions,” unless such holder of common shares elect to be taxed currently on his or her pro rata portion of our income, whether or not the income was distributed in the form of dividends or otherwise.  The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.  Otherwise, the election may only partially apply.  Further, the elections will increase our administrative and regulatory burden.  See “Passive Foreign Investment Company” on page 50.

Item 4 – Information on the Company

History and Development of the Company

We were incorporated under the Company Act (British Columbia) on April 6, 1981 under the name Cove Energy Corporation.  We changed our name to Cove Resources Corporation on May 13, 1988 and to Consolidated Cove Resources Corporation (“Consolidated Cove”) on August 11, 1992.  On May 5, 1995, we consolidated our share capital on a 4.6 for 1 basis and changed our name from Consolidated Cove to Derek Resources Corporation.  On March 3, 2003, we further consolidated our share capital on a 3 for 1 basis and changed our name to Derek Oil & Gas Corporation.

We are a reporting issuer in British Columbia and Alberta.  Our Common Stock trades on the Exchange under the symbol “DRK” and on the Pink Sheets under the symbol “DRKOF”.

Our head office is located at #1201 - 1111 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3.  The telephone number of our head office is (604) 331-1757 or toll free (888) 756-0066.  Our address for service and our registered and records office is Tupper Jonsson & Yeadon, Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2L3.  Our website is www.derekoilandgas.com.

Business Overview

We are a natural resource company engaged in the acquisition, exploration and development of oil and gas properties.  We have an interest, indirectly, in one principal property:  the LAK Ranch Project.  The pilot plant at the LAK Ranch Project utilizes the SAGD recovery process which falls under the category of improved recovery and pursuant to the definition found in Rule 4-10(a)(4) of Regulation S-X.  As a result, we have not attributed any proved reserves to the LAK Ranch Project.  Technical and economic information derived from the pilot study will be used to estimate the amount of recoverable oil for the development of a commercial scale operation.  There is a risk that we may not be able to economically recover the oil in place.

Exploration on the LAK Ranch Project is not affected by seasonal changes.  To conduct exploration, we are dependent on sub-contractors for equipment and supplies.  These are generally available but vary in price and immediacy of availability subject to demand.  The LAK Ranch Project area is on a cattle ranch and farm so the timing of work may be affected with the operation of the cattle ranch and farm.

The LAK Ranch Project does not generate sufficient revenue to meet our cash requirements and we are dependent on external financing to support us as a going concern.  Our ability to continue operations is dependent on our ability to obtain additional financing.  See “Item 3 - Key Information – Risk Factors”.

For the three years ended April 30, 2006, our income was as follows:

	Year Ended April 30, 2006	Year Ended April 30, 2005	Year Ended April 30, 2004
Gain on settlement of liabilities	$ -	$ -	$25,398
Interest and other income	38,889	9,312	11,324
Totals	$38,889	$9,312	$36,722

Organizational Structure

We have a wholly owned subsidiary, Derek Resources (U.S.A.) Inc. incorporated under the laws of the State of Delaware on August 18, 1981 under the name Cove Energy Inc.  On December 18, 2000, the name was changed to Derek Resources (U.S.A.) Inc.  The registered and records office of Derek USA is located at No. 100 West Tenth Street, Wilmington, Delaware.  The principal business address of Derek USA is #1201 – 1111 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3.  The authorized share capital of Derek USA consists of 2,000 common shares without par value of which one common share issued and outstanding is registered in the name of Derek.

Property, Plants and Equipment

Our executive offices are located in rented premises of approximately 2,371 square feet at #1201 – 1111 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3, telephone (604) 331-1757.  We began occupying this facility in May 2004 on a three-year lease at an approximate cost of $4,530 per month.  It is considered adequate for current needs.

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

During Fiscal 2004, we brought two partners in on the LAK Ranch Project.  See “SEC Oil and Gas Partnership” and “Ivanhoe Energy (USA) Inc.”.  Ivanhoe is the current operator and is responsible for the operation of all programs on the LAK Ranch Project.  As at October 25, 2006, the ownership of the LAK Ranch Project was Ivanhoe 43%, SEC 5% and the Derek 52%.  To the end of Fiscal 2006, Ivanhoe has incurred capital development expenditures of approximately $3,200,000.  See “Ivanhoe Energy (USA) Inc.” on page 23.

Figure 1 – LAK Ranch Project

DEREK OIL & GAS CORPORATION
LAK RANCH PROPERTY
WESTON COUNTY, WYOMING
Range 61W
Range 60W
Township 45N
Township 44N
6
5
3
4
2
1
2
2
2
Sec. 3
Sec. 2
Sec. 10
Sec. 11
Sec. 2
Sec. 1
Sec. 11
Sec. 12
Sec. 1
Sec. 6
Sec. 12
Sec. 7
Sec. 10
Sec. 11
Sec. 15
Sec. 14
Sec. 11
Sec. 12
Sec. 14
Sec. 13
Sec. 12
Sec. 7
Sec. 13
Sec. 18
Sec. 7
Sec. 18
Sec. 15
Sec. 14
Sec. 22
Sec. 23
Sec. 14
Sec. 13
Sec. 23
Sec. 24
Sec. 13
Sec. 18
Sec. 24
Sec. 19
Sec. 18
Sec. 19
Sec. 22
Sec. 23
Sec. 27
Sec. 26
Sec. 23
Sec. 24
Sec. 26
Sec. 25
Sec. 24
Sec. 19
Sec. 25
Sec. 30
N
LEGEND
LAK Property Outline
1 - Original & Adjoining Leases
2 - Federal Lease WYW149512
3 - Federal Lease WYW022180-A
4 - Keeler Lease
5 - Federal Lease WYW164905
6 - Shuck Lease
Sec. 13
Sec. 18
Sec. 24
Sec. 19
Section Corner
LAK Property located in
6th Prime Meridian (6th P.M.)
0.00
0.25
0.50
0.75
1.00
approximate scale in miles
Rev. Jul/06

Original LAK Property and Adjoining Property

Pursuant to an option agreement dated September 24, 1997, as amended April 21, 1998 and December 11, 1998 (the “LAK Agreement”) with Rising Phoenix, we were granted an option to purchase from Rising Phoenix up to a 75% working interest in two tracts of land (the “Original LAK Property”) and up to a 37.5% working interest in two other tracts of land (the “Adjoining Property”).  A working interest is a right which requires proportional participation in both the costs and profits related to a project like the LAK Ranch Project.

We acquired interests in the Original LAK Property and the Adjoining Property by making payments totaling US $500,000 by December 15, 1998 (US $150,000 to Rising Phoenix and US $350,000 to Petrospec), incurring expenditures of US $100,000 by December 15, 1997 and incurring not less than US $3.5 million (CDN $5.25 million) in expenditures by December 31, 2000 to install a pilot plant facility.  By December 19, 2000, we had spent US $3,868,144 on the LAK Ranch Project to meet the earn-in requirements of the LAK Agreement.

Rising Phoenix’s remaining interest in the LAK Ranch Project was eventually assigned to Asdar Group (“Asdar”) on October 13, 2000 and Asdar became our joint venture partner in the LAK Ranch Project.  Asdar made no payments with respect to their share of operating costs for the LAK Ranch Project and on April 13, 2001 we foreclosed on all of Asdar’s rights and interests in the LAK Ranch Project.  To effect foreclosure, we bid an amount of US $852,571.11 to purchase all of Asdar’s rights and interests.  Asdar responded by filing a lis pendens notice of claim, thereby providing public notice that a lawsuit involving title was being brought against the LAK Ranch Project.

Prior to the court hearing, Asdar agreed to a settlement.  Pursuant to the terms of the Settlement Agreement dated November 21, 2001 with Asdar, Asdar agreed to relinquish any claim to any right or interest in the LAK Ranch Project.  In return it received a proportionate reducible gross overriding royalty on the property of 0.70%.  Payment of the royalty is retroactive to the commencement of production.  Asdar was also granted certain participation rights in the event that we should sell some or all of our rights and interests in the property.  From any net sales proceeds, Asdar will receive a 7.5% interest in the first US $7.5 million of net proceeds and 1% of any proceeds thereafter, subject to certain adjustments.

The following table sets forth details of the leases for the Original LAK Property and the Adjoining Property.

Description of Property (Original & Adjoining Leases; #1 on Property Map)
Tract A
Township 44 North, Range 60 West, 6th P.M., Weston County, Wyoming
Section 6:	SW¼, NE¼, E½NW¼, W½SE¼
Section 7:	W½, W½E½
Section 18:	S½SW¼, NW¼
Section 19:	W½W½, NE¼NW¼
Section 30:	W½NW¼
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 1:	SE¼
Section 11:	SE¼, E½NE¼, S½SW¼
Section 12:	All
Section 13:	W½, S½SE¼
Section 14:	All
Section 22:	NE¼
Section 23:	N½, SE, E½SW¼
Section 24:	N½, SE¼, E½SW¼
Section 25:	NW¼NE¼, N½NW¼, SW¼NW¼, NW¼SW¼
Section 26:	E½NE¼, NE¼SE¼
Tract B
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 24:	NE¼SE¼
Section 25:	S½SW¼, NE¼SW¼, NW¼SE¼, E½NE¼, SW¼NE¼, SE¼NW¼
Tract C
Township 44 North, Range 60 West, 6th P.M., Weston County, Wyoming
Section 18:	N½SW¼
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 13:	NE¼, N½SE¼
Tract D
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 22:	SE¼
Section 27:	W½E½
Tract E
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 24:	SE¼SE¼

Additional Property Leased from the Federal Government

In December 1999, we acquired federal oil leases totaling 1,028 acres adjacent to the Original LAK Property and the Adjoining Property.  The new ground is west and south of the existing property.  The new ground was acquired by application for an annual rental payment of US $1,543.50 and was subject to a Federal Overriding Royalty of 12.5%.  The following table sets forth details of the federal oil leases:

Description of Property (Federal Lease WYW149512; #2 on Property Map)
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 10:	SW¼NE¼
Section 10:	W½SE¼, SE¼SE¼, (Excluding 13.77 acres in railroad right-of-way WyW0119068)
Section 15:	W½E½, E½ W½, NW¼NW¼, SW¼SW¼
Section 15:	E½E½ (Excluding 23.87 acres in railroad right-of-way WyW0119068)
Section 25:	NE¼SE¼, S½S¼
Section 26:	NW¼NE¼, E½SW¼
Section 26:	E½NW¼, SE¼SE¼ (Excluding 14.23 acres in railroad right-of-way WyW0119068)

Additional Property Leased from Edel P. Smith and Accidental Oil Company

Through an Assignment of a Federal Lease dated July 6, 2001, as amended July 10, 2001, (the “Assignment”) from Edel P. Smith and Accidental Oil Company, we acquired an additional 80 acres for US $7,500 upon execution of the Assignment and an additional payment of US $7,875 on January 1, 2002.  This new ground was subject to a Federal Overriding Royalty of 12.5% and a 5% overriding royalty.  The following table sets forth the details of the additional lease:

Description of Property (Federal Lease WYW 022180-A; #3 on Property Map)
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 1:	SW½SW¼

Additional Property Leased from Jerry Keeler

Through a Lease Agreement dated August 8, 2005 (the “Keeler Lease”) from Jerry Keeler, we acquired an additional 160 acres for US $1,000.  This additional acreage is within the Area of Influence in the contract with Ivanhoe and as such is covered by the terms of this agreement.  The new ground is subject to a leasehold royalty of 15.0%.  The following table sets forth details of the additional lease:

Description of Property (Keeler Lease; #4 on Property Map)
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 11:	W½NW¼, N½SW¼

Additional Property Leased from the Federal Government

In February 2006, we acquired federal oil leases totaling 120 acres adjacent to the LAK Property.  The new ground is on the northwest corner of the existing property.  The new ground was acquired by application for an annual rental payment of US $180.00 (to 2010) and is subject to a Federal Overriding Royalty of 12.5%. This additional acreage is within the Area of Influence in the contract with Ivanhoe and as such is covered by the terms of this agreement. The following table sets forth details of the federal oil leases:

Description of Property (Federal Lease WYW164905; #5 on Property Map)
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 2:	NE¼SW¼, N½SE¼

Additional Property Leased from Phillip Shuck, Trustee of the Phillip F. Shuck Living Trust dated 8-26-97

Through a Lease Agreement dated August 8, 2005 (the “Shuck Lease”) from Jerry Keeler as Trustee of the Phillip F. Shuck Living Trust dated 8-26-97, we acquired an additional 40 acres for US $3,000.  This additional acreage is within the Area of Influence in the contract with Ivanhoe and as such is covered by the terms of this agreement. The new ground is subject to a leasehold royalty of 15.0%. Acquisition of this new acreage increased the size of the LAK Ranch Projects lands to approximately 7,788 acres. The following table sets forth details of the additional lease:

Description of Property (Shuck Lease; #6 on Property Map)
Township 44 North, Range 61 West, 6th P.M., Weston County, Wyoming
Section 2:	NW¼SW¼

Royalties and Lease Payments

Prior to entering into the LAK Agreement with us, Rising Phoenix had entered into an option agreement dated November 12, 1996 (the “Petrospec Agreement”) with Petrospec to acquire a 100% interest in the Original LAK Property and the Adjoining Property in consideration for the payment of US $370,000, the payment of gross over-riding royalty interests of 1.625% to Paul B. Trost and 2% to Petrospec, respectively, as well as the completion of a pilot project estimated to cost US $80,000.  Rising Phoenix made payments totaling US $20,000 and the balance of the payments totaling US $350,000 were made by us to Petrospec pursuant to the terms of the LAK Agreement.

Pursuant to an agreement dated May 3, 1999 (the “First Royalties Agreement”) with Petrospec, Paul Trost and Rising Phoenix, we agreed to issue 100,000 shares of Common Stock to each of Petrospec and Paul Trost in ten annual tranches of 10,000 shares of Common Stock each to acquire varying portions of the overriding royalty interests held by Petrospec and Paul Trost totaling 1.05% pursuant to the terms of the Petrospec Agreement.

Pursuant to an agreement dated November 9, 1999 (the “Second Royalties Agreement”) with Sheri Tietjen and Donald B. Roberts, we agreed to acquire (a) 1.6875% of the overriding royalty interests from Sheri Tietjen by paying US $25,000 and issuing 50,000 shares of Common Stock; and (b) 1.6875% of the overriding royalty interests from Donald B. Roberts by paying US $25,000 and issuing 50,000 shares of Common Stock.  In order to vest our acquisitions pursuant to the Second Royalty Agreement, we will be required to produce a minimum of 600 barrels per day for at least six continuous months before the seventh anniversary of the closing of this purchase.  During September 2005, this obligation was extended from the seventh anniversary to April 9, 2009 for the sum of US $25,000 and 150,000 shares of Common Stock.  We also agreed to return the 1.6875% royalty to Sheri Tietjen and the 1.6875% royalty Donald B. Roberts upon the earlier of completion of the LAK Ranch Project or the twentieth anniversary of the closing of the Second Royalties Agreement.

Pursuant to an agreement dated October 21, 2004 (the “Wilson Agreement”) with Allen Wilson, we agreed to transfer a 0.42% gross overriding royalty, which had an estimated fair value of $29,904, as a finder’s fee for a private placement.

Pursuant to the terms of the LAK Agreement, the Settlement Agreement with Asdar and the Wilson Agreement, the Original LAK Property and the Adjoining Property are, as of October 15, 2006, subject to gross overriding royalty interests as indicated below:

Name of Recorded Royalty Owner	(Royalty Data as of October 2006)
	Tract “A”	Tract “B”	Tract “C”	Tract “D”	“Tract E”
Lisa Stewart-deSnoo	6.25000%	6.25000%	3.12500%	3.12500%	3.12500%
Sheri Tietjen	0.00000%	3.0000%	1.74995%	1.74995%	0.65625%
Toby Vineyard Trust	1.50000%	0.00000%	0.00000%	0.00000%	0.00000%
Tyler Vineyard Trust	1.50000%	0.00000%	0.00000%	0.00000%	0.00000%
Donald B. Roberts	3.00000%	3.00000%	1.74995%	1.74995%	0.65625%
Paul B. Trost	1.15370%	1.15370%	0.40730%	0.40730%	0.99120%
Derek	5.42630%	5.42630%	3.55700%	3.55700%	4.94800%
Asdar Group	0.70000%	0.70000%	0.70000%	0.70000%	0.70000%
Allen Wilson	0.42000%	0.42000%	0.14830%	0.14830%	0.36080%
Total	19.99500%	19.99500%	11.43750%	11.43750%	11.43750%
Third Party Royalties	14.52370%	14.52370%	7.88050%	7.88050%	6.48950%

Between May 3 and October 30, 2001, we granted additional royalties totalling US $0.1360838 per barrel of oil produced to certain lenders and debt holders.  We repurchased royalties previously held by various parties, resulting in net royalties of 5.42630% on Tracts “A” and “B”, 3.55700% on Tracts “C” and “D” and 4.94800% on Tract “E”, after we assigned royalties to Asdar Group and Allen Wilson. These repurchased royalties include an October 18, 2004 repurchase of a 1.42% royalty from Petrospec for sum of US $81,586.  The current recorded third party royalties are 14.52370% on Tracts “A” and “B”, 7.88050% on Tracts “C” and “D” and 6.48950% on Tract “E”.  In addition, there is a 1% unrecorded royalty payable as a finder’s fee to Rick Jeffs with regard to a private placement.  See “Legal Proceedings”.

In order to maintain the Original LAK Property and the Adjoining Property leases in an active state, minimum shut-in royalties for the 2003 calendar year totaling US$12,544 were paid to Rev. Lisa Stewart-deSnoo (as to US $6,400), Donald B. Roberts (as to US $3,072), Toby Vineyard Trust (as to US $1,536) and Tyler Vineyard Trust (as to US $1,536).  Shut-in royalties are monies paid to mineral interest owners (lessors) by the mineral interest lessee(s) during those time periods when no production of oil is occurring.  Alternatively, when production of oil is minimal and the income to the lessors falls below a predetermined base level, shut-in royalties of a certain minimum dollar amount must be paid annually to the mineral interest owners in order to maintain the lease in good standing.  A surface lease fee of US $600 per year is payable to True Ranches, a cattle ranch which operates on the property covering the LAK Ranch Project.  We are required to post a US $25,000 operator bond with the State of Wyoming for liability or damage to the leases.  An annual rental payment of US $1.50 per acre is payable for the first five years of the federal oil leases.  Thereafter, the annual rental payment is US $2.00 per acre.  The minimum annual rental on federal lease W-149512 applies to 1,014.81 acres.

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

In December 1997, we drilled four wells along the projected horizontal well path to verify the presence of the sands, their thickness, porosities and permeabilities as well as the presence of oil in the sands at the LAK Ranch Project.  During the drilling of these four wells, the sand intervals were core drilled and a solid piece of sandstone three inches in diameter was extracted from the sand intervals.  This core sample was then utilized to determine the reservoir characteristics. The log data on the four wells is summarized below:

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

Notes:

(1)

Core not analyzed.

Core porosities as measured by an independent third party laboratory consistently showed higher porosities than did the density gamma logs as measured downhole.  The core porosities typically exceeded downhole porosities by 4 - 7 porosity units.  No explanation was given by the laboratory, however we recognize that if the downhole log porosities are correct, less oil may be available for recovery.  One of the purposes of the pilot project is to conduct a volumetric balance and further define this problem.

Reservoir permeabilities of 10 to 100 millidarcies are considered good and reservoir permeabilities of 100 to 1,000 millidarcies are considered very good.  The four wells were drilled with fresh water which flushed oil from the core samples.  Therefore an oil saturation of 72% was used for an original saturation figure.

We conducted investigations designed to examine the viability of utilizing thermal recovery methods to exploit the Newcastle Formation on the LAK Ranch Property.  Data from drilling carried out by us on the LAK Ranch Property, combined with information gathered from numerous other wells in the area of the LAK Ranch Property, led us to the conclusion that the potential oil reservoir underlying the LAK Property was dipping (not horizontal).  A dipping (not horizontal) reservoir would allow heated oil to flow under the force of gravity down into the collection well, where the oil would be pumped to the surface.

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

Figure 2 – SAGD Process

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

Bateman Agreements

On March 20, 2000, a Memorandum of Understanding dated March 20, 2000 (the “MOU”) was executed with Bateman International BV of the Netherlands (“BIBV”).  Pursuant to the terms of the MOU, BIBV agreed to provide professional project management, engineering, design, procurement and construction management services for a fee of 5% of the total cost of the pilot plant as it relates to the surface facility, subject to a minimum of US $150,000 and reimbursement of costs.  BIBV also agreed to purchase 892,857 special warrants at $0.42 per special warrant for US $250,000, the proceeds of which we advanced to BIBV as prepayment for its services pursuant to the MOU.  The MOU was formalized by an Engineering, Procurement and Construction Management Agreement dated August 21, 2000 with Bateman Engineering Inc. (“Bateman”) of Denver, CO.

On June 21, 2001, a letter agreement was executed with Bateman Project Holdings Limited (“BPHL”) of Johannesburg, South Africa pursuant to which Bateman agreed to defer US $471,183 of debt payable by us until May 31, 2002.  Any amounts incurred in excess of US $471,183 would be due and payable in the normal course of business.  In consideration, Bateman would receive interest of 10% per annum commencing June 15, 2001 with both principal and interest due on May 31, 2002.  In addition, we granted a permanent gross over-riding royalty in the amount of US $0.0471 per barrel of oil produced net to our interest.  As security for the amount deferred, we granted a lien in favour of Bateman, first on our surface equipment located on the LAK Ranch Project and secondly, if required to satisfy amounts outstanding on the repayment date, on the LAK Ranch Project itself.  We were unable repay the principal and interest on May 31, 2002.  On August 21, 2002, BPHL agreed to settle one half of the total debt outstanding in exchange for shares of Common Stock at a price of $0.10 per share with the remaining amount payable to be secured by way of a new note bearing interest at 10% per annum and maturing on September 30, 2003.  By an agreement dated October 3, 2003, the parties extended the due date on this note payable to March 31, 2004.  To gain this extension, we agreed to pay to Bateman the new sum of US $30,000 for arrears interest in order to bring the note current.  The new amount of the principal debt was US $285,757.54 but the debt was repaid in February 2004.

Development Program

We reviewed engineering reports prepared by other companies who have previously attempted to put the LAK Ranch Project into production.  A known reservoir of oil exists in the Newcastle sand under the LAK Ranch Project, however a pilot test was necessary to determine the economic viability of using SAGD technology on this reservoir.

During the year ended April 30, 2001, we completed the construction of a pilot plant to test the production potential on the LAK Ranch Project using SAGD technology.  The pilot plant described below was designed and computer simulation models were run on the reservoir.  The pilot plant is a field demonstrated successful design as evidenced by the ongoing Blackrock heavy oil recovery project near Cold Lake, Alberta.

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

On June 14, 2000, Derek officials appeared before the Wyoming Oil and Gas Commission and approval to commence drilling on the LAK Ranch Project was granted.  Effective June 13, 2000, we, through our U.S. subsidiary, Derek USA, entered into a drilling contract with CAZA Drilling Inc. of Denver, CO (“CAZA”) for the first injector/producer well pair on the LAK Ranch Project.  An escrowed deposit of US $315,000 was established by us on CAZA’s behalf.  A rig was mobilized on the LAK Ranch Project on June 19, 2000 and drilling of Well Derek #1 commenced.

By July 10, 2000, Well Derek #1 was completed at a total measured length of 3,213 feet.  The horizontal section of the well extended a total of 1,810 feet and encountered 1,639 gross feet of Newcastle sandstone reservoir rock.  We estimated that 1,200 net feet of this gross footage was of good to excellent quality reservoir sand and that 400 net feet was of fair quality reservoir sand.  A slotted liner was successfully installed in the horizontal section of Well Derek #1.  On July 15, 2000, the second (injector) well of the horizontal well pair, Well Derek 2-I, was spudded.  Well Derek 2-I was completed on July 29, 2000 at a total measured length of 3,210 feet.  The horizontal section of the well was emplaced an average of 24 feet vertically above Well Derek #1.

By October 17, 2000 all major pieces of equipment for the surface facility were sourced, minor site preparation was underway and the route for the natural gas pipeline was being laid out.  By November 14, 2000, grading and survey work at the LAK Ranch Project site was nearly complete.  Construction and installation of concrete footings was being carried out.  Installation of a 4-inch natural gas pipeline, which will be about 30,000 feet in length had commenced.  This pipeline was capable of supplying up to 1.5 MMCF of natural gas to the project on a daily basis.  We estimated that this pipeline would provide sufficient fuel to operate steam generation equipment able to supply steam to approximately 4 to 6 well pairs.  By the end of November 2000, an oil treatment plant, or “heater-treater” and a 22 MMBTU leased steam generator, complete with water treatment plant, pre-fabricated steel building and ancillary equipment, arrived at the LAK Ranch site.

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

We produced and sold oil at the LAK Ranch Project for the months of April, May and June 2001 but suspended pilot production operations in mid-June 2001 in order to install additional wastewater disposal system which would allow the plant to operate at 100% of steaming capacity.  We restarted pilot plant operations in October 2001 and produced and sold oil for the months of October, November and December 2001 and the first part of January 2002.  The current project operator, Ivanhoe, began producing oil from the LAK Ranch property in June, 2004 using cyclic steaming. In October of 2005, Ivanhoe began continuous steaming operations, employing three slim-line vertical injector wells located updip from the first section of the horizontal producer.

The following table summarizes oil sales to date at the LAK Ranch Project:

Month/Year	Oil Sold (Barrels)	Average Gravity (API)	Average Price/Bbl. (US$)	Gross Value (US$)
April 2001	1096.61	21.4	$25.0001	$27,415.32
May 2001	1586.50	20.8	$25.3986	$40,294.80
June 2001	473.04	19.6	$25.2197	$11,929.91
October 2001	484.41	20.4	$18.4675	$8,945.82
November 2001	698.31	20.8	$17.1111	$11,948.85
December 2001	693.23	19.9	$16.5214	$11,453.13
January 2002	331.17	20.1	$15.8500	$5,249.04
June 2004	185.54	n.a.	$38.0350	$7,057.01
June, July, October, November 2004	500.12	n.a.	$45.7257	$22,868.32
November, December 2004	238.86	n.a.	$40.8880	$9,766.51
December 2004, January 2005	420.83	n.a.	$42.1490	$17,737.57
December 2004, January, February, March 2005	243.33	n.a.	$49.1210	$11,952.61
March 2005	230.65	n.a.	$40.1020	$9,249.53
March, April, May, June 2005	483.09	n.a.	$45.6440	$22,050.16
June, July 2005	244.89	n.a.	$50.4050	$12,343.68
July, 2005	235.33	n.a.	$56.8560	$13,379.92
July, August 2005	247.58	n.a.	$57.0410	$14,122.21
August, September, October 2005	716.25	n.a.	$54.3990	$38,963.28
October, November 2005	1,684.61	n.a.	$51.2420	$86,322.79
November, December 2005	1,670.33	n.a.	$49.1670	$82,125.11
December 2005, January 2006	984.12	n.a.	$49.8660	$49,074.13
January, February 2006	1,437.42	n.a.	$39.6870	$57,046.88
February, March 2006	1,208.19	n.a.	$36.1452	$43,670.27
March, April 2006	1,231.21	n.a.	$50.3167	$61,950.42
April, May 2006	1,658.54	n.a.	$56.0000	$92,878.24

All of the oil produced on the LAK Ranch Project prior to 2004 was sold to one customer, Equiva Trading Company of Denver, CO pursuant to a Lease Purchase Agreement executed between the parties on May 17, 2001.  Effective September 1, 2002, Equiva assigned this agreement to Shell Trading (US) Company.  When Ivanhoe took over as operator of the LAK Ranch property in 2004, they entered into a crude oil purchase contract with Link Energy (Plains Marketing, L.P. dba Link Energy).  This contract was in force until March of 2006.  In March of 2006, Ivanhoe entered into a crude oil purchase contract with Teppco Crude Oil, L.P.  Under the terms of this contract, the price paid for the oil produced at LAK Ranch is “Shell Trading (US) Company Wyoming Sweet (Other) Crude Oil Posted Price deemed 40o gravity and deemed delivered in equal daily quantities plus two dollars and twenty-five cents ($2.25) per barrel.”

Ivanhoe Energy (USA) Inc.

A farm-in and joint operating agreement was entered into with Ivanhoe of Bakersfield, California dated January 20, 2004. Under the terms of this agreement, Ivanhoe will initially earn a 30% working interest by financing the re-activation of the LAK Ranch enhanced oil recovery (EOR) project and continuing study of the geology, reservoir and production methods necessary to implement a commercial EOR heavy oil project. Ivanhoe will have the option to increase interest in the project on an incremental basis; for each US $1,000,000 invested in the project, Ivanhoe will earn an additional 6% working interest to a maximum 60% working interest upon a total capital investment of US $5,000,000.  Their interest will be adjusted quarterly based on expenditures made.  At April 30, 2006, Ivanhoe had incurred capital expenditures of approximately US $3.2 million.

Ivanhoe is the current operator of the LAK Ranch Project.  At October 25, 2006, the ownership of the LAK Ranch Project was 43% Ivanhoe, 5% SEC and Derek 52%.

On October 25, 2006, we announced a letter of intent to purchase Ivanhoe’s interest in the LAK Ranch Project.  We will purchase all of Ivanhoe's interest in the LAK Ranch Project for US$800,000, comprised of US$600,000 due at closing and US$200,000 to be paid through a 5% gross overriding interest on future production from the LAK Ranch Project. The 5% royalty arrangement will terminate once US$200,000 has been paid. The letter of intent is subject to the negotiation of definitive documentation and the approval of both boards.

SEC Oil and Gas Partnership

On April 15, 2003, we entered into an agreement with SEC Oil and Gas Partnership (“SEC”), whereby, in consideration of SEC funding US $700,000 of capital and operating expenditures on the LAK Ranch Project, SEC would receive a 49% revenue interest in the initial well, until 1.2 times payback, when the SEC interest in that initial well would revert to a 33% working interest. On October 30, 2003, the terms of this agreement were amended such that SEC would earn a 5% working interest in the LAK Ranch Project by advancing to us the sum of US $600,000.  At April 30, 2005, these funds were expended in their entirety.  Under this amended agreement, SEC will receive a 10% revenue share until 1.2 times payback (US $720,000) at which time their revenue interest will revert to 5%.  The additional net revenues paid to SEC will be funded from our interest in the LAK Ranch Project and will reduce our revenue until 1.2 times payback is achieved by SEC.

Proposed Exploration Program

We have determined, in consultation with independent consultants, that a vertical well development program in certain “sweet spots” of the reservoir would be beneficial. Subject to the availability of drill rigs and capital, it is our intention to begin such a development program before the end of calendar 2006.  We will propose this program to our partners who may elect to participate or not.

With this vertical well development plan and the resultant LAK Ranch production forecast in 2006/2007, management anticipates achieving positive cash flow from LAK operations by the end of this fiscal year.  However, this positive cash flow will not be sufficient to offset administration costs this fiscal year, and as such, our ability to continue as a going concern is dependent on continued financial support from our shareholders and our ability to raise equity and/or debt financing as and if required.  As at July 31, 2006, we had a working capital surplus of $1,400,000.

In addition to these “sweet spots”, some prospective deeper horizon targets have also been identified and are being evaluated.  These horizons will be drilled once the Newcastle development is on track to produce positive cash flow and the level of Ivanhoe’s interest in the project has been determined.

Item 5 – Operating and Financial Review and Prospects

The following discussion of our financial condition, results of operations and cash flows for the years ended April 30, 2006, 2005 and 2004 should be read in conjunction with our consolidated financial statements and related notes included therein.  Our financial statements are presented in Canadian dollars have been prepared in accordance with Canadian GAAP.  Differences between accounting principles generally accepted in Canadian GAAP and U.S. GAAP, as applicable to us, are set forth in Note 8 to the accompanying consolidated financial statements.

Overview

We are a natural resource company engaged in the acquisition, exploration and development of oil and gas properties.  Since Fiscal 1998, we have primarily been focused on financing the acquisition of the LAK Ranch Project and the construction of the pilot plant facility.  The pilot plant utilizes the SAGD recovery process which falls under the category of improved recovery pursuant to the definition found in Rule 4-10(a)(4) of Regulation S-X.  As a result, we have not attributed any proved reserves to the LAK Ranch Project.  Technical and economic information derived from the pilot study will be used to estimate the amount of recoverable oil for the development of a commercial scale operation.  There is a risk that we may not be able to economically recover the oil in place.

We had total and deferred exploration expenditures of $14,438,903 at April 30, 2006, $14,194,246 at April 30, 2005 and $13,814,938 at April 30, 2004, all of which related to the LAK Ranch Project.  The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the LAK Ranch Project, our ability to obtain the necessary financing to complete of the development of the property, any future profitable production, or alternatively, upon our ability to dispose of our interests on an advantageous basis.  Accordingly, there is substantial doubt about our ability to continue as a going concern.

We follow the full-cost method of accounting for oil and natural gas properties whereby all costs relating to exploration and development of oil and natural gas reserves are capitalized.

We regularly review the carrying value of our oil and gas properties, which are currently unproven, by reference to the project economics, the timing of exploration work, the work programs and the exploration results achieved on the project. Where an impairment occurs a charge to earnings would be made. Once commercial production is achieved, we will apply a ceiling test to ensure that capitalized costs do not exceed total estimate future net revenues from the production of proved reserves less general and administrative expenses, financing costs, site restoration costs and income taxes related to future production. Any reduction in value as a result of the ceiling test will be charged to operations as additional depletion, depreciation, and amortization. We did not apply a ceiling test in 2006 or 2005 because it is at the pilot stage of development and no proven reserves have been established.

Once in commercial production, capitalized costs of proven reserves and equipment will be depleted using a unit-of-production method based upon estimated proven reserves (energy content) net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income. The Lak Ranch property is in the pilot stage of development. To-date, there has been no commercial production from the property and as a result no depletion has been recorded.

The recoverability of the amounts shown for oil and gas properties is dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the properties, our ability to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amounts shown as oil and gas interests represent net costs to date, less proceeds from oil sales, and do not necessarily represent present or future values.

Our ability to continue as a going concern is dependent on continued financial support from our shareholders, our ability to raise equity and debt financing, and the attainment of profitable operations, external financings and further share issuances to meet our liabilities as they become payable. While management has been successful in obtaining such additional sources of finance in the past, there can be no assurance that it will be able to do so in the future.

We have a history of operating losses. In the year ended April 30, 2006, we incurred a loss of $1,063,257 and cash outflows from operating activities of $1,116,550. Our deficit at April 30, 2006 totalled $16,129,306.  Because of this uncertainty, there is substantial doubt about our ability to continue as a going concern.

We have not been required to make any material expenditure for environmental compliance to date.  Our operations may in the future be affected from time to time in varying degrees by changes in the environmental regulations.  Both the likelihood of new regulations and their overall affect upon us vary greatly from state to state and are not predictable.  See “Item 3 – Key Information, Risk Factors”.

Our operations at the LAK Ranch Project are in the United States and the expenses of such operations are payable in U.S. dollars while our functional currency is the Canadian dollar.  Most of our financings to April 30, 2006 were in Canadian dollars and the majority will continue to be in Canadian dollars for the foreseeable future.  Accordingly, we are subject to the risk of fluctuations in the relative values of the Canadian and U.S. dollars.  Although this has not had a materially adverse affect on our results of operations to date, this may have a materially adverse affect on our results of operations in the future.  We are required to recognize foreign currency translation gains or losses in the determination of net earnings and losses.  For Fiscal 2006, there was a net loss of $10,026 from foreign exchange, compared to a loss of $25,634 in Fiscal 2005 and a gain of $17,863 in Fiscal 2004.  We are not aware of any government currency policies or regulations which may affect the our operations.

Operating Results

Year ended April 30, 2006 Compared to the Year ended April 30, 2005

During the last fiscal year Derek and its joint venture partners advanced the LAK Ranch Project by conducting pilot operations including the initiation of a continuous steam test in November 2005.

The attainment of positive cash flow by April 30, 2006, as previously estimated, has been hampered by the poor performance of the continuous steaming pilot to date.  Derek’s management believes, after reviewing six months of data, that only one of the three injectors drilled by Ivanhoe has had any effect on the targeted Newcastle pay zone.  This ineffective steaming has increased the operating costs and greatly hampered the amount of oil recovered. Also, a glut of heavy oil in the western U.S. enabled refineries to decrease the price realized for LAK oil to a low of US$39 per barrel.  The LAK ranch oil sale price has since recovered to over US$60 per barrel but future spreads in heavy oil versus WTI may continue to adversely affect the economics of the pilot.

This marks the third straight year of improvement in our financial position, but we remain dependent on future capital injections to complete plans at LAK Ranch.  Total losses for the three years, adjusted for the non-cash item of stock option expense are $944,000 for 2006, $952,000 for 2005 and $937,000 for 2004, or virtually unchanged year over year.  Stock option expense has varied from $119,169 in 2006, $423,552 in 2005 and $631,956 in 2004.  This variance is due to the reduced volatility in the trading value of our Common Stock and the lower number of stock options granted in the period.

Our current working capital commitments include $4,500 per month for rent, $15,000 per month for management and consulting fees and $20,000 per month for administrative support. Total general and administrative costs, including the commitments listed, for the year was budgeted to be about $900,000.  The loss of $1,063,257 for the year less the non-cash expense of stock options of $119,169 would pro-rate to an annual cost of about $944,000 or an increase of 4.8% from budget.  The major variances that explain this excess over budgeted expense are in filing fees and shareholders’ information and travel expense.  These expenses are higher as we closed a major placement in the year, increasing filing fees, and incurred greater than budgeted travel costs related to going to investor conferences.

Year ended April 30, 2005 Compared to the Year ended April 30, 2004

The Company incurred a net loss of $1,375,553 or $0.04 per share for Fiscal 2005 compared to a net loss of $1,569,893 or $0.06 per share for Fiscal 2004.  The decrease in the loss per share reflects the share issuances during the year as well as a modest decline in administrative expenses, mainly stock option expense. Legal, accounting, and filing fees also declined in Fiscal 2005 as in the prior fiscal year, we had major costs related to the agreements with Ivanhoe and SEC. Interest expense also decreased in Fiscal 2005 due to the settlement of notes payable.  Office administration and other costs increased as additional staff was employed and some management personnel were returned to full wages after being reduced in 2003 and part of 2004.  In 2005, we contracted directors’ and officers’ liability insurance for the first time which led to increased insurance costs over 2004.  Shareholders’ information charges were lower as we attended more shareholder investment conferences and advertised more in 2004 than in 2005.

Oil and natural gas property costs deferred during Fiscal 2005 totaled $379,308 compared to $390,156 in Fiscal 2004; however, in Fiscal 2004 we recovered $792,236 in property costs primarily from our arrangement with SEC.  The Company’s expenditures have decreased on the LAK Ranch Project since our joint venture partners have incurred the majority of costs.  2005 costs related primarily to field operating costs not covered by the agreement with Ivanhoe.  At April 30, 2005, Ivanhoe had incurred capital expenditures of approximately US $1.7 million while US $600,000 had been incurred by SEC.

Year ended April 30, 2004 Compared to the Year ended April 30, 2003

During Fiscal 2004, we were successful in advancing the LAK Ranch Project by bringing in two partners.  Attracting two quality partners has enhanced the potential of the LAK Ranch Project as a prospective producing asset. Additionally, having these partners enabled us to raise sufficient funds to retire all existing notes payable and put us on stable financial footing. For example, working capital as at April 30, 2004 was in excess of $400,000 versus a working capital deficit of about $1,500,000 in the prior year.

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

Other major variances from Fiscal 2003 are:

•

a law suit brought by Pacific Capital Markets resulted in the expensing of an additional $50,540 of shareholder communications expense in the quarter ended April 30, 2004,

•

the year ended April 30, 2004 had increased shareholder communications expense as we increased our marketing efforts,

•

legal expenses were higher for all quarters in fiscal 2004 as we successfully negotiated the farm-out agreements with SEC and Ivanhoe, and completed numerous private placements,

•

the retirement of the debt owed pursuant to promissory notes resulted in lower interest costs the fiscal 2004 quarters as well as a reduction of the accretion of notes payable expense,

•

consulting and management fees were higher in the quarters ending January 31 and April 30, 2004 as the management contract was reinstated to its full $10,000 month versus the reduced $5,000 per month that was paid in the prior quarters due to our financial condition, and

•

office administration costs increased as staff was increased during the fiscal 2004 year.

US vs. Canadian GAAP

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The significant measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are described below:

	2006 $	2005 $	2004 $

Consolidated statements of loss
Loss for the year under Canadian GAAP	(1,063,257)	(1,375,553)	(1,569,893)
Accretion on notes payable (a)	-	-	6,522

Loss for the year under U.S. GAAP	(1,063,257)	(1,375,553)	(1,563,371)

Loss per share under U.S. GAAP	(0.03)	(0.04)	(0.06)

There are no balance sheet measurement differences between Canadian and U.S. GAAP.

(a)

Certain previously held notes payable, with options to convert principal and interest into shares of Common Stock, were split between debt and equity. Under U.S. GAAP, the conversion option would not be attributed any value and accordingly, the entire carrying amount of the notes payable would be classified as debt. Accordingly, accretion on the notes payable under Canadian GAAP is reversed for U.S. GAAP purposes.

(b)

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

For U.S. GAAP purposes, there is no difference between our net income and comprehensive income.

Liquidity and Capital Resources

Our working capital is a direct result of funds raised from the sale of equity shares over the outflow into acquisition, exploration and development costs as well as administrative expenses.  The working capital balance at the end of the following periods were:  April 30, 2006 - $1,194,856; April 30, 2005 - $874,214; and April 30, 2004 - $440,749.  The fluctuations stem from timing differences between when money is raised from equity issues and when expenditures are committed on exploration and development.

Our cash and cash equivalents at April 30, 2006 totaled $1,652,370 compared to $1,008,208 at April 30, 2005 and $632,700 at April 30, 2004.  The cash and cash equivalents have varied primarily due to the issue of share capital.  At April 30, 2004, we also held $146,962 in trust to expend on the LAK Ranch Project.  Aside from such cash and cash equivalents and funds held in trust, we had no material unused sources of liquid assets.

During Fiscal 2006, we completed a private placement raising $1,806,200 consisting of 3,940,000 units. Each unit consisted of one share of Common Stock and one share purchase warrant. Each full warrant entitles the holder to purchase another share for $0.70 until January 24, 2006 or for $1.15 until January 24, 2007. A finder’s fee of 0.9% was paid in connection with this placement.  In addition, the exercise of 325,000 stock options provided additional proceeds of $68,500.

During Fiscal 2005, we completed a private placement raising $404,250 consisting of 735,000 units. Each unit consisted of one share and one share purchase warrant. Each warrant entitles the holder to purchase another share for $0.75 until January 24, 2006 or for $1.15 until January 24, 2007. A finder’s fee of 0.42% royalty on LAK Ranch, which had an estimated fair value of $29,904, was granted in connected with this placement.  In addition, the exercise of 3,835,835 warrants and 525,000 stock options provided additional proceeds of $1,400,458

A number of financings were completed during Fiscal 2004. We completed two private placements raising $700,000 consisting of 4,666,667 units. Each unit consisted of one share and one half-share purchase warrant. Each whole warrant entitles the holder to purchase another share for $0.20 until August 14, 2004 or in the case of one placee, September 29, 2004.  We completed a placement of 1,666,667 units at a price of $0.30 per unit, raising $500,000. Each unit consisted of one share and one share purchase warrant. Each warrant entitles the holder to purchase an additional share for $0.40 until November 5, 2004.  We also completed a placement of 729,000 units at a price of $0.75 per unit, raising $546,750. Each unit consisted of one share and one half-share purchase warrant. Each full share purchase warrant entitles the holder to purchase an additional share for $0.90 until February 5, 2006.

Also during Fiscal 2004, we settled an outstanding note in the principal amount of US$100,000 together with accrued interest of US$11,628 for 495,744 units. Each unit consists of one common share and one share purchase warrant. Each warrant allows the holder to purchase another share of Common Stock at a price of $0.40 until November 5, 2004.  In addition, a total of 2,196,668 warrants and 275,000 stock options were exercised raising an additional $622,249.

As of the date of this Form 20-F Annual Report, we had working capital of approximately $1.2 million.  As additional sources of capital, we also had 3,005,000 stock options and 2,705,000 warrants outstanding at exercise prices ranging from $0.15 to $1.15 per share.

Our current working capital commitments include $4,500 per month for rent, $15,000 per month for management and consulting fees and $20,000 per month for administrative support. Total general and administrative costs, including the commitments listed, for the fiscal 2007 year, are budgeted to be about $900,000.  The loss of $198,340 for the fourth quarter of Fiscal 2006 would annualize into a loss of $793,360 or a savings of 11.8% from budget.  The first quarter is often a quarter of reduced costs as travel and investor relations’ expenses are concentrated into the winter months.

Our current property payments and budgeted work commitments for the remainder of the current financial year ended April 30, 2007 are summarized as follows:

	LAK RANCH	DEREK’S SHARE ($US)
Revenue projected	90% % Derek, 10% SEC, and balance to Ivanhoe	$655,000,000 to $1,050,000
Required development costs	Derek share of 5 spot pilot	($1,250,000)
Required operating costs	95%Derek, 5% SEC and balance to Ivanhoe	($231,000)
Required operating costs	30% Derek on 5 spot pilot	($80,000)
Total net budgeted cash outflow		$(511,000) to ($906,000)

The total of all budgeted amounts for property development and required operating cost commitments is $1,717,000 ($1,561,000US).  When added to budgeted administrative costs for fiscal 2006 of $900,000 this gives a total budgeted cost for the fiscal year of $2,617,000 and budgeted revenue from LAK Ranch is at least $720,000 ($655,000 US), giving Derek a negative net budgeted cash flow of up to about $1,897,000 to April 30, 2007.  Given this shortfall, management believes it will be necessary to raise new capital in the next six months.

The budgeted revenues and costs are based on pilot phase modeling and projections done by Ivanhoe, the project operator and assume that a daily production level from the existing horizontal well of 40Bpd in 2006/07.  These levels are slightly lower than current production levels.   Additional capital expenditure for the modified 5 spot assumes an investment by Derek of US $1,250,000 to yield an initial 50% revenue interest.  The revenue and operating costs assumptions of this development were done by independent engineers and assume an oil price of US$50 and our share of operating costs to be US $20,000 per month.

As LAK Ranch remains in a pilot phase of development no assurance can be given that these production levels will be achieved.  All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease depending on the rate of success during the pilot phase.  Should these pilot phases be unsuccessful then consideration will have to be given to taking an impairment charge.

We have no debt instruments at this time and all our funds are unencumbered and available for use as working capital.

Research and Development, Patents and Licences, etc.

We do not engage in research and development activities.

Trend Information

Factors which may have a material effect on our future financial condition are set forth in “Item 3 – Key Information, Risk Factors” and in “Liquidity” above.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Office lease	$31,710	$31,710	$nil	$nil	$nil
Totals	$31,710	$31,710	$nil	$nil	$nil

Item 6 – Directors, Senior Management and Employees

Directors and Senior Management

The following table sets out certain information concerning our directors and senior management.  Each director holds office until the next annual general meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Derek, or with the provisions of the Company Act.  The officers are appointed at the pleasure of the board of directors.

Name, Position, Age and Country of Residence	Principal Occupation or Employment	Date Appointed
BARRY C.J. EHRL President, CEO and Director Age: 67 Resident of Canada	President of Derek; Director of Sydney Resource Corporation, a public company involved in mineral exploration in British Columbia, Ontario and Mexico (non-competitive).	April, 1982
EDWARD G. BYRD (1) Chief Financial Officer and Director Age: 69 Resident of Canada	Director of Century Pacific Greenhouses, a private agricultural business (non-competitive).	October, 1994
JOHN LUSH (1) Director Age: 62 Resident of Canada	President, Petroval Pte Ltd.., an oil-trading company specializing in marketing and sales of crude oil and refined oil products (potential competitor)	January, 2003
ALAN H. STEVENS Vice-President, Operations and Director Age: 64 Resident of the United States	Vice-President, Operations of Derek.	August, 2004
GEORGE EYNON Director Age: 58 Resident of Canada	Vice President, Business Development & External Relations for the Canadian Energy Research Institute (non-competitive).	September, 2005
BRENT C. EHRL Corporate Secretary Age: 47 Resident of Canada	President of Pacific Supply Company, a private wholesale dry goods business (non-competitive).	September, 1997
DOUG SYMONDS General Manager Age: 59 Resident of Canada	General Manager of Derek.	January, 2000
ERICA BEARSS Vice President, Corporate Communications Age: 28 Resident of Canada	Vice President, Corporate Communications of Derek.	June 30, 2004
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

Certain of our directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which Derek may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of British Columbia, directors are required to act honestly, in good faith and in the best interests of the company.  In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at the time.

Our plan currently in place to resolve actual and potential conflicts of interest requires (1) full disclosure from directors, officers and key employees with respect to any potentially competitive interests; and (2) the Board of Directors to assess each actual or potential conflict of interest on a case-by-case basis.  If the Board of Directors determines that an actual or potential conflict of interest exists, it will act to mitigate or remove the conflict.  There have been no actual conflicts of interest issues to date.

While the our directors are involved in other business ventures and do not spend full time on the affairs of Derek, we believe that each devotes as much time to the affairs of Derek as is required to satisfactorily carry out his duty.

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

Barry C.J. Ehrl, President, Chief Executive Officer and Director

Mr. Ehrl has served as President, Chief Executive Officer and Director of Derek since 1981, raising several million dollars for the acquisition of the LAK Ranch Project and the development of the pilot plant facility.  Between 1990 and 1994, he was President and Chief Financial Officer of Star Valley Resources, Inc., which at that time was involved in oil recovery projects with Gulf Canada and British Gas.  Between 1986 and 1991, Mr. Ehrl was President and C.E.O. of Sun Mask Petroleum in which he raised $17 million for proposed takeovers of Inland Natural Gas and Trans-Mountain Pipeline.  Between 1986 and 1990, Mr. Ehrl was Vice-President, Finance and Director of Dawn Development Canada Corporation, a private catering firm where he was directly responsible for raising over $10 million for restaurant acquisitions in London and Vancouver.  Between 1983 and 1995, Mr. Ehrl was Chief Financial Officer of Anvil Resources Ltd. where he was directly responsible for raising in excess of $5 million for exploration and development of mineral properties in British Columbia and the Maritime provinces.  Mr. Ehrl also serves as Director of Sydney Resource Corporation, a public company involved in mineral exploration in British Columbia, Ontario and Mexico.  Mr. Ehrl currently devotes 80% of his time on the affairs of Derek.

Edward G. Byrd, CA, Chief Financial Officer and Director

Edward Byrd, Chartered Accountant, is currently a Director of Century Pacific Greenhouses, a private agricultural business.  Mr. Byrd was formerly a Senior Partner with Coopers & Lybrand (now PricewaterhouseCoopers) as well as a director of Atomic Energy Canada Limited.  He has many years of experience dealing with public and private sector companies and has served on the boards of several public resource companies.  Mr. Byrd currently devotes 15% of his time on the affairs of Derek.

John Lush, Director

Mr. Lush is currently President of Petroval Pte Ltd., an oil-trading company specializing in marketing and sales of crude oil and refined oil products.  He has 36 years’ experience in the oil industry initially working for British Petroleum and subsequently trading crude oil and refined products for BP, Phibro Energy, Neste (Fortum) and Major Oil Services.  He has held several senior management positions and directorships in the industry and has first hand experience working many years in the Far East and US as well as Europe.  Mr. Lush currently devotes 5% of his time on the affairs of Derek.

Alan H. Stevens, Vice-President, Operations and Director

Mr. Stevens is the former President of Southwestern Energy Exploration and Production Company and a Senior Vice President of Worldwide Exploration for Occidental Petroleum.  Mr. Stevens has over 35 years’ experience in technical and managerial positions involving all phases of hydrocarbon exploration, production, operations, and contract negotiations for both domestic and international operations. While in his senior positions with Southwestern and Occidental, Mr. Stevens managed staffs of 85-100 people and annual capital budgets of US$150 MM. He also has held a management position with Tenneco Oil Company.  Mr. Stevens currently devotes 15% of his time on the affairs of Derek.

George Eynon, Director

Mr. Eynon is currently the Vice President, Business Development & External Relations for the Canadian Energy Research Institute (“CERI”). Until recently he was responsible for CERI’s natural gas research program. In his new position George handles CERI’s research marketing, business development, client and media relations, and publications, as well as its conferences and training programs.  His experience includes over 20 years in the upstream, exploration and production sector of the oil and gas industry world-wide (with Amoco, Paramount Resources, Superior Oil, Suncor Energy, and Bow Valley Energy), and 10 years of energy and management consulting (with GEOS Energy Consulting, Ziff Energy Group, and Cambridge Energy Research Associates).  Mr. Eynon is a former President of the Canadian Society of Petroleum Geologists, and a past-Chair of the House of Delegates, American Association of Petroleum Geologists. He has made numerous presentations and chaired technical sessions at industry and professional association conferences, and authored numerous publicly-available, in-house and client-confidential reports and papers; and has conducted numerous short courses, board briefings, and corporate consulting sessions. Mr. Eynon is a native of London, England and a naturalized Canadian citizen. He holds a BSc (London), an MSc (McMaster), and attended MIT’s Sloan School of Management Senior Executive Program.  Mr. Eynon currently devotes 5% of his time on the affairs of Derek.

Brent C. Ehrl, Corporate Secretary

Brent Ehrl is currently President of Pacific Supply Company, a private wholesale dry goods business.  Brent Ehrl currently devotes 75% of his time on the affairs of Derek.

Doug Symonds, P. Geo., General Manager

Mr. Symonds is a graduate of the University of British Columbia (B.Sc. in Geology - 1972) and a Professional Geoscientist (Association of Professional Engineers and Geoscientists of the Province of British Columbia - Membership #19200).  He has 30 years’ experience in base and precious metals mining exploration in North and South America.  He was previously self-employed as a geological consultant and a partner in Montgomery Consultants Limited.  Mr. Symonds currently devotes 67% of his time on the affairs of Derek.

Erica Bearss, Vice-President, Corporate Communications

Erica Bearss has a BA with Honors in Modern Language and Literature from the University of Ottawa and has completed the Public Company Course Certificate from Simon Fraser University and the Getting on Target Investor Relations Seminar from the Toronto Stock Exchange.  She is currently our Vice-President, Corporate Communications and is the former Investor Relations Manager with International Sovereign Energy Corp.  Erica Bearss currently devotes 100% of her time on the affairs of Derek.

Compensation

The following table sets forth all compensation paid or accrued to our current directors, officers and members of our administrative, supervisory or management bodies for the financial year ended April 30, 2006.

We have no pension plan and no other arrangement for non-cash compensation to our directors except stock options.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares / Units Awarded ($)	LTIP Payouts ($)
Barry C.J. Ehrl President, CEO and Director	2006	$120,000	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
Edward G. Byrd CFO and Director	2006	$Nil	$Nil	$Nil	Nil	$Nil	Nil	$Nil
John Lush Director	2006	$Nil	$Nil	$Nil	Nil	$Nil	Nil	$Nil
Alan H. Stevens VP, Operations and Director	2006	$Nil	$Nil	$Nil	75,000 (5)	$Nil	Nil	$Nil
George Eynon (2) Director	2006	$Nil	$Nil	$Nil	175,000 (5)	$Nil	Nil	$Nil
Brent C. Ehrl Corporate Secretary	2006	$42,000	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
Doug Symonds General Manager	2006	$67,500	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
Erica Bearss VP, Corporate Communications	2006	$60,000	$Nil	$Nil	Nil	$Nil	Nil	$Nil

Notes:

(1)

Options granted on August 11, 2005 are exercisable at a price of $0.47 per share and expire on August 11, 2010.

(2)

George Eynon was appointed a director in September 2005.

With the exceptions of Barry Ehrl, Brent Ehrl, Alan Stevens, Doug Symonds and Erica Bearss, we do not have any written consulting or employment agreements with any of our directors, officers or senior management.

Pursuant to a management agreement dated September 30, 2000 with Barry Ehrl, Mr. Ehrl was engaged as President and Chief Executive Officer of Derek for an unspecified term.  Pursuant to the management agreement, Mr. Ehrl received compensation in the amount of $8,500 per month for the period October 1, 2000 through January 1, 2001 and $10,000 per month for the period subsequent to February 1, 2001 as well as the reimbursement of out-of-pocket expenses.  The management agreement may be terminated by Mr. Ehrl at any time by providing 90 days’ notice to us.  The management agreement with Mr. Ehrl may be terminated by us at any time with cause or, without cause, by providing 36 months’ notice or payment in lieu of notice of not less than $360,000.

Pursuant to a consulting agreement dated October 15, 2003 with Brent Ehrl, Mr. Ehrl was engaged as a shareholder communications consultant on a month-to-month basis for a fee of $3,500 per month.

Pursuant to a consulting agreement dated May 31, 2004 with Alan Stevens, Mr. Stevens was engaged to provide consulting services of identifying, evaluation and introducing us to new projects and/or new sources of capital on a month-to-month basis for the granting of 100,000 stock options.  Such stock options were granted on May 28, 2004, are exercisable at a price of $0.65 per share and expire on May 28, 2009.

Pursuant to an employment agreement dated January 1, 2000 with Doug Symonds, Mr. Symonds was employed as General Manager for an unspecified term, currently at a salary of $5,625 per month.

Pursuant to an employment agreement dated June 30, 2004 with Erica Bearss, Ms. Bearss was employed as VP Corporate Communications for an unspecified term, currently at a salary of $5,000 per month.

Board Practices

The Board of Directors presently consists of six Directors.  Each Director was elected at the annual general meeting of the shareholders, held on September 23, 2005.  Each Director holds office until the next annual general meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles, or with the provisions of the British Columbia Business Corporations Act (“BCA”).  See page 30 for the dates on which the current Directors were first elected or appointed.

With the exception of Barry Ehrl, we have not entered into contracts providing for benefits to the directors upon termination of employment.  Mr. Ehrl is entitled to receive an amount not less than $360,000 upon termination of employment pursuant to his respective management agreement.  See “Compensation” above.

Board Committees

Audit Committee

Pursuant to Section 224 of the BCA, we are required to have an Audit Committee (the “Committee”).

The purpose of the Committee is to provide an open avenue of communication between management, our independent auditor and the Board and to assist the Board in oversight of:

•

the integrity, adequacy and timeliness of our financial reporting and disclosure practices;

•

our compliance with legal and regulatory requirements related to financial reporting; and

•

the independence and performance of our independent auditor.

The Committee shall also perform any other activities consistent with this Charter, our Articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees or of an affiliate of Derek. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees or of an affiliate of Derek. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing our financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditors’ responsibility is to audit our financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, our financial position, results of operations and cash flows in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing our financial statements, preparing or issuing an auditors’ report or performing other audit, review or attest services for us, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.

Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.

Review the appointments of the Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.

Review with management and the independent auditor the adequacy and effectiveness of our accounting and financial controls and the adequacy and timeliness of our financial reporting processes.

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

6.

Review our financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted, including consideration of the independent auditors’ judgment about the quality and appropriateness of our accounting policies. This review may include discussions with the independent auditor without the presence of management.

8.

Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9.

Pre-approve all non-audit services to be provided to us by the independent auditor.

10.

Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and Derek and all non-audit work performed for us by the independent auditor.

11.

Establish and review our procedures for the:

•

receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•

confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.

Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at our expense.

13.

Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the BCA and our articles.

On June 7, 2005, the Audit Committee adopted a Whistle Blowing Policy which applies to all employees and those contractors working for us.  It is also intended to provide a method for other stakeholders (suppliers, customers, shareholders etc.) to voice their concerns regarding our business conduct.  A whistle blowing or reporting mechanism invites all employees and other stakeholders to act responsibly to uphold the reputation of their organization and maintain public confidence. Encouraging a culture of openness within the organization will also help this process.  The Whistle Blowing Policy aims to ensure that serious concerns are properly raised and addressed within Derek and are recognized as a key tool in enabling the delivery of good governance practices.  A copy of the Whistle Blowing Policy may be obtained from our Secretary at no charge upon request.

Employees

At April 30, 2006, we had three full time employees and no part-time employees.  In comparison, we had four full time employees and no part-time employees at April 30, 2005 and six full-time employees and no part-time employees at April 30, 2004.

We engage directors, officers and independent contractors from time to time to supply work on specific corporate business and project exploration programs.

Share Ownership

With respect to the persons listed in “Compensation,” above, the following table discloses the number of shares of Common Stock and percent of the shares outstanding held by those persons, as of October 5, 2006.  The shares of Common Stock possess identical voting rights.

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

(3)

There are 39,676,616 shares of Common Stock issued and outstanding as of the date of this Form 20-F Annual Report.

The following table discloses the incentive stock options outstanding to the aforementioned persons as of October 5, 2006:

Name of Person(s)	Date of Grant or Issuance	# shares of Common Stock Subject to Issuance	Exercise Price (Per Share)	Expiry Date
Barry C.J. Ehrl President, CEO and Director	Aug. 1, 2003	750,000	$0.15	July 3, 2008
	Dec. 1, 2003	160,000	$0.80	Nov. 30, 2008
	Nov. 18, 2004	200,000	$0.55	Nov. 17, 2009
	Jan. 25, 2005	160,000	$0.55	Jan. 24, 2010
Edward G. Byrd CFO and Director	Dec. 1, 2003	20,000	$0.80	Nov. 30, 2008
	June 8, 2004	65,000	$0.61	June 7. 2009
John Lush Director	Aug. 1, 2003	175,000	$0.15	July 3, 2008
	Dec. 1, 2003	20,000	$0.80	Nov. 30, 2008
Alan H. Stevens VP, Operations and Director	May 28, 2004	100,000	$0.65	May 27, 2009
	Nov. 18, 2004	75,000	$0.55	Nov. 17, 2009
	Aug. 12, 2005	75,000	$0.47	Aug. 11, 2010
George Eynon Director	Aug. 12, 2005	175,000	$0.47	Aug. 11, 2010
Brent C. Ehrl Corporate Secretary	Aug. 1, 2003	150,000	$0.15	July 3, 2008
	Dec. 1, 2003	40,000	$0.80	Nov. 30, 2008
	Nov. 18, 2004	30,000	$0.55	Nov. 17, 2009
Doug Symonds General Manager	Dec. 1, 2003	40,000	$0.80	Nov. 30, 2008
	Apr. 22, 2005	50,000	$0.55	Apr. 21, 2010
Erica Bearss VP, Corporate Communications	July 26, 2004	25,000	$0.48	July 25, 2009
	Aug. 6, 2004	25,000	$0.48	Aug. 5, 2009
	Nov. 18, 2004	50,000	$0.55	Nov. 17, 2009

We do not have a share purchase plan or dividend reinvestment plan, however we do have a Stock Option Plan pursuant to which we will, from time to time, grant individual stock options to our directors, officers or employees.

The purpose of our Stock Option Plan (the “Plan”) is to assist us in attracting, retaining and motivating directors, officers and employees and to closely align the personal interests of such directors, officers and employees with the interests of the Derek and our shareholders.  Options granted under the Plan are non-assignable and may be granted for a term not exceeding that permitted by the Exchange (currently five years).  A summary of the material aspects of the Plan are as follows:

1.

the Plan will be administered by our Board of Directors or, if the Board so designates, a Committee of the Board appointed in accordance with the Plan to administer the Plan;

2.

the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares at that time, less the number of shares, if any, subject to Prior Options;

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

5.

as long as required by Exchange policy, no one individual may receive options on more than 5% of the issued and outstanding shares (the “Outstanding Shares”) in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 moth period, and options granted to persons employed to provide investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;

6.

options may not be granted at prices that are less than the Discounted Market Price as defined in Exchange policy which, subject to certain exceptions, generally means the most recent closing price of our shares on the Exchange, less a discount of from 15% to 25%, depending on the trading value of our shares;

7.

any amendment of the terms of an option shall be subject to any required regulatory and shareholder approvals; and

8.

in the event of a reorganization or the amalgamation, merger or consolidation of our shares, the Board of Directors shall make such appropriate provisions for the protection of the rights of the optionee as it may deem advisable.

The Plan was re-affirmed by the shareholders at our Annual General Meeting held on September 23, 2005.  It is a condition of Exchange approval that shareholder approval for the Plan be obtained annually.

Item 7 – Major Shareholders and Related Party Transactions

Major Shareholders

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

There are presently no arrangements known to us, the operation of which may at a subsequent date result in a change in control of Derek.

There have been no significant changes in the percentage ownership held by any major shareholders during the past three years except for the following:

1.

The acquisition of 1,166,667 shares of Common Stock by Charles Haegelin in Fiscal 2003 and 3,829,000 shares of Common Stock by Curb Inc., a controlled corporation, in Fiscal 2002.  The shares were acquired primarily through private placements.

2.

The acquisition of 1,498,363 shares of Common Stock by Bateman Engineering Inc. in Fiscal 2003.  The shares were acquired pursuant to a debt settlement.

As at October 5, 2006, the persons or groups known to us to own more than 5% of our issued and outstanding shares of Common Stock are:

Identity of Person or Group	Amount Owned	Percent of Class (1)
Mr. Charles Haegelin 6301 Indian School NE, Suite 208 Albuquerque, NM, USA 87110	3,891,333 (2)	9.8%

Notes:

(1)

There are 39,676,616 shares of Common Stock issued and outstanding as of the date of this Form 20-F Annual Report.

(2)

Of the 3,891,333 shares of Common Stock beneficially owned by Charles Haegelin, 1,000,000 shares of Common Stock are held directly, 1,000,000 shares of Common Stock are held indirectly in Individual Retirement Accounts and 1,891,333 shares of Common Stock are held by Curb Inc., a controlled corporation.

Holders of Record in the United States

Based on our knowledge, after reasonable inquiry as of October 5, 2006, the most recent practicable date for conducting such search in the light of the time required for responses, the total number of shares of Common Stock held of record by 173 residents in the United States is 18,469,246 shares of Common Stock representing approximately 46.6% of the 39,676,616 shares of Common Stock issued and outstanding at that time.  The foregoing is comprised of the following:

1.

According to the records of our registrar and transfer agent, Computershare Trust Company of Canada, there are 18,469,246 shares of Common Stock held of record by 173 residents of the United States, two of which were Cede & Co. with a total of 6,491,793 shares of Common Stock.

2.

Through a search conducted by us, we have ascertained that there are 7,199,223 shares of Common Stock held by one resident of the United States through CDS & Co. in Canada.

The shares of Common Stock commenced trading on the NASD OTC Bulletin Board Service on January 4, 2001, making them available to U.S. residents on the open market.  We voluntary filed a deregistration application with the United States Security and Exchange Commission on Thursday, August 24, 2006.  Upon acceptance of our deregistration application, our Common Stock was no longer eligible to be quoted on the NASD OTC Bulletin Board Service and was de-listed from that quotation service on Monday, August 28. 2006.

Related Party Transactions

Certain of our directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of British Columbia, our directors are required to act honestly, in good faith and in our best interests.  In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at the time.

Other than disclosed elsewhere in this Annual Report, none of our directors, senior officers, principal shareholders named in “Item 7 – Major Shareholders and Related Party Transactions”, or any relative or spouse of the foregoing, have had an interest, direct or indirect, in any transaction, during the current financial year ending April 30, 2006, or in any proposed transaction which has materially affected or will materially affect us or any of our subsidiaries except for the following:

1.

Barry C.J. Ehrl, President, C.E.O. and Director provided management services as President and C.E.O.  During Fiscal 2006, Mr. Ehrl was paid or accrued $120,000 pursuant to a management agreement.  See “Item 6 – Directors, Senior Management and Employees”.

2.

Brent C. Ehrl, Corporate Secretary, provided shareholder communications services.  During Fiscal 2006, Brent Ehrl was paid or accrued $42,000 for shareholder communications services rendered pursuant to a consulting agreement.  See “Item 6 – Directors, Senior Management and Employees”.

3.

Doug Symonds is our General Manager.  During Fiscal 2006, Mr. Symonds was paid or accrued $67,500 for services rendered pursuant to an employment agreement.  See “Item 6 – Directors, Senior Management and Employees”.

4.

In April 2003, we entered into an agreement with SEC Oil and Gas Partnership (“SEC”), whereby, in consideration of SEC funding US $700,000 of capital and operating expenditures on the LAK Ranch Project, SEC would receive a 49% revenue interest in the initial well, until 1.2 times payback, when the SEC interest in that initial well would revert to a 33% working interest. On October 30, 2003, the terms of this agreement were amended such that SEC would earn a 5% working interest in the LAK Ranch Project by advancing to us the sum of US $600,000. SEC will under this amended agreement receive a 10% revenue share until 1.2 times payback (US $720,000) at which time their revenue interest will revert to 5%.  Charles Haegelin, a significant shareholder of Derek, is General Partner of SEC.

5.

Erica Bearss is our VP, Corporate Communications.  During Fiscal 2006, Erica Bearss was paid or accrued $60,000 for services rendered pursuant to an employment agreement.  See “Item 6 – Directors, Senior Management and Employees”.

6.

During the year, we entered into a services contract with another public company whereby we would provide management and administrative services for a fee of $2,500 per month. During Fiscal 2006 a total of $11,176 (2005-nil) was charged and an amount of $6,176 (2005-nil) was included in accounts receivable at the end of the year.  The companies have a common director.

None of our directors, senior officers, or relative or associate of such persons was indebted to us during Fiscal 2006.

Interests of Experts and Counsel

Not applicable.

Item 8 – Financial Information

Consolidated Financial Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 17 hereof and filed as part of this Form 20-F Annual Report.  These financial statements include the consolidated balance sheets as at April 30, 2006 and 2005 and statements of operations, shareholders’ equity and cash flows for each of the three years ended April 30, 2006.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to us, are set forth in Note 8 to our accompanying consolidated financial statements.

Legal Proceedings

There are no other actual or pending material legal proceedings to which we are or are likely to be a party or of which any of our properties is or is likely to be the subject, except for the following:

We are being sued for a 1% gross overriding royalty on the LAK Ranch Project pursuant to an agreement to raise funds.  No amount has been set aside for this suit as the amount and outcome are undeterminable at this time.

Dividend Policy

We have not declared any dividends since incorporation in 1981 and do not anticipate doing so in the foreseeable future.  Our present policy is to retain future earnings for use in our operations and the expansion of our business.

Significant Changes

There have been no significant changes since the date of our most recent audited financial statements.

Item 9 – The Offer and Listing

Offer and Listings Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the shares of Common Stock on the Exchange for each full quarterly period within the within the two most recent fiscal years:

PERIOD	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB or PINK SHEETS HIGH USD $	OTC-BB or PINK SHEETS LOW USD $
2007
First Quarter	$0.40	$0.295	$0.36	$0.26
2006
Fourth Quarter	$0.55	$0.37	$0.50	$0.32
Third Quarter	$0.60	$0.445	$0.51	$0.36
Second Quarter	$0.63	$0.36	$0.56	$0.039
First Quarter	$0.475	$0.31	$0.375	$0.241
2005
Fourth Quarter	$0.59	$0.45	$0.51	$0.351
Third Quarter	$0.69	$0.41	$0.56	$0.33
Second Quarter	$0.58	$0.42	$0.44	$0.314
First Quarter	$0.79	$0.45	$0.57	$0.32

The following table sets forth the annual high and low market prices for the five fiscal years ending April 30, 2006:

YEARS ENDING APRIL 30	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB or PINK SHEETS HIGH USD $	OTC-BB or PINK SHEETS LOW USD $
2006	$0.63	$0.31	$0.56	$0.039
2005	$0.79	$0.41	$0.57	$0.314
2004	$1.75	$0.11	$2.20	$0.07
2003 (1)	$0.30	$0.05	$0.23	$0.03
2002	$0.60	$0.15	$0.40	$0.1167

Notes:

(1)

The shares of Common Stock were consolidated on a 3 for 1 basis on March 3, 2003.

The following table sets forth the high and low market prices for the most recent six months:

MONTH	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB or PINK SHEETS HIGH USD $	OTC-BB or PINK SHEETS LOW USD $
September 2006	$0.32	$0.22	$0.29	$0.22
August 2006	$0.34	$0.215	$0.31	$0.20
July 2006	$0.395	$0.295	$0.36	$0.26
June 2006	$0.40	$0.31	$0.36	$0.28
May 2006	$0.40	$0.315	$0.359	$0.28
April 2006	$0.45	$0.37	$0.42	$0.32
March 2006	$0.50	$0.395	$0.447	$0.34
February 2006	$0.55	$0.42	$0.50	$0.37

We voluntary filed a deregistration application with the United States Security and Exchange Commission on Thursday, August 24, 2006. Upon acceptance of our deregistration application, our Common Stock was no longer eligible to be quoted on the NASD OTC Bulletin Board Service and was de-listed from that quotation service on Monday, August 28. 2006.

The closing price of our shares on October 25, 2006 was $0.26 on the Exchange and US $0.236 on the Pink Sheets.

There have been no trading suspensions in the prior three years.

Plan of Distribution

Not applicable.

Markets

The shares of Common Stock trade on the Exchange under the symbol “DRK” and on the Pink Sheets under the symbol “DRKOF”.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10 – Additional Information

Share Capital

Not applicable.

Memorandum of Articles of Association

Objects and Purposes of the Company

Our Articles do not prescribe any extraordinary limits on our business or purpose.

Directors

Part 17 of our Articles deals with the directors’ involvement in transactions in which they have an interest. Article 17.2 provides that a director who holds a disclosable interest in a contract or transaction into which Derek has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Pursuant to the BCA, a director does not have a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person’s capacity as a director.

Part 8 of our Articles deals with borrowing powers. We, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of our present and future assets and undertaking.

Qualifications of Directors

The Articles do not specify a retirement age for directors.

Directors are not required to own any shares of Common Stock.

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

Rights, Preference and Restrictions

All of the authorized shares of Common Stock are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of Derek, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs after we have paid out our liabilities.  The issued shares of Common Stock are not subject to call or assessment rights or any pre-emptive or conversion rights.  The holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders.  There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

The rights of holders of shares of Common Stock may be altered only with the approval of the holders of 2/3 or more of the shares voted at a meeting of our shareholders called and held in accordance with applicable law.

Annual General Meetings and Extraordinary General Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. Pursuant to the BCA, we are required to hold an annual meeting in each year, not more than 15 months after the date of the most recent annual meeting.

The directors may convene an extraordinary general meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document.

Change in Control of Company

There are no provisions in our Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of Derek, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving Derek or any of our subsidiaries.

Ownership Threshold

There are no provisions in our Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

Changes to Capital

There are no conditions imposed by our Articles governing changes in the capital where such conditions are more stringent than is required by the law of British Columbia.

Material Contracts

We have entered into the following material contracts within the past two years, copies of which may be inspected between the hours of 10:00 am and 5:00 p.m. at our head office located at #1201 – 1111 W. Hastings Street, Vancouver, British Columbia, V6E 2J3.

(a)

Agreement dated October 21, 2004 with Allen Wilson, pursuant to which we agreed to transfer a 0.42% gross overriding royalty on the LAK Ranch Project as a finder’s fee for a private placement.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

(b)

Letter Agreement dated October 2, 2006 between Derek and Ivanhoe Energy (USA) Inc. with respect to purchasing Ivanhoe’s interest in the LAK Ranch Project. See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of shares of Common Stock.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding shares of Common Stock) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Taxation”.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the shares of Common Stock under the laws of Canada or the Province of British Columbia or in our charter documents.

The following describes those provisions of the Act pertinent to an investment in the shares of Common Stock by a person who is not a Canadian resident (a “non-Canadian”).

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

Taxation

Canadian Federal Income Tax Consequences

The following is a discussion of the material Canadian federal income tax consequences applicable to a holder of shares of Common Stock who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock in connection with carrying on a business in Canada (a “non-resident holder”).  Accordingly, shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

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

Dividends

Under the ITA, dividends paid or deemed to have been paid by a corporation resident in Canada to a non-resident holder will generally be subject to withholding tax at a rate of 25%.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Derek) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is also a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend or 15% otherwise.  However, if the U.S. resident shareholder is an LLC, the withholding rate is 25%.

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

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a Common Share will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of Derek.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his shares of Common Stock treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the shares of Common Stock, subject to the relieving provisions of the Treaty described below.  The shares of Common Stock may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain “rollover” transactions.  This would include transactions under Sections 85 and 87 of the ITA, which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of shares of Common Stock that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources. It is a question of fact as to whether the value of the shares of Common Stock results principally from real property in Canada.  Although a tax opinion on this matter has not been obtained, given the nature of our business and our stage of development, we have concluded that the value of our shares would likely fall into this category;

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

United States Federal Income Tax Consequences

The following is a discussion of all material United States Federal income tax consequences, under current law, that may be applicable to a U.S. Holder (as defined below) of shares of Common Stock of the Registrant.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See "Canadian Federal Income Tax Consequences" above.)

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

Under current U.S. Treasury Regulations, reporting requirements may apply with respect to the payment of dividends to U.S. Holders of our shares.  Under Treasury regulations currently in effect, non-corporate holders or holders not exempt from reporting requirements may be subject to backup withholding at a 28% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor by furnishing a duly completed and signed Form W-9 in the required manner; (2) is notified by the IRS that it has failed to report payments of interest or dividends properly; or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of shares of Common Stock of the Registrant who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on shares of Common Stock of the Registrant

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of Common Stock of the Registrant are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares of Common Stock and thereafter as gain from the sale or exchange of the shares of Common Stock.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of Common Stock of the Registrant will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant.  Similarly, a U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 80% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 20% of the voting power and value of the Registrant.  The availability of these deductions is subject to several complex limitations, which are beyond the scope of this discussion.  The directors of the Registrant believe that Derek is not a “qualified foreign corporation” for U.S. tax purposes and that Derek has and does qualify as a Passive Foreign Investment Company for U.S. shareholders, as defined below.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of Common Stock of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  Legislative amendments enacted in 2004 amend the foreign tax credit provisions.  These amendments include reducing the limitations on certain classifications of income.  These amendments are effective for tax years beginning after 2006.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of Common Stock of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of shares of Common Stock of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of shares of Common Stock of the Registrant equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder’s tax basis in the shares of Common Stock of the Registrant.  This gain or loss will be capital gain or loss if the shares of Common Stock are a capital asset in the hands of the U.S. Holder unless the Registrant were to become a controlled foreign corporation.  For the effect on the Registrant of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of Common Stock of the Registrant:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold shares of Common Stock of the Registrant would be required to include in income for such year their allocable portion of the Registrant’s passive income which would have been treated as a dividend had that passive income actually been distributed.  To the best knowledge of the Registrant, it is not and has never been a Foreign Personal Holding Company.

Legislation enacted in 2004 repeals the foreign personal holding company rules.  This repeal is effective after 2004.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of Common Stock of the Registrant to be treated as ordinary income rather than capital gains.  To the best knowledge of the Registrant, it is not and has never been a Foreign Investment Company.

Legislation enacted in 2004 repeals the foreign investment company rules.  This repeal is effective after 2004.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of three alternative tax methods at the election of each such U.S. Holder.  The directors of the Registrant believe that Derek has and does qualify as a PFIC for U.S. shareholders.  There can be no assurance that the Registrant will be able to satisfy record keeping requirements that will be imposed on a qualifying electing fund (“QEF”), as discussed below.

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

A QEF election also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his shares of Common Stock (or deemed to be realized on the pledge of his shares of Common Stock) as capital gain; (ii) treat his share of the Registrant’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

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

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his shares of Common Stock and (ii) certain "excess distributions", as specially defined, by the Registrant.

A Non-electing U.S. Holder would be required to pro-rate all gains realized on the disposition of his shares of Common Stock and all excess distributions over the entire holding period for the shares of Common Stock.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds shares of Common Stock, then the Registrant will continue to be treated as a PFIC with respect to such shares of Common Stock, even if it is no longer by definition a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such shares of Common Stock had been sold on the last day of the last taxable year for which it was a PFIC.

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

Certain special adverse rules will apply with respect to the shares of Common Stock while the Registrant is a PFIC whether or not it is treated as a QEF.  For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

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

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Registrant, the Registrant would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Registrant and the Registrant’s earnings invested in "U.S. property" (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of Common Stock of the Registrant by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Registrant may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

The material contracts listed herein may be inspected between the hours of 10:00 a.m. and 5:00 p.m. at our head office located at #1201 – 1111 W. Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3.

Subsidiary Information

We have one wholly owned subsidiary, Derek Resources (U.S.A.) Inc. incorporated under the laws of the State of Delaware on August 18, 1981 under the name Cove Energy Inc.  On December 18, 2000, the name changed to Derek Resources (U.S.A.) Inc.  The registered and records offices of Derek USA are located at No. 100 West Tenth Street, Wilmington, Delaware.  The principal business address of Derek USA is #1201 – 1111 W. Hastings Street, Vancouver, British Columbia, Canada.  The authorized capital of Derek USA consists of 2,000 common shares without par value of which one common share issued and outstanding is registered in the name of Derek.

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

(a)

Transaction Risk and Currency Risk Management

Our operations do not employ financial instruments or derivatives which are market sensitive and therefore we are not subject to the financial market risks associated with such instruments and derivatives.

(b)

Exchange Rate Sensitivity

In the normal course of business, we enter into transactions for the purchase of supplies and services denominated in U.S. dollars. In addition, we have cash and certain liabilities denominated in U.S. dollars. As a result, we are subject to foreign exchange risk from fluctuations in foreign exchange rates.

(c)

Interest Rate Risk

We are equity financed and do not have any debt which is subject to interest rate change risks.

(d)

Oil and Gas Risk

The prices of crude oil and natural gas have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved production methods.  The prices which will be available to us for sales of our production will be established by market forces which can be affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens.  The market for crude oil is influenced by global supply and demand considerations and by the supply management practices of the world’s dominant producers concentrated in the Organization of Petroleum Exporting Countries (OPEC).  The natural gas market is primarily influenced by North American supply and demand profile and by competing fuels.

We have not entered into any derivative securities or hedging instruments to manage oil and gas risks.

Item 12 – Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13 – Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15 - Controls and Procedures

The Audit Committee, comprised of Edward Byrd, Patrick Boswell and John Lush, has the responsibility of reviewing with our Auditor all financial statements to be submitted to an annual general meeting of our shareholders, prior to their consideration by the Board of Directors.  Mr. Byrd is not independent.

On April 30, 2006, management concluded its evaluation of the effectiveness of our disclosure controls and procedures. As of that date, our Chief Executive Officer and Chief Financial Officer concluded that we maintain effective disclosure controls and procedures relating to transactions, assets, liabilities, accounting and other records and public reporting and disclosure that ensure information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Specifically, the disclosure controls and procedures assure that information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of management’s evaluation.

Item 16A - Audit Committee Financial Expert

The Board of Directors has determined that Edward Byrd meets the requirements of an “audit committee financial expert” as such term is defined under currently applicable rules of the SEC subject to the following.  The applicable SEC rules require an “audit committee financial expert” to have an understanding of the body of generally accepted accounting principles used in our primary financial statements filed with the SEC.  In our case, that is US GAAP. The Board of Directors has determined that, while Mr. Byrd has an extensive understanding of generally accepted accounting principles in Canada, his direct experience with US GAAP is limited.  Mr. Byrd is not independent.

Item 16B - Code of Ethics

We have not adopted a Code of Ethics but intend to do so in the current fiscal year.

Item 16C - Principal Accountant Fees and Services

(a)

Audit Fees

The aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements in the fiscal years ended April 30, 2006 and 2005 were $35,000 and $29,000, respectively.

(b)

Audit Related Fees

We incurred $nil fees during the last two fiscal years for assurance and related services by our principal accountant that were reasonably related to the performance of the audit or review of our financial statements.

(c)

Tax Fees

We incurred fees of $nil during the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

(d)

All Other Fees

We incurred other fees of $nil during the last two fiscal years for products and services rendered by our principal accountant.

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

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on our behalf or any “affiliated purchaser” of our equity securities.

Part III

Item 17 – Financial Statements

See the consolidated financial statements and exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to us, are set forth in Note 8 to the accompanying consolidated financial statements.

Item 18 – Financial Statements

Not applicable.

Item 19 – Exhibits

(a)

Financial Statements

1.

The audited consolidated financial statements which include the consolidated balance sheets as at April 30, 2006 and 2005 and statements of operations, cash flows and shareholders’ equity for each of the years in the three years ended April 30, 2006 together with the notes thereto.

(b)

Exhibits

1.

Certificate of Incorporation and Name Changes

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

1.1

New Articles effective October 15, 2004.

-- Incorporated by Reference to Form 20-F 2004 Annual Report –

2.

Instruments defining the rights of holders of equity or debt securities being registered.  Not applicable.

3.

Voting Trust Agreements:  Not Applicable

4.

Material Contracts Entered Into Not Two Years Before the Filing Date:

4.1

Stock Option Plan.

-- Incorporated by Reference to Form 20-F 2003 Annual Report --

4.2

Amending Agreement dated October 30, 2003, between Derek and SEC Oil and Gas Partnership with respect to financing for the LAK Ranch Project.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

-- Incorporated by Reference to Form 20-F 2004 Annual Report --

4.3

Letter Agreement dated October 3, 2003 between Derek and Bateman Engineering Inc. pursuant to which the parties agreed to extend the due date of a note to March 31, 2004. See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

-- Incorporated by Reference to Form 20-F 2003 Annual Report --

4.4

Farm-in and joint operating agreement dated January 20, 2004 between Derek USA and Ivanhoe Energy (USA) Inc. with respect to earning up to a 60% interest in the LAK Ranch Project.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

-- Incorporated by Reference to Form 20-F 2004 Annual Report --

4.5

Office lease dated February 25, 2004 between Derek and Golden Properties Ltd.

-- Incorporated by Reference to Form 20-F 2004 Annual Report --

4.6

Consulting agreement dated October 15, 2003 between Derek and Brent Ehrl.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

-- Incorporated by Reference to Form 20-F 2004 Annual Report --

4.7

Consulting agreement dated May 31, 2004 between the Company and Alan Stevens, Vice-President, Operations and Director.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

-- Incorporated by Reference to Form 20-F 2005 Annual Report --

4.8

Agreement dated October 21, 2004 between Derek and Allen Wilson, pursuant to which Derek agreed to transfer a 0.42% gross overriding royalty on the LAK Ranch Project as a finder’s fee for a private placement.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

-- Incorporated by Reference to Form 20-F 2005 Annual Report --

4.9

Employment agreement dated June 30, 2004 between Derek and Erica Bearss, VP Corporate Communications.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

-- Incorporated by Reference to Form 20-F 2005 Annual Report --

4.10

Employment agreement dated January 1, 2000 between Derek and Doug Symonds, General Manager.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

-- Incorporated by Reference to Form 20-F 2005 Annual Report --

4.11

Agreement dated January 1, 2006 between Derek and International Starteck Industries Inc. to provide management and administrative services.  See “Item 7 – Major Shareholders and Related Party Transactions”.

4.12

Letter agreement dated October 2, 2006 between Derek and Ivanhoe Energy (USA) Inc. with respect to purchasing Ivanhoe’s interest in the LAK Ranch Project.  See “Item 4 – Information on the Company, The LAK Ranch Project, Wyoming, USA”.

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

DEREK OIL & GAS CORPORATION
(Registrant)
November 1, 2006	/s/ Barry C.J. Ehrl
Date	Barry C.J. Ehrl, President, CEO and Director